47

09045818

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME KGHM Polska Miedz SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04639 FISCAL YEAR 12/31/08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dew

DAT : 4/9/09

EXEMPTION NUMBER: 82-4639

ARIS
12-31-08

POLISH FINANCIAL SUPERVISION AUTHORITY

Annual report R 2008

(In accordance with § 82, section 1 point 3 of the Decree of the Minister of Finance dated 19 February 2009 – Journal of Laws No. 33, point 259)

for issuers of securities involved in production, construction, trade or services activities

for the financial year 2008 comprising the period from **1 January 2008** to **31 December 2008** containing the financial statements according to International Financial Reporting Standards in PLN.

publication date: 2 April 2009

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A. (name of issuer in brief)	**Metals industry** (issuer branch title per the Warsaw Stock Exchange)
59 - 301 (postal code)	**LUBIN** (city)
M. Skłodowskiej – Curie (street)	**48** (number)
(48 76) 74 78 200 (telephone)	**(48 76) 74 78 500** (fax)
IR@BZ.KGHM.pl (e-mail)	**www.kghm.pl** (website address)
692–000–00-13 (NIP)	**390021764** (REGON)

RECEIVED 2009 APR -1 P 2:32

Ernst & Young Audit Sp. z o.o.
(entity entitled to audit financial statements)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	year 2008 period from 1 January 2008 to 31 December 2008	year 2007 period from 1 January 2007 to 31 December 2007	year 2008 period from 1 January 2008 to 31 December 2008	year 2007 period from 1 January 2007 to 31 December 2007
I. Sales	11 302 913	12 183 113	3 200 055	3 225 777
II. Operating profit	3 596 364	4 682 034	1 018 194	1 239 683
III. Profit before income tax	3 553 629	4 655 530	1 006 095	1 232 665
IV. Profit for the period	2 920 378	3 798 826	826 811	1 005 832
V. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VI. Earnings per ordinary share (in PLN/EUR)	14.60	18.99	4.13	5.03
VII. Net cash generated from operating activities	2 749 171	4 468 046	778 339	1 183 024
VIII. Net cash used in investing activities	(1 721 778)	(577 867)	(487 466)	(153 004)
IX. Net cash used in financing activities	(1 809 021)	(3 405 550)	(512 166)	(901 702)
X. Total net cash flow	(781 628)	484 629	(221 293)	128 318
	At 31 December 2008	**At 31 December 2007**	**At 31 December 2008**	**At 31 December 2007**
XI. Non-current assets	8 703 565	7 431 425	2 085 985	2 074 658
XII. Current assets	5 173 979	4 992 205	1 240 049	1 393 692
XIII. Non-current assets held-for-sale	23 020	-	5 517	-
XIV. Total assets	13 900 564	12 423 630	3 331 551	3 468 350
XV. Non-current liabilities	1 640 668	1 439 396	393 219	401 841
XVI. Current liabilities	1 668 604	2 018 285	399 915	563 452
XVII. Equity	10 591 292	8 965 949	2 538 417	2 503 057

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S OPINION AND REPORT ON ITS AUDIT OF THE FINANCIAL STATEMENTS FOR 2008

Lubin, March 2009

Ernst & Young Audit sp. z o.o.
Rondo ONZ 1
00-124 Warszawa
Tel. +48 22 557 70 00
Faks +48 22 557 70 01
warszawa@pl.ey.com
www.ey.com/pl

The Polish original should be referred to in matters of interpretation.
Translation of auditors' opinion originally issued in Polish.

INDEPENDENT AUDITORS' OPINION

To Shareholders and Supervisory Board of KGHM Polska Miedź S.A.

1. We have audited the attached financial statements for the year ended 31 December 2008 of KGHM Polska Miedź S.A. ('the Company') located in Lubin at M. Skłodowskiej-Curie 48, containing:
   - the balance sheet as at 31 December 2008 with total assets amounting to 13,900,564 thousand zlotys,
   - the income statement for the period from 1 January 2008 to 31 December 2008 with a net profit amounting to 2,920,378 thousand zlotys,
   - the statement of changes in equity for the period from 1 January 2008 to 31 December 2008 with a net increase in equity amounting to 1,625,343 thousand zlotys,
   - the cash flow statement for the period from 1 January 2008 to 31 December 2008 with a net cash outflow amounting to 781,628 thousand zlotys and
   - the summary of significant accounting policies and other explanatory notes

   ('the attached financial statements').
2. The truth and fairness[1] of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Company's Management Board. Our responsibility was to audit the attached financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair[2] and whether the accounting records that form the basis for their preparation are, in all material respects properly maintained.
3. We conducted our audit of the attached financial statements in accordance with the following regulations being in force in Poland:
   - chapter 7 of the Accounting Act, dated 29 September 1994 ('the Accounting Act'),
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether these financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the attached financial statements. The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management Board, as well as evaluating the overall presentation of the attached financial statements. We believe our audit has provided a reasonable basis to express our opinion on the attached financial statements treated as a whole.

[1] Translation of the following expression in Polish: '*rzetelność, prawidłowość i jasność*'
[2] Translation of the following expression in Polish: '*rzetelne, prawidłowe i jasne*'

4. In our opinion, the attached financial statements, in all material respects:
   - present truly and fairly all information material for the assessment of the results of the Company's operations for the period from 1 January 2008 to 31 December 2008, as well as its financial position[3] as at 31 December 2008;
   - have been prepared correctly, i.e. in accordance with International Financial Reporting Standards as adopted by the EU and based on properly maintained accounting records;
   - are in respect of the form and content, in accordance with (i) legal regulations governing the preparation of financial statements and (ii) the Company's Articles of Association.
5. We have read the 'Directors' Report for the period from 1 January to 31 December 2008 and the rules of preparation of annual statements' ('the Directors' Report') and concluded that the information derived from the attached financial statements reconciles with these financial statements. The information included in the Directors' Report corresponds with the relevant regulations of the Decree of the Minister of Finance dated 19 February 2009 on current and periodic information published by issuers of securities and conditions for recognition as equivalent the information required by laws of non-EU member states (Journal of Laws No. 33, item 259).

on behalf of
Ernst & Young Audit sp. z o.o.
Rondo ONZ 1, 00-124 Warsaw
Reg. No. 130

Marek Musiał
Certified Auditor
Registration No. 90036/7272

Jacek Hryniuk
Certified Auditor
Registration No. 9262/6958

Warsaw, 27 March 2009

[3] Translation of the following expression in Polish: '*sytuacja majątkowa i finansowa*'

KGHM Polska Miedź S.A.

LONG-FORM AUDITORS' REPORT
SUPPLEMENTING THE INDEPENDENT AUDITORS' OPINION
ON THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2008

(in thousand zlotys)

I. GENERAL NOTES

1. Background

KGHM Polska Miedź S.A. (hereinafter 'the Company') was incorporated on the basis of a Notarial Deed dated 12 September 1991. The Company's registered office is located in Lubin at M. Skłodowskiej-Curie Street 48.

KGHM Polska Miedź S.A. has a multi-divisional organisational structure, which comprises a Head Office and 10 Divisions: 3 mines (Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine), 3 smelters (Głogów Smelter, Legnica Smelter, the Cedynia Wire Rod Plant), an Ore Enrichment Plant, a Tailings Plant, a Mine-Smelter Emergency Rescue Unit, and a Data Center.

The legal antecedent of KGHM Polska Miedź S.A. was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

The Company was entered in the Register of Entrepreneurs of the National Court Register under no. KRS 23302 on 29 June 2001.

The Company was issued with tax identification number (NIP) 692-000-00-13 on 14 June 1993 and statistical number (REGON) 390021764 on 11 February 2000.

The Company is the parent company of the KGHM Polska Miedź SA capital group. Details of transactions with affiliated entities and the list of companies in which the Company holds at least 20% of shares in the share capital or in the total number of votes in the company's governing body are included in Note 6 and 33 of the summary of significant accounting policies and other explanatory notes ("the additional notes and explanations") to the audited financial statements for the year ended 31 December 2008.

The principal activities of the Company are as follows:

- the mining of non-ferrous metals ore,
- the production of copper, precious and non-ferrous metals,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal,
- waste management,
- wholesale sales based on direct or contractual payments,
- geological and exploratory activities,
- the generation and distribution of electricity and of steam and hot water, the production of gas, and the distribution of gaseous fuels through a supply network,
- telecommunication and IT activities.

As at 31 December 2008, the Company's issued share capital amounted to 2,000,000 thousand zlotys. Equity as at that date amounted to 10,591,292 thousand zlotys.

As at 27 March 2009, the ownership structure of the Company's issued share capital was as follows:

(in thousand zlotys)

	Number of shares	Number of votes	Par value of shares in zlotys	% of issued share capital
State Treasury	83,589,900	83,589,900	10	41.79
Others (less than 5%)	116,410,100	116,410,100	10	58.21
	--------	--------	--------	--------
Total	200,000,000	200,000,000	-	100.00
	=====	=====	=====	=====

There were no changes in the ownership structure of the Company during the reporting period as well as during the period from the balance sheet date to the date of the opinion.

There were no movements in the share capital in the reporting period.

As at 27 March 2009, the Company's Management Board was composed of:

Mirosław Krutin	- President
Herbert Wirth	- I Vice President (Development)
Maciej Tybura	- Vice President (Finance)

There were following changes in the Company's Management Board composition during the reporting period:

Krzysztof Skóra	- President, called off on 17 January 2008;
Dariusz Kaśków	- Vice President, called off on 17 January 2008;
Ireneusz Reszczyński	- Acting President since 17 January 2008, previously I Vice President, called off on 23 April 2008;
Marek Fusiński	- Vice President (Finance), called off on 23 April 2008;
Stanisław Kot	- Vice President (Production), called off on 23 April 2008;
Mirosław Krutin	- President since 23 April 2008;
Herbert Wirth	- I Vice President (Development) since 23 April 2008;
Maciej Tybura	- Vice President (Finance) since 23 April 2008.

There were no changes in the Company's Management Board composition from the balance sheet date to the date of the opinion.

2. Financial Statements

On 14 June 2006 the General Shareholders' Meeting decided on preparation of the financial statements in accordance with International Financial Reporting Standards as adopted by the EU.

2.1 Auditors' opinion and audit of financial statements

Ernst & Young Audit sp. z o.o. with its registered office in Warsaw, at Rondo ONZ 1, is registered on the list of entities authorised to audit financial statements under no. 130.

(in thousand zlotys)

Ernst & Young Audit sp. z o.o. was appointed by the Supervisory Board on 19 March 2007 to audit the Company's financial statements.

Ernst & Young Audit sp. z o.o. and the certified auditor in charge of the audit meet the conditions required to express an impartial and independent opinion on the financial statements, as defined in Art. 66, clause 2 and 3 of the Accounting Act dated 29 September 1994 (uniform text: Journal of Laws of 2002, No. 76 with subsequent amendments – 'the Accounting Act').

Under the contract executed on 30 April 2007 with the Company's Management Board, we have audited the financial statements for the year ended 31 December 2008.

Our responsibility was to express an opinion on the financial statements based on our audit. The auditing procedures applied to the financial statements were designed to enable us to express an opinion on the financial statements taken as a whole. Our procedures did not extend to supplementary information that does not have an impact on the financial statements taken as a whole.

Based on our audit, we issued an auditors' opinion dated 27 March 2009, stating the following:

"To Shareholders and Supervisory Board of KGHM Polska Miedź S.A.

1. We have audited the attached financial statements for the year ended 31 December 2008 of KGHM Polska Miedź S.A. ('the Company') located in Lubin at M. Skłodowskiej-Curie 48, containing:
    - the balance sheet as at 31 December 2008 with total assets amounting to 13,900,564 thousand zlotys,
    - the income statement for the period from 1 January 2008 to 31 December 2008 with a net profit amounting to 2,920,378 thousand zlotys,
    - the statement of changes in equity for the period from 1 January 2008 to 31 December 2008 with a net increase in equity amounting to 1,625,343 thousand zlotys,
    - the cash flow statement for the period from 1 January 2008 to 31 December 2008 with a net cash outflow amounting to 781,628 thousand zlotys and
    - the summary of significant accounting policies and other explanatory notes

    ('the attached financial statements').
2. The truth and fairness[1] of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Company's Management Board. Our responsibility was to audit the attached financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair[2] and whether the accounting records that form the basis for their preparation are, in all material respects properly maintained.
3. We conducted our audit of the attached financial statements in accordance with the following regulations being in force in Poland:

[1] Translation of the following expression in Polish: '*rzetelność, prawidłowość i jasność*'
[2] Translation of the following expression in Polish: '*rzetelne, prawidłowe i jasne*'

(in thousand zlotys)

- chapter 7 of the Accounting Act, dated 29 September 1994 ('the Accounting Act'),
- the auditing standards issued by the National Chamber of Auditors,

in order to obtain reasonable assurance whether these financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the attached financial statements. The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management Board, as well as evaluating the overall presentation of the attached financial statements. We believe our audit has provided a reasonable basis to express our opinion on the attached financial statements treated as a whole.

4. In our opinion, the attached financial statements, in all material respects:
   - present truly and fairly all information material for the assessment of the results of the Company's operations for the period from 1 January 2008 to 31 December 2008, as well as its financial position[3] as at 31 December 2008;
   - have been prepared correctly, i.e. in accordance with International Financial Reporting Standards as adopted by the EU and based on properly maintained accounting records;
   - are in respect of the form and content, in accordance with (i) legal regulations governing the preparation of financial statements and (ii) the Company's Articles of Association.
5. We have read the 'Directors' Report for the period from 1 January to 31 December 2008 and the rules of preparation of annual statements' ('the Directors' Report') and concluded that the information derived from the attached financial statements reconciles with these financial statements. The information included in the Directors' Report corresponds with the relevant regulations of the Decree of the Minister of Finance dated 19 February 2009 on current and periodic information published by issuers of securities and conditions for recognition as equivalent the information required by laws of non-EU member states (Journal of Laws No. 33, item 259).".

We conducted the audit of the Company's financial statements during the period from 27 October 2008 to 27 March 2009. We were present at the Company's head office and at the Company's branches in different periods from 27 October 2008 to 27 March 2009.

2.2 Representations provided and data availability

The Management Board confirmed its responsibility for the truth and fairness[4] of the financial statements and stated that it had provided us with all financial information, accounting records and other required documents as well as all necessary explanations. The Management Board also provided a letter of representations dated 27 March 2009, confirming that:

- the information included in the books of account was complete,
- all contingent liabilities had been disclosed in the financial statements, and

[3] Translation of the following expression in Polish: '*sytuacja majątkowa i finansowa*'
[4] Translation of the following expression in Polish: "*rzetelność, prawidłowość i jasność*"

(in thousand zlotys)

- all material events from the balance sheet date to the date of the representation letter had been disclosed in the financial statements,

and confirmed that the information provided to us was true and fair to the best of the Management Board's knowledge and belief, and included all events that could have had an effect on the financial statements.

2.3 Financial statements for prior financial year

The Company's financial statements for the year ended 31 December 2007 were audited by Marek Musiał, Certified Auditor No. 90036/7272, acting on behalf of acting on behalf of Ernst & Young Audit Sp. z o.o. located in Warsaw, at Rondo ONZ 1 registered in the auditors' register under the number 130. The certified auditor issued an unqualified opinion on the financial statements for the year ended 31 December 2007. The Company's financial statements for the year ended 31 December 2007 were approved by the General Shareholders' Meeting on 26 June 2008, and the shareholders resolved to appropriate the 2007 net profit as follows:

Dividends for the shareholders	1,800,000
Reserve capital	1,998,826

	3,798,826

The financial statements for the financial year ended 31 December 2007, together with the auditors' opinion, a copy of the resolution approving the financial statements, a copy of the resolution on the appropriation of profit and the Directors' Report, were filed on 3 July 2008 with the National Court Register.

The introduction to the financial statements, the balance sheet as at 31 December 2007, the profit and loss account, statement of changes in equity and cash flow statement for the year ended 31 December 2007, together with the auditors' opinion, a copy of the resolution approving the financial statements and a copy of the resolution on the appropriation of profit were published on 8 December 2008 in Monitor Polski B No. 1969.

3. Analytical Review

3.1 Basic data and financial ratios

Presented below are selected financial ratios indicating the economic or financial performance of the Company for the years 2006 – 2008, calculated on the basis of financial information included in the financial statements for the years ended 31 December 2008 and 31 December 2007 prepared in accordance with International Financial Reporting Standards adopted by EU.

(in thousand zlotys)

	2008	2007	2006
Total assets	13,900,564	12,423,630	12,251,437
Shareholders' equity	10,591,292	8,965,949	8,115,814
Net profit/ loss	2,920,378	3,798,826	3,604,988
Return on assets (%)	21.0	30.6	29.4
Net profit x 100 / Total assets			
Return on equity (%)	32.6	46.8	58.7
Net profit x 100 / Shareholders' equity at the beginning of the period			
Profit margin (%)	25.8	31.2	30.9
Net profit x 100 / Sales of finished goods, goods for resale and raw materials			
Liquidity I	3.3	2.7	2.0
Current assets / Short-term creditors			
Liquidity III	1.2	1.4	0.8
Cash and cash equivalents / Short-term creditors			
Debtors days	16 days	16 days	32 days
Trade debtors x 365 / Sales of finished goods, goods for resale and raw materials			
Creditors days	36 days	32 days	30 days
Trade creditors x 365 / Costs of finished goods, goods for resale and raw materials sold			

(in thousand zlotys)

	2008	2007	2006
Inventory days	74 days	89 days	86 days
Inventory x 365 / Costs of finished goods, goods for resale and raw materials sold			
Stability of financing (%)	88.8	84.9	78.2
(Equity + long-term provisions and liabilities) x 100 / Total liabilities, provisions and equity			
Debt ratio (%)	23.8	27.8	33.8
(Total liabilities and provisions) x 100 / Total assets			
Rate of inflation:			
Yearly average	4.2%	2.5%	1.0%
December to December	3.3%	4.0%	1.4%

3.2 Comments

The following trends may be observed based on the above financial ratios:

- Return on equity at the end of 2008 was 32.6% and at the end of 2007 was 46.8%;
- Profit margin decreased from 31.2% at the end of 2007 to 25.8% as at the end of 2008;
- Liquidity I ratio increased from 2.7 as at the end of 2007 to 3.3 as at the end of 2008;
- Liquidity III ratio decreased from 1.4 as at the end of 2007 to 1.2 as at the end of 2008;
- Debtors days ratio did not change compared to 2007 and was 16 days;
- Creditors days ratio increased from 32 days in 2007 to 36 days in 2008;
- Stability of financing increased from 84.9% as at the end of 2007 to 88.8% as at the end of 2008;
- Debt ratio decreased from 27.8% as at the end of 2007 to 23.8% as at the end of 2008.

3.3 Going concern

Nothing came to our attention during the audit that caused us to believe that the Company is unable to continue as a going concern for at least twelve months subsequent to 31 December 2008 as a result of an intended or compulsory withdrawal from or a substantial limitation in its current operations.

In Note 1 of the additional notes and explanations to the audited financial statements for the year ended 31 December 2008, the Management Board has stated that the financial statements were prepared on the assumption that the Company will continue as a going concern for a period of at least twelve months subsequent to 31 December 2008 and that there are no circumstances that would indicate a threat to its continued activity.

(in thousand zlotys)

II. DETAILED REPORT

1. Accounting System

The Company's accounts are kept using the SAP – R3 computer system at the Company's head office. The Company has up-to-date documentation, as required under Article 10 of the Accounting Act, including a chart of accounts approved by the Company's Management Board.

During our audit no material irregularities were noted in the books of account which could have a material effect on the audited financial statements and which were not subsequently adjusted. These would include matters related to:

- the reasonableness and consistency of the applied accounting policies;
- the reliability of the accounting records, the absence of errors in the accounting records and the trail of entries in the accounting records;
- whether business transactions are supported by documents;
- the correctness of opening balances based on approved prior year figures;
- consistency between the accounting entries, the underlying documentation and the financial statements;
- fulfilment of the requirements for safeguarding accounting documents and storing accounting records and financial statements.

2. Assets, Liabilities and Equity, Profit and Loss Account

Details of the Company's assets, liabilities and equity and profit and loss account are presented in the audited financial statements for the year ended 31 December 2008.

Verification of assets, liabilities and equity was performed in accordance with the Accounting Act. Any differences were adjusted in the books of account for the year 2008.

3. Additional Notes and Explanations to the Financial Statements

The additional notes and explanations to the financial statements for the year ended 31 December 2008 were prepared, in all material respects, in accordance with International Financial Reporting Standards as adopted by the EU.

4. Directors' Report

We have read the Directors' report on the Company's activities in the period from 1 January 2008 to 31 December 2008 and the basis for preparation of annual financial statements ('Directors' Report') and concluded that the information derived from the attached financial statements reconciles with the financial statements. The information included in the Directors' Report corresponds with the relevant provisions of the Decree of the Minister of Finance dated 19 February 2009 on current and periodic information published by issuers of securities and conditions for recognition as equivalent the information required by laws of non-EU member states (Journal of Laws No. 33, item 259).

5. Conformity with Law and Regulations

We have obtained a letter of representations from the Management Board confirming that no laws, regulations or provisions of the Company's Articles of Association were breached during the financial year.

6. Work of Experts

During our audit we have taken into account the results of the work of the following independent experts:
- actuaries - in the area of provisions for future employee benefits;
- lawyers - in the area of claims and litigations.

on behalf of
Ernst & Young Audit sp. z o.o.
Rondo ONZ 1, 00-124 Warsaw
Reg. No. 130

Marek Musiał
Certified Auditor No. 90036/7272

Jacek Hryniuk
Certified Auditor No. 9262/6958

Warsaw, 27 March 2009

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, March 2009

EXEMPTION NUMBER: 82-4639

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

According to our best judgement the annual financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and give a true, fair and clear view of the material and financial position of KGHM Polska Miedź S.A. and the financial result of the Company. The annual report on the activities of the Company presents a true picture of the development and achievements, as well as the condition, of KGHM Polska Miedź S.A., including a description of the basic risks and threats.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
27 March 2009	Mirosław Krutin	President of the Management Board	
27 March 2009	Herbert Wirth	I Vice President of the Management Board	
27 March 2009	Maciej Tybura	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, March 2009

EXEMPTION NUMBER : 82-4639

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

The entity entitled to audit financial statements, and which has audited the annual financial statements, was selected in accordance with legal provisions. This entity, as well as the certified auditors who have carried out this audit, have met the conditions for issuing an impartial and independent audit opinion, in accordance with appropriate Polish legal provisions.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
27 March 2009	Mirosław Krutin	President of the Management Board	
27 March 2009	Herbert Wirth	I Vice President of the Management Board	
27 March 2009	Maciej Tybura	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

PRESIDENT'S LETTER

Lubin, March 2009

Dear Shareholders,

The year 2008 witnessed the occurrence of numerous spectacular events. It turned out that the crisis from 2007 on the American mortgage market became the spark which ignited the deepest global financial and economic crisis since the Great Depression of the 1930s. The first half of 2008 saw a historic strengthening of the Polish zloty against the American dollar and the Euro. Then, beginning from the end of July, this trend rapidly reversed. In the second half of the year prices on the commodities markets collapsed, as witnessed by the deep falls in copper and silver prices around the world.

Unfortunately, this unfavourable market trend was reflected in the Company's share price. In July it began a marked fall, and by the end of the year had dropped to a level not seen since May of 2005. KGHM's shares were not the only ones to suffer; a similar collapse occurred with the shares of all mining companies. Amidst all this gloom, a positive element for our shareholders was the payout of a high dividend of PLN 9 per share.

Despite the fact that macroeconomic factors were significantly worse than those projected in the Budget, the Company ended the year 2008 successfully. Projected results were achieved. Sales amounted to PLN 11.30 billion, while profit reached PLN 2.92 billion. Undoubtedly, the hedging strategies implemented in 2008 had a substantial impact on the Company's financial results. Approx. 35% of the Company's copper sales, and approx. 32% of its silver sales, were hedged (in 2007 these figures were respectively 25% and 6%). With respect to the currency market, approx. 11% of total revenues from sales were hedged (in 2007, 10%). The total impact of derivative transactions on the income statement amounted to PLN 368 million. Other important factors which had a major impact on profit were the increase in the volume of electrolytic copper sales by 10 thousand tonnes and the strong depreciation of the PLN in the fourth quarter of 2008.

KGHM Polska Miedź S.A. belongs to that group of companies whose financial results are strongly correlated to the level of global copper and silver prices and to the USD exchange rate. While the Company has no impact on these factors, it does have an impact on its costs, which determine its competitive position. Preventing their rise became a priority in 2008. A variety of decisions and actions were undertaken aimed at stopping their increase, and over the long term at reducing them. The most important of these were:

- The realisation in the years 2009-2013 of a „Pyrometallurgy modernisation" program, based on the construction of a new flash furnace, which will replace the ineffective shaft furnace at the Głogów I smelter.
- The commencement in the years 2009-2012 of the investment project „Construction of Gas-Steam Blocks in Głogów and Polkowice". Its realisation will assure around 25% of the Company's electrical needs. This expansion of power capacity is related to the possibility of reducing the Company's electricity costs and improving the energy security of the KGHM Polska Miedź S.A. Group.
- The establishment from 2009 of a Central Purchasing Office, which will centralise purchasing throughout the Company, organise tenders and negotiate the best agreements.

In 2008 we were able to achieve something which had long gone unobserved in KGHM. Until now, production costs had increased in the fourth quarter. We were finally able to halt this trend. Production costs in the last quarter of 2008 were lower than in the previous one. This lets us look optimistically at the future.

The year 2008 was characterised by the largest investment expenditures in the Company's history. Investments were realised aimed at ensuring production levels, through the construction of shafts and associated infrastructure, allowing extraction in new regions of the mines. Their result is a flow of revenues from new production, offsetting deficits due to the conclusion of exploitation in other areas. In 2008, 92 km of access tunnels were built, and 253 new mining machines were purchased. The machinery replacement ratio increased to 19%, while the average age of the machines operating in KGHM's underground mines fell to 5 years. Projects were continued related to gaining access to new mine regions, such as the construction of the SW 4 shaft and the „Program for management of the Głogów Głęboki – Przemysłowy deposit".

While market conditions were favourable, the Company's activities were aimed at sustainable growth, which during unfavourable market conditions is an inviolable principle for further growth. However, given the all-encompassing crisis we face, in working on the 2009 Budget we could restrict investment, but this would be a short-sighted policy. We believe that our completed and ongoing projects will lead to the further growth of KGHM Polska Miedź S.A. and its further competitive strengthening in the world.

The building of a strong and lasting foundation would not be possible without the commitment and efforts of the employees of KGHM Polska Miedź S.A. I hereby wish to thank them for the valuable part they have played in the growth and strengthening of the Company's position. I also want to assure them that despite the global crisis I shall do everything possible to guarantee them safe and stable jobs.

We have begun 2009 with optimism and the conviction that not only will we survive the current crisis in a good condition, but we will come out of it even stronger, in spite of the unstable and barely-predictable global economic situation. It is also impossible to predict the performance of the copper market. Despite this we will realise our plans, which are aimed at the further development of the Company and increasing in its value. Success tomorrow requires investment today.

I wish to thank our shareholders for the trust they have placed in us. I also want to assure them that I and my colleagues on the Management Board will do everything in our power to lead the Company through this difficult time in the best possible condition.

Mirosław Krutin

President
of the Management Board

Lubin, 27 March 2009

EXEMPTION NUMBER : 82-4639

KGHM POLSKA MIEDŹ S.A.

FINANCIAL STATEMENTS
FOR 2008

Lubin, March 2009

Table of contents to the financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Balance sheet

	Note	At 31 December 2008	At 31 December 2007
Assets			
Non-current assets			
Property, plant and equipment	4	5 515 028	4 832 630
Intangible assets	5	80 904	74 830
Shares in subsidiaries	6	1 795 013	1 803 390
Investments in associates	6	1 163 640	438 559
Deferred tax assets	18	-	160 781
Available-for-sale financial assets	7	21 034	32 935
Held-to-maturity investments	8	59 545	43 893
Derivative financial instruments	9	6 501	33 395
Trade and other receivables	10	61 900	11 012
		8 703 565	**7 431 425**
Current assets			
Inventories	11	1 446 802	1 603 487
Trade and other receivables	10	1 222 501	772 279
Derivative financial instruments	9	711 096	81 444
Cash and cash equivalents	12	1 793 580	2 534 995
		5 173 979	**4 992 205**
Non-current assets held for sale	4	**23 020**	**-**
TOTAL ASSETS		**13 900 564**	**12 423 630**
Equity and liabilities			
EQUITY			
Share capital	13	2 000 000	2 000 000
Other reserves	14	518 748	13 783
Retained earnings	15	8 072 544	6 952 166
TOTAL EQUITY		**10 591 292**	**8 965 949**
LIABILITIES			
Non-current liabilities			
Trade and other payables	16	24 962	6 305
Borrowings and finance lease liabilities	17	17 173	20 319
Derivative financial instruments	9	-	3 087
Deferred tax liabilities	18	31 516	-
Liabilities due to employee benefits	19	975 697	853 096
Provisions for other liabilities and charges	20	591 320	556 589
		1 640 668	**1 439 396**
Current liabilities			
Trade and other payables	16	1 476 088	1 510 841
Borrowings and finance lease liabilities	17	7 120	8 612
Current corporate tax liabilities		64 866	343 022
Derivative financial instruments	9	3 771	14 335
Liabilities due to employee benefits	19	73 289	66 199
Provisions for other liabilities and charges	20	43 470	75 276
		1 668 604	**2 018 285**
TOTAL LIABILITIES		**3 309 272**	**3 457 681**
TOTAL EQUITY AND LIABILITIES		**13 900 564**	**12 423 630**

The notes presented on pages 7 to 95 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Income statement

CONTINUED ACTIVITIES	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Sales	21	11 302 913	12 183 113
Cost of sales	22	(7 215 430)	(6 617 286)
Gross profit		**4 087 483**	**5 565 827**
Selling costs	22	(79 791)	(77 572)
Administrative expenses	22	(615 316)	(608 507)
Other operating income	24	1 224 792	1 516 362
Other operating costs	25	(1 020 804)	(1 714 076)
Operating profit		**3 596 364**	**4 682 034**
Finance costs - net	26	(42 735)	(26 504)
Profit before income tax		**3 553 629**	**4 655 530**
Income tax expense	29	(633 251)	(856 704)
Profit for the period		**2 920 378**	**3 798 826**
Earnings per share for the annual period (in PLN per share)	30		
- basic		14.60	18.99
- diluted		14.60	18.99

The notes presented on pages 7 to 95 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Statement of changes in equity

	Note	Share capital	Other reserves	Retained earnings	Total equity
At 1 January 2007		**7 413 573**	**(431 526)**	**1 133 767**	**8 115 814**
Impact of cash flow hedging valuation	28	-	567 423	-	567 423
Fair value losses on available-for-sale financial assets			(5 697)	-	(5 697)
Deferred tax	18	-	(116 417)	-	(116 417)
Total income/(expenses) recognised directly in equity		**-**	**445 309**	**-**	**445 309**
Profit for the period		-	-	3 798 826	3 798 826
Total recognised income/(expenses)		**-**	**445 309**	**3 798 826**	**4 244 135**
Dividend for 2006		-	-	(3 394 000)	(3 394 000)
Settlement of share capital revaluation due to hyperinflation		(5 413 573)	-	5 413 573	-
At 31 December 2007		**2 000 000**	**13 783**	**6 952 166**	**8 965 949**
At 1 January 2008		**2 000 000**	**13 783**	**6 952 166**	**8 965 949**
Impact of cash flow hedging valuation	28	-	617 862	-	617 862
Fair value gains on available-for-sale financial assets		-	8 099	-	8 099
Deferred tax	18	-	(120 996)	-	(120 996)
Total income/(expenses) recognised directly in equity		**-**	**504 965**	**-**	**504 965**
Profit for the period		-	-	2 920 378	2 920 378
Total recognised income/(expenses)		**-**	**504 965**	**2 920 378**	**3 425 343**
Dividend for 2007	31			(1 800 000)	(1 800 000)
At 31 December 2008		**2 000 000**	**518 748**	**8 072 544**	**10 591 292**

(amounts in tables in thousand PLN, unless otherwise stated)

Cash flow statement

	Note	For the period from1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Cash flow from operating activities			
Profit for the period		2 920 378	3 798 826
Adjustments to profit for the period	32	668 899	1 570 949
Income tax paid		(840 106)	(901 729)
Net cash generated from operating activities		**2 749 171**	**4 468 046**
Cash flow from investing activities			
Purchase of shares in subsidiaries		(128 134)	(79 440)
Proceeds from sale of shares in subsidiaries		-	10 052
Purchase of shares in associates		(737 686)	-
Proceeds from sale of shares in associates		8 542	-
Purchase of property, plant and equipment and intangible assets		(1 080 603)	(845 596)
Proceeds from sale of property, plant and equipment and intangible assets	32	7 447	8 378
Purchase of held-to-maturity investments		-	(41 846)
Proceeds from sale of held-to-maturity investments		-	42 200
Purchase of available-for-sale financial assets		(202 123)	(200 003)
Proceeds from sale of available-for-sale financial assets		204 540	267 412
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(25 481)	(43 876)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund		9 829	32 152
Loans granted		(7 866)	(2 268)
Proceeds from repayments of loans		53	10 326
Interest received		326	496
Dividends received		236 939	270 363
Other investment expenses		(7 561)	(6 217)
Net cash used in investing activities		**(1 721 778)**	**(577 867)**
Cash flow from financing activities			
Repayments of loans		(6 000)	(6 000)
Payments of liabilities due to finance leases		(2 568)	(4 795)
Interest paid		(453)	(755)
Dividends paid		(1 800 000)	(3 394 000)
Net cash used in financing activities		**(1 809 021)**	**(3 405 550)**
Total net cash flow		**(781 628)**	**484 629**
Exchange gains/(losses) on cash and cash equivalents		40 213	(43 070)
Movements in cash and cash equivalents		**(741 415)**	**441 559**
Cash and cash equivalents at beginning of the period	12	**2 534 995**	**2 093 436**
Cash and cash equivalents at end of the period	12	**1 793 580**	**2 534 995**
including restricted cash and cash equivalents		2 587	2 597

The notes presented on pages 7 to 95 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Accounting policies and other explanatory information to the financial statements of KGHM Polska Miedź S.A. (the "Company") prepared for 2008

1. General information

Company name, registered office, business activities

KGHM Polska Miedź S.A. (the "Company") with its registered office in Lubin at ul. M.Skłodowskiej-Curie 48 is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) in the National Court Register, entry no. KRS 23302 , operating on the territory of the Republic of Poland. The Company was issued with tax identification number (NIP) 692-000-00-13 and statistical REGON number 390021764. KGHM Polska Miedź S.A. has a multi-divisional organisational structure, which comprises its Head Office and 10 Divisions: 3 mines (Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine), 3 smelters (Głogów Smelter, Legnica Smelter, the Cedynia Wire Rod Plant), Ore Enrichment Plant, Tailings Plant, Mine-Smelter Emergency Rescue Unit and Data Center.
The shares of KGHM Polska Miedź S.A. are listed on the Stock Exchange in Warsaw and - in the form of GDRs (global depository receipts) - on the London Stock Exchange (LSE). According to the classification of the Stock Exchange in Warsaw, KGHM Polska Miedź S.A. is classified under the "metals industry" sector.

The principal activities of the Company comprise:
- mining of non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

Period of operation

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The Company has an unlimited period of operation.
The legal antecedent of KGHM Polska Miedź S.A. was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned joint stock company in accordance with principles set forth in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Composition of the Management Board

During the period from 1 January 2008 to 17 January 2008, the composition of the Management Board and segregation of duties were as follows:

- Krzysztof Skóra	President of the Management Board
- Ireneusz Reszczyński	I Vice President of the Management Board (Sales)
- Marek Fusiński	Vice President of the Management Board (Finance)
- Stanisław Kot	Vice President of the Management Board (Production)
- Dariusz Kaśków	Vice President of the Management Board (Development).

On 17 January 2008, the Supervisory Board recalled Krzysztof Skóra from the function of President of the Management Board and Dariusz Kaśków from the function of Vice President of the Management Board and decided that the Management Board of KGHM Polska Miedź S.A. shall be comprised of three Members. The Supervisory Board has appointed Ireneusz Reszczyński, I Vice President of the Management Board of KGHM Polska Miedź S.A. as the acting President of the Management Board of KGHM Polska Miedź S.A. until the President of the Management Board is appointed.

(amounts in tables in thousand PLN, unless otherwise stated)

1. General information (continuation)

On 17 April 2008 the Supervisory Board of the Company appointed Mirosław Krutin to the position of President of the Management Board as of 23 April 2008.

On 23 April 2008 the Supervisory Board recalled from the position of Member of the Management Board - Vice President of the Management Board: Marek Fusiński, Stanisław Kot and Ireneusz Reszczyński. Simultaneously, the Supervisory Board of the Company has appointed Herbert Wirth to the position of Member of the Management Board – I Vice President of the Management Board (Development) and Maciej Tybura to the position of Member of the Management Board - Vice President of the Management Board (Finance).

As at the date of authorisation of these financial statements for issue, the composition of the Management Board and segregation of duties were as follows:

- Mirosław Krutin	President of the Management Board
- Herbert Wirth	I Vice President of the Management Board (Development)
- Maciej Tybura	Vice President of the Management Board (Finance)

Authorisation of the financial statements

These financial statements were authorised for issue and signed by the Management Board of the Company on 27 March 2009.

Going concern assumption

These financial statements were prepared under the assumption that the Company will continue as a going concern during a period of at least 12 months from the balance sheet date in an unaltered form and business scope, and there are no reasons to suspect any intentional or forced discontinuation or significant limitation of its current activities. At the date of signing of the financial statements the Management Board of the Company is not aware of any facts or circumstances that would indicate a threat to the going concern assumption in the foreseeable future.

In order to fully understand the financial position and the results of the activities of KGHM Polska Miedź S.A. as the parent entity of the Group, these financial statements should be read jointly with the annual consolidated financial statements for the period ended 31 December 2008. These financial statements will be available on the website of the Company www.kghm.pl on dates consistent with the current report concerning dates of publication of the annual report and the consolidated annual report for the 2008.

2. Main accounting policies

2.1 Basis of preparing financial statements

The financial statements of KGHM Polska Miedź S.A. for the period ended 31 December 2008 are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. These financial statements were prepared using the same principles for the current and comparable periods.

These financial statements have been prepared on the historical cost basis (adjusted for the effects of hyperinflation in respect of property, plant and equipment and equity), except for available-for-sale financial assets and derivative instruments, which have been measured at fair value.

The carrying amount of recognised hedged assets and liabilities is adjusted for the changes in fair value attributable to the hedged risk.

Standards and interpretations in force applied in the Company as at 1 January 2008

IFRIC 11 "IFRS 2 - Group and Treasury Share Transactions"
Application of this interpretation has no affect on the financial statements of the Company.

IFRIC 12 "Service Concession Arrangements"
Application of this interpretation has no affect on the financial statements of the Company.

IFRIC 14 "IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"
Application of this interpretation has no affect on the financial statements of the Company.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

Changes to IAS 39 „Financial instruments: recognition and measurement" and to IFRS 7 „Financial instruments: disclosures"
On 13 October 2008 the International Accounting Standards Board issued amendments to IAS 39 and to IFRS 7. These amendments permit reclassification of some financial instruments out of the fair-value-through-profit-or-loss category, if they meet certain criteria. The amendments are a reaction to the exceptional state of the global economy as a result of the crisis on the financial and capital markets, and were immediately approved for use in the European Union. These amendments were published on 31 October 2008 with a retroactive date of 1 July 2008. They are only applicable prospectively and are in effect for the preparation of financial statements for 2008, but they will not affect the financial statements of the Company for 2008.

In these financial statements any standard or interpretation prior to its coming into force and approval by the European Union has not been applied.

Standards and interpretations published which did not come into force by the publication date of these financial statements:

IFRS 3 "Business Combinations"
The amended IFRS 3 was issued by the International Accounting Standards Board on 10 January 2008 and replaces the currently binding IFRS 3. The amended Standard is connected with the completion of the second phase of the process of converging international and American approaches to business combinations, carried out by the IASB together with the American Financial Accounting Standards Board. The amended Standard gives more detailed guidance for application of the purchase method for business combinations. The Standard becomes effective for annual periods beginning on or after 1 July 2009 and will be applied to the accounting for business combinations effected after this date.

IAS 27 "Consolidated and Separate Financial Statements"
The amended IAS 27 was published by the International Accounting Standards Board on 10 January 2008 and replaces the currently binding IAS 27. Implementation of this standard relates to the completion of the second phase of the process of converging international and American approaches to business combinations, carried out by the IASB together with the American Financial Accounting Standards Board. IAS 27 requires the recognition of changes in the share held in a subsidiary as an equity transaction. For this reason such a change does not affect goodwill, and there is no recognition of gains or losses. The amended standard also changes the manner of recognising losses incurred by a subsidiary, exceeding the value of the investment, as well as the manner of recognising loss of control over the subsidiary. The amended Standard becomes effective for annual periods beginning on or after 1 July 2009. As these changes are to be applied prospectively, they will affect future acquisitions and transactions with minority interest.

IFRIC 9 „Embedded Derivatives" - improvement to IFRIC 9 „Reassessment of Embedded Derivatives" and IAS 39 „Financial Instruments: Recognition and Measurement"

On 12 March 2009, the International Accounting Standards Board published amendments to IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement under the name Embedded Derivatives. The amendments introduced explain that entities who reclassify particular financial instruments in accordance with the guidelines published in October 2008 (Amendments to IAS 39 Financial Instruments: Recognition and Measurement and to IFRS 7 Financial Instruments: Disclosures) should, on the date when a financial asset is reclassified out of the 'fair value through profit or loss' category, assess the derivative instrument embedded in this asset, and account for it separately as a derivative instrument measured at fair value through profit or loss. If an entity is not able in such a situation to separately measure an embedded derivative instrument, then such reclassification cannot be performed, and the entire asset remains classified as a financial instrument measured at fair value through profit or loss.
The amendments introduced to the interpretation and standard are to be applied retrospectively and are in force for annual periods ending on or after 30 June 2009. The Company has not reclassified any financial instruments on the basis of the amendments introduced to IAS 39 Financial Instruments: Recognition and Measurement and to IFRS 7 Financial Instruments: Disclosures in October 2008, and therefore these amendments will not affect the financial statements of the Company.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

IFRIC 15 "Agreements for the Construction of Real Estate"
On 3 July 2008 the International Accounting Standards Board issued interpretation 15 "Agreements for the Construction of Real Estate". This interpretation addresses the issue of units constructed by real estate developers (both directly and through sub-contractors) and standardises the accounting of revenues from the sale of real estate units (such as apartments or houses) prior to transfer of the risk and benefits associated with the construction of the given property.
This interpretation becomes effective for periods beginning on or after 1 January 2009, and will not affect the financial statements of the Company; this interpretation had not been approved by the European Union by the publication date of these financial statements.

IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"
On 3 July 2008 the International Accounting Standards Board issued interpretation 16 "Hedges of a Net Investment in a Foreign Operation". This interpretation addresses the issue of entities which hedge their net investment in a foreign operation, and provides guidance and clarification on when, and in what manner, such hedges may be made. The main decision eliminates the possibility of applying hedge accounting to exchange differences between the functional currency of the foreign operation and the presentation currency of the parent entity's consolidated financial statements. This interpretation is in effect for periods beginning on or after 1 October 2008, and will not affect the financial statements of the Company; this interpretation had not been approved by the European Union by the publication date of these financial statements.

"Eligible Hedged Items". An amendment to IAS 39 "Financial Instruments: Recognition and Measurement"
On 31 July 2008 the International Accounting Standards Board issued an amendment to IAS 39, "Eligible Hedged Items". This amendment clarifies the principles for qualification as well as the conditions which a financial position must meet to be qualified as hedged. The changes introduced clarify how the existing principles underlying hedge accounting should be applied in two particular situations, and in particular in a situation of
(1) a one-sided risk in a hedged item (i.e. changes in the cash flows or fair value of a hedged item above or below a specified price or other variable), and (2) changes in inflation representing a portion of the cash flow of a financial hedged item. The introduction of Application Guidance was necessary due to the diversity of solutions being practiced in this regard. This amendment, which requires retrospective application, will be in effect for periods beginning on or after 1 July 2009, and will not affect the financial statements of the Company.

IFRIC 17 „Distributions of Non-cash Assets to Owners"
On 27 November 2008 the International Accounting Standards Board issued interpretation IFRIC 17 „Distributions of Non-cash Assets to Owners". This interpretation is aimed at standardising practice in the accounting treatment of distribution of non-cash assets to owners. Until now existing standards did not address how an entity should measure and account for distributions of assets other than cash when it pays dividends to its owners. The interpretation provides guidance as to when a liability should be recognised, how it and any related assets should be measured and when to cease recognition of such assets and liabilities. It also explains the resulting consequences. The interpretation is effective for annual periods beginning on or after 1 July 2009 and will not affect the financial statements of the Company, as the Company ordinarily pays dividends to its owners in the form of cash.

IFRIC 18 „Transfers of Assets from Customers"
On 29 January 2009 the International Accounting Standards Board issued interpretation IFRIC 18 „Transfers of Assets from Customers". This interpretation is aimed primarily at public utilities, as it clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water). In some cases, the entity receives cash from a customer that must be used only to acquire or construct the item of property, plant, and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services. This interpretation is applicable for assets received after 1 July 2009 for annual periods beginning on or after 1 January 2009. The interpretation will not affect the financial statements of the Company, as KGHM Polska Miedź S.A. is not involved in activities which would involve it receiving property, plant, and equipment or cash for the construction of such assets from its customers.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

IFRS 1 "First-time Adoption of International Financial Reporting Standards"
On 27 November 2008 the International Accounting Standards Board issued a revised version of IFRS 1 First-time Adoption of International Financial Reporting Standards. No new or revised technical material has been introduced by this revision. The revision only updates the structure of the standard, and is aimed at improving its transparency. The revised standard is applicable for annual periods beginning on or after 1 July 2009.

IFRS 7 "Financial Instruments: Disclosures"
Amendments to IFRS 7 "Financial Instruments: Disclosures" were issued by the International Accounting Standards Board on 5 March 2009 and are in effect from 1 January 2009. The amendments establish a three-level hierarchy for making fair value measurements and their disclosure, and the requirement for additional disclosures concerning the relative reliability of such fair value measurements. In addition the amendments clarify and expand existing previous requirements with respect to disclosures concerning liquidity risk. The Company will apply the amendments to IFRS 7 from 1 January 2009 and will provide disclosures in its financial statements in accordance with requirements. At the date of preparation of these financial statements the amendments to IFRS 7 had not yet been approved by the European Union.

Standards and Interpretations published by 31 December 2008 which had been adopted by the European Union by the publication date of these financial statements:

IFRS 8 "Operating segments"
IFRS 8, Operating segments, was published by the International Accounting Standards Board on 30 November 2006, and replaces IAS 14, Segment Reporting and becomes effective for annual periods beginning on or after 1 January 2009. This standard introduces a management approach to segment reporting, and underlines the necessity to disclose indicators and other measures used to monitor and evaluate activities to enable the users of the financial statements to evaluate the nature and financial results of various forms of activity carried out by the Company. KGHM Polska Miedź S.A. will apply IFRS 8 beginning with the financial statements published from 1 January 2009, and will include in them informational disclosures in accordance with the management approach of the Company, according to which the Company represents a single operational and reportable segment.

IAS 1 "Presentation of Financial Statements"
The amended IAS 1 was issued by the International Accounting Standards Board in September 2007. The amended standard implements a new element of the financial statements called the statement of comprehensive income, where all items of income and expenses should be presented, including those, which so far have been recognised in equity. In addition, changes apply also to presentation of the statement of changes in equity, presentation of dividends and comparative information, if changes in accounting policies are applied retrospectively. The revisions include changes in the titles of some of the key items of the financial statements. However, companies will be entitled to retain their current terminology. The amended standard becomes effective for annual periods beginning on or after 1 January 2009.

IAS 23 "Borrowing costs"
The amended IAS 23 was published by the International Accounting Standards Board on 29 March 2007. This standard relates to the accounting treatment of borrowing costs incurred in connection with a qualifying asset. The amended IAS 23 removes the benchmark treatment that requires that borrowing costs are recognised in the profit or loss and are capitalised. The amendment introduced will affect the Company, and its impact on the financial statements will depend on the financial strategy approved by the Company for the future financing of tangible investments. The amended standard becomes operative for annual periods beginning on or after 1 January 2009.

Amended IFRS 2 "Share-based Payment"
The amended IFRS 2 was published by the International Accounting Standards Board on 17 January 2008. Amendments to IFRS 2 relates to vesting conditions to cash, other assets or equity instruments of the Company as part of the share based payment transaction. Changes in this Standard become effective for annual periods beginning on or after 1 July 2009 and will not have any effect on the financial statements of the Company.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

Amended IAS 32 „Financial Instruments: Disclosure and Presentation" and amended IAS 1 "Presentation of Financial Statements"
Financial instruments with put options and obligations arising on liquidation
The amended IAS 32 was published by the International Accounting Standards Board on 14 February 2008. The amendments related to the specific type of financial instruments, which are similar to ordinary equity instruments, but allow their holder to present them for redemption by the issuer if certain circumstances, as indicated in the Standard, had materialised. To date, in accordance with IAS 32, these types of instruments were classified as financial liabilities. The amended IAS 32 requires that such instruments not be classified as liabilities but as equity. The amended Standard becomes effective for annual periods beginning on or after 1 January 2009, and will not have any effect on the financial statements of the Company.

Amended IFRS 1 "First-time Adoption of International Financial Reporting Standards" and IAS 27, "Consolidated and Separate Financial Statements"
On 22 May 2008 the International Accounting Standards Board issued amendments to IFRS 1 and IAS 27 as the conclusion of an exposure draft titled „Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate". The amendments address the recognition of investments in a subsidiaries, jointly controlled entities or associates in the separate financial statements, and are applicable to specific (as described in the standard) types of group reorganisation, and change the definition of initial cost. The amendments to IFRS 1 and IAS 27 become effective for periods beginning on or after 1 January 2009. The amendments will be applicable for future equity investments.

IFRIC 13 "Customer Loyalty Programmes"
On 28 June 2007, the International Accounting Standards Board issued interpretation 13 *Customer Loyalty Programmes*. This interpretation addresses the method of accounting for payments related to the sale of goods or services included in customer loyalty programmes. This interpretation becomes effective for annual periods beginning on 1 July 2008, and will not affect the financial statements of the Company.

"Improvements to International Financial Reporting Standards"
On 22 May 2008 the International Accounting Standards Board issued the first Standard published under the IASB's annual improvements process, Improvements to IFRS 2008. This is a collection of amendments and minor corrections which are needed, but which are not so urgent or important as to require a separate draft. Altogether they include 35 amendments, of which 15 may cause changes in presentation, recognition or measurement, while the remaining 20 are terminological or editorial changes which have no or minimal affect on accounting. Each change has an individual effective date, although most become effective for periods beginning on or after 1 January 2009. Adoption of the amended and improved Standards will not significantly affect the financial statements of the Company.

2.2 Accounting policies

2.2.1 Property, plant and equipment

The following are considered to be items of property, plant and equipment:
- assets held by the Company for use in production, supply of goods and services or for administrative purposes,
- assets which are expected to be used during more than one year,
- assets which are expected to generate future economic benefits that will flow to the Company, and
- assets, the value of which can be measured reliably.

Upon initial recognition, items of property, plant and equipment are measured at cost.

Borrowing costs incurred for the purchase or construction of an item of property, plant and equipment are not recognised in the cost. Foreign exchange differences arising from foreign currency liabilities, related to the purchase or construction of an item of property, plant and equipment, are recognised in profit or loss in the period in which they are incurred.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.1 Property, plant and equipment (continuation)

Specialised spare parts with a significant initial cost and an anticipated useful life of more than 1 year are recognised as an item of property, plant and equipment. Spare parts and servicing equipment whose use is restricted to only certain items of property, plant and equipment are recognised in a similar manner. Other spare parts and servicing-related equipment with an insignificant cost are recognised as inventories and accounted for in the income statement at the moment they are used.

Fixed asset is derecognised when it is sold, decommissioned or if no future economic benefits are expected to be derived from its use or disposal.

2.2.2 Intangible assets

Intangible assets include:
- development costs,
- software,
- acquired concessions, patents, licenses,
- other intangible assets, and
- intangible assets not yet available for use (under construction).

On initial recognition, intangible assets are measured at cost.
Any borrowing costs incurred for a qualifying intangible asset are recognised in the profit or loss in the period in which they are incurred. Exchange differences which arise from liabilities in a foreign currency which are related to the acquisition or construction of an item of intangible assets are recognised in profit or loss in the period in which they are incurred.
At the balance sheet date intangible assets are measured at cost less accumulated amortisation and impairment losses.

Intangible assets are amortised using the straight-line method over their anticipated useful lives, which for individual groups of intangible assets are as follows:
- Development costs - 5 - 15 years,
- Software - 2 - 5 years,
- Licenses and patents - 5 years,
- Other intangible assets, including rights to geological information - 50 years.

KGHM Polska Miedź S.A. does not report other intangible assets with indefinite useful life, however it has reported intangible assets not yet available for use (under construction). The Company does not amortise such items of intangible assets, however they are tested for impairment annually. Any potential impairment loss is recognised in the income statement.
The amortisation method and the amortisation rate of intangible assets are subject to review at each balance sheet date.

Development costs

The Company carries out development projects which are primarily aimed at reducing copper production costs, increasing the production capacity of smelters and mines, improving the technical parameters of manufactured products, improving copper production technology.

An intangible asset arising from development is recognised if the entity can demonstrate:
- the technical feasibility of completing the intangible asset so that it will be available for use or sale,
- the intention to complete the intangible asset and use or sell it,
- its ability to use or sell the intangible asset in the manner in which the intangible asset will generate probable future economic benefits,
- the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset, and
- its ability to measure reliably the expenditures attributable to the intangible asset that have been incurred during its development.

The cost of internally-generated development work recognised as an item of intangible assets is the sum of expenditure incurred from the date when the intangible asset arising from development first meets the criteria for recognition.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.2 Intangible assets (continuation)

Capitalised development costs until the moment when the given intangible asset is successfully completed and the decision has been taken to implement it are recognised as an intangible asset not available for use and are not amortised. Such intangible assets are, however, tested annually for impairment. The amount of the impairment is recognised in the profit or loss.

Internally generated intangible assets are amortised using the straight-line method over the period of their anticipated use.

Research expenditure is recognised as an expense as incurred.

2.2.3 Equity investments

Subsidiaries

In the financial statements, investments in subsidiaries which are not classified as held for sale in accordance with IFRS 5 are recognised at cost, in accordance with IAS 27, *Consolidated and Separate Financial Statements*, less any impairment losses, in accordance with IAS 36, *Impairment of Assets,* where impairment losses are measured by comparing their carrying amount with the higher of the following amounts:
- fair value, and
- value in use.

Combinations of business entities under common control are accounted for by applying the pooling of interests method.

Associates

Associated entities are those entities over which the Company has significant influence but not control, and in which it participates in setting both the financial and operational policy of a given entity, which is commonly associated with the ownership of from 20% to 50% of the total number of votes in the entity's governing bodies or the possibility of affecting its operations in another manner.

In the financial statements of the Company, shares in associates which are not classified as held for sale in accordance with IFRS 5 are recognised at cost, in accordance with IAS 27, *Consolidated and Separate Financial Statements*, i.e. based on its direct interest in equity, less any impairment losses, in accordance with IAS 36, *Impairment of Assets*.

2.2.4. Financial Instruments

2.2.4.1 Classification of financial instruments

Financial instruments are classified into one of the following categories:

- financial assets measured at fair value through profit or loss,
- loans and receivables,
- held-to-maturity investments,
- available-for-sale financial assets,
- financial liabilities measured at fair value through profit or loss,
- other financial liabilities,
- derivative hedging instruments.

Financial instruments are classified based on their characteristics and the purpose for which they were acquired. Classification is made upon initial recognition of the financial asset or liability. Classification of derivatives depends on their purpose and on whether they qualify for hedge accounting according to the requirements of IAS 39. Derivatives are classified as hedging instruments or as instruments measured at fair value through profit or loss.

Carrying value of cash flows with a maturity period of more than 12 months of the balance sheet date is classified as non-current asset or non-current liability. Carrying value of cash flows falling due within 12 months of the balance sheet date is classified as current asset or current liability.

The Company has adopted the following principles for the classification of financial assets and liabilities to the above specified categories:

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.1 Classification of financial instruments (continuation)

Financial assets and liabilities measured at fair value through profit or loss

This category includes financial assets and financial liabilities held for trading and financial assets and liabilities designated at fair value through profit or loss at their initial recognition. A financial asset is classified to this category if it is acquired principally for the purpose of selling in the near term or if it is designated by the Company upon initial recognition as at fair value through profit or loss. A financial asset or financial liability may be designated by the Company when initially recognised as at fair value through profit or loss only, if:

a) such classification eliminates or significantly reduces any inconsistency in respect of measurement or recognition (also defined as "an accounting mismatch"), that would otherwise arise from measuring assets or liabilities or recognising gains or losses using different basis; or
b) a group of financial instruments is managed properly and the performance of the group is evaluated on the fair value basis, in accordance with a documented risk management or investment strategy.

Available-for-sale financial assets and liabilities include derivative instruments, unless they have been designated as hedging instruments.

Assets in this category are classified as current if they are available for sale and if the carrying amount is realised within a period of up to 12 months from the balance sheet date.

Loans and receivables (L&R)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Company transfers monetary resources, delivers goods or services directly to the client, and does not intend to classify these receivables to financial assets measured at fair value through profit or loss.

Loans and receivables are classified as current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables with maturities greater than 12 months after the balance sheet date are classified as non-current assets. Loans and receivables are included in trade and other receivables.

Cash and cash equivalents are classified as loans and receivables. Cash and cash equivalents are a separate position in the balance sheet.

Held-to-maturity investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the positive intention and ability to hold to maturity, except for assets classified as measured at fair value through profit or loss or available for sale, as well as financial assets meeting the definition of loans and receivables.

Available-for-sale financial assets (AfS)

Available-for-sale financial assets are non-derivative financial assets that are either designated as "available-for-sale" or not classified to any of the other categories. This category primarily includes financial assets which do not have a fixed maturity date and which do not meet the criteria for being included in the category of financial assets measured at fair value through profit or loss, as well as financial assets which were acquired on a secondary market and which have a fixed maturity date, but which the Company does not intend and is not able to hold until maturity.

Available-for-sale financial assets are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the balance sheet date.

Other financial liabilities

Financial liabilities included in this category are those that were not classified at their initial recognition as measured at fair value through profit or loss.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.1 Classification of financial instruments (continuation)

Hedging instruments (HI)

Derivative instruments designated and qualifying for hedge accounting are classified into a separate category called: „Hedging instruments". The Company presents as „hedging instruments" the entire fair value of a transaction, even if the Company excludes part of change in fair value of the instrument from the effectiveness measurement.

2.2.4.2. Initial measurement and derecognition of financial instruments

Transactions respecting the purchase and sale of investments, including regular way purchases or sales, are recognised at the trade date, initially at fair value plus transaction costs, with the exception of financial assets and liabilities measured at fair value through profit or loss, which are initially recognised at fair value.

Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all of the risks and rewards of their ownership. Where substantially all of the risks and rewards of ownership have not been transferred, financial instruments are derecognised when the Company loses control over a given asset.

2.2.4.3. Measurement at the balance sheet date

Financial assets and financial liabilities measured at fair value through profit or loss, available-for-sale financial assets and hedging instruments

Available-for-sale financial assets, financial assets and financial liabilities measured at fair value through profit or loss and hedging instruments are subsequently measured at fair value. Available-for-sale financial assets, the fair value of which cannot be determined in a reliable manner and which do not have a fixed maturity date are carried at cost.

Gains and losses on financial assets which are classified as financial assets measured at fair value through profit or loss are recognised in the income statement in the period in which they arise.

Gains and losses on financial assets which are classified as available-for-sale are recognised in equity, except for impairment losses and exchange gains/losses on monetary assets and interest calculated using the effective interest rate method. When available-for-sale financial assets are derecognised, the total cumulative gains and losses which had been recognised in equity are recognised in the income statement. The disposal of investments of the same type but with a different cost basis is accounted for using the FIFO method, i.e the assets disposed of are valued successively at the prices of those assets which were acquired earlier.

Loans and receivables, held-to-maturity investments

Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest rate method.

Other financial liabilities

After initial recognition, the Company measures all financial liabilities, apart from those classified as at fair value through profit or loss, at amortised cost using the effective interest rate method except for:

- financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition,

  If the transfer of financial assets does not qualify them for derecognition because the Company retained virtually all of the risks and rewards associated with ownership of the transferred asset, then the Company continues to fully recognise the transferred asset and simultaneously recognises a financial liability in the amount of the payment received. In subsequent periods, the

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.3. Measurement at the balance sheet date (continuation)

Company recognises all revenues received from the transferred asset and all expenditures incurred in respect of the financial liability;

- financial guarantee agreements, measured at the higher of:
  - the amount determined in accordance with note 2.2.14 Provisions, or
  - the amount initially recognised less, when appropriate, cumulative amortisation recognised according to International Accounting Standard No 18 Revenue.

2.2.4.4. Fair value

Fair value is considered to be the purchase price of a financial instrument or, in case of liabilities, the sales price of an instrument, unless there are any indicators that a financial instrument was not purchased at fair value.

At the balance sheet date, the fair value of financial instruments, for which an active market exists, is established based on the current bid/ask prices. If the market for a financial instrument is not active (and in relation to non-quoted financial instruments), the Company establishes fair value using appropriate valuation techniques. Valuation techniques used include comparison with recent arm's length market transactions, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques/models which are commonly used by market participants, adjusted to the characteristics and parameters of the fair valued financial instrument and the situation of the issuer.

Estimated fair value reflects the amount recoverable or payable to close out an outstanding position at the balance sheet date. Where possible, transactions are fair valued based on market prices. In the case of purchase or sale of commodity forwards, fair value was estimated based on forwards prices for the maturity dates of specific transactions. In case of copper, the official London Metal Exchange closing prices and volatility estimates as at the balance sheet date are obtained from the Reuters news service. For silver and gold, the London Bullion Market Association fixing price at the balance sheet date is used. In the case of volatility and silver and gold forward rates, quotations given by Banks/Brokers are used. Currency interest rates and currency volatility ratios are obtained from Reuters are used. Forwards and swaps on copper market are priced based on forward market curve. Silver and currency forward prices are calculated based on fixing and respective interest rates. Levy approximation to Black-Scholes model is used for Asian options pricing on commodity markets, whereas standard German-Kohlhagen model is used for currency of European option pricing.
The fair value of unquoted debt securities is established as the present value of future cash flows resulting from those instruments, discounted using the current interest rate.

The fair value of participation units held in open-end cash investment funds is determined based on the valuations quoted by those funds. Fair value of participation units held in close-end investment funds is measured based on the analysis of information included in the financial statements of the funds.
The fair values of financial instruments held by the Company are determined based solely on market prices or on valuation techniques which use as input data only observable market variables from active markets.

2.2.4.5. Impairment of financial assets

At each balance sheet date an assessment is made of whether there is objective evidence that a financial asset or a group of financial assets is impaired. The following are considered a significant objective indicators (evidence of impairment): significant financial difficulty of the debtor, legal action being taken against the debtor, the disappearance of an active market for a given financial instrument, the occurrence of significant unfavourable changes in the economic, legal or market environment of the issuer of a financial instrument, and the prolonged decrease of the fair value of a financial instrument below it's cost.

If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognised directly in equity – calculated as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses on equity instruments recognised in profit

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.5. Impairment of financial assets (continuation)

or loss are not reversed through profit or loss. The reversal of impairment losses on debt financial instruments is recognised in profit or loss if, in a period subsequent to the period of the recognition of the impairment loss, the fair value of these instruments increased due to events occurring after the recognition of the impairment loss.

If evidence of potential impairment of loans and receivables or of held-to-maturity investments measured at amortised cost exist, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate (i.e. the effective interest rate computed at the initial recognition for fixed interest rate assets, and the effective interest rate computed at the last revaluation for floating interest rate assets). Any impairment loss is recognised in profit or loss. The carrying amount of financial assets is determined by using a separate account for impairment losses (credit losses).

Loans and receivables, as well as held-to-maturity investments which are measured at amortised cost, are individually tested for impairment at each balance sheet date. Receivables, against which no impairment allowance was made, but for which the possibility of impairment exists due to their specific credit risk (related for example to the type of activity or structure of the clients) are tested for impairment as a group (assets' portfolio). However, due to the nature of the sales of KGHM Polska Miedź S.A. and the conduct of a restrictive policy towards credit risk, the Company analyses receivables primarily on an individual basis (regardless of their significance) in terms of the existence and recognition of impairment allowances.
An impairment loss is reversed, if in subsequent periods the impairment is reduced, and this reduction may be attributed to events occurring after recognition of the impairment loss. The reversal of an impairment loss is recognised in the profit or loss.

2.2.4.6. Embedded derivatives

Initial recognition of derivatives

Embedded derivatives are separated from host contracts and accounted for separately as at the date of transaction, if all of the following conditions are met:

- the hybrid (combined) instrument not measured at fair value, with changes in fair value recognised in profit or loss,
- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, and
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Re-assessment of contracts for possible bifurcation of embedded instruments is made whenever there is a significant change to the contract that significantly modifies cash flows arising from the contract.

These criteria in particular are deemed as being met for contracts involving metals sales or the purchase of copper-bearing materials, in which prices are set after the date of sale or purchase. In such cases the Company accounts for the embedded derivative instrument separately from the host sale/purchase contract. From the moment of bifurcation, the embedded derivative instrument is measured at fair value at each balance sheet date. From the date of bifurcation, the embedded derivative instrument is classified as a financial asset or liability measured at fair value through profit or loss. Any change in the balance of the embedded derivative instrument is accounted for as an adjustment respectively of revenues from sales or costs of sales.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.7 Hedge accounting

Hedging, for accounting purposes, involves proportional offsetting of the effects of changes in the fair value or cash flows arising from a hedging instrument and a linked hedged item. The types of hedges include fair value hedges, cash flow hedges and hedges of net investment in foreign operations. Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as hedging instruments only for the currency risk hedging relationships.

The Company does not recognise either fair value hedges or hedges of net investment in foreign operations. Hedging instruments are designated as cash flow hedges.

Derivatives used in cash flow hedges

In a cash flow hedge, a derivative used as a hedging instrument is an instrument which:

- hedges the exposure to volatility of cash flows which is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecast transaction, and
- will affect reported net profit or loss.

Gains and losses arising from changes in the fair value of the hedging instrument in a cash flow hedge are recognised as a separate item of equity, to the extent to which the change in fair value represents an effective hedge of the associated hedged item. The portion which is ineffective is recognised in the income statement as other operating income or costs. Gains or losses arising from the hedging instrument in cash flow hedges are reclassified into profit or loss in the same period or periods in which the hedged item affects profit or loss.

Hedge effectiveness is the degree to which changes in the cash flows of the hedged item that are attributable to the hedged risk are offset by changes in the cash flows of the hedging instruments.

If the hedged firm commitment or forecast future transaction subsequently results in the recognition of a non-financial asset or non-financial liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are included in the initial cost or other carrying amount of the asset or liability.

The Company hedges forecasted cash flows. The designated hedges relate to the future transactions forecasted as assumed in the Sales Plan for a given year. These plans are prepared based on the production capacities for a given period. The Company estimates that the probability of these transactions occurring is very high, as from historical point of view, sales were always realised at the levels assumed in Sales Plans.

When entering into hedging transactions, the Company documents the relationship between hedging instruments and the hedged items, as well as the objective of entering into a particular transaction. The Company also documents its assessment, both at the date of inception of the hedge as well as on an on-going basis, of whether the derivative instruments used in hedge relationships are and will be highly effective in offsetting changes in the cash flows of the hedged items.

Discontinuation of hedge accounting

The Company ceases to account for derivative instruments as hedging instruments when they expire, are sold, terminated or settled, or when the Company revokes its designation of a given instrument as a hedging instrument. The Company may designate a new hedging relationship for a given derivative, change the intended use of the derivative, or designate it to hedge another type of risk.

In such case, for cash flow hedges, gains or losses which arose in the periods in which the hedge was effective are retained in equity until the hedged item affects profit or loss.

If the hedge of a firm commitment or forecast future transaction ceases to exist, because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecast transaction will not occur, then the net gain or loss recognised in equity is immediately transferred to the income statement.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Inventories

Inventories consist of the following items:
- materials,
- semi-products and work in progress,
- finished goods, and
- goods for resale.

Inventory additions are measured in accordance with the following principles:
- materials and goods for resale – at cost,
- finished goods, semi-products – at actual manufacturing cost,
- work in progress – based on valuation of the work-in-progress inventories.

Inventory disposals are measured in accordance with the following principles:
- materials and goods for resale – at average cost based on the weighted average cost of a given item,
- finished goods and semi-products – by way of valuating the difference between inventories closing balance and the value of any additions, and giving due regard to the opening balance.

Inventories are measured in accordance with the following principles:
- materials and goods for resale – at average cost as set for inventory disposal,
- finished goods, semi-products and work in progress – based on cumulative actual manufacturing costs and giving due regard to the opening balance.

At the balance sheet date inventories are measured, using the above-mentioned policies, but not higher than the net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

2.2.6 Trade and other receivables

Trade receivables are recognised initially at fair value. After initial recognition, trade receivables are measured at amortised cost using the effective interest rate, less allowance for impairment, while trade receivables with the maturity period of up to 12 months from the receivable origination date are not discounted.

Impairment allowances on trade receivables are recognised when there is objective evidence that an entity will not be able to collect all amounts due. The amount of the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

The amount of the impairment allowance is recognised in the income statement.

Receivables not representing financial assets are recognised initially at their nominal value and measured at the balance sheet date at the amount due.

Receivables with a maturity period of over 12 months from the balance sheet date are classified as non-current assets. Current assets include receivables with a maturity period of up to 12 months from the balance sheet date.

Recognised as receivables are:

- **trade receivables** – these are receivables which arise from the principal operating activities of the Company,
- **other receivables**, including:
  - loans granted,
  - other financial receivables, i.e. receivables meeting the definition of financial assets,
  - other non-financial receivables, including advances for deliveries and fixed assets, assets under construction, intangible assets and shares in subsidiaries, co – subsidiaries and associates, receivables from employees, if they are settled other than by cash payment; and also budget receivables, and
  - prepayments.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.7 Cash and cash equivalents

Cash and cash equivalents includes cash in hand and in bank accounts, a vista deposits, other safe current investments with original maturities of three months or less from the date of their placement, acquisition or issuance and with high liquidity. Cash and cash equivalents also include interest on cash equivalents.

2.2.8 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale, if their carrying amount is to be recovered principally through sale transactions rather than through continuing use, under condition that they are available for immediate sale in their present condition subject only to terms that are customary for sales of such assets (or disposal groups) and their sale must be highly probable.

Before the initial classification of assets (or disposal groups) as held for sale, the carrying amount of the asset is measured in accordance with applicable standards. At the moment of reclassification these assets are measured at the lower of carrying amount and fair value less costs to sell.

2.2.9 Impairment of non-financial assets

Intangible assets not yet available for use, are not amortised, but are tested annually for impairment.

A depreciable asset is tested for impairment whenever an event or change in circumstances indicates that its carrying amount may not be recoverable. Amongst the fundamental and most important external indications of possible impairment are the continuation over the long term of a situation in which the carrying amount of Company net assets exceeds their market value, as well as unfavorable technical, market and economic changes to the environment in which the Company operates, including on the destination markets for the Company's products. Another possible indication of impairment may be an increase in market interest rates and premiums for risk reflected in calculations of the discount rates used to calculate the value in use of Company assets. Internal factors taken into account in determining whether Company assets have been impaired primarily include the substantial decrease in actual net cash flow in relation to the net cash flow from operating activities assumed in the Budget, and, with respect to individual assets, any physical damage, loss of utility and the generation of lower economic benefits from expenditures incurred on their acquisition or construction, if a given asset independently generates cash flow.
An impairment loss is recognised as the amount of the carrying value of the given asset which exceeds its recoverable amount. The recoverable amount is the higher of two amounts: fair value less costs to sell, and value in use.

For the purpose of impairment assessment, assets are grouped at the lowest level at which they generate cash inflows that are largely independent of those from other assets (cash-generating units).

Cash-generating units are determined separately each time an impairment test is to be performed.

If an impairment test indicates that the recoverable amount (i.e. the higher of the asset's fair value less costs to sell and its value in use) of a given asset or cash-generating unit is lower than its carrying amount, an impairment loss is recognised as the difference between the recoverable amount and the carrying amount of a given asset or cash-generating unit.
Any impairment loss is initially allocated to goodwill, if any. The remaining amount of the impairment is allocated to assets within the cash-generating units proportionally to their share of the carrying amount of the entire unit. If such allocation is made, the carrying amount of the asset may not be lower than the highest of the following amounts: fair value less costs to sell, value in use and zero.

Impairment losses are recognised in profit or loss.

Non-financial non-current assets, other than goodwill, for which an impairment loss was recognised in prior periods, are tested at each balance sheet date to determine whether there is any indication of the possibility that an impairment loss may be reversed.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.10 Equity

Equity in the financial statements of the Company consists of:

1. Share capital at nominal value,
2. Other reserves, which consist of:
   - revaluation reserve set at the fair value of the cash flow hedging instruments in the portion reflecting an effective hedge, and adjusted by deferred tax, and
   - revaluation reserve for the re-measurement of financial assets classified as available-for-sale to fair value, adjusted by deferred tax.
3. Retained earnings, composed of:
   - undistributed profit or unabsorbed losses from previous years (accrued profit/loss from prior years),
   - reserve capital created in accordance with the Code of Commercial Companies,
   - reserve capital created and used in accordance with the Statutes of the Company,
   - profit or loss for the period.

2.2.11 Liabilities

Liabilities are present obligations of the Company arising from past events, the settlement of which is expected to result in an outflow of resources embodying economic benefits.

Liabilities comprise:
- liabilities arising from bank loans, other loans (borrowings) and finance lease liabilities,
- trade payables,
- other financial liabilities, and
- other non-financial liabilities.

Current trade payables are recognised in the balance sheet at their nominal value. The carrying amount of these liabilities reflects the approximate amount representing the level of amortised cost, calculated using the effective interest rate. Current trade payables are not discounted.

Liabilities not classified as financial liabilities are measured at the amount due.

2.2.12 Accrued expenses

Accrued expenses are due and payable liabilities arising from goods received or services performed, for which the payment has not yet been made, an invoice has not been received or a formal agreement reached with the supplier, including amounts due to employees.

Accruals include:
- remuneration and the related surcharges paid on a one-off basis, relating to annual periods,
- accrued costs of local fees and taxes,
- short-term accruals for unused annual leave.

2.2.13 Deferred income

Deferred income includes mainly monetary resources received to finance the acquisition or manufacture of assets under construction or development work, which are recognised as income over the periods necessary to match them with the depreciation of the assets financed by these resources.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.14 Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, such that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are recognised, in particular, in respect of the following:
- future costs of mine decommissioning, i.e. after the conclusion of mining activities, costs of decommissioning of technological facilities in the copper smelters and other facilities (jointly: decommissioning costs) in cases where the law provides for the obligation to dismantle and remove such assets after the conclusion of mining activities and to restore the sites to their original condition,
- the effects of court proceedings and of disputed issues,
- guarantees granted.

Provisions are recognised in an amount representing the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditure expected to be required to settle the obligation.

The provision for future decommissioning costs of mines and other facilities is recognised based on the estimated expected costs of decommissioning of such facilities and of restoring the sites to their original condition. Estimation of this provision is based on specially-prepared studies using ore exploitation forecasts (for mining facilities), and technical-economic expertise prepared either by specialist external firms or within the Company. Provisions are reviewed at the balance sheet date.

The amount of provisions set at 1 January 2004, i.e. at the transition date for application of IFRS for the purposes of preparing the consolidated financial statements, recognised in the cost of property, plant and equipment, was calculated based on the optional exemption set out in IFRS 1, *„First-time Adoption of International Financial Reporting Standards"*. Beginning from 1 January 2004, all changes arising from changes in the amount of provisions are recognised in accordance with IFRIC 1.

In accordance with IAS 1, *„Presentation of Financial Statements"* provisions are presented in the balance sheet as either current or non-current.

2.2.15 Employee benefits

The Company pays benefits due to one-off retirement-disability rights, coal equivalent payments and jubilee bonuses according to the Collective Labour Agreement.
The amount of the liability due to these benefits is equal to the present value of the defined benefit obligation at the balance sheet date, and reflect actuarial gains and losses and the costs of past employment. The value of defined benefit obligations is estimated at the balance sheet date by independent actuaries using the Projected Unit Credit Method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflow using the interest rates on treasury bonds expressed in the currency of future benefit payment, with maturities similar to those of the liabilities due to be paid. According to IAS 19, the discount rate should be based on the market yields of highly liquid commercial bonds with low risk. Should there be no developed market for such bonds, and such a situation does exist in Poland, the interest rate on government bonds at the balance sheet date should be applied.

Actuarial gains and losses increase or decrease costs recognised in the income statement in the period in which they arose.

Costs of past employment related to defined benefit plans are accounted for in the income statement systematically, using the straight-line method, over the period until the benefits become vested.

KGHM Polska Miedź S.A. participates in an Employee Retirement Plan. With respect to this Plan, KGHM has no legal or constructive obligation to pay any employee benefits if the related insurance firm does not have sufficient assets to cover its obligations in respect of the Plan participants after their period of employment.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.16 Income taxes (including deferred tax)

Income taxes in the income statement comprise: current tax and deferred tax.

Current income tax is calculated in accordance with current tax laws.

Deferred tax is determined using tax rates (and laws) that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax liability is recognised for all taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. This liability is not discounted.
Deferred tax asset is recognised for all deductible temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax losses can be utilised.
Deferred tax assets and deferred tax liabilities are recognised irrespective of the period in which their realisation is to occur.

Deferred tax assets and deferred tax liabilities are not recognised if they arise from the initial recognition of an asset or liability in a transaction that:
- is not a business combination, and
- at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liability is likewise not recognised on temporary differences arising from the initial recognition of goodwill.

Deferred tax is recognised in the income statement for a given period, unless the deferred tax:
- arises from transactions or events which are directly recognised in equity – in which case the deferred tax is also recognised in the appropriate equity item, or
- arises from a business combination – in which case the deferred tax affects goodwill or the excess of interest in the fair value of net assets over the cost of acquisition.

Deferred tax assets and deferred tax liabilities are offset if the Company has a legally enforceable right to set off current tax assets against current tax liabilities, and if the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

2.2.17 Contingent items and other off-balance sheet items.

Contingent liabilities are:
a) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or
b) a present obligation that arises from past events but is not recognised because:
- it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or
- the amount of the obligation (liability) cannot be measured with sufficient reliability.

The contingent liabilities of the Company include, among others:
- guarantees and promissory notes issued for the benefit of third-parties in connection with contracts,
- liabilities due to compensation for damages arising in the course of business activities, resulting from matters which remain unresolved,
- conditionally-suspended penalties for economic use of natural environment,
- liabilities arising from implementation contracts, calculated based on future outcome, and
- other contingent liabilities arising from the contracts.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.17 Contingent items and other off-balance sheet items (continuation)

Other off-balance sheet liabilities of the Company include, among others:
- liabilities towards the State Treasury due to perpetual usufruct of land,
- liabilities towards local government entities due to payments in respect of perpetual usufruct of land acquired for a fee on a secondary market, expressed in the total amount of future minimum payments arising from contracts,
- liabilities towards other entities due to payments arising from non-cancellable operating lease contracts, expressed in the total amount of future minimum payments arising from the contract.

2.2.18 Revenues

Revenues from sales are recognised at the fair value of the consideration received or receivable, less VAT, rebates and discounts. In the case of sales for which the price is set after the date of recognition of a given sale, revenues are accounted for based on the forward prices from the date of sale. Revenues from sales which are recognised at such an amount are adjusted at each balance sheet date by any change in the fair value of embedded derivative instruments, which are separated from the host sales contract in accordance with point 2.2.4.6. Sales revenues are adjusted for the gain or loss from the settlement of derivative instruments hedging future cash flows, in accordance with the general principle that the portion of gain or loss on a derivative hedging instrument that is determined to be an effective hedge is recognised in the same item of income statement in which the gain or loss on the hedged item is recognised at the moment when the hedged item affects profit or loss.

Recognised in sales revenues are revenues arising from ordinary operating activities of the Company, i.e. revenues from sales of products, services, goods for resale and materials, reflecting any rebates granted and any other decreases in selling prices.

In addition, revenue for the given reporting period which affects the financial result of the period includes **other operating income,** which are indirectly related to the activities carried out, in particular:
- income and gains from investments,
- gains from the measurement and realisation of trading derivative instruments and the ineffective portion of gains from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange gains, with the exception of exchange differences arising on liabilities representing sources of finance for the Company's activities,
- reversal of impairment losses on held-to-maturity investments, available-for-sale financial assets, and loans and shares in subsidiaries and associates,
- release of unused provisions, previously charged to other operating costs, and
- gains on disposal of property, plant and equipment and intangible assets,

finance income, representing primarily income related to financing of the activities of the Company, including:
- net foreign exchange gains arising exclusively on liabilities from sources of financing of the Company's activities (loans, credits, bonds, finance leases etc.),
- gains on realisation and re-measurement to fair value of derivative hedging instruments used to hedge liabilities financing the Company's activities.

Moment of recognition of revenues

Revenues from the sale of products, goods for resale and materials are recognised when:
- the Company has transferred to the buyer the significant risks and rewards of ownership of the goods for resale, finished goods and materials,
- the Company has ceased to have a continued involvement in the management of goods for resale, finished goods and materials sold to the extent usually associated with inventory management function, and does no longer exercise effective control over those items,
- the amount of revenue can be measured in a reliable manner,
- it is probable that the economic benefits associated with the transaction will flow to the Company, and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues from the sale of services are recognised when:
- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the Company,
- the stage of completion of the transaction at the balance sheet date can be measured reliably, and
- the costs connected with the transaction and the costs to complete the transaction can be measured reliably.

Interest income is recognised on an accruals basis, using the effective interest method.
Income from dividends is recognised when the shareholder's right to receive payment is established.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.19 Costs

The Company recognises as costs any probable decrease, in the reporting period, of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of provisions and liabilities, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawal of funds by its owners.
Costs are recognised in profit or loss based on the direct relation between costs incurred and specific income achieved, i.e. applying the matching principle, through prepayments and accruals. In the case of purchases of copper-bearing materials for which the price is set after the date of recognition of a given purchase, inventories are accounted for at the expected purchase price on the date of recognition of the inventories. Cost of sales at the balance sheet date is adjusted at each balance sheet date by any change in the fair value of embedded derivative instruments, which are separated from the host purchase contract in accordance with point 2.2.4.6.

Costs are accounted for both by type and by the cost centres, and are reported in the income statement using the costs by function (cost of sales) format as the primary cost reporting format.

The total cost of products, goods for resale and materials sold (cost of sales) comprises:
- the manufacturing cost of products sold,
- the cost of goods for resale and materials sold,
- selling costs, and
- administrative expenses.

In addition, costs for the given reporting period which affect the financial result of the period include:
other operating costs, indirectly connected with operating activities, including in particular:
- losses on financial investments,
- losses from the measurement and realisation of traded derivative instruments and the ineffective portion of losses arising from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange losses, with the exception of exchange differences arising on liabilities representing sources of finance for the Company's activities,
- impairment losses on held-to-maturity investments, available-for-sale financial assets, and loans and shares in subsidiaries and associates,
- provisions recognised for contested issues, penalties, compensation and other costs indirectly related to operating activities,
- donations granted,
- losses on disposal of property, plant and equipment and intangible assets,

and also **finance costs** related to financing of the activities of the Company, including in particular:
- overdraft interest,
- interest on short- and long-term loans, credits and other sources of finance, including discounted liabilities,
- net foreign exchange losses arising on liabilities from sources of financing of the Company's activities,
- changes in the level of provisions arising from the approach of the time to settle the obligation (the so-called unwinding of the discount effect).

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.20 Foreign currency transactions and the measurement of items denominated in foreign currencies

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company operates, i.e. in the functional currency. The financial statements are presented in the Polish zloty (PLN), which is the functional and presentation currency of the Company.

Transactions and balances

At the moment of initial recognition, foreign currency transactions are translated into the functional currency:

- at the buy or sell exchange rate applied by the bank in which the transaction occurs, in the case of the sale or purchase of currencies and the payment of receivables or liabilities,
- at the average exchange rate set for a given currency by the NBP (National Bank of Poland) prevailing on the date of the transaction. The exchange rate prevailing on the date of the transaction is the average NBP rate announced on the last working day proceeding the transaction day.

At each balance sheet date:

- foreign currency monetary items are translated at the closing rate prevailing on that date, i.e. the average exchange rate set for a given currency by the NBP,
- non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) prevailing on the transaction date, and
- non-monetary items measured at fair value in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) at the date when the fair value was determined.

Foreign exchange gains or losses arising on the settlement of a foreign currency transaction, or on the measurement and translation of foreign currency monetary assets and liabilities (other than derivatives) denominated in a foreign currency, are recognised in profit or loss. Foreign exchange gains or losses arising on the measurement and translation of foreign currency derivatives, are recognised in profit or loss as a re-measurement to fair value provided they do not represent the change in the fair value of the effective cash flow hedge or a hedge in a net investment in a foreign operation. In such a case they are recognised in equity, in accordance with hedge accounting principles.
Foreign exchange gains or losses arising on non-monetary items, such as equity instruments measured at fair value through profit or loss, are recognised as an element of changes in fair value. Exchange differences arising on non-monetary items, such as equity instruments classified as available-for-sale financial assets, are recognised in revaluation reserve at fair value.

2.2.21 Borrowing costs

Borrowing costs (i.e. costs which include interest and other costs incurred by an entity due to the borrowing of monetary items) are recognised in the costs of the period in which they are incurred.

2.2.22 Leases

A lease is classified as a finance lease if it transfers to the lessee substantially all of the risks and rewards incidental to ownership of assets. The leased asset is capitalised at the inception of the lease at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.
A depreciable asset acquired in a finance lease is depreciated over the shorter of its useful life and the lease term.
Where the substantial part of the risks and rewards incidental to ownership of an asset is retained by the lessor, lease contract is classified as an operating lease.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.23 Government grants

Non-monetary grants are accounted for at fair value.

Monetary government grants for financing assets are presented in the balance sheet as deferred income.

Government grants are not recognised until there is a reasonable assurance that the entity will comply with the conditions attaching to them, and that the grants will be received.

Monetary government grants are recognised systematically as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to equity.

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognised as income of the period in which it becomes receivable, together with disclosure of this fact.

Grants related to income are presented as income, separately from the related costs which the grants are intended to compensate. Grants are recognised as income regardless of whether they were received in the form of cash or as a decrease of liabilities.

2.2.24 Management of capital

The management of capital in KGHM Polska Miedź S.A. is aimed at maintaining the capacity to continue operations, including the realisation of planned investments, in a manner allowing the Company to generate returns for its shareholders and bring benefits to other stakeholders.

In accordance with market practice, the effective use of capital is monitored, among others, based on:
1. The equity ratio, calculated as the relation of net tangible assets (equity less intangible assets) to total assets, and
2. The ratio showing the relationship of borrowings and finance lease liabilities to EBITDA. EBITDA is operating profit plus depreciation/amortisation.

2.2.25 Earnings per share

Earnings per share for each period are calculated by dividing the profit for the given period by an average weighted number of shares in that period.

2.2.26 Cash flow statement

Cash flows from operating activities are presented using the indirect method.

(amounts in tables in thousand PLN, unless otherwise stated)

3. Important estimates and assumptions

3.1 Classification and measurement of financial instruments

In accordance with the guidelines of IAS 39 relating to the classification of non-derivative financial instruments with fixed or determinable payments, these assets are classified as held-to-maturity investments. In making this judgement, the intended use and possibility of holding such investments to maturity are evaluated. Should the Company fail to hold such instruments to maturity, apart from the situation described in IAS 39, it would have to reclassify all such assets recognised in this group as available-for-sale. In such a situation, the reclassified investments would be measured at fair value, and not at amortised cost.

At each balance sheet date the Company analyses significance of the impact of bifurcated embedded derivative instruments on the financial statements. Following this analysis, the Company determined that bifurcation of these instruments at 31 December 2008 will not have a significant impact on the financial statements.

3.2 Estimation of provisions

1. Provisions for future employee benefits – retirement or disability benefits, jubilee bonuses and post-employment coal equivalent payments are estimated using actuarial methods. A change in the financial factors being the basis for estimation, i.e.

- an increase in the discount rate by 1% and an increase by 1 % in the coal price and wages increase rate would cause an increase in the provision by PLN 1 873 thousand,
- a decrease in the discount rate by 1% and an increase by 1 % in the coal price and wages increase rate would cause an increase in the provision by PLN 305 145 thousand,
- an increase in the discount rate by 1% and a decrease by 1 % in the coal price and wages increase rate would cause a decrease in the provision by PLN 199 640 thousand,
- a decrease in the discount rate by 1% and a decrease by 1 % in the coal price and wages increase rate would cause a decrease in the provision by PLN 1 901 thousand.

2. Provisions for decommissioning costs of mines and other facilities.

These provisions represent the equivalent of the estimated future decommissioning costs of mines and other facilities, discounted to present value. Revaluation of these provisions at the balance sheet date is affected by the following indicators:

a) the index of changes in prices in the construction-assembly sector published by the Main Statistical Office (GUS),

b) the real discount rate calculated based on the profitability of treasury bonds with the maturities nearest to planned financial outflow (nominal discount rate) and the forecast rate of inflation.

Discount rates (nominal and inflation) are set separately for future periods, i.e. one, two and three years, and jointly for periods from the fourth year.

A 1% increase in the real discount rate used to estimate the amount of the provision for decommissioning costs of mines and other facilities would cause a decrease in the carrying amount of the provision for decommissioning mines and other facilities by PLN 142 556 thousand. However, a 1% decrease in the real discount rate would cause an increase in the carrying amount of the provision by PLN 195 085 thousand.

3. Other non-current provisions – they are estimated using parameters applied to measurement of provisions for employee benefits (Note 19).

3.3 Deferred tax assets/liabilities

The deferred tax assets/liabilities are measured using the tax rates which are expected to apply at the moment when the asset is realised or the liability is settled, based on tax laws that have been enacted or substantively enacted at the balance sheet date.

The probability of realising deferred tax assets is considered certain.

(amounts in tables in thousand PLN, unless otherwise stated)

3. Important estimates and assumptions (continuation)

3.4 Impairment of property, plant and equipment

In accordance with IAS 36, at 31 December 2008 the Company performed an impairment test on property, plant and equipment.

For the purpose of determining value in use, an analysis of discounted cash flow was performed using an assumed average weighted cost of capital (WACC) of 11.24% and a 3% residual rate of growth. This test was performed for the Company as the sole cash generating unit (CGU) due to the inability to assign cash flow to individual Company units.

The analysis was performed for a 10-year period using projected cash flow based on the Supervisory Board-approved „Strategy of KGHM Polska Miedź S.A. for the years 2009 - 2018".

Based on approved assumptions, the calculated value in use of property, plant and equipment amounts to PLN 8 258 505 thousand, and is higher than their carrying amount by PLN 3 118 979 thousand.

Sensitivity analysis of value in use

Residual growth rate	**WACC**				
	9%	**10%**	**11%**	**12%**	**13%**
-1%	8 707 224	7 293 846	6 151 677	5 215 431	4 438 704
0%	9 513 539	7 895 979	6 610 039	5 570 005	4 716 776
1%	10 521 434	8 631 920	7 160 074	5 989 048	5 041 193
2%	11 817 297	9 551 847	7 832 338	6 491 899	5 424 594
3%	13 545 116	10 734 609	8 672 669	7 106 495	5 884 676

3.5 Presentation

The Company recognises income and costs related to financial investments under other operating activities in the income statement on the grounds that these activities (in particular investments in the telecom sector) are connected with the operating activities of KGHM Polska Miedź S.A. Detailed principles of recognition of income and costs have been described in Note 2 point 2.2.18 and 2.2.19.

(amounts in tables in thousand PLN, unless otherwise stated)

4. Property, plant and equipment

	At	
	31 December 2008	**31 December 2007**
Land	14 307	14 307
Buildings and constructions	2 359 313	2 248 789
Technical equipment and machinery	2 109 019	1 909 889
Motor vehicles	34 848	33 432
Other fixed assets	16 236	15 541
Assets under construction	981 305	610 672
Total	**5 515 028**	**4 832 630**

(amounts in tables in thousand PLN, unless otherwise stated)

4. Property, plant and equipment (continuation)

Changes in property, plant and equipment in the period from 1 January 2007 to 31 December 2008

	Note	Land	Buildings and constructions	Technical equipment and machinery	Motor vehicles	Other fixed assets	Assets under construction	Total
At 1 January 2007								
Gross carrying amount		10 875	5 556 456	4 556 875	121 899	58 129	557 360	**10 861 594**
Accumulated depreciation		-	(3 411 518)	(2 937 744)	(91 177)	(42 597)	-	**(6 483 036)**
Impairment losses		-	-	(257)	-	-	-	**(257)**
Net carrying amount		**10 875**	**2 144 938**	**1 618 874**	**30 722**	**15 532**	**557 360**	**4 378 301**
Changes in 2007								
Settlement of assets under construction		3 432	163 459	576 715	9 759	3 948	(757 313)	-
Settlement of assets under construction – other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(4 508)	**(4 508)**
Direct purchases		-	-	-	-	-	812 492	**812 492**
Disposal		-	(122)	(9 344)	(2 046)	(52)	-	**(11 564)**
Scrapping/decommissioning or write-off		-	(14 992)	(160 929)	(3 195)	(1 184)	-	**(180 300)**
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		-	(3 496)	-	-	-	-	**(3 496)**
Donations and no-cost acquisitions		-	-	-	-	4	-	**4**
Donations and no-cost transfers		-	-	-	(176)	-	-	**(176)**
Other changes		-	6 859	(781)	123	(220)	2 641	**8 622**
Change in amount of provisions for costs of decommissioning	20	-	64 850	-	-	-	-	**64 850**
Transfer between groups			1 247	(1 247)	-	-	-	-
Depreciation	22	-	(125 222)	(272 768)	(6 897)	(3 929)	-	**(408 816)**
Decrease in accumulated depreciation due to scrapping, sale and other		-	11 268	162 247	5 142	1 442	-	**180 099**
Impairment losses		-	-	(2 878)	-	-	-	**(2 878)**
At 31 December 2007								
Gross carrying amount		14 307	5 774 261	4 961 289	126 364	60 625	610 672	**11 547 518**
Accumulated depreciation		-	(3 525 472)	(3 048 265)	(92 932)	(45 084)	-	**(6 711 753)**
Impairment losses		-	-	(3 135)	-	-	-	**(3 135)**
Net carrying amount		**14 307**	**2 248 789**	**1 909 889**	**33 432**	**15 541**	**610 672**	**4 832 630**
Changes in 2008								
Settlement of assets under construction		-	197 933	542 623	11 578	4 887	(757 021)	-
Direct purchases		-	-	-	-	-	1 116 498	**1 116 498**
Disposal		-	(2 537)	(4 466)	(844)	(66)	-	**(7 913)**
Brought into use based on a finance lease agreement		-	-	-	463	-	-	**463**
Scrapping/decommissioning or write-off		-	(115 440)	(198 117)	(4 462)	(2 014)	(68)	**(320 101)**
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		-	-	-	(7 825)	-	-	**(7 825)**
Other changes		-	116	1 029	-	(702)	14 170	**14 613**
Change in amount of provisions for costs of decommissioning	20	-	37 850	-	-	-	-	**37 850**
Transfer between groups		-	10 739	(10 739)	-	-	-	-
Depreciation	22	-	(121 991)	(335 867)	(7 149)	(4 149)	-	**(469 156)**
Decrease in accumulated depreciation due to scrapping, sale and other		-	103 854	204 667	9 982	2 739	-	**321 242**
Impairment losses		-	-	-	(327)	-	(2 946)	**(3 273)**
At 31 December 2008								
Gross carrying amount		14 307	5 902 922	5 291 619	125 274	62 730	984 251	**12 381 103**
Accumulated depreciation		-	(3 543 609)	(3 179 465)	(90 099)	(46 494)	-	**(6 859 667)**
Impairment losses		-	-	(3 135)	(327)	-	(2 946)	**(6 408)**
Net carrying amount		**14 307**	**2 359 313**	**2 109 019**	**34 848**	**16 236**	**981 305**	**5 515 028**

Depreciation of property, plant and equipment used in production or in providing services was recognised in profit or loss as a cost of sales in the amount of PLN 454 273 thousand (for the period from 1 January to 31 December 2007, PLN 391 510 thousand). Depreciation of other property, plant and equipment was recognised in administrative expenses in the amount of PLN 14 870 thousand (for the period from 1 January to 31 December 2007, PLN 17 293 thousand) and in selling costs in the amount of PLN 13 thousand (for the period from 1 January to 31 December 2007, PLN 13 thousand).

At 31 December 2008 KGHM Polska Miedź S.A. held motor vehicles based on a finance lease agreement in the gross amount of PLN 464 thousand and depreciation of PLN 39 thousand. At 31 December 2007 the Company did not hold property, plant and equipment based on a finance lease agreement.

(amounts in tables in thousand PLN, unless otherwise stated)

4. Property, plant and equipment (continuation)

	At	
	31 December 2008	**31 December 2007**
Non-current assets held for sale	23 020	-
	23 020	**-**

At 31 December 2008, the balance sheet item non-current assets held for sale includes: shares in Polskie Towarzystwo Reasekuracyjne S.A. with carrying amount of PLN 20 000 thousand measured at fair value, 5 automobiles of PLN 563 thousand and a civil aircraft of PLN 2 484 thousand.

KGHM Polska Miedź S.A. as a lessor leased out the following property, plant and equipment based on operating lease agreements

	At							
	31 December 2008				**31 December 2007**			
	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount
Land	2 358	-	-	2 358	1 864	-	-	1 864
Buildings and constructions	74 772	1 786	41 981	32 791	78 212	1 851	42 102	36 110
Technical equipment and machinery	4 860	213	3 966	894	7 187	219	6 080	1 107
Other property, plant and equipment	852	26	817	35	871	26	811	60
Total	**82 842**	**2 025**	**46 764**	**36 078**	**88 134**	**2 096**	**48 993**	**39 141**

Amount of compensation from parties external to the Company, recognised in profit or loss, with respect to property, plant and equipment for which an impairment loss was recognised

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Amount of compensation recognised in profit or loss	1 754	1 776

Information about value of collateral established on property, plant and equipment for payables payment KGHM Polska Miedź S.A. is presented in note 17.1 Loans

(amounts in tables in thousand PLN, unless otherwise stated)

4. Property, plant and equipment (continuation)

Perpetual usufruct of land

At 31 December 2008 the Divisions of the Company used land based on perpetual usufruct rights comprising a total area of 5 708 hectares (at 31 December 2007: 5 741 hectares).

	At	
	31 December 2008	**31 December 2007**
	(in hectares)	**(in hectares)**
Lubin Mine	53	56
Polkowice-Sieroszowice Mine	119	119
Rudna Mine	92	92
Ore Enrichment Plants	61	61
Głogów Smelter	2 046	2 047
Legnica Smelter	206	236
Cedynia Wire Rod Plant	48	48
Tailings Plant	3 072	3 071
Mine-smelter Emergency Rescue Unit	2	2
Data Center	3	3
Head Office	6	6

The Company received these rights free of charge based on laws in force. The land subject to perpetual usufruct is industrial area related to the core business of the Company, which also includes protective zones in which environmental quality limits have been exceeded due to the activities carried out by the Company.
Due to the nature of the use of the above-mentioned land, the Company has not determined a fair value for these perpetual usufruct rights at 31 December 2008.

Off-balance sheet liabilities of the Company due to the perpetual usufruct of land estimated on the basis of annual fee rates resulting from the recent administrative decisions and the useful life of the land subject to this right.

Total value of future minimum fees due to perpetual usufruct of land	At **31 December 2008**	**31 December 2007**
Under one year	6 173	5 929
From one to five years	24 472	23 644
Over five years	351 518	343 526
Total:	**382 163**	**373 099**

	For the period **from 1 January 2008 to 31 December 2008**	**from 1 January 2007 to 31 December 2007**
Fees due to perpetual usufruct of land recognised in profit or loss	**5 960**	**5 490**

(amounts in tables in thousand PLN, unless otherwise stated)

4. Property, plant and equipment (continuation)

Major investment projects recognised at 31 December 2008 under assets under construction

Construction of the SW-4 shaft	196 452
Construction of the Głogów Głęboki – Przemysłowy shaft	194 386
Mining region infrastructural development in Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine	95 401
Development of hydrotransport installation, including direct pumping of waste from the OEPs to the Żelazny Most tailings pond	47 338
Investments in power and communications facilities	47 149
Pyrometallurgy modernisation in Głogów Smelter	46 493
Total	**627 219**

Major investment projects recognised at 31 December 2007 under assets under construction

Construction of the SW-4 shaft	153 475
Construction of the Głogów Głęboki – Przemysłowy shaft	115 496
Mining region infrastructural development in Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine	77 701
Pyrometallurgy modernisation in Głogów Smelter	32 159
Conformatory work in Rudna Mine, Legnica Smelter, Głogów Smelter	27 128
Conveyor belt and pipeline transport investment in Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine	19 320
Total	**425 279**

Capital commitments at the balance sheet date but not recognised in the balance sheet

	At	
	31 December 2008	**31 December 2007**
For the purchase of property, plant and equipment	378 516	259 830
For the purchase of intangible assets	13 534	9 393
Total capital commitments:	**392 050**	**269 223**

5. Intangible assets

	At	
	31 December 2008	**31 December 2007**
Development costs	1 344	1 421
Software	2 250	2 305
Acquired concessions, patents, licenses	27 890	15 015
Other intangible assets	34 128	34 461
Intangible assets not yet available for use	15 292	21 628
Total	**80 904**	**74 830**

(amounts in tables in thousand PLN, unless otherwise stated)

5. Intangible assets (continuation)

Changes in intangible assets in the period from 1 January 2007 to 31 December 2008:

	Note	Development costs	Software	Acquired concessions, patents, licenses	Other intangible assets	Intangible assets not yet available for use	Total
At 1 January 2007							
Gross carrying amount		9 500	21 444	41 974	37 102	18 189	**128 209**
Accumulated amortisation		(6 858)	(18 725)	(25 315)	(1 887)	-	**(52 785)**
Impairment losses		-	-	-	-	-	**-**
Net carrying amount		**2 642**	**2 719**	**16 659**	**35 215**	**18 189**	**75 424**
Changes in 2007							
Transfer from intangible assets not yet available for use		-	467	5 302	-	(5 769)	**-**
Direct purchases		-	-	-	-	8 007	**8 007**
Liquidation or write-off		(737)	(1 239)	(2 568)	(14)	(737)	**(5 295)**
Other changes		-	-	-	-	2 703	**2 703**
Amortisation	22	(1 154)	(881)	(6 946)	(754)	-	**(9 735)**
Impairment losses		(67)	-	-	-	(765)	**(832)**
Decrease in accumulated amortisation due to liquidation, sale and other		737	1 239	2 568	14	-	**4 558**
At 31 December 2007							
Gross carrying amount		8 763	20 672	44 708	37 088	22 393	**133 624**
Accumulated amortisation		(7 275)	(18 367)	(29 693)	(2 627)	-	**(57 962)**
Impairment losses		(67)	-	-	-	(765)	**(832)**
Net carrying amount		**1 421**	**2 305**	**15 015**	**34 461**	**21 628**	**74 830**
Changes in 2008							
Transfer from intangible assets not yet available for use		358	939	10 698	-	(11 995)	**-**
Direct purchases		-	-	12 148	-	8 879	**21 027**
Liquidation or write-off		(570)	(2 877)	(4 044)	-	(76)	**(7 567)**
Other changes		-	-	-	421	(3 116)	**(2 695)**
Amortisation	22	(501)	(994)	(9 971)	(754)	-	**(12 220)**
Impairment losses		67	-	-	-	(28)	**39**
Decrease in accumulated amortisation due to liquidation, sale and other		569	2 877	4 044	-	-	**7 490**
At 31 December 2008							
Gross carrying amount		8 551	18 734	63 510	37 509	16 085	**144 389**
Accumulated amortisation		(7 207)	(16 484)	(35 620)	(3 381)	-	**(62 692)**
Impairment losses		-	-	-	-	(793)	**(793)**
Net carrying amount		**1 344**	**2 250**	**27 890**	**34 128**	**15 292**	**80 904**

At 31 December 2008, the most significant item of intangible assets of KGHM Polska Miedź S.A. is the documentation of geological information on the "Głogów Głęboki" deposit, included under other intangible assets, with a carrying amount of PLN 29 382 thousand (at 31 December 2007: PLN 30 029 thousand) and the established mining rights for extracting copper ore from the "Głogów Głęboki" deposit with a carrying amount of PLN 3 994 thousand (at 31 December 2007: PLN 4 080 thousand). The remaining amortisation period of both items of intangible assets is 46 years.

The amortisation of intangible assets utilised in the production or in the providing of services was recognised under cost of sales in the income statement in the amount of PLN 11 319 thousand (for the period from 1 January to 31 December 2007: PLN 8 771 thousand). The amortisation of other intangible assets was recognised in administrative expenses in the amount of PLN 901 thousand (for the period from 1 January to 31 December 2007: PLN 964 thousand).

(amounts in tables in thousand PLN, unless otherwise stated)

6. Investments in subsidiaries and associates

	Investments in subsidiaries	Investments in associates
At 1 January 2007		
Amount at cost	2 854 763	438 559
Impairment losses	(1 171 554)	-
Net carrying amount at 1 January 2007	**1 683 209**	**438 559**
Changes in 2007		
- Acquisition of shares	19 714	-
- Taking up shares	134 726	-
- Decrease of share capital	(10 051)	-
- Impairment losses	(24 208)	-
At 31 December 2007		
Amount at cost	2 999 152	438 559
Impairment losses	(1 195 762)	-
Net carrying amount at 31 December 2007	**1 803 390**	**438 559**

At 1 January 2008		
Amount at cost	2 999 152	438 559
Impairment losses	(1 195 762)	-
Net carrying amount at 1 January 2008	**1 803 390**	**438 559**
Changes in 2008		
- Acquisition of shares	-	726 390
- Taking up shares	66 680	-
- Disposal of shares		(1 309)
- Impairment losses	(75 057)	
At 31 December 2008		
Amount at cost	3 065 832	1 163 640
Impairment losses	(1 270 819)	-
Net carrying amount at 31 December 2008	**1 795 013**	**1 163 640**

In accordance with IAS 36, at 31 December 2008 the Company performed an impairment test on the shares of subsidiaries, as a result of which an impairment loss was identified on the shares of Telefonia Dialog S.A. in the amount of PLN 75 057 thousand.
Due to the technological obsolescence and loss of utility of an asset, Dialog S.A. reviewed its financial projections, based on which KGHM Polska Miedź S.A. determined the value in use of the shares of Dialog S.A. A discounted cash flow analysis was performed, including a sensitivity analysis, based on these financial projections to the year 2015 approved by the Supervisory Board of the company, applying an average weighted cost of capital of 10.5%. This valuation was based on a 7-year projection period due to the investment realisation cycle assumed in the projection. Sensitivity testing on the amount of the discount rate applied (determined based on the WACC model) indicates that an average increase of 0.5 % in the rate would cause a decrease in the company's calculated value in use to PLN 757 581 thousand, while a decrease in the discount rate by 0.5% would cause an increase in the value in use to PLN 900 281 thousand.

(amounts in tables in thousand PLN, unless otherwise stated)

6. Investments in subsidiaries and associates (continuation)

Investments in subsidiaries
as at 31 December 2008

Entity	Head office	Subject of activities	% of share capital held	% of voting rights held	Indirect share	Carrying amount of shares
KGHM CUPRUM Sp. z o.o. – CBR	Wrocław	R&D activities	100	100	-	8 506
KGHM Polish Copper Ltd.	London	copper trading	100	100	-	6 903
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	Lubin	medical services	100	100	-	34 786
KGHM Ecoren S.A.	Lubin	production of other products from non-metallic mineral resources	100	100	-	272 055
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electricity and heat	100	100	-	248 793
CBJ sp. z o.o.	Lubin	technical research and analyses	100	100	-	2 918
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100	-	925
POL-MIEDŹ TRANS Sp. z o.o.	Lubin	transport services	100	100	-	140 418
DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100	-	824 926
KGHM Congo S.P.R.L.	Lubumbashi	ore production services	99.98	99.98	-	-
KGHM Metraco S.A.	Legnica	trade, agency and representative services	100	100	-	13 476
"Zagłębie" Lubin S.A.	Lubin	participation in and organisation of professional sporting events	100	100	-	100 000
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	2.06	2.06	63.61	1 500
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100	-	84 122
PHP "MERCUS" sp. z o.o.	Polkowice	trade, production of bundled electrical cables	100	100	-	32 133
KGHM LETIA S.A	Legnica	promotion of innovation	85.45	85.45	-	23 552

(amounts in tables in thousand PLN, unless otherwise stated)

6. Investments in subsidiaries and associates (continuation)

Investments in subsidiaries
as at 31 December 2007

Entity	Head office	Subject of activities	% of share capital held	% of voting rights held	Indirect share	Carrying amount of shares
KGHM CUPRUM Sp. z o.o. – CBR	Wrocław	R&D activities	100	100	-	8 506
KGHM Polish Copper Ltd.	London	copper trading	100	100	-	6 903
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	Lubin	medical services	100	100	-	33 686
KGHM Ecoren S.A.	Lubin	production of other products from non-metallic mineral resources	100	100	-	272 055
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electricity and heat	100	100	-	221 475
CBJ sp. z o.o.	Lubin	technical research and analyses	100	100	-	2 918
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100	-	925
POL-MIEDŹ TRANS Sp. z o.o.	Lubin	transport services	100	100	-	140 418
DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100	-	899 983
KGHM Congo S.P.R.L.	Lubumbashi	ore production services	99.98	99.98	-	-
KGHM Metraco S.A.	Legnica	trade, agency and representative services	100	100	-	13 476
"Zagłębie" Lubin SSA	Lubin	participation in and organisation of professional sporting events	100	100	-	100 000
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	2.06	2.06	63.61	1 500
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100	-	50 308
PHP "MERCUS" sp. z o.o.	Polkowice	trade, production of bundled electrical cables	100	100	-	32 133
KGHM LETIA S.A	Legnica	promotion of innovation	94.95	94.95	-	19 104

(amounts in tables in thousand PLN, unless otherwise stated)

6. Investments in subsidiaries and associates (continuation)

	At		
	31 December 2008	31 December 2007	
	POLKOMTEL S.A.	MINOVA-KSANTE Spółka z.o.o.	POLKOMTEL S.A.
Head office	Warsaw	Polkowice	Warsaw
% of share capital held	24.39	30	19.61
% of voting rights held	24.39	30	19.61
Total assets	8 913 880	9 740	8 453 373
Non-current liabilities	1 293 456	-	1 170 048
Current liabilities	3 684 792	634	3 776 386
Sales	8 482 085	16 760	7 799 020
Profit for the period	1 361 239	3 006	1 358 676

On 26 August 2008 the KGHM Polska Miedź S.A. sold 13 500 shares of MINOVA-KSANTE Spółka z o.o. back to this company, representing 30% of the share capital of MINOVA-KSANTE Spółka z o.o. and granting the right to 30% of the votes at the General Shareholders' Meeting.
These shares were sold based on an agreement entered into between KGHM Polska Miedź S.A. and MINOVA-KSANTE Spółka z o.o. titled "Agreement for the buy-back of shares for the purpose of their retirement" dated 26 August 2008. The sale price for these 13 500 shares amounts to PLN 8 542 thousand (PLN 632.75 per share). Gains from disposal of MINOVA-KSANTE Spółka z o.o. amounts to PLN 7 233 thousand.

On 18 December 2008 KGHM Polska Miedź S.A. acquired from TDC Mobile International A/S 980 486 ordinary registered shares in Polkomtel S.A., with a nominal value of PLN 100 each, representing approx. 4.78% for EUR 176 978 thousand. The purchase price of the shares of Polkomtel S.A. in the accounts of KGHM Polska Miedź S.A. increased by PLN 726 390 thousand. As a result of settlement of this transaction, KGHM Polska Miedź S.A. holds 24.39% of the share capital of Polkomtel S.A.

7. Available-for-sale financial assets

	Note	At	
		31 December 2008	31 December 2007
Shares in unlisted companies	27	9 770	22 270
Share in the AIG investment fund	27	11 264	10 665
Non-current available-for-sale financial assets	**27**	**21 034**	**32 935**

(amounts in tables in thousand PLN, unless otherwise stated)

8. Held-to-maturity investments

		At	
	Note	**31 December 2008**	**31 December 2007**
Monetary resources of Mine Closure Fund		59 545	43 893
Non-current held-to-maturity investments	**27**	**59 545**	**43 893**

The Company is required by the Law on Geology and Mining, dated 4 February 1994 (Journal of Laws No. 228 item 1947 dated 14 November 2005) and the Ruling of the Minister of the Economy of 24 June 2002 regarding the specific principles for the creation and functioning of mine closure funds (Journal of Laws No. 108, item 951) to accumulate monetary resources in a separate bank account called the Mine Closure Fund (MCF) to cover future decommissioning costs of mines and other facilities. As these funds will only be utilised in future periods, the Company has determined that, despite the fact that they are not invested in long-term financial instruments, they are in fact restricted from being used to settle liabilities within at least twelve months from the balance sheet date (IAS 1 para. 57 d.) and therefore it is more appropriate to present them under non-current assets.
Management of the MCF assets primarily involves their investment in short-term bank deposits or debt securities with a maturity of up to 1 year from the date of acquisition. MCF assets at the balance sheet date were mainly invested in short-term deposit of PLN 59 540 thousand.
Information on the fair value of held-to-maturity investments was presented in Note 27.2.

(amounts in tables in thousand PLN, unless otherwise stated)

9. Derivative financial instruments

	Note	At 31 December 2008	At 31 December 2007
Non-current assets, of which:			
hedging instruments		6 501	30 308
trade instruments		-	3 087
Non-current assets due to derivative financial instruments		**6 501**	**33 395**
Current assets, of which:			
hedging instruments		711 096	68 075
trade instruments		-	13 369
Current assets due to derivative financial instruments		**711 096**	**81 444**
Total assets arising from derivative instruments	**27**	**717 597**	**114 839**
Non-current liabilities, of which:			
trade instruments		-	3 087
Non-current liabilities due to derivative financial instruments		**-**	**3 087**
Current liabilities, of which:			
hedging instruments		-	964
trade instruments		3 771	13 371
Current liabilities due to derivative financial instruments		**3 771**	**14 335**
Total liabilities arising from derivative instruments	**27**	**3 771**	**17 422**

9. Derivative financial instruments (continuation)

TRADE DERIVATIVES			At 31 December 2008				At 31 December 2007			
Type of financial instrument	Volume/ Notional Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Avg. weighted price/ex. rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	Financial assets		Financial liabilities		Financial assets		Financial liabilities	
			Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives – Commodity contracts - Metals - Copper										
Swaps	1.35	4 039.92			(3 771)					
Options										
Purchased put options							13 369	3 087		
Written put options									(13 371)	(3 087)
TOTAL:					**(3 771)**		**13 369**	**3 087**	**(13 371)**	**(3 087)**
Total trade derivatives					**(3 771)**		**13 369**	**3 087**	**(13 371)**	**(3 087)**

9. Derivative financial instruments (continuation)

HEDGING DERIVATIVES							At 31 December 2008				At 31 December 2007			
	Volume/ Notional	Avg. weighted price/ ex. rate	Maturity date		Period of profit/loss impact		Financial assets		Financial liabilities		Financial assets		Financial liabilities	
Type of financial instrument	Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	From	Till	From	Till	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives – Commodity contracts - Metals - Copper														
Swaps													(964)	
Options														
Collar - purchased put options	3	7 300.00	Jan 09	Mar 09	Feb 09	Apr 09	37 604							
Collar – written call options	3	9 000.00	Jan 09	Mar 09	Feb 09	Apr 09								
Purchased put options	60	6 200.00	Jan 09	June 09	Feb 09	July 09	554 031				63 140	11 951		
Synthetic put														
TOTAL:							**591 635**				**63 140**	**11 951**	**(964)**	
Derivatives – Commodity contracts - Metals - Silver														
Swaps														
Options														
Purchased put options	8 800	12.00	Jan 09	Nov 09	Feb 09	Dec 09	57 135				4 935	18 357		
Purchased put options	800	12.00	Dec 09	Dec 09	Jan 10	Jan 10		6 501						
Collars														
TOTAL:							**57 135**	**6 501**			**4 935**	**18 357**		
Derivatives – Currency contracts - PLN/USD														
Forwards														
Options														
Purchased put options	924 000	2.4334	Jan 09	Dec 09	Jan 09	Dec 09	62 326							
TOTAL:							**62 326**							
TOTAL hedging derivatives							**711 096**	**6 501**			**68 075**	**30 308**	**(964)**	

The weighted average hedge contract prices/ exchange rates are aggregate amounts presented for informational purposes only. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in option instruments, in the case of which the simulation of future settlement amounts may generate one set of results when the average weighted exercise price/ exchange rate is assumed and other set of results when the calculation is based on specific exercise prices/ exchange rates of options entered into by the Company.

(amounts in tables in thousand PLN, unless otherwise stated)

10. Trade and other receivables

	Note	At 31 December 2008	At 31 December 2007
Non-current trade and other receivables			
Additional payment to capital		53 512	9 000
Other financial receivables		1 349	1 480
Loans granted		7 000	-
Impairment allowances		-	-
Total loans and financial receivables, net	**27**	**61 861**	**10 480**
Other non-financial receivables		14	44
Prepayments		25	488
Impairment allowances		-	-
Total non-financial receivables, net		**39**	**532**
Non-current trade and other receivables, net		**61 900**	**11 012**
Current trade and other receivables			
Trade receivables		520 436	557 875
Receivables due to unsettled derivative instruments	28.1.8	287 146	8 877
Loans granted		2 323	1 218
Additional payment to capital		1 500	44 512
Other financial receivables		78 548	47 377
Impairment allowances	28.3.6	(24 408)	(20 839)
Total loans and financial receivables, net	**27**	**865 545**	**639 020**
Other non-financial receivables, including:		378 049	184 462
Taxes, social security and other charge		374 435	178 752
Prepayments		2 766	2 351
Impairment allowances		(23 859)	(53 554)
Total non-financial receivables, net		**356 956**	**133 259**
Current trade and other receivables, net		**1 222 501**	**772 279**
Total non-current and current trade and other receivables, net		**1 284 401**	**783 291**

Receivables due to unsettled derivative instruments represent the amount of derivative instruments whose date of settlement is 5 January 2009 for the balance at 31 December 2008, and 3 January 2008 for the balance at 31 December 2007. These instruments were measured to fair value at the average settlement price for the month of December 2008 and of December 2007. For detailes see note 28.1.8.

Impairment allowances on non-financial receivables

		For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Impairment allowances at the beginning of the period		**53 554**	**11 007**
Impairment allowances recognised in profit/loss for the period	25	170	42 556
Impairment allowances reversed through profit or loss for the period	24	(5 250)	-
Impairment allowances on costs of legal proceedings		6	1
Impairment allowances utilised during the period		(24 617)	(1)
Reversal of impairment allowances on costs of legal proceedings		(4)	(9)
Impairment allowances at the end of the period		**23 859**	**53 554**

(amounts in tables in thousand PLN, unless otherwise stated)

11. Inventories

	At	
	31 December 2008	**31 December 2007**
Materials	143 597	127 676
Semi-finished products and work in progress	1 061 660	1 148 588
Finished products	238 755	327 223
Goods for resale	2 790	-
Total carrying amount of inventories	**1 446 802**	**1 603 487**

	For the period	
Write-down of inventories in the financial period	**from 1 January 2008 to 31 December 2008**	**from 1 January 2007 to 31 December 2007**
Write-down of inventories recognised in cost of sales	62 172	1 388
Reversal of write-down recognised in cost of sales	(1 077)	(602)

At 31 December 2008, the most significant item in inventories were copper inventories. In accordance with accounting principles, these copper inventories were valued at net sale price based on the LME forward curve set for the months in which a given copper sale occurs. Amount of write-down: PLN 58 381 thousand.

12. Cash and cash equivalents

	Note	At	
		31 December 2008	**31 December 2007**
Cash in hand		77	58
Cash at bank		110 827	1 570
Other financial assets with a maturity of up to 3 months from the date of acquisition		1 682 676	2 533 367
Total cash and cash equivalents	**27.1**	**1 793 580**	**2 534 995**

Other financial assets with a maturity of up to 3 months from the date of acquisition include deposits in the amount of PLN 1 678 914 thousand (as at 31 December 2007: PLN 2 451 985 thousand), and deposit interest in the amount of PLN 3 762 thousand (as at 31 December 2007: PLN 2 380 thousand); there were no debt securities held at 31 December 2008 (as at 31 December 2007: PLN 79 002 thousand).

Components of cash and cash equivalents presented in the cash flow statement are the same as those presented in the balance sheet.

(amounts in tables in thousand PLN, unless otherwise stated)

13. Share capital

	Registered share capital	Share capital revaluation due to hyperinflation	Total
At 1 January 2007	2 000 000	5 413 573	**7 413 573**
Transfer of share capital revaluation to reserve capital	-	(5 413 573)	(5 413 573)
At 31 December 2007	2 000 000	-	**2 000 000**
At 31 December 2008	2 000 000	-	**2 000 000**

As at 31 December 2008, the Company's registered share capital, in accordance with the entry in the National Court Regsiter, amounted to PLN 2 000 000 thousand and was divided into 200 000 000 shares ("A" series), fully paid, with a nominal value of PLN 10 each. All shares are bearer shares. The Company did not issue preference shares. Each share gives right to one vote at the General Shareholders' Meeting. The Company does not have treasury shares. Subsidiaries and associates do not have shares of KGHM Polska Miedź S.A. In the years ended 31 December 2008 and 31 December 2007 there were no changes in the share capital registered or in the number of shares.

Ownership structure

At 31 December 2008, the only shareholder of the Company with shares representing at least 5% of the share capital and giving right to the same number of votes at the General Shareholders' Meeting, based on information dated 16 May 2007, was the State Treasury, which held 83 589 900 shares, with a total nominal value of PLN 835 899 000, which accounts for 41.79% of the Company's share capital.

Other shareholders (including Deutsche Bank Trust Company Americas, deposit bank in a depositary receipt program) held shares in the amount below 5% of the share capital i.e. total of 116 410 100 shares with a total nominal value of PLN 1 164 101 000, which account for 58.21% of the Company's share capital and give the same number of votes at the General Shareholders' Meeting.

Changes in significant blocks of shares

In 2008 there were no changes in significant blocks of shares.

(amounts in tables in thousand PLN, unless otherwise stated)

14. Other reserves

	Note	Revaluation reserve on available-for-sale financial assets	Revaluation reserve on cash flow hedging financial instruments	Total other reserves
At 1 January 2007		**8 319**	**(439 845)**	**(431 526)**
Fair value gains on available-for-sale financial assets		14 197	-	14 197
Impact of effective cash flow hedging transactions entered into	28	-	131 890	131 890
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets		(19 894)	-	(19 894)
Amount transferred to profit or loss due to the settlement of hedging instruments	28	-	435 533	435 533
Deferred tax	18	1 083	(117 500)	(116 417)
Total income/(expenses) recognised directly in equity		**(4 614)**	**449 923**	**445 309**
At 31 December 2007		**3 705**	**10 078**	**13 783**
At 1 January 2008		**3 705**	**10 078**	**13 783**
Fair value gains on available-for-sale financial assets		9 992	-	9 992
Impact of effective cash flow hedging transactions entered into	28	-	1 197 853	1 197 853
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets		(1 893)	-	(1 893)
Amount transferred to profit or loss due to the settlement of hedging instruments	28	-	(579 991)	(579 991)
Deferred tax	18	(1 539)	(119 457)	(120 996)
Total income/(expenses) recognised directly in equity		**6 560**	**498 405**	**504 965**
At 31 December 2008		**10 265**	**508 483**	**518 748**

The revaluation reserve presented in other reserves, set in the amount of the fair value of hedging instruments in the effective portion of the hedge and the re-measurement to fair value of available-for-sale financial assets, is not subject to distribution.

(amounts in tables in thousand PLN, unless otherwise stated)

15. Retained earnings

	Reserve capital created in accordance with the Code of Commercial Companies, art. 396	Reserve capital created from profit in accordance with the Statutes	Profit/(loss) from prior years	Retained earnings, total
At 1 January 2007	**660 000**	**1 344 961**	**(871 194)**	**1 133 767**
Profit for the period	-	-	3 798 826	3 798 826
Total recognised income/(expenses)	-	**5 414 703**	**(3 395 130)**	**2 019 573**
Transfer of share capital revaluation to reserve capital	-	5 413 573	-	**5 413 573**
Transfer to reserve capital	-	1 130	(1 130)	-
Dividend approved and paid	-	-	(3 394 000)	(3 394 000)
At 31 December 2007	**660 000**	**6 759 664**	**(467 498)**	**6 952 166**
At 1 January 2008	**660 000**	**6 759 664**	**(467 498)**	**6 952 166**
Profit for the period	-		2 920 378	2 920 378
Total recognised income/(expenses)	-	**(2 267 498)**	**467 498**	**(1 800 000)**
Transfer to reserve capital	-	1 998 825	(1 998 825)	-
Coverage of losses by reserve capital	-	(4 266 323)	4 266 323	-
Dividend approved and paid	-	-	(1 800 000)	(1 800 000)
At 31 December 2008	**660 000**	**4 492 166**	**2 920 378**	**8 072 544**

Based on the Code of Commercial Companies, the Company is required to create reserve capital against any potential (future) or existing losses, to which no less than 8 percent of a given financial year's profit is transferred until the reserve capital has been built up to no less than one-third of the registered share capital. The reserve capital created in this manner may not be employed otherwise than in covering the loss reported in the financial statements.
At 31 December 2008 this statutory reserve capital in the Company amounts to PLN 660 000 thousand, and is recognised in equity under retained earnings.

(amounts in tables in thousand PLN, unless otherwise stated)

16. Trade and other payables

	Note	At 31 December 2008	At 31 December 2007
Non-current trade and other payables			
Trade payables		10 912	4 698
Other financial liabilities		12 676	-
Total non-current financial liabilities (scope of MSSF7)	**27**	**23 588**	**4 698**
Deferred income		1 374	1 607
Total non-current non-financial liabilities		**1 374**	**1 607**
Total non-current trade and other payables		**24 962**	**6 305**
Current trade and other payables			
Trade payables		694 956	560 957
Payables due to unsettled derivative financial instruments	28.1.8	35 395	3 304
Other financial liabilities		17 888	109 813
Total current financial liabilities (scope of MSSF7)	27	**748 239**	**674 074**
Other financial liabilities (IAS 19 - Employee benefits)		132 393	139 337
Total current financial liabilities		**880 632**	**813 411**
Liabilities due to taxes and social security		183 613	261 633
Other non-financial liabilities		43 762	76 234
Special funds		73 926	56 104
Deferred income		1 077	22 616
Accruals		293 078	280 843
Total current non-financial liabilities		**595 456**	**697 430**
Total current trade and other payables		**1 476 088**	**1 510 841**
Total non-current and current trade and other payables		**1 501 050**	**1 517 146**

Payables due to unsettled derivative instruments represent the amount of derivative instruments whose date of settlement falls on 5 January 2009 for the balance at 31 December 2008 and 3 January 2008 for the balance at 31 December 2007. These instruments were measured to fair value at the average settlement price for the month of December 2008 and of December 2007. For details see note 28.1.8.

Accruals include PLN 213 611 thousand of accrued annual bonus, which will be paid according to the Collective Labour Agreement for the Employees of KGHM Polska Miedź S.A.

(amounts in tables in thousand PLN, unless otherwise stated)

17. Borrowings and finance lease liabilities

	Note	At	
		31 December 2008	31 December 2007
Non-current loans and finance lease liabilities			
Loans	27	3 000	7 000
Finance lease liabilities	27	14 173	13 319
Total non-current loans and finance lease liabilities		**17 173**	**20 319**
Current loans and finance lease liabilities			
Loans	27	4 012	6 022
Finance lease liabilities	27	3 108	2 590
Total current loans and finance lease liabilities		**7 120**	**8 612**
Total loans and finance lease liabilities	27	**24 293**	**28 931**

17.1 Loans

Loans as at 31 December 2008

Loan currency	Interest	The value of the loan at balance sheet date	Of which payable in:	
			2009 (current)	2010 (non-current)
PLN	Fixed	7 012	4 012	3 000

Loans as at 31 December 2007

Loan currency	Interest	The value of the loan at balance sheet date	Of which payable in:		
			2008 (current)	2009 (non-current)	2010 (non-current)
PLN	Fixed	13 022	6 022	4 000	3 000

As at 31 December 2008 the Company had a loan from the Regional Fund for Environmental Protection and Water Management in the amount of PLN 7 012 thousand, including PLN 7 000 thousand payable by 16 September 2010 and PLN 12 thousand payable by 25 January 2009. Interest rate on the above loans is 4%. The repayment of the loan is guaranteed with a blank promissory note and Borrower's statement on submission to the enforcement regime under loan agreement.

Until 28 March 2008, KGHM Polska Miedź S.A., based on signed contracts, had credit facilities in current accounts. Due to positive cash flow generated from operating activities and a significant balance of cash and cash equivalents, KGHM Polska Miedź S.A. did not prolong these contracts for credit facilities.

(amounts in tables in thousand PLN, unless otherwise stated)

17. Borrowings and finance lease liabilities (continuation)

17.2 Finance lease liabilities

As at 31 December 2008, the most significant item in finance lease liabilities is the liability with carrying amount of PLN 16 903 thousand, which results from an agreement with the State Treasury. Based on this agreement the State Treasury is providing an access to geological information for a fee. This information was acquired with the purpose to prepare a licensing application to obtain a license for the extraction of ore from the Głogów Głęboki - Przemysłowy deposit. This license was granted in November 2004. Payments to the State Treasury are being made in 10 equal instalments. The last instalment will be settled on 30 June 2014. Those non interest-bearing liabilities were recognised in the books of the Company at a discounted amount. As the payments are in EUR, the liability is exposed to currency risk due to changes in foreign exchange rates at the date of payment. The carrying amount of the liabilities resulting from this agreement is PLN 16 903 thousand (EUR 4 051 thousand), while the carrying amount of the related intangible assets at the balance sheet date amounts to PLN 29 382 thousand.

Finance lease liabilities as at 31 December 2008

	2009 (current)	2010	2011	2012-2013	2014	Total
Nominal value of minimum lease payments	**3 187**	**3 192**	**3 192**	**6 338**	**3 087**	**18 996**
Future finance costs due to finance leases	79	147	232	743	514	1 715
Present value of minimum lease payments	**3 108**	**3 045**	**2 960**	**5 595**	**2 573**	**17 281**

Finance lease liabilities as at 31 December 2007

	2009 (current)	2009	2010	2011-2012	2013 and beyond	Total
Nominal value of minimum lease payments	**2 651**	**2 651**	**2 651**	**5 301**	**5 301**	**18 555**
Future finance costs due to finance leases	61	172	281	869	1 263	2 646
Present value of minimum lease payments	**2 590**	**2 479**	**2 370**	**4 432**	**4 038**	**15 909**

(amounts in tables in thousand PLN, unless otherwise stated)

18. Deferred tax - changes

	Note	For the period from 1 January 2008 to 31 December 2008	 from 1 January 2007 to 31 December 2007
Deferred tax assets at the beginning of the period		509 119	640 783
Deferred tax liabilities at the beginning of the period		348 338	350 786
Net deferred tax asset at the beginning of the period, of which:		**160 781**	**289 997**
Changes during the year			
Charged to profit or loss	29	(288 733)	(299 299)
Credited to profit or loss	29	217 432	286 500
Decrease in equity	14	(191 411)	(283 557)
Increase in equity	14	70 415	167 140
Net deferred tax (liability)/asset at the end of the period, of which:		**(31 516)**	**160 781**
Deferred tax assets at the end of the period		499 221	509 119
Deferred tax liabilities at the end of the period		530 737	348 338

(amounts in tables in thousand PLN, unless otherwise stated)

18. Deferred tax – changes (continuation)

Deferred tax assets prior to offsetting

	At 1 January 2007 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/(Decrease) in equity due to change in the balance of temporary differences	**At 31 December 2007 based on the rate of 19%**
Exchange rate differences	16 807	(13 106)	-	**3 701**
Interest	8	(2)	-	**6**
Allowances for impairment of receivables	7 780	6 564	-	**14 344**
Short-term accruals for wages	48 623	5 061	-	**53 684**
Employee benefits (holidays)	3 762	(748)	-	**3 014**
Provision for decommissioning of mines and other facilities	87 192	17 372	-	**104 564**
Measurement of forward transactions	114 381	(52 998)	-	**61 383**
Re-measurement of hedging instruments	125 805	1 512	(117 500)	**9 817**
Depreciation differences	10 766	96	-	**10 862**
Liabilities due to future employee benefits	164 750	9 915	-	**174 665**
Unpaid wages with surcharges	44 150	7 665	-	**51 815**
Other	16 759	4 505	-	**21 264**
Total	**640 783**	**(14 164)**	**(117 500)**	**509 119**

	At 1 January 2008 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/(Decrease) in equity due to change in the balance of temporary differences	**At 31 December 2008 based on the rate of 19%**
Exchange rate differences	3 701	(3 701)	-	-
Interest	6	(3)	-	**3**
Allowances for impairment of receivables	14 344	(5 801)	-	**8 543**
Short-term accruals for wages	53 684	(4 674)	-	**49 010**
Employee benefits (holidays)	3 014	495	-	**3 509**
Provision for decommissioning of mines and other facilities	104 564	12 738	-	**117 302**
Measurement of forward transactions	61 383	(23 233)	-	**38 150**
Re-measurement of hedging instruments	9 817	(8 158)	(119)	**1 540**
Depreciation differences	10 862	1 745	-	**12 607**
Liabilities due to future employee benefits	174 665	24 641	-	**199 306**
Unpaid wages with surcharges	51 815	(3 585)	-	**48 230**
Other	21 264	(243)	-	**21 021**
Total	**509 119**	**(9 779)**	**(119)**	**499 221**

(amounts in tables in thousand PLN, unless otherwise stated)

18. Deferred tax – changes (continuation)

Deferred tax liabilities prior to offsetting

	At 1 January 2007 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	**At 31 December 2007 based on the rate of 19%**
Exchange rate differences	9 147	(7 502)	-	**1 645**
Interest	782	2 222	-	**3 004**
Measurement of forward transactions	46 445	(36 889)	-	**9 556**
Depreciation differences	289 892	31 442	-	**321 334**
Measurement of available-for-sale financial assets	1 887	-	(1 083)	**804**
Other	2 633	9 362	-	**11 995**
Total	**350 786**	**(1 365)**	**(1 083)**	**348 338**

	At 1 January 2008 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	**At 31 December 2008 based on the rate of 19%**
Exchange rate differences	1 645	(1 645)	-	-
Interest	3 004	(1 797)	-	**1 207**
Measurement of forward transactions	9 556	49 942	-	**59 498**
Re-measurement of hedging instruments	-	-	119 338	**119 338**
Depreciation differences	321 334	26 687	-	**348 021**
Measurement of available-for-sale financial assets	804	-	1 539	**2 343**
Other	11 995	(11 665)	-	**330**
Total	**348 338**	**61 522**	**120 877**	**530 737**

(amounts in tables in thousand PLN, unless otherwise stated)

19. Employee benefits

Changes in future employee benefits

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent
Present value of obligations - at 1 January 2007	**879 756**	**237 412**	**172 201**	**470 143**
Interest costs	**41 242**	11 091	8 144	22 007
Current service cost	**32 872**	13 650	9 434	9 788
Benefits paid	**(70 297)**	(30 186)	(16 713)	(23 398)
Actuarial losses	**46 683**	11 241	6 905	28 537
Present value of obligations - at 31 December 2007	**930 256**	**243 208**	**179 971**	**507 077**
Past service cost unrecognised at the balance sheet date	**(10 961)**	-	(10 961)	-
Carrying amount of liabilities - at 31 December 2007	**919 295**	**243 208**	**169 010**	**507 077**
of which:				
Carrying amount of non-current liabilities	**853 096**	216 515	153 330	483 251
Carrying amount of current liabilities	**66 199**	26 693	15 680	23 826

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent
Present value of obligations - at 1 January 2008	**930 256**	**243 208**	**179 971**	**507 077**
Interest costs	**51 104**	13 284	10 066	27 754
Current service cost	**34 660**	14 106	9 950	10 604
Benefits paid	**(71 486)**	(31 564)	(13 824)	(26 098)
Actuarial (gains)/losses	**113 727**	3 266	(5 272)	115 733
Present value of obligations - at 31 December 2008	**1 058 261**	**242 300**	**180 891**	**635 070**
Past service cost unrecognised at the balance sheet date	**(9 275)**	-	(9 275)	-
Carrying amount of liabilities - at 31 December 2008	**1 048 986**	**242 300**	**171 616**	**635 070**
of which:				
Carrying amount of non-current liabilities	**975 697**	214 775	155 704	605 218
Carrying amount of current liabilities	**73 289**	27 525	15 912	29 852

(amounts in tables in thousand PLN, unless otherwise stated)

19. Employee benefits (continuation)

At	Present value of employee benefits
31 December 2008	1 048 986
31 December 2007	919 295
31 December 2006	867 109
31 December 2005	831 352
31 December 2004	727 011

Total costs recognised in the income statement due to future employee benefits

	For the period	
Total costs recognised in the income statement	**from 1 January 2008 to 31 Decemeber 2008**	**from 1 January 2007 to 31 December 2007**
Current service cost	34 660	32 872
Interest costs	51 104	41 242
Actuarial gains	113 727	46 683
Past service cost	1 687	1 686
	201 178	**122 483**

Changes in actuarial gains/losses are caused by a change in assumptions relating to the increase in the discount rate, increases in coal prices and increases in wages.

For purposes of re-measuring the provision at the end of the current period, the Company assumed parameters based on available forecasts of inflation, an analysis of increases in coal prices and in the lowest wage, and also based on the anticipated profitability of highly-liquid securities.

Main actuarial assumptions:	**2009**	**2010**	**2011**	**2012 and beyond**
- discount rate	6.00%	5.60%	5.50%	5.50%
- rate of increase in coal prices	13.00%	3.50%	3.50%	3.50%
- rate of increase in the lowest wage	0.00%	4.50%	4.50%	4.50%
- expected inflation	4.50%	3.50%	3.50%	3.50%
- future expected increase in wages	4.50%	4.50%	4.50%	4.50%

(amounts in tables in thousand PLN, unless otherwise stated)

20. Provisions for other liabilities and charges

	Note	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007		**524 560**	**459 254**	**5 287**	**15 372**	**44 647**
Provisions recognised		**27 117**	-	-	352	26 765
Changes in provisions arising from updating of estimates		**81 382**	82 847	-	-	(1 465)
Changes in provisions due to unwinding of discount	26	**26 302**	24 922	226	-	1 154
Utilisation of provisions		**(13 615)**	(3 839)	(142)	(149)	(9 485)
Release of provisions		**(1 234)**	(226)	(561)	(356)	(91)
Transfer to Mine Closure Fund		**(12 647)**	(12 647)	-	-	-
Provisions at 31 December 2007		**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
of which:						
Non-current provisions		**556 589**	**527 623**	**4 272**	**-**	**24 694**
Current provisions		**75 276**	**22 688**	**538**	**15 219**	**36 831**

	Note	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008		**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
Provisions recognised		**5 235**	124	754	2 713	1 644
Changes in provisions arising from updating of estimates		**42 767**	39 469	(22)	-	3 320
Changes in provisions due to unwinding of discount	26	**38 091**	37 289	217	-	585
Utilisation of provisions		**(44 021)**	(9 687)	-	(1 163)	(33 171)
Release of provisions		**(12 205)**	(230)	(38)	(11 937)	-
Transfer to Mine Closure Fund		**(14 351)**	(14 351)	-	-	-
Other		**(12 591)**	-	-	-	(12 591)
Provisions at 31 December 2008		**634 790**	**602 925**	**5 721**	**4 832**	**21 312**
of which:						
Non-current provisions		**591 320**	**574 224**	**2 467**		**14 629**
Current provisions		**43 470**	**28 701**	**3 254**	**4 832**	**6 683**

(amounts in tables in thousand PLN, unless otherwise stated)

20. Provisions for other liabilities and charges (continuation)

As at 31 December 2008 the most significant item of provisions for other liabilities is the **provision for the costs of future decommissioning (liquidation) of mines and other technological facilities** with the carrying value of PLN 602 925 thousand (as at 31 December 2007: PLN 550 311 thousand), created in accordance with the methodology defined in the International Financial Reporting Standards.
Decommissioning schedule and estimates of decommissioning costs have been worked on since the beginning of 2001 by the Company's subsidiary, KGHM Cuprum Sp. z o.o. CBR. Revaluations of the basic decommissioning costs originally calculated in 2001 are made periodically based on the changes of price index for the construction-assembly industry, which are published by the Main Statistical Office, taking into account movements in tangible fixed assets. The exception to the above are mine shafts. In 2006, costs of shafts liquidation were revalued due to completion of the document called "Study of the project of liquidation of the P-III and P-IV mine shafts in the Polkowice Wschodnie Region and the project of excavation of deposits located in the safety pillars of those shafts - Stage III. 1. The project of liquidation of the P-III shaft, 2. The project of liquidation of the P-IV shaft" prepared by Cuprum and securing positive opinions for those projects of the Commission for Water, Waste Management and Mine Closure- Related Threats operating by the Main Mine Office - Resolution No. 2/2007 dated 6 September 2007. Detailed information included in technical projects developed for the P-III and P-IV shafts in the Polkowice Wschodnie Region provided the basis for verification of forecasts concerning costs of liquidation of other shafts in KGHM Polska Miedź S.A.
Subsequent revaluations have been made if significant economic events occurred which could have impact on the amount of the provision. The 2007 revaluation related mainly to the decommissioning schedule and was due to adoption by the Ministry of Natural Environment in January 2007 certain additions to the projects relating to ore deposits management at KGHM Polska Miedź S.A., which were underlying mining activities of the Company. These amended projects assume that ore excavation will continue until the year 2040.

The largest facility earmarked for decommissioning (restoration), which at the same time accounts for the largest share in the costs of decommissioning of all technological facilities, is the "Żelazny Most" tailings pond, together with the hydro-transportation network and cubage hydro-technical facilities. The "Żelazny Most" tailings pond is a hydro-technical facility, formed from a raised earthen embankment on lowered terrain. At the same time, it serves as the central water management facility. The area and type of this tailings pond requires (apart from restoration activities carried out on a regular basis in the form of shaping of the slope of the reservoir using biological coat) several stages of site restoration and development. This is also due to the main underlying assumption that the "Żelazny Most" tailings pond will be operational until the last working day of mines and enrichment plants. During the final stage of operating this tailings pond, transfer to the method of centralised waste dump from the currently used circumferential one would be required in order to fill in the reservoir and create the coarse-grained layer for restoration of the inside of the tailings pond. After the "Żelazny Most" tailings pond has ceased being operational, during the course of mine liquidation, the discharge of mine waters will be carried out excepting this tailings pond. According to the current plan, preparatory works for the tailings pond liquidation and its partial restoration will commence in 2025 and will last until 2037. In 2038, the main stage of the tailings pond liquidation will commence and is expected to be completed in 2047. In the meantime, i.e. from the year 2025 to 2040, pipelines and accompanying cubage hydro-technical facilities will be decommissioned. The decommissioning will be carried out by way of dismantling, scrap recovery and utilisation of concrete elements, which, after crumbling, will be used as foundation for hardening. As regards the surface of the "Żelazny Most" tailings pond, application of the non-soil restoration method was adopted as possible and reasonable solution. It is planned that trees will be planted on the whole area of waste storage yard as it is done for protective greenery, after prior preparation of the surface of the tailings pond. It is also assumed that selected types of grass and mixes thereof will be used for land restoration purposes, together with mineral additives to improve the ground, as well as special techniques of cultivation and fertilization. The above site restoration method is comparable to those used in the EU countries. KGHM CUPRUM Sp. z o.o. CBR, in cooperation with the Natural Science University in Wrocław, are currently conducting research work in respect of this issue. The decommissioning project assumes a 10-year monitoring period for the facility.

The Company's method of estimating the required decommissioning provision is based on the prudence concept. The amount of the provision recognised in the balance sheet is the equivalent of the estimated costs of future decommissioning of individual facilities discounted to their present value. The amount of the provision is revalued at the end of each quarter by applying in the discounting model the ratios described in Note 3.2.
The balance of the decommissioning provision is adjusted for the amount transferred to the mine closure fund, which has been created based on article 26c of the act dated 27 July 2001 amending the act - Geological and Mining Law, Journal of Laws No. 110, item 1190, and calculated in accordance with principles set forth in the Decree of the Minister of Economy dated 24 June 2002 concerning detailed principles for creation and functioning of mine closure funds, i.e. 3% of the amount of depreciation of mines' fixed assets for each year. Cash transfers made to the Mine Closure Fund are invested by the Company in secure short-term securities or short-term deposits. Income from these investments increases the Fund's balance and the Company does not charge any fee for this cash management.

It is expected that decommissioning costs will be incurred by the year 2047. The provision was estimated based on the currently used technology for decommissioning of mining facilities and using the current prices and the discount rate as in the model for provisions for future employee benefits (Note 19).

(amounts in tables in thousand PLN, unless otherwise stated)

20. Provisions for other liabilities and charges (continuation)

Provisions for the facilities with the highest share in the provision for decommissioning costs of mines and other facilities at 31 December 2008

Division	Facility	
ZH	"Żelazny Most" tailings pond	118 755
ZWR	ZWR Rudna Ore Enrichment Plant	55 889
ZH	Other waste storage areas	46 859
ZWR	ZWR Polkowice Ore Enrichment Plant	46 036
ZGR	Central part of Rudna Mine (shafts: RI, RII, RV)	44 006
ZWR	ZWR Lubin Ore Enrichment Plant	36 253
ZH	Pipelines and technological facilities	28 627
ZGR	Western part of Rudna Mine (shafts: RIII, RIV, RX)	25 867
ZGL	R6 - Central (shafts: LI, LII)	20 245
ZGL	R1 – Western – Central (LIV,LV)	17 061

Provisions for the facilities with the highest share in the provision for decommissioning costs of mines and other facilities at 31 December 2007

Division	Facility	
ZH	"Żelazny Most" tailings pond	90 692
ZWR	ZWR Rudna Ore Enrichment Plant	50 239
ZH	Other waste storage areas	43 758
ZWR	ZWR Polkowice Ore Enrichment Plant	41 517
ZGR	Central part of Rudna Mine (shafts: RI, RII, RV)	39 630
ZWR	ZWR Lubin Ore Enrichment Plant	32 641
ZH	Pipelines and technological facilities	26 146
ZGR	Western part of Rudna Mine (shafts: RIII, RIV, RX)	23 295
ZGPS	Eastern part of Polkowice Mine (shafts: PIII, PIV)	20 616
ZGL	R6 - Central (shafts: LI, LII)	18 262

Provisions for disputed issues and court proceedings represent a less significant item of provisions. They are mainly relating to:
- asserting copyright in the amount of PLN 2 982 thousand for the use of an invention (as at 31 December 2007 in the amount of PLN 2 982 thousand),
- a non-legally binding verdict of the Court of Appeals in Wrocław in favour of PPHiU Legwro, which is demanding compensation from KGHM Polska Miedź S.A. in the amount of PLN 1 837 thousand.

(amounts in tables in thousand PLN, unless otherwise stated)

21. Sales

Net revenues from the sale of products, goods for resale and materials (by type of activity)

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Copper, precious metals, smelter by-products	11 138 367	12 018 673
Salt	19 983	18 347
Services	50 885	54 285
Other goods	10 962	12 206
Goods for resale	43 232	42 560
Wastes and production materials	39 071	33 391
Other materials	413	3 651
Total	**11 302 913**	**12 183 113**

Net revenues from the sale of products, goods for resale and materials (by destination)

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
domestic	**3 430 643**	**4 602 148**
Copper, precious metals, smelter by-products	3 268 572	4 436 554
Salt	19 983	18 347
Services	48 410	54 285
Other goods	10 962	12 206
Goods for resale	43 232	43 714
Wastes and production materials	39 071	33 391
Other materials	413	3 651
export	**7 872 270**	**7 580 965**
Copper, precious metals, smelter by-products	7 869 795	7 582 119
Services	2 475	-
Goods for resale and materials	-	(1 154)
Total	**11 302 913**	**12 183 113**

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Average copper price on LME (USD/t)	6 952	7 126
Average exchange rate (USD/PLN) per NBP	2.41	2.77

(amounts in tables in thousand PLN, unless otherwise stated)

22. Costs by type

	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Depreciation of property, plant and equipment and amortisation of intangible assets	4,5	481 376	418 551
Employee benefit costs	23	2 455 203	2 344 124
Materials and energy consumption		3 446 981	3 291 929
External services		1 034 444	884 436
Taxes and charges		278 017	268 129
Advertising costs and representation expenses		20 481	37 029
Property and personal insurance		8 871	9 835
Research and development costs not capitalised in intangible assets		4 883	4 982
Other costs, of which:		**72 371**	**(5 619)**
Write-down of inventories	11	62 172	1 388
Allowance for impairment of receivables	27.3	35	60
Impairment loss on property, plant and equipment, intangible assets	4,5	328	2 945
Reversal of write-down of inventories	11	(1 077)	(602)
Reversal of allowance for impairment of receivables	27.3	(3)	(14 159)
Reversal of impairment loss on property, plant and equipment, intangible assets		(67)	-
Losses from the disposal of financial instruments	27.3	1 608	1 142
Other operating costs		9 375	3 607
Total costs by type		**7 802 627**	**7 253 396**
Cost of goods for resale and materials sold (+)		80 266	76 848
Change in inventories of finished goods and work in progress (+/-)		114 896	16 416
Cost of manufacturing products for internal use (-)		(87 252)	(43 295)
Total cost of sales, selling and administrative costs		**7 910 537**	**7 303 365**

23. Employee benefit costs

	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Remuneration	1 738 947	1 710 595
Costs of social security and other benefits	586 564	581 343
Costs of future benefits (provisions) due to retirement benefits, jubilee awards and similar employee benefits	129 692	52 186
Employee benefit costs	**2 455 203**	**2 344 124**

(amounts in tables in thousand PLN, unless otherwise stated)

24. Other operating income

	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Income and gains from financial instruments classified under other operating activities, resulting from:		937 416	1 191 951
Interest on financial instruments	27.3	112 839	107 479
Gains from the disposal of financial instruments	27.3	14 795	26 111
Measurement and realisation of derivative instruments	27.3	672 624	1 058 325
Reversal of allowance for impairment of financial receivables	27.3	5	36
Foreign exchange gains - financial	27.3	137 153	-
Gains from disposal of shares in associates		7 233	-
Non-financial interest		10 549	13 215
Reversal of allowance for impairment of non-financial receivables		5 250	-
Foreign exchange losses - non-financial		(14 990)	-
Dividends received		237 174	270 363
Release of unused provisions		17 513	6 351
Penalties and compensation received		6 126	6 124
Excess payments of property tax		179	11 210
Government grants and other donations received		1 309	2 792
Surpluses identified in tangible current assets and cash and cash equivalents		7 160	7 149
Other operating income/gains		9 873	7 207
Total other operating income		**1 224 792**	**1 516 362**

25. Other operating costs

	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Costs and losses on financial instruments classified under other operating activities, resulting from:		887 399	1 536 974
Measurement and realisation of derivative instruments	27.3	884 625	1 371 472
Interest on overdue financial liabilities	27.3	199	-
Foreign exchange losses	27.3	-	165 451
Allowances for impairment of other financial receivables	27.3	20	51
Losses on measurement of non-current liabilities	27.3	2 555	-
Impairment losses on shares in a subsidiary		75 057	24 208
Allowances for impairment of other non-financial receivables		170	42 556
Impairment losses on intangible assets not yet available for use		29	765
Losses on the sale of intangible assets		77	734
Losses on the sale of property, plant and equipment		9 354	15 104
Impairment losses on assets under construction		2 947	-
Donations granted		10 636	8 847
Interest on overdue non-financial liabilities		1 784	5 715
Provisions for:		15 459	48 766
Decommissioning of mines		5 824	21 157
Property tax and interest on property tax		1 335	10 624
Disputed issues, pending court proceedings		2 713	352
Other		5 587	16 633
Penalties and compensation paid		1 442	2 498
Non-returnable additional payments to capital of subsidiaries		-	13 971
Non-culpable shortages in tangible current assets, cash and losses from fortuitous events		1 102	1 249
Effects of tax audit decisions		639	-
Other operating costs/losses		14 709	12 689
Total other operating costs		**1 020 804**	**1 714 076**

(amounts in tables in thousand PLN, unless otherwise stated)

26. Net finance costs

	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Interest expense:	27.3	2 337	1 483
On loans		656	787
Due to finance leases		1 681	696
Net foreign exchange (gains)/losses on borrowings	27.3	1 810	(1 281)
Changes in the value of liabilities due to unwinding of discount, due to:		38 588	26 302
Measurement of financial liabilities	27.3	497	-
Measurement of provisions for decommissioning of mines	20	37 289	24 922
Measurement of other provisions	20	802	1 380
Total net finance costs		**42 735**	**26 504**

(amounts in tables in thousand PLN, unless otherwise stated)

27. Financial instruments

27.1 Carrying amount

At 31 December 2008

Classes of financial instruments	**Note**	Available-for-sale financial assets	Held-to-maturity investments	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	**Total**
Debt securities										**-**
Shares	7	9 770								**9 770**
Shares and participation units in investment funds	7	11 264								**11 264**
Trade receivables (net)	10				498 545					**498 545**
Cash and cash equivalents and deposits up to 3 months	12, 8		59 545		1 793 580					**1 853 125**
Other financial assets (net)	10				428 861					**428 861**
Derivatives - Currency	9								62 326	**62 326**
Derivatives - Commodity contracts - Metals	9					(3 771)			655 271	**651 500**
Trade payables	16						(705 868)			**(705 868)**
Loans	17						(7 012)			**(7 012)**
Other financial liabilities	16, 17						(65 959)	(17 281)		**(83 240)**
		21 034	**59 545**	-	**2 720 986**	**(3 771)**	**(778 839)**	**(17 281)**	**717 597**	**2 719 271**

(amounts in tables in thousand PLN, unless otherwise stated)

27. Financial instruments

27.1 Carrying amount

At 31 December 2007

Classes of financial instruments	Note	Available-for-sale financial assets	Held-to-maturity investments	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	**Total**
Debt securities	12				79 002					**79 002**
Shares	7	22 270								**22 270**
Shares and participation units in investment funds	7	10 665								**10 665**
Trade receivables (net)	10				539 813					**539 813**
Cash and cash equivalents and deposits up to 3 months	12, 8		43 893		2 455 993					**2 499 886**
Other financial assets (net)	10				109 687					**109 687**
Derivatives - Commodity contracts - Metals	9			16 456		(16 458)			97 419	**97 417**
Trade payables	16						(565 655)			**(565 655)**
Loans	17						(13 022)			**(13 022)**
Other financial liabilities	16, 17						(83 508)	(45 518)		**(129 026)**
		32 935	**43 893**	**16 456**	**3 184 495**	**(16 458)**	**(662 185)**	**(45 518)**	**97 419**	**2 651 037**

(amounts in tables in thousand PLN, unless otherwise stated)

27. Financial instruments (continuation)

27.2 Fair values

Classes of financial instruments	Note	At 31 December 2008 Carrying amount 31.1	At 31 December 2008 Fair Value	At 31 December 2007 Carrying amount 31.1	At 31 December 2007 Fair Value
Debt securities	12	-	-	79 002	79 002
Shares	7	9 770	9 770	22 270	22 270
Shares and participation units in investment funds	7	11 264	11 264	10 665	10 665
Trade receivables (net)	10	498 545	498 545	539 813	539 813
Cash and cash equivalents and deposits up to 3 months	8, 12	1 853 125	1 853 370	2 499 886	2 499 969
Other financial assets (net)	10	428 861	428 861	109 687	109 687
Derivatives – Currency, of which:	9	62 326	62 326	-	-
Assets		62 326	62 326	-	-
Derivatives - Commodity contracts - Metals, of which:	9	651 500	651 500	97 417	97 417
Assets		655 271	655 271	114 839	114 839
Liabilities		(3 771)	(3 771)	(17 422)	(17 422)
Trade payables	16	(705 868)	(705 868)	(565 655)	(565 655)
Loans	17	(7 012)	(7 012)	(13 022)	(13 022)
Other financial liabilities	16,17	(83 240)	(83 240)	(129 026)	(129 026)

The methods and assumptions used for measuring the fair value of specific financial instruments are presented in notes 2.2.4.4 Fair value, 3. Important estimates and assumptions.

The Company is unable to reliably measure the fair value of shares held in companies which are not listed on active markets, classified as available-for-sale financial assets. As a result they are disclosed in the balance sheet at cost less impairment.

(amounts in tables in thousand PLN, unless otherwise stated)

27. Financial instruments (continuation)

27.3 Items of income, costs, gains and losses recognised in the income statement for the period by categories of financial instruments

For the period from 1 January 2008 to 31 December 2008	**Note**	Financial assets/ liabilities measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Other financial liabilities		Hedging instruments	**Total financial instruments**
						Financial liabilities measured at amortised cost	Financial liabilities due to factoring and liabilities out of the scope of IAS 39		
Interest income/(expense)	**24,25, 26**	-	-	-	112 839	(855)	(1 681)	-	110 303
Exchange gains/(losses)	**25, 26**	-	-	-	160 071	(22 888)	(1 840)	-	135 343
Losses on measurement of financial liabilities	**25, 26**	-	-	-	-	(3 052)	-	-	(3 052)
Impairment allowances	**22, 25**	-	-	-	(55)	-	-	-	(55)
Reversal of impairment allowances	**22, 24**	-	-	-	8	-	-	-	8
Adjustment to sales due to hedging transactions	**28**	-	-	-	-	-	-	579 991	579 991
Profit from disposal of financial instruments	**22, 24**	-	2 683	-	10 504	-	-	-	13 187
Gains on measurement and realisation of derivative instruments	**24**	672 624	-	-	-	-	-	-	672 624
Losses on measurement and realisation of derivative instruments	**25**	(884 625)	-	-	-	-	-	-	(884 625)
Total net gain/(loss)		**(212 001)**	**2 683**	**-**	**283 367**	**(26 795)**	**(3 521)**	**579 991**	**623 724**

For the period from 1 January 2007 to 31 December 2007	**Note**	Financial assets measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Other financial liabilities		Hedging instruments	**Total financial instruments**
						Financial liabilities measured at amortised cost	Financial liabilities due to factoring and liabilities out of the scope of IAS 39		
Interest income/(expense)	**24, 25, 26**	-	-	303	107 176	(787)	(696)	-	105 996
Exchange gains/(losses)	**25, 26**	-	(892)	-	(126 346)	(38 213)	1 281	-	(164 170)
Impairment allowances	**22, 25**	-	-	-	(111)	-	-	-	(111)
Reversal of impairment allowances	**22, 24**	-	-	-	14 195	-	-	-	14 195
Adjustment to sales due to hedging transactions	**28**	-	-	-	-	-	-	(435 533)	(435 533)
Profit from disposal of financial instruments	**22, 24**	-	18 802	354	5 813	-	-	-	24 969
Gains on measurement and realisation of derivative instruments	**24**	1 058 325	-	-	-	-	-	-	1 058 325
Losses on measurement and realisation of derivative instruments	**25**	(1 371 472)	-	-	-	-	-	-	(1 371 472)
Total net gain/(loss)		**(313 147)**	**17 910**	**657**	**727**	**(39 000)**	**585**	**(435 533)**	**(767 801)**

(amounts in tables in thousand PLN, unless otherwise stated)

27. Financial instruments (continuation)

27.4 Transfers not qualified for de-recognition

KGHM Polska Miedź S.A. does not own financial assets whose transfer does not qualify for derecognition.

27.5 Situations concerning financial instruments which did not occur in the Company

The following business events and situations, which are required to be disclosed, did not occur in the Company in the periods ended 31 December 2008 and 31 December 2007:

- as at balance sheet date, the Company did not designate a financial instrument to be measured at fair value through profit or loss (IFRS 7, par. 9, 10, 11),
- the Company did not reclassify a financial asset in a way which would result in a change of the method of measurement (IFRS 7, par. 12),
- the Company does not hold any collateral established on either category of assets which would improve crediting terms (IFRS 7, par. 15),
- the Company has not issued an instrument that contains both a liability and an equity component (IFRS 7, par. 17),
- the Company did not breach any contractual provisions (IFRS 7, par. 18),
- the Company invests assets accumulated in a separate bank account kept for the Mine Closure Fund, but does not receive any fee due to those fiduciary activities (IFRS 7, par. 20.c.ii),
- the Company did not recognise any interest income on impaired financial assets (IFRS 7, par. 20.d),
- the Company did not identify any forecast transaction for which hedge accounting had previously been used but which is no longer expected to occur (IFRS 7, par. 23.b),
- the Company did not make use of any hedging transactions which would subsequently result in the recognition of a non-financial asset or liability (IFRS 7, par. 23.e),
- the Company did not use fair value hedges or hedges of net investments in foreign operations (IFRS 7, par. 24 a, 24.c),
- the Company did not purchase any financial assets at a price different from their fair value (IFRS 7, par. 28).

28. Financial risk management

The Company is exposed to risk in each area of its activities. Understanding those risks and the principles of their management allows the Company to better meet its objectives.

Financial risk management includes the processes of risk identification, measurement and determination of appropriate methods to deal with those risks.
The Company is predominantly exposed to the following classes of financial risk:

- Market risks
  - Risk of changes in commodity prices (Commodity Risk),
  - Risk of changes in foreign exchange rates (Currency Risk),
  - Risk of changes in interest rates (Interest Rate Risk),
- Liquidity risk,
- Credit risk.

An appropriate policy, organisational structure and procedures support the financial risk management process.

28.1 Market risk

28.1.1. Principles of market risk management

The Company declares active approach to managing its market risk exposure. The objectives of market risk management are:

- To limit fluctuations in profit before tax,
- To increase the probability of meeting budget assumptions,
- To maintain healthy financial condition,
- To support the process of undertaking strategic decisions relating to investing activity, with particular attention to sources of capital for this activity.

All the market risk management objectives should be considered as a whole, while their realisation is dependant primarily upon the internal situation and market conditions.

The Company applies an integrated approach to market risk management. This means a comprehensive approach to the whole spectrum of identified market risks, rather than to each of them individually. For example, hedging transactions on the commodity market are related to contracts entered into on the currency market, as hedging prices of metals directly impacts the probability of achieving planned revenues from sales, which in turn represent hedged item for transactions dealt on the currency market. As a result, the Company has significantly greater flexibility in building hedging strategies.

The Company applies a consistent and step-by-step approach to market risk management. Over time consecutive hedging strategies are implemented, embracing an increasing share of production and sales revenues as well as extended time horizon. Consequently, the hedging of the Company is possible against unexpected plunges in both copper and silver prices as well as rapid appreciation of the PLN versus the USD. Thanks to this approach, it is also possible to avoid engaging significant volumes or notionals at a single price level.

The Company continuously monitors metal and currency markets, which are the basis for decisions on implementing hedging strategies. The Company applies hedge accounting to hedge the risk of changes of cash flows due to commodity and currency risk.

28.1.2. Techniques for market risk management

The primary technique for market risk management is the use of hedging strategies involving derivative instruments. Apart from this, natural hedging is also used.

All of the potential hedging strategies and the selection of those preferred reflect the following factors: current and forecasted market conditions, the internal situation of the Company, suitability of instruments to be applied and the cost of hedging. In order to mitigate market risk, derivative instruments are primarily used. The Company transacts only these derivative instruments for which it has the ability to assess their value internally, using standard pricing models appropriate for a particular type of derivative, and which can be traded without significant loss of value with a counterparty other than the one with whom the transaction was initially entered into. In evaluating the market value of a given instrument, the Company relies on information obtained from particular market leading banks, brokers and information services.

(amounts in tables in thousand PLN, unless otherwise stated)

28. Financial risk management (continuation)

28.1 Market risk (continuation)

28.1.2. Techniques for market risk management (continuation)

It is permitted to use the following types of instruments:

- Swaps,
- Forwards and futures,
- Options,
- Structures combining the above instruments.

The instruments applied may be, therefore, either of standard parameters (publicly traded instruments) or non-standardised parameters (over-the-counter instruments).

28.1.3. Hedge effectiveness requirement

Hedging transactions can be entered into only if there is an appropriate instrument traded in a liquid market with a quoted reference price. Prior to the transaction the Company is required to confirm and document the existence of strong negative correlation between changes in value of the reference instrument and changes in value of actually-hedged exposure. Hedge effectiveness is subject to constant evaluation and monitoring.

28.1.4. Measurement of market risk

The Company quantifies and describes its market risk exposure using a consistent and comprehensive measure.

Market risk management is supported by simulations (such as scenario analysis, stress-tests, backtests) and calculated risk measures. The risk measures being used are mainly based on mathematical and statistical modelling, which uses historical and current market data concerning risk factors and takes into consideration the current exposure of the Company to market risk.

Since 2007 the Company has been using "Earnings at Risk" as one of the risk measures employed in market risk management. This measure indicates the lowest possible level of pre-tax profit for a selected level of confidence (for example, with 95% confidence the pre-tax profit for a given year will be not lower than...). The EaR methodology enables the calculation of pre-tax profit incorporating the impact of changes in market prices of copper, silver and foreign exchange rates in the context of budgeted results.

However, due to the fact that none risk measure possesses the ability to completely reflect the reality, mainly because of underlying assumptions concerning market factors, it is customary to employ quantitative models merely as a tool supporting decision making process and a source of additional information. Such models are not the only basis for decision making in the market risk management process.

28.1.5. Restrictions on entering into hedging transactions

Due to the risk of unexpected production cutback (for example because of "force majeure") or failure to achieve planned foreign currency revenues, which could lead to overhedging of actual market risk exposure, the Company has set a limit for the volume of production or the amount of sales revenues for a given period that may be hedged, at a level of up to 80%. The maximum time horizon within which the Company makes decisions concerning hedging of market risk is set up in accordance with technical and economic planning process, and amounts to 5 years. However, it must be emphasised that regardless of the tool used to measure market risks, the results of such measurement for long time horizons (especially above 2 years) may be subject to significant uncertainty, and therefore are treated as estimates.

28.1.6. Market risk exposure

28.1.6.1. Commodity risk

The Company is exposed to the risk of changes in market prices of copper, silver and gold. The industry standard is that the price formulas used in physical delivery contracts are based on average monthly quotations from the London Metal Exchange for copper and from the London Bullion Market for silver and gold. The Company's commercial policy is to set the price base for physical delivery contracts as the average price of the month of dispatch (this is a typical price base, being in line with global industry standards). As a result the Company is exposed to the risk of decline in metals prices from the moment of entering into a sale contract until the moment of setting the contractual average metal price.

28. Financial risk management (continuation)

28.1 Market risk (continuation)

28.1.6. Market risk exposure (continuation)

28.1.6.1. Commodity risk(continuation)

In a situation where a non-standard formula is used to set the sales price, the Company may enter into transactions (so-called adjustment hedge transactions) which changes the price base agreed with the customer to the average price of the month of dispatch. These transactions lead to a harmonisation of the base price applied to physical sales of products, and therefore harmonisation of the exposure to the risk of fluctuations in metals prices.
Due to the fact that the Company utilises in the production process materials purchased from external sources containing various metals, part of the sales is hedged naturally. Therefore, the analysis of the Company's exposure to the market risk should be performed on a net basis, i.e. by deducting the volume of metals contained in materials purchased from external sources, from the volume of sales.
Exposure of the Company to commodity risk in the financial period is presented below:

	For the period			
	from 1 January 2008 to 31 December 2008		from 1 January 2007 to 31 December 2007	
	Sales	Purchases	Sales	Purchases
Copper ['000 tonnes]	537	107	527	93
Silver [tonnes]	1 175	17	1 177	30

Sensitivity of the Company's financial instruments to commodity risk at the balance sheet date is presented in note 28.1.10 Sensitivity analysis of exposure to market risk.

28.1.6.2. Currency risk

The Company is exposed to the risk of changes in currency rates, as it is generally accepted on commodities markets that physical contracts are either concluded or denominated in USD. The base (functional) currency for the Company however is the PLN. As a result, the Company receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the trade contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, the Company is also exposed to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN.

Moreover, the Company is exposed to the risk of changes in currency rates due to the fact of drawing loans and incurring other liabilities (for example from the import of goods and services) which are denominated in currencies other than the USD.

Sensitivity of the Company's financial instruments to the currency risk at the balance sheet date is presented in note 28.1.10 Sensitivity analysis of exposure to market risk.

28.1.6.3. Interest rate risk

The Company is exposed to interest rate risk resulting from fixed interest rate loans and borrowings, investments in bonds or bank deposits.

As at 31 December 2008 the Company had liabilities amounting to PLN 7 012 thousand due to loans based on fixed interest rates.

The Company has granted, within Group, a floating rate loan with reference rate based on variable interest rates LIBOR 1M and WIBOR 1M. This exposes the Company to the risk of changes in cash flows resulting from changes in the reference interest rate. As at 31 December 2008 the balance of the loan granted amounted to PLN 9 323 thousand.

At the balance sheet date the Company had no instruments hedging against interest rate risk.

28.1.7. Hedging exposure to market risk

In 2008 copper price hedging strategies represented approx. 35% (in 2007: 25%) of the sales of this metal realised by the Company. With respect to silver sales this figure amounted to approx. 32% (in 2007: 6%). In the case of currency market, hedged revenues from sales represented approx. 11% (in 2007: 10%) of total revenues from sales realised by the Company.

In 2008 the Company implemented copper price hedging strategies with a total volume of 99 thousand tonnes and a maturity falling in the fourth quarter of 2008 and the first half of 2009. The Company made use of options. In addition, during this period the Company implemented adjustment hedge strategies with a total volume of 24.8 thousand tonnes and a maturity falling in 2008 and 2009. In the case of the silver market, during the analysed period no strategies were implemented to hedge the price of this metal.

(amounts in tables in thousand PLN, unless otherwise stated)

28. Financial risk management (continuation)

28.1 Market risk (continuation)

28.1.7. Hedging exposure to market risk (continuation)

In 2008 adjustment hedge transactions were implemented on the silver market for a total volume of 643 thousand troz and a maturity falling in January 2008.

In the case of the forward currency market, in 2008 the Company implemented strategies hedging the USD/PLN rate for an amount of USD 1 374 million and a time horizon falling in the fourth quarter of 2008 and in 2009. The Company made use of options. During the analysed period there were no adjustment hedge transactions implemented on the currency market.

The Company remains hedged for a portion of copper sales planned in the first half of 2009 (63 thousand t), for a portion of silver sales planned in 2009 (9.6 million troz). With respect to revenues from sales (currency market) the Company holds a hedged position in 2009 of USD 924 million.

28.1.8. Impact of derivatives on the Company's balance sheet

As at 31 December 2008, the fair value of open positions in derivative instruments amounted to PLN 713 826 thousand, of which PLN 717 597 thousand relate to financial assets and PLN 3 771 thousand relate to financial liabilities.

Derivative instruments whose date of settlement was 5 January 2009 were measured at fair value and accounted for in trade and other receivables as receivables due to unsettled derivative instruments, or in trade and other liabilities as liabilities due to unsettled derivative instruments.

The fair value of receivables/ liabilities due to unsettled derivative instruments, with a settlement date 5 January 2009 is as follows:

- PLN 287 146 thousand presented as other financial receivables (Note 10),
- PLN 35 395 thousand presented as other financial liabilities (Note 16).

Other information concerning derivatives is presented in Note 9 Derivative instruments and in Note 27.2 Fair value.

28.1.9. Impact of derivatives on the Company's profit or loss and equity

In 2008, the result on derivative instruments amounted to PLN 367 990 thousand. The effective portion of the change in the fair value of hedging instruments that was transferred from equity to sales for the period amounted to PLN 579 991 thousand. Other operating costs arising from the measurement of derivative instruments amounted to PLN 112 426 thousand and from the realisation of derivative instruments, PLN 99 575 thousand. Adjustment to other operating costs arising from the measurement of derivative instruments results mainly from changes of the time value of options, which will be settled in the future periods. Due to the hedge accounting principles applied by the Company, the change in the time value of options is not recognised in the revaluation reserve.

The impact of derivative instruments on the profit or loss of the current and comparable periods is presented below:

	For the period	
	from 1 January 2008 to 31 December 2008	from 1 January 2007 to 31 December 2007
Impact on sales	**579 991**	**(435 533)**
Impact on other operating costs	**(212 001)**	**(313 147)**
Losses from realisation of derivative instruments	(99 575)	(47 165)
Losses from measurement of derivative instruments	(112 426)	(265 982)
Total impact of derivative instruments on profit or loss:	**367 990**	**(748 680)**

The value of adjustment to the other operating cost for 2008 due to the ineffective portion of cash flow hedges amounted to PLN 205 487 thousand (in 2007: PLN 179 995 thousand), of which PLN 107 924 thousand is a loss on measurement of hedging instruments (in 2007: PLN 154 964 thousand) and PLN 97 563 thousand is a loss on the realisation of the ineffective portion of hedging instruments (in 2007: PLN 25 031 thousand).

(amounts in tables in thousand PLN, unless otherwise stated)

28. Financial risk management (continuation)

28.1 Market risk (continuation)

28.1.9. Impact of derivatives on the Company's profit or loss and equity (continuation)

The Company accounts for cash flow hedging instruments according to the principles presented in note 2.2.4.7 of "Main accounting policies". Those principles require recognition in equity of the effective portion of the change in the fair value of hedging transactions during the period in which these transactions are designated as a hedge of future cash flows. The amounts accumulated in equity are subsequently transferred to profit or loss in the period in which the hedged transaction is settled.

The effectiveness of hedging instruments used by the Company during the period is evaluated and measured by comparing the changes in the forward prices of hedged items with the changes in the prices of forward contracts or the changes in the intrinsic value of options, as appropriate.

The tables below present the balances and movements in equity resulting from the transfer of effective portion of the gain or loss from changes in the fair value of derivative instruments designated as hedging instruments in cash flow hedges:

AMOUNTS RECOGNISED IN EQUITY	**At**	
	31 December 2008	**31 December 2007**
Revaluation reserve - commodity price risk hedging transactions (copper and silver) - derivatives	**627 757**	**(964)**
Revaluation reserve – currency risk hedging transactions – foreign currency loans	**-**	**10 859**
Total revaluation reserve from hedging instruments in cash flow hedges (excluding the deferred tax effect)	**627 757**	**9 895**

Gains or (losses) on hedging instruments in cash flow hedges recognised directly in equity	**For the period from 1 January 2008 to 31 December 2008**	**from 1 January 2007 to 31 December 2007**
Cumulative gain or loss arising from changes in the fair value of hedging instruments in cash flow hedges at the beginning of the period	**9 895**	**(557 528)**
Amounts recognised in equity in the reporting period in respect of hedging transactions	1 197 853	131 890
Amounts transferred from equity to the income statement in the financial period	(579 991)	435 533
Cumulative gain or loss arising from changes in the fair value of hedging instruments in cash flow hedges at the end of the period (excluding the deferred tax effect)	**627 757**	**9 895**

28. Financial risk management (continuation)

28.1 Market risk (continuation)

28.1.10. Sensitivity analysis of exposure to market risk

In accordance with the market risk management policy, the Company identifies the following major market risks to which it is exposed:

- Commodity Risk,
- Currency Risk,
- Interest Rate Risk.

Currently the Company is mainly exposed to the risk of changes in copper and silver prices and changes in the USD/PLN and EUR/PLN currency exchange rates.

For sensitivity analysis of commodity risk factors (copper and silver) the mean reverting Schwartz model (the geometrical Ornstein-Uhlenbeck process) is used, while the Black-Scholes model (the geometrical Brownian motion) is used for the USD/PLN and EUR/PLN exchange rates. Quantiles from the model at the levels of 5% and 95% have been used as potential changes in a half-year time horizon. Commodity models have been calibrated to historical prices adjusted for the effects of the PPI inflation index in the USA, while currency models have been calibrated to the current structure of forward interest rates.

Potential changes in prices and currency rates have been presented in terms of percentages of the prices and currency rates used in the fair value measurement of financial instruments at the balance sheet date. Following is a sensitivity analysis for each significant type of market risk to which the Company was exposed at the balance sheet date, showing what the impact would be on the profit for the period and equity of potential changes in specific risk factors divided by classes of financial assets and financial liabilities.

In analysing the sensitivity of the item "Derivatives - Currency" and "Derivatives - Commodity contracts" it should be noted that the Company holds a position in derivative instruments hedging future cash flows from the sale of copper and silver. It should also be noted that the Company is exposed to risk in respect of the planned volume of copper and silver sales from its own production, adjusted by its position in hedging instruments.

Currency structure of financial instruments exposed to market risk at 31 December 2008

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK Currency structure		
	['000 PLN]	['000 USD]	['000 EUR]
Shares and participation units in investment funds	11 264	3 803	-
Trade receivables (net)	218 428	62 912	7 693
Cash and cash equivalents and deposits up to 3 months	507 925	153 943	12 457
Other financial assets (net)	353 897	119 011	338
Derivatives - Currency	62 326	lack of data	lack of data
Derivatives – Commodity contracts - Metals	651 500	219 968	-
Trade payables	(90 288)	(14 539)	(11 319)
Other financial liabilities	(42 381)	(2 805)	(8 167)

28. Financial risk management (continuation)
28.1 Market risk (continuation)
28.1.10. Sensitivity analysis of exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 31 DECEMBER 2008

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	31.12.2008 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			3.96		2.11		5.09		3.35		5 298		1 685		19.54		6.00	
			+34%		- 29%		+22%		- 20%		+83%		- 42%		+81%		-44%	
	['000 PLN]	['000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Shares and participation units in investment funds	11 264	11 264	3 084		(2 637)													
Trade receivables (net)	218 428	498 545	51 020		(43 631)		5 702		(5 139)									
Cash and cash equivalents and deposits up to 3 months	507 925	1 853 125	124 844		(106 763)		9 234		(8 323)									
Other financial assets (net)	353 897	428 861	96 515		(82 537)		251		(226)									
Derivatives - Currency	62 326	62 326	(45 157)	-	20 683	216 981												
Derivatives – Commodity contracts - Metals	651 500	651 500	6 297	171 887	(5 385)	(146 993)					56 489	(380 994)	(3 346)	195 213	(17 984)	(27 547)	(23 836)	110 461
Trade payables	(90 288)	(705 868)	(11 791)		10 083		(8 390)		7 562									
Other financial liabilities	(42 381)	(83 240)	(2 274)		1 945		(6 053)		5 456									
IMPACT ON PROFIT & LOSS ACCOUNT			222 538		(208 242)		744		(670)		56 489		(3 346)		(17 984)		(23 836)	
IMPACT ON EQUITY				171 887		69 988						(380 994)		195 213		(27 547)		110 461

28. Financial risk management (continuation)
28.1 Market risk (continuation)
28.1.10. Sensitivity analysis of exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 31 DECEMBER 2007

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	31.12.2007 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			2.91 +19%		2.06 - 15%		3.96 +11%		3.31 - 8%		9 376 +41%		3 748 - 44%		18.57 +26%		8.54 -42%	
	['000 PLN]	['000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Shares and participation units in investment funds	10 665	10 665	1 680		(1 327)													
Trade receivables (net)	216 530	539 813	22 219		(17 551)		6 450		(4 700)									
Cash and cash equivalents and deposits up to 3 months	1 124 085	2 499 886	62 944		(49 720)		61 900		(45 106)									
Other financial assets (net)	16 518	109 687	2 321		(1 834)		152		(111)									
Derivatives – Commodity contracts Metals	97 417	97 417	15 499	(152)	(12 243)	120					(55 188)	7 331	(66 735)	567 002	(12 789)	-	(11 055)	128 457
Trade payables	(14 738)	(565 655)	(1 075)		849		(676)		493									
Other financial liabilities	(21 406)	(129 026)	(736)		581		(1 430)		1 042									
IMPACT ON PROFIT & LOSS ACCOUNT			102 852		(81 245)		66 396		(48 382)		(55 188)		(66 735)		(12 789)		(11 055)	
IMPACT ON EQUITY				(152)		120						7 331		567 002		-		128 4[illegible]

(amounts in tables in thousand PLN, unless otherwise indicated)

28. Financial risk management (continuation)

28.2. Liquidity risk and capital management

The Company is exposed to financial liquidity risk, where financial liquidity is understood as the ability to settle its liabilities within given timeframes. The fact that the activities are financed using external sources (loans, borrowings, buyer's credit) increases the risk of loosing liquidity in the future.

The Company must have permanent access to financial markets, and is therefore exposed to the risk of loosing the ability to acquire new financing, as well as to refinance its current debt. This risk is primarily dependent on market conditions and on the evaluation of the creditworthiness of the Company.

The Company decides about the choice of investments and maturities of those investments taking into account the maturities of its liabilities.

Due to positive cash flows from operating activities and significant amount of cash balances in the Company, in 2008, as well as in 2007, the Company barely used external sources of financing.

Liquidity analysis for financial liabilities as at 31 December 2008

	Contractual maturities from the balance sheet date					Total (without discounting)	Carrying amount
Financial liabilities	**Up to 3 months**	**3-12 months**	**1-3 years**	**3-5 years**	**Over 5 years**		
Trade payables	691 853	3 106	9 640	1 008	504	**706 111**	**705 868**
Loans, including bank loans	57	4 150	3 059	-	-	**7 266**	**7 012**
Derivatives - Commodity contracts (metals)	-	3 771	-	-	-	**3 771**	**3 771**
Other financial liabilities	51 718	4 718	11 032	9 454	10 911	**87 833**	**83 240**
Total financial liabilities by maturity	**743 628**	**15 745**	**23 731**	**10 462**	**11 415**	**804 981**	

Liquidity analysis for financial liabilities as at 31 December 2007

	Contractual maturities from the balance sheet date					Total (without discounting)	Carrying amount
Financial liabilities	**Up to 3 months**	**3-12 months**	**1-3 years**	**3-5 years**	**Over 5 years**		
Trade payables	560 590	371	3 364	865	865	**566 055**	**565 655**
Loans, including bank loans	146	6 288	7 267	-	-	**13 701**	**13 022**
Derivatives - Commodity contracts (metals)	-	964	-	-	-	**964**	**17 422**
Other financial liabilities	88 117	27 651	5 301	5 301	5 301	**131 671**	**129 026**
Total financial liabilities by maturity	**648 853**	**35 274**	**15 932**	**6 166**	**6 166**	**712 391**	

The values presented in Liquidity analysis in respect of financial liabilities arising from derivatives are their intrinsic values, excluding the effects of discounting.

KGHM Polska Miedź S.A. manages its capital in order to maintain the capacity to continue its operations, including the realisation of planned investments, in a manner enabling it to generate returns for the shareholders and benefits to other stakeholders.

In accordance with a market practice, the Company monitors its capital, among others based on the *equity ratio* and the *ratio of Debt/EBITDA*. The *equity ratio* is calculated as the relation of net tangible assets (equity

(amounts in tables in thousand PLN, unless otherwise stated)

28. Financial risk management (continuation)

28.2. Liquidity risk and capital management (continuation)

less intangible assets) to total assets. The ratio of *Debt/EBITDA* is calculated as the relation of borrowings and finance lease liabilities to EBITDA (EBITDA is operating profit plus depreciation and amortisation). In order to maintain financial liquidity and the capacity to acquire external financing at a reasonable cost, the Company assumes that the *equity ratio* shall be maintained at a level of not less than 0.5, and the *ratio of Debt/EBITDA* at a level of up to 2.0.

The above ratios at 31 December 2008 and 31 December 2007 are presented below:

	At	
	31 December 2008	**31 December 2007**
Equity	10 591 292	8 965 949
Less: intangible assets	80 904	74 830
Net tangible assets	10 510 388	8 891 119
Total assets	13 900 564	12 423 630
Equity ratio	**0.76**	**0.72**
Operating profit	3 596 364	4 682 034
Plus: depreciation/amortisation	481 376	418 551
EBITDA	4 077 740	5 100 585
Borrowings and finance lease liabilities	24 293	28 931
Ratio of Debt/EBITDA	**0.006**	**0.006**

Due to the low level of debt of the Company as at 31 December 2008, the *ratio of Debt/EBITDA* was at a safe level and amounted to 0.006.

Meanwhile the equity ratio was above the assumed minimum level and amounted to 0.76 at 31 December 2008. The increase in this ratio at 31 December 2008 versus the level at 31 December 2007 results from the fact that net tangible assets increased by 18%.

In 2008 and 2007 there were no external capital requirements imposed on the Company.

28.3. Credit risk

Credit risk is defined as the risk that counterparties will not be able to meet their contractual obligations. Exposure to credit risk is related to three main areas:

- The creditworthiness of the customers with whom physical sale transactions are undertaken,
- The creditworthiness of the financial institutions (banks/brokers) with whom, or through whom, hedging transactions are undertaken,
- The creditworthiness of the entities in which investments are made, or whose securities are purchased.

Financial instruments for which credit risk exposure with different characteristics from those mentioned above arises, are as follows:

- Cash and cash equivalents and deposits,
- Derivative instruments,
- Trade receivables,
- Loans granted,
- Debt securities and participation units in investment funds,
- Guaranties granted.

28.3.1. Credit risk related to cash and cash equivalents and bank deposits

All entities with which deposit transactions are entered into operate in the financial sector. These are mainly banks registered in Poland or operating in Poland as branches of foreign banks, which belong to European and American financial institutions with the highest[1] (75% of deposits) and medium-high[2] credit ratings (25% of

[1] By highest rating is meant a rating from AAA to AA- as determined by Standard & Poor's and Fitch, and from Aaa to Aa3 as determined by Moodys.
[2] By medium-high rating is meant a rating from A+ to A- as determined by Standard & Poor's and Fitch, and from A1 to A3 as determined by Moodys.

(amounts in tables in thousand PLN, unless otherwise stated)

28. Financial risk management (continuation)

28.3. Credit risk (continuation)

28.3.1. Credit risk related to cash and cash equivalents and deposits (continuation)

deposits), appropriate level of equity and strong, stable market position. The maximum exposure of the Company to a single bank in respect of cash and cash equivalents amounts to 24% as at 31 December 2008.

Given the above as well as the short-term nature of those investments, the Company estimates credit risk associated with cash and cash equivalents and deposits as low.

28.3.2. Credit risk related to derivative transactions

All entities with which derivative transactions are entered into operate in the financial sector. These are financial institutions (mainly banks), with the highest[1] (27.8%), medium - high[2] (55.6%) or medium[3] (16.7%) credit ratings. The maximum exposure of the Company to a single entity in respect of derivative instruments amounts to 17.9 %.

Fair value of derivative instruments at 31 December 2008 amounted to[4]:

PLN 965 577 thousand (positive balance on the measurement of derivative instruments), of which:
PLN 39 166 thousand represent financial liabilities,
PLN 1 004 743 thousand represent financial assets.

Due to geographical and institutional diversification of creditors and cooperation with financial institutions having a high credit rating, the Company is not materially exposed to credit risk due to derivatives.

The Company has entered into framework agreements on the net settlement of hedging transactions in order to reduce cash flows and the credit risk to the level of positive fair value of hedging transactions with the given counterparty.

28.3.3. Credit risk related to trade and other financial receivables

The Company has been cooperating for many years with a number of geographically diversified clients. Vast majority of sales goes to the EU countries, including Poland.

Geographical concentration of credit risk for trade receivables arising from sales of copper and silver:

	At					
	31 December 2008			31 December 2007		
	Poland	EU (excl. Poland)	Other Countries	Poland	EU (excl. Poland)	Other Countries
Trade receivables	52.2 %	35.5 %	12.3 %	53.7 %	30.5 %	15.8 %

[1] By highest rating is meant a rating from AAA to AA- as determined by Standard & Poor's and Fitch, and from Aaa to Aa3 as determined by Moodys.
[2] By medium-high rating is meant a rating from A+ to A- as determined by Standard & Poor's and Fitch, and from A1 to A3 as determined by Moodys.
[3] By medium rating is meant a rating from BBB+ to BBB- as determined by Standard & Poor's and Fitch, and from Baa1 to Baa3 as determined by Moodys.
[4] The measurement of transactions also includes the measurement of both open positions as well as transactions which were settled on 5 January 2009, which were recognised in the Company's balance sheet under other financial receivables (Note 10) and other financial payables (Note 16).

(amounts in tables in thousand PLN, unless otherwise stated)

28. Financial risk management (continuation)

28.3. Credit risk (continuation)

28.3.3. Credit risk related to trade and other receivables (continuation)

The Company makes the majority of its sales transactions based on prepayments. The Company monitors the creditworthiness of all its customers on an on-going basis, in particular those to whom the buyer's credit has been granted. Buyer's credit is only provided to proven, long-term customers, while sales of products to new customers are always 100% secured. The Company has secured the majority of its receivables by promissory notes[1], frozen funds on bank accounts, registered pledge[2], bank guarantees and documentary collection. In addition, the majority of contracts where customers are provided with a buyer's credit contain an ownership rights reservation clause confirmed by a date certain[3].

The total value of the Company's trade receivables as at 31 December 2008, excluding the fair value of collaterals, in respect of which the Company may be exposed to credit risk, amounts to PLN 475 723 thousand (at 31 December 2007: PLN 539 812 thousand). The decrease in the level of receivables compared to the end of 2007 mainly results from decreased sales in the 4th quarter of 2008 compared to the 4th quarter of 2007 (lower metal price).

The concentration of credit risk in the Company results from the fact that key clients are allowed extended terms of payment. Consequently, at 31 December 2008 the balance of receivables from 7 of the Company's largest clients, calculated as a percentage of trade receivables at the balance sheet date, represents 82% of the balance of trade receivables (at 31 December 2007: 65%). Despite this concentration of receivables from key clients (most of whom operate in the European Union), the Company believes that, given the available historical data as well as long-lasting history of cooperation and used hedging, the level of credit risk is low.

Due to lack of data, the risk related to derivative transactions entered into by customers is not reflected in the measurement of credit risk.

28.3.4. Credit risk related to loans granted

The Company granted a loan to subsidiaries and a related entity. Due to the fact that the financial situation and the financial results of Group companies are closely monitored, the Company estimates that the level of credit risk related to the granted loans is low.

28.3.5. Credit risk related to investments in debt securities and participation units in investment funds

The Company invested its free cash resources in corporate bonds issued or guaranteed by companies granted an investment rating by the respectable international rating agencies (Standard&Poor's, Moody's, Fitch). The Company has also purchased participation units in money market investment funds.

Given the above as well as the short-term nature of the investments, the Company estimates that the level of credit risk for the above investments is low.

---

[1] In order to speed up any potential collection of receivables, each promissory note is accompanied by a notarial enforcement declaration.
[2] At the balance sheet date the Company held pledges on aggregate tangible assets or rights representing an organisational whole, whose elements (variable) are recognised in a customer's trade accounts.
[3] A trade contract clause officially certified by a notary means that the ownership of goods is transferred to the buyer only upon payment, regardless of their physical delivery.

(amounts in tables in thousand PLN, unless otherwise stated)

28. Financial risk management (continuation)

28.3. Credit risk (continuation)

28.3.6. Other information related to credit risk

Aging analysis of financial assets overdue as at balance sheet date, for which no impairment loss has been recognised

	At 31 December 2008					
	Value	**Up to 1 month**	**From 1 to 3 months**	**From 3 to 6 months**	**From 6 to 12 months**	**Over 1 year**
Trade receivables	**24 270**	20 887	3 348	31	1	3
Other receivables	**525**	214	277	33	1	-

	At 31 December 2007					
	Value	**Up to 1 month**	**From 1 to 3 months**	**From 3 to 6 months**	**From 6 to 12 months**	**Over 1 year**
Trade receivables	**25 127**	23 932	1 166	24	3	2
Other receivables	**229**	135	71	20	2	1

Except for trade receivables and other financial receivables, no other classes of financial instruments were identified as overdue but not impaired at the balance sheet date.

Changes in allowances for impairment of financial assets - category loans and financial receivables - are presented in the tables below:

Allowances for impairment of loans and financial receivables

a) trade receivables (category: loans and financial receivables)

		For the period	
	Note	**from 1 January 2008 to 31 December 2008**	**from 1 January 2007 to 31 December 2007**
Impairment allowance at the beginning of the period	**10**	**18 062**	**35 706**
Impairment allowance recognised in profit or loss		35	21
Impairment allowance reversed through profit or loss		(3)	(14 174)
Revaluation of impairment allowance on foreign exchange differences		3 796	(2 956)
Impairment allowance utilised during the period		-	(510)
Reversal of impairment allowance on costs of legal proceedings		-	(25)
Impairment allowance at the end of the period	**10**	**21 890**	**18 062**

b) other financial assets (category: loans and financial receivables)

		For the period	
	Note	**from 1 January 2008 to 31 December 2008**	**from 1 January 2007 to 31 December 2007**
Impairment allowance at the beginning of the period	**10**	**2 777**	**3 092**
Impairment allowance recognised in profit or loss		20	90
Impairment allowance reversed through profit or loss		(5)	(21)
Revaluation of impairment allowance on foreign exchange differences		5	(16)
Impairment allowance utilised during the period		(246)	(370)
Impairment allowance on costs of legal proceedings		-	2
Reversal of impairment allowance on costs of legal proceedings		(33)	-
Impairment allowance at the end of the period	**10**	**2 518**	**2 777**

29. Income tax

Income tax	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Current income tax		576 428	836 641
Deferred income tax	18	71 301	12 799
Adjustments to current income tax from prior periods		(14 478)	7 264
Total		**633 251**	**856 704**

	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Profit before tax	3 553 629	4 655 530
Tax calculated at tax rates in force	675 190	884 551
Not taxable income	(111 015)	(186 798)
Expenses not deductible for tax purposes	83 554	151 687
Adjustments to current income tax from prior periods	(14 478)	7 264
Income tax expense	**633 251**	**856 704**

The applicable income tax rate was 19% (2007: 19%). The effective interest rate was 17.82% (2007: 18.4%).

30. Earnings per share

Basic earnings/diluted earnings	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Profit (loss) for the period	2 920 378	3 798 826
Weighted average number of ordinary shares ('000)	200 000	200 000
Basic/diluted earnings per share (PLN/share)	14.60	18.99

There are no dilutive ordinary shares.

(amounts in tables in thousand PLN, unless otherwise stated)

31. Dividend paid and proposed for payment

In accordance with Resolution No. 5/2008 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 26 June 2008 regarding the appropriation of Company profit for financial year 2007 and setting of the right to dividend date and dividend payment date, the amount of PLN 1 800 000 thousand, representing PLN 9.00 per share, was allocated as a shareholders dividend from profit for financial year 2007.
The right to dividend date was set at 18 July 2008, and dividend payment date at 7 August 2008.
All shares of KGHM Polska Miedź S.A. are ordinary shares.

32. Notes to the cash flow statement

Cash generated from operating activities

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Income tax from the income statement	633 251	856 704
Depreciation/amortisation	481 376	418 551
Losses on sales of property, plant and equipment and intangible assets	9 431	15 838
Gains on sales of available-for-sale financial assets and held-to-maturity investments	(2 683)	(19 156)
Gains on sales of shares in subsidiaries and of investments in associates	(7 233)	-
Impairment loss on property, plant and equipment, intangible assets, shares in subsidiaries	78 293	27 918
Interest and share in profits (dividends)	(235 194)	(269 255)
Foreign exchange (gains)/losses	(18 206)	42 848
Change in provisions	94 767	94 640
Change in derivative instruments	1 453	139 903
Other adjustments	(4 166)	(6 470)
Changes in working capital:	**(362 190)**	**269 428**
Inventories	156 685	34 784
Trade and other receivables	(493 721)	475 696
Trade and other payables	(25 154)	(241 052)
Cash generated from operating activities	**668 899**	**1 570 949**

Proceeds from sales of property, plant and equipment and intangible assets

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Net carrying amount of sold property, plant and equipment and intangible assets and costs related to disposal	16 902	24 216
Losses on sales of property, plant and equipment and intangible assets	(9 431)	(15 838)
Change in receivables due to sales	(24)	-
Proceeds from sales of property, plant and equipment and intangible assets	**7 447**	**8 378**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Related party transactions

State Treasury Companies (Companies list as at 30 June 2008) meet the definition of related entities. Turnover and balances with these entities have been reflected in the disclosures presented in this note.

	For the period from 1 January 2008 to 31 December 2008		
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Other transactions**
To subsidiaries	1 345 203	49 821	5 300
To associates	168	117	8 560
To State Treasury Companies	18 346	6	14
Total sales to related entities	**1 363 717**	**49 944**	**13 874**

KGHM Polska Miedź S.A. received dividends from subsidiaries in the amount of PLN 54 087 thousand (from 1 January 2007 to 31 December 2007: PLN 4 895 thousand) and dividends from associates in the amount of PLN 182 860 thousand (from 1 January 2007 to 31 December 2007: PLN 265 072 thousand).

During the period from 1 January to 31 December 2008, no sales of property, plant and equipment, intangible assets and investment property to related entities of the Group were reported.

Significant sales to State Treasury Companies during the period from 1 January 2008 to 31 December 2008:

1. Fabryka Przewodów Energetycznych S.A.	13 571
2. Huta Będzin S.A.	4 595
3. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	79
4. Kopalnie Surowców Skalnych S.A.	50

(amounts in tables in thousand PLN, unless otherwise stated)

33. Related party transactions (continuation)

	For the period from 1 January 2007 to 31 December 2007		
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Other transactions**
To subsidiaries	1 655 640	49 222	2 658
To associates	222	185	18
To State Treasury Companies	18 759	-	304
Total sales to related entities	**1 674 621**	**49 407**	**2 980**

During the period from 1 January to 31 December 2007, no sales of property, plant and equipment, intangible assets and investment property to related entities of the Group were reported.

Significant sales to State Treasury Companies during the period from 1 January 2007 to 31 December 2007:

1.	Fabryka Przewodów Energetycznych S.A.	11 232
2.	Huta Będzin S.A.	7 411
3.	EnergiaPro S.A.	304
4.	Telewizja Polska S.A.	88

	For the period from 1 January 2008 to 31 December 2008			
Purchases from related entities	**Purchase of services**	**Purchase of goods for resale and materials**	**Purchase of property, plant and equipment, intangible assets, investment property**	**Other transactions**
From subsidiaries	565 180	1 936 382	446 024	74 792
From associates	1 929	3 437	16	-
From State Treasury Companies	611 919	62 999	6 697	25
Total purchases from related entities	**1 179 028**	**2 002 818**	**452 737**	**74 817**

Significant purchases from State Treasury Companies during the period from 1 January to 31 December 2008:

1.	EnergiaPro S.A.	547 667
2.	Polskie Górnictwo Naftowe S.A	91 894

(amounts in tables in thousand PLN, unless otherwise stated)

33. Related party transactions (continuation)

	For the period from 1 January 2007 to 31 December 2007			
Purchases from related entities	**Purchase of services**	**Purchase of goods for resale and materials**	**Purchase of property, plant and equipment, intangible assets, investment property**	**Other transactions**
From subsidiaries	558 204	1 751 432	346 279	39 690
From associates	1 756	6 134	-	-
From State Treasury Companies	543 057	33 947	2 989	-
Total purchases from related entities	**1 103 017**	**1 791 513**	**349 268**	**39 690**

Significant purchases from State Treasury Companies during the period from 1 January to 31 December 2007:

1. EnergiaPro S.A.	479 812
2. Polskie Górnictwo Naftowe i Gazownictwo S.A.	84 944
3. Nitroerg S.A.	9 444
4. Zakłady Koksownicze WAŁBRZYCH S.A.	1 586

(amounts in tables in thousand PLN, unless otherwise stated)

33. Related party transactions (continuation)

Remuneration of the Management Board in 2008

	Period when function served in 2008	Wages	Annual bonus, sector bonuses	Earnings from subsidiaries and associates	Benefits due to termination of employment relationship	Retirement rights	Benefits, other earnings	Total earnings in 2008
Members of the Management Board as at 31 December 2008								
Mirosław Krutin	23.04-31.12.2008	346	47	141	-	-	55	589
Maciej Tybura	23.04-31.12.2008	282	38	63	-	-	59	442
Herbert Wirth	23.04-31.12.2008	282	38	91	-	-	50	461
Dismissed Members of the Management Board *								
Krzysztof Skóra	01.01-17.01.2008	293	126	74	600	-	56	1 149
Maksymilian Bylicki	-	171	79	-	460	-	45	755
Marek Fusiński	01.01-23.04.2008	342	139	51	448	-	65	1 045
Stanisław Kot	01.01-23.04.2008	342	170	32	448	198	26	1 216
Ireneusz Reszczyński	01.01-23.04.2008	342	139	56	448	-	34	1 019
Dariusz Kaśków	01.01-17.01.2008	239	-	-	293	-	7	539
Total		**2 639**	**776**	**508**	**2 697**	**198**	**397**	**7 215**

** the item „Wages" includes wages during the termination period*

Remuneration of the Management Board in 2007

	Period when function served in 2007	Wages	Annual bonus, sector bonuses	Earnings from subsidiaries and associates	Benefits due to termination of employment relationship	Retirement rights	Benefits, other earnings	Total earnings in 2007
Members of the Management Board as at 31 December 2007								
Krzysztof Skóra	01.01-31.12.2007	448	212	231	-	-	58	949
Marek Fusiński	01.01-31.12.2007	364	172	151		-	88	775
Stanisław Kot	01.01-31.12.2007	364	149	49		-	35	597
Ireneusz Reszczyński	01.01-31.12.2007	364	215	143		-	30	752
Dariusz Kaśków	06.11-31.12.2007	59	2	-		-	37	98
Dismissed Members of the Management Board *								
Maksymilian Bylicki	01.01-06.11.2007	364	172	323		-	90	949
Wiktor Błądek	-	-	10	-	83	-	-	93
Mirosław Biliński	-	-	37	-	-	-	-	37
Andrzej Krug	-	-	-	-	75	-	-	75
Robert Nowak	-	-	23	-	65	-	-	88
Sławomir Pakulski	-	-	-	-	55	-	-	55
Jarosław Andrzej Szczepek	-	-	-	-	75	-	-	75
Marek Szczerbiak	-	-	-	-	88	-	-	88
Total		**1 963**	**992**	**897**	**441**	**-**	**338**	**4 631**

** the item „Wages" includes wages during the termination period*

Remuneration of the Supervisory Board in 2008

	Period when function served in 2008	Wages for the period when function served in the Supervisory Board	Earnings from other contracts	Earnings from subsidiaries and associates	Total earnings in 2008
Marcin Dyl	14.02-31.12.2008	77	-	-	77
Arkadiusz Kawecki	14.02-31.12.2008	77	-	-	77
Jacek Kuciński	14.02-31.12.2008	87	-	-	87
Marek Panfil	14.02-31.12.2008	75	-	-	75
Marek Trawiński	14.02-31.12.2008	97	-	58	155
Marzenna Weresa	14.02-31.12.2008	75	-	-	75
Leszek Jakubów	01.01-14.02.2008	19	-	-	19
Stanisław Potycz	01.01-14.02.2008	14	-	-	14
Anna Mańk	01.01-14.02.2008	11	-	-	11
Remigiusz Nowakowski	01.01-14.02.2008	10	-	-	10
Marcin Ślęzak	01.01-13.02.2008	10	-	-	10
Jerzy Żyżyński	01.01-14.02.2008	15	-	-	15
Józef Czyczerski	01.01-31.12.2008	86	96	-	182
Leszek Hajdacki	01.01-31.12.2008	87	162	-	249
Ryszard Kurek	01.01-31.12.2008	89	134	-	223
Total		**829**	**392**	**58**	**1 279**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Related party transactions (continuation)

Remuneration of the Supervisory Board in 2007

	Period when function served in 2007	Wages for the period when function served in the Supervisory Board	Earnings from other contracts	Earnings from subsidiaries and associates	Total earnings in 2007
Adam Glapiński	11.04-10.07.2007	21	-	-	21
Adam Łaganowski	01.01-18.10.2007	61	-	-	61
Anna Mańk	11.04-31.12.2007	49	-	-	49
Stanisław Potycz	01.01-31.12.2007	76	-	-	76
Jan Sulmicki	01.01-11.04.2007	20	-	-	20
Marcin Ślęzak	01.01-31.12.2007	69	-	-	69
Jerzy Żyżyński	01.01-31.12.2007	69	-	-	69
Leszek Jakubów	18.10-31.12.2007	17	-	-	17
Remigiusz Nowakowski	18.10-31.12.2007	14	-	-	14
Józef Czyczerski	01.01-31.12.2007	69	71	-	140
Leszek Hajdacki	01.01-31.12.2007	69	167	-	236
Ryszard Kurek	01.01-31.12.2007	69	169	-	238
Total		**603**	**407**	**-**	**1 010**

Trade receivables from related entities	At 31 December 2008	31 December 2007
From subsidiaries	181 538	190 975
From associates	26	50
From State Treasury Companies	369	1 695
Total receivables from related entities	**181 933**	**192 720**

Significant receivables due to sales transactions with State Treasury Companies at 31 December 2008:

1. Huta Będzin S.A.	329
2. Powszechny Zakład Ubezpieczeń	14
3. Nitroerg S.A.	12

(amounts in tables in thousand PLN, unless otherwise stated)

33. Related party transactions (continuation)

Allowances for impairment of trade receivables from related entities

	For the period	
	from 1 January 2008 to 31 December 2008	from 1 January 2007 to 31 December 2007
Impairment allowance at the beginning of the period	**17 852**	**35 014**
Impairment allowance recognised in profit or loss for the period	-	67
Impairment allowance reversed through profit or loss for the period		(13 990)
Impairment allowances utilised during the period	(244)	(267)
Reversal of impairment allowance on costs of legal proceedings	(33)	-
Revaluation of impairment allowance due to foreign exchange differences	3 801	(2 972)
Impairment allowance at the end of the period	**21 376**	**17 852**

	At	
Trade payables towards related entities	**31 December 2008**	**31 December 2007**
Towards subsidiaries	232 723	292 769
Towards associates	327	761
Towards State Treasury Companies	63 889	56 170
Total payables towards related entities	**296 939**	**349 700**

Significant payables due to purchases from State Treasury Companies at 31 December 2008:

1. EnergiaPro S.A.	56 615
2. Polskie Górnictwo Naftowe	2 881

	At	
	31 December 2008	**31 December 2007**
No-cost guarantees granted to related entities	**2 169**	**5 532**

(amounts in tables in thousand PLN, unless otherwise stated)

34. Remuneration of Auditor

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Ernst & Young Audit Sp. z o.o.	**1 206**	**1 088**
Due to contract for the review and audit of financial statements	1 068	978
- audit of annual financial statements	687	597
- review of financial statements	381	381
Due to other contracts	138	110
Other services of companies of the Ernst & Young Group in Poland	**1 485**	**525**
Of which due to tax consultancy	1 002	525

35. Off-balance sheet liabilities due to operating leases

Total value of future minimum payments due to non-rescindable contractual periods for operating leases and rental contracts

	At	
	31 December 2008	**31 December 2007**
Up to one year	6 424	5 288
From one to five years	10 724	11 041
Over five years	4 247	6 173
Total:	**21 395**	**22 502**

	For the period	
Lease payments recognised in profit or loss	**from 1 January 2008 to 31 December 2008**	**from 1 January 2007 to 31 December 2007**
Value of minimum lease payments	**7 605**	**6 616**

36. Contingent items and other off-balance sheet items

	At	
	31 December 2008	**31 December 2007**
Contingent receivables	**9 858**	**122 972**
Contested State Budget issues	9 216	122 395
Guarantees received	435	577
Other receivables	207	-
Off-balance sheet receivables	**25 195**	**25 195**
Inventions, implementation of projects	25 195	25 195
Contingent liabilities	**31 002**	**675 886**
Guarantees granted	7 170	12 811
Agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	-	641 731
Disputed issues, pending court proceedings	14 185	7 483
Contingent penalties	1 627	3 838
Preventive safety measures in respect of mine-related damages	8 000	10 000
Other	20	23
Off-balance sheet liabilities	**465 264**	**451 189**
Due to implementation of projects and inventions	61 706	55 588
Operating leases	21 395	22 502
Payments due to perpetual usufruct of land	382 163	373 099

* The contingent agreement for the sale of shares in Polkomtel S.A. was realised on 18 December 2008.

The value of contingent assets items is based on estimates.

Contested State Budget issues

In 2008 legal regulations related to taxes have not been significantly changed as compared to prior year. Despite some stabilisation of tax court and administrations judgments, tax interpretations issued by tax office – through implemented duty of issuing individual interpretations regarding tax law problems by the Ministry of Finance, there are still areas of uncertainty and disputes. Issues regarding qualification of expenses deductible for tax purposes and determination of a tax base are and still may have caused the tax risk for entities pursuing economic activity.

Tax bodies, operating within their assigned spheres of competence, are authorised to conduct audits and to examine records relating to business transactions accounted for in financial accounts within a period of 5 years from the end of the fiscal year for which a tax return was made and a financial result was calculated. Given the lack of consistent interpretation, KGHM Polska Miedź S.A. may be charged with additional taxation as well as interest.

In the opinion of the Management Board of the Company, there are no existing circumstances which would indicate the possibility of the arising of significant tax liabilities.

Contingent receivables due to contested State Budget issues in administrative courts regarding taxes amounted at the balance sheet date to PLN 9 216 thousand, of which the most significant relate to income taxes:

	PLN '000
Personal income tax for year 2000	1 702
Corporate income tax (lump-sum) for year 2003	1 914
Corporate income tax for year 2002	2 496

Contingent receivables regarding contested issues on property tax on underground mining facilities amounts to PLN 2 454 thousand (as at 31 December 2007: PLN 119 628 thousand).

Due to the review of a constitutional complaint by the Constitutional Tribunal, filed on 14 July 2006 by KGHM Polska Miedź S.A., with respect to the property tax on underground mining facilities and the buildings and equipment located within these facilities for previous years, the Constitutional Tribunal on 8 April 2008 issued a Decision in which it cancelled proceedings due to the inadmissibility of issuing a decree. The Company, disagreeing with this decision, on 26 May 2008 filed a complaint with the Constitutional Tribunal against this decision. The basis for filing this complaint was mainly the official position of the Minister of the State Treasury contained in a letter dated 25 March 2008, in which the State Treasury stated that it does not have a decisive

(amounts in tables in thousand PLN, unless otherwise stated)

36. Contingent items and other off-balance sheet items (continuation)

impact on KGHM Polska Miedź S.A. as understood by the act on the transparency of financial relations between public bodies and public companies, which means that the Company is not in the category of public entities. Therefore the Company is entitled, as is every other economic entity, to such rights as constitutional protection and the right of access to proceedings before the Constitutional Tribunal.

The Company withdrew complaints from administrative courts respecting the property tax on underground mining facilities for the years 2003-2007, as a result of which there was a significant decrease in the above-mentioned contingent receivables respecting property tax.
The decision of the Constitutional Tribunal does not have financial consequences for KGHM Polska Miedź S.A. due to the fact that the Company continually regulates its liabilities respecting property tax due to decisions issued by tax bodies.
However, the Company submitted a petition to the Office for Citizens' Rights asking the office to submit a petition to the Constitutional Tribunal on examining the constitutionality of the law on local taxation and fees.

37. Government grants

The balance of government grants recognised in deferred income at 31 December 2008 amounted to PLN 272 thousand (at 31 December 2007: PLN 384 thousand).

These are monetary grants for carrying out the target project "New materials-related solutions for discharge systems used in metallurgic equipment" and realisation of the project "Modernisation of the local furnace ventilation system in the Metallurgy Department".
The Company makes use of preferential interest loans granted by the Environmental Protection and Water Management Fund (*Fundusz Ochrony Środowiska i Gospodarki Wodnej*). Government assistance is also received in the form of the subsidising of employee training, from both Polish governmental agencies as well as from the European Union.

38. Social assets and Social Fund liabilities

KGHM Polska Miedź S.A. creates a Social Fund. The Fund's purpose is to subsidise the Company's social activity, loans to employees and other social expenditures.

The Company has netted the assets of the Fund with the liabilities towards the Fund, as these assets are not subject to control of the Company and do not meet the definition of an asset. Accordingly, the net balance (the Social Fund liability) at 31 December 2008 amounts to PLN 1 370 thousand, and the net balance (Social Funds liability) at 31 December 2007 amounted to PLN 3 772 thousand.

The composition and nature of assets, liabilities and costs related to the Social Fund are presented in the table below.

	At	
Social assets and Social Fund liabilities	**31 December 2008**	**31 December 2007**
Loans granted to employees	97 256	80 033
Other receivables	3	2
Cash and cash equivalents	25 797	41 297
Social Fund liabilities	124 426	125 104
Net balance	**(1 370)**	**(3 772)**
Transfers made to the Social Fund during the financial period	86 570	94 746

39. Employment structure

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
White-collar workers	4 531	4 421
Blue-collar workers	13 955	13 568
Total:	**18 486**	**17 989**

(amounts in tables in thousand PLN, unless otherwise stated)

40. Subsequent events

Acquisition of shares of „Biowind" Sp. z o.o. by „Energetyka" sp. z o.o.

On 5 January 2009 an agreement for the acquisition of the shares of the company „Biowind" Sp. z o.o. with its registered head office in Gdańsk was entered into between „Energetyka" sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) and two physical persons.
Based on this agreement, „Energetyka" sp. z o.o. acquired 1000 shares with a nominal value of PLN 50 each, having a total nominal value of PLN 50 thousand, representing 100% of the shares of „Biowind" Sp. z o.o. and granting 100% of the votes at the General Shareholders' Meeting of „Biowind" Sp. z o.o.
The purchase price for the shares amounts to PLN 450 thousand. The shares were paid for in cash.
The share capital of „Biowind" Sp. z o.o. amounts to PLN 50 thousand and is divided into 1000 shares with a nominal value of PLN 50 per share.
The carrying amount of the assets in the accounts of „Energetyka" sp. z o.o. is PLN 450 thousand. The acquisition of these assets was financed using the internal funds of „Energetyka" sp. z o.o. The assets acquired are of a long-term, equity investment nature.
The purchase of shares of „Biowind" Sp. z o.o., holding a lease on property (around 300 hectares) in the Warmińsko-Mazurskie Voivodeship, enables the commencement of formal procedures aimed at realising an investment related to the construction of a wind farm.

Termination of contracts with PGNiG

On 10 January 2009 two contracts entered into on 1 December 2003 by a subsidiary of KGHM Polska Miedź S.A. - "Energetyka" sp. z o.o. – and Polskie Górnictwo Naftowe i Gazownictwo Spółka Akcyjna (PGNiG S.A.) for the supply of natural gas for power-generation purposes to reception terminals in Żukowice and Polkowice (current report no. 58/2003 dated 3 December 2003) were terminated.
Final negotiations are underway between KGHM Polska Miedź S.A. and PGNiG S.A. with respect to the signing of a new contract for the supply of natural gas, among others to the reception terminals in Żukowice and Polkowice. It was established that KGHM Polska Miedź S.A. will be the party to the contract for receiving natural gas.

Sale of shares of Polskie Towarzystwo Reasekuracji S.A.

On 12 January 2009, as part of a call for the sale of shares of Polskie Towarzystwo Reasekuracji S.A. in Warsaw announced on 8 September 2008 by Fairfax Financial Holdings with its registered head office in Toronto, Canada (Fairfax), KGHM Polska Miedź S.A. sold to Fairfax 12 500 000 registered ordinary shares of Polskie Towarzystwo Reasekuracji S.A. with its registered head office in Warsaw, representing 11.88% of the share capital of PTR for the total amount of PLN 20 000 thousand, i.e. PLN 1.60 per share. As a result of this transaction KGHM Polska Miedź S.A. currently holds none of the shares of Polskie Towarzystwo Reasekuracji S.A.

Acquisition of shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. by KGHM Ecoren S.A.

On 14 January 2009 an agreement for the acquisition of the shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. (a direct subsidiary of KGHM Ecoren S.A.) was signed between KGHM Ecoren S.A. (a direct subsidiary of KGHM Polska Miedź S.A.) and SITA POLSKA SPÓŁKA Z OGRANICZONĄ ODPOWIEDZIALNOŚCIĄ.

Based on this agreement, KGHM Ecoren S.A. acquired 380 shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. having a total nominal value of PLN 380 thousand, representing 49.67% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o. and granting 49.67% of the votes at the General Shareholders' Meeting.

The shares were acquired for PLN 2 801 thousand and paid for in cash on the date of signing the agreement. The carrying amount of the shares acquired in the accounts of KGHM Ecoren S.A. is PLN 2 863 thousand. The acquisition of these assets was financed using the internal funds of KGHM Ecoren S.A. The assets acquired are of a long-term, equity investment nature.

Currently KGHM Ecoren S.A. owns 100% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o. and 100% of the votes at the General Shareholders' Meeting.

Approval by the Supervisory Board of the Budget for 2009 and the "Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018"

On 23 February 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the Company's Budget for 2009 as presented by the Management Board and the „Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018". For detailes of the approved documents see Report of the Management Board on the Company's Activities, chapter 4, point 4.1 and 4.3.

SIGNATURES

Signatures of all Members of the Management Board			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
27 March 2009	Mirosław Krutin	President of the Management Board	
27 March 2009	Herbert Wirth	I Vice President of the Management Board	
27 March 2009	Maciej Tybura	Vice President of the Management Board	

Signature of person responsible for company accounting			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
27 March 2009	Ludmiła Mordylak	Chief Accountant of KGHM Executive Director of Accounting Services Center	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

REPORT OF THE MANAGEMENT BOARD ON THE COMPANY'S ACTIVITIES IN 2008

Lubin, March 2009

KGHM POLSKA MIEDŹ S.A. IN THE YEARS 1997-2008

(data for the years 1997-2005 per published annual reports, and since 2006 per IFRS)

		1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	Change 2007=100
Income statement														
Sales	m PLN	4 089	3 642	4 113	4 983	4 218	4 488	4 741	6 158	8 000	11 670	12 183	11 303	92.8
Profit on sales	m PLN	905	240	348	941	173	152	431	1 445	2 707	4 139	4 880	3 392	69.5
EBITDA*	m PLN	1 212	631	319	1 198	144	753	956	1 761	2 937	4 784	5 101	4 078	79.9
Profit before income tax	m PLN	914	310	(58)	795	(147)	310	569	1 446	2 635	4 380	4 656	3 554	76.3
Profit for the period	m PLN	502	179	(170)	618	(190)	255	412	1 397	2 289	3 605	3 799	2 920	76.9
Balance sheet														
Total assets	m PLN	4 937	4 975	4 884	5 757	7 557	8 155	8 695	8 948	10 977	12 251	12 424	13 901	111.9
Non-current assets	m PLN	3 558	3 698	3 579	4 177	4 735	6 440	6 621	6 552	7 079	7 017	7 431	8 704	117.1
Current assets	m PLN	1 364	1 242	1 250	1 381	2 657	1 715	2 074	2 397	3 899	5 234	4 992	5 174	103.6
Equity	m PLN	4 021	4 096	3 470	4 067	3 696	4 011	4 007	5 337	6 214	8 116	8 966	10 591	118.1
Liabilities and provisions	m PLN	846	775	1 187	1 380	3 634	4 144	4 689	3 612	4 763	4 136	3 458	3 309	95.7
Financial ratios														
Earnings per share (EPS)	PLN	2.51	0.89	(0.85)	3.09	(0.95)	1.27	2.06	6.99	11.45	18.02	18.99	14.60	76.9
Dividend per share (DPS) **	PLN	0.25	0.10	-	1.00	-	-	-	2.00	10.00	16.97	9.00	x	x
Price per share / Earnings per share (P/E)	x	5.4	14.0	(30.8)	8.3	(13.7)	10.6	12.7	4.5	5.5	4.9	5.6	1.9	33.9
Current liquidity	x	2.2	2.3	2.6	2.3	1.0	1.2	1.2	1.2	1.4	1.9	2.5	3.1	124.0
Quick liquidity	x	1.0	0.9	1.0	0.9	0.7	0.6	0.7	0.8	1.0	1.3	1.7	2.2	129.4
Return on assets (ROA)	%	10.2	3.6	(3.5)	10.7	(2.5)	3.1	4.7	15.6	20.9	29.4	30.6	21.0	68.6
Return on equity (ROE)	%	12.5	4.4	(4.9)	15.2	(5.1)	6.3	10.3	26.2	36.8	44.4	42.4	27.6	65.1
Debt ratio	%	14.2	13.5	14.3	15.9	38.2	34.2	38.8	24.0	28.2	33.8	27.8	23.8	85.6
Durability of financing structure	%	86.1	87.1	85.7	84.1	63.4	79.0	76.8	75.0	70.6	77.0	83.8	88.0	105.0
Production results														
Electrolytic copper production	'000 t	440.6	446.8	470.5	486.0	498.5	508.7	529.6	550.1	560.3	556.6	533.0	526.8	98.8
Metallic silver production	t	1 029	1 098	1 093	1 119	1 163	1 192	1 358	1 344	1 244	1 242	1 215	1 193	98.2
Macroeconomic data														
Copper prices on LME	USD/t	2 276	1 653	1 574	1 814	1 578	1 558	1 780	2 868	3 684	6 731	7 126	6 952	97.6
Silver prices on LBM	USD/troz	4.88	5.54	5.23	4.95	4.37	4.60	4.88	6.66	7.31	11.55	13.38	14.99	112.0
Exchange rate	PLN/USD	3.28	3.49	3.96	4.35	4.10	4.08	3.89	3.65	3.23	3.10	2.77	2.41	87.0
Other														
Market value of Company shares at end of period	PLN/share	13.50	12.50	26.20	25.80	13.00	13.50	26.20	31.30	62.50	89.00	105.80	28.12	26.6
Capital expenditure	m PLN	649	487	379	584	433	360	424	616	651	709	828	1 140	137.7
Equity investments	m PLN	493	200	229	468	271	105	146	707	613	24	155	793	511.6
Electrolytic copper production cost	PLN/t	5 527	5 556	5 836	6 156	6 328	6 305	6 237	6 660	7 723	10 497	11 160	11 736	105.2
Electrolytic copper production cost	USD/t	1 685	1 590	1 472	1 417	1 544	1 545	1 603	1 825	2 388	3 381	4 031	4 878	121.0

* *operating profit (in the years 1997-2006 profit (loss) before extraordinary items and taxation adjusted by interest cost) + depreciation/amortisation*

** *dividend for financial year*

CONTENTS

1. Company profile

1.1. Organisational structure

In 2008 the multi-divisional organisational structure of the Company, acting under the name KGHM Polska Miedź S.A., comprised a Head Office and 10 Divisions.

The organisational structure of KGHM Polska Miedź S.A. at 31 December 2008 is presented in the diagram below:

Diagram 1. Organisational structure of the Company at 31 December 2008


KGHM Polska Miedź S.A.
LUBIN MINE
POLKOWICE – SIEROSZOWICE MINE
RUDNA MINE
ORE ENRICHMENT PLANTS
TAILINGS PLANT
GŁOGÓW SMELTER
LEGNICA SMELTER
CEDYNIA WIRE ROD PLANT
HEAD OFFICE
MINE-SMELTER EMERGENCY RESCUE UNIT
DATA CENTER

Supervisory Board

In 2008 the 6th-term Supervisory Board of KGHM Polska Miedź S.A. began its work in the following form:

- Leszek Jakubów Chairman
- Stanisław Andrzej Potycz Deputy Chairman
- Anna Mańk
- Remigiusz Nowakowski
- Marcin Ślęzak
- Jerzy Żyżyński

as well as the following employee-elected members:

- Józef Czyczerski Secretary
- Leszek Hajdacki
- Ryszard Kurek

On 13 February 2008, Marcin Ślęzak submitted his resignation from membership on the Supervisory Board.

On 14 February 2008, the Extraordinary General Shareholders' Meeting dismissed the following people from the Supervisory Board: Leszek Jakubów, Anna Mańk, Remigiusz Nowakowski, Stanisław Andrzej Potycz and Jerzy Żyżyński, and appointed the following people to the Supervisory Board: Marcin Dyl, Arkadiusz Kawecki, Jacek Kuciński, Marek Panfil, Marek Trawiński and Marzenna Weresa.

At its meeting on 25 February 2008 the Supervisory Board appointed Marek Trawiński as Chairman of the Supervisory Board, Jacek Kuciński as Vice Chairman, and Marek Panfil as Secretary.

Due to the completion of the 6th-term Supervisory Board, the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. on 26 June 2008 appointed the following persons to the 7th-term Supervisory Board:

- Marcin Dyl
- Arkadiusz Kawecki
- Jacek Kuciński
- Marek Panfil
- Marek Trawiński
- Marzenna Weresa

as well as the following employee-elected members:
- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

At its meeting on 21 July 2008 the Supervisory Board appointed Marek Trawiński as Chairman of the Supervisory Board, Jacek Kuciński as Vice Chairman, and Marek Panfil as Secretary.

In accordance with the Statutes of the Company the members of the Supervisory Board are appointed and dismissed by the General Shareholders' Meeting.

<u>Management Board</u>

In 2008 the 6th-term Management Board of KGHM Polska Miedź S.A. began its work in the following form:

–	Krzysztof Skóra	President of the Management Board
–	Ireneusz Reszczyński	I Vice President of the Management Board (Sales)
–	Marek Fusiński	Vice President of the Management Board (Finance)
–	Stanisław Kot	Vice President of the Management Board (Production)
–	Dariusz Kaśków	Vice President of the Management Board (Development)

At its meeting on 17 January 2008, the Supervisory Board carried out the following changes in the composition of the Management Board:
- it dismissed Krzysztof Skóra from the function of President of the Management Board,
- it dismissed Dariusz Kaśków from the function of Member of the Management Board,
- it appointed I Vice President of the Management Board Ireneusz Reszczyński to fill the function of President of the Management Board until the appointment of the President of the Management Board of KGHM Polska Miedź S.A.,
- it set the size of the Management Board of the Company at three members.

Following these changes the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

–	Ireneusz Reszczyński	Acting President of the Management Board I Vice President of the Management Board (Sales)
–	Marek Fusiński	Vice President of the Management Board (Finance)
–	Stanisław Kot	Vice President of the Management Board (Production)

At its meeting on 17 April 2008 the Supervisory Board appointed Mirosław Krutin as at 23 April 2008 to the position of President of the Management Board.

On 23 April 2008 the Supervisory Board dismissed the following persons from the Management Board: Ireneusz Reszczyński, Marek Fusiński and Stanisław Kot, and appointed the following persons to the Management Board as Vice Presidents: Herbert Wirth and Maciej Tybura. In addition Herbert Wirth was appointed as I Vice President of the Management Board.

Following the segregation of duties by the Management Board among the members of the Management Board, it was composed as follows:

–	Mirosław Krutin	President of the Management Board
–	Herbert Wirth	I Vice President of the Management Board (Production)
–	Maciej Tybura	Vice President of the Management Board (Finance)

In accordance with the Statutes of the Company the members of the Management Board are appointed and dismissed by the Supervisory Board.

The authority of the Management Board to pass decisions on the issuance or redemption of shares is statutorily limited. In accordance with the Statutes of the Company, any increase in share capital or issuance of shares or bonds requires the approval of the General Shareholders' Meeting. The Management Board of the Company does not have the authority to increase the share capital or issue the shares of the Company under conditions specified in art. 444-446 of the Code of Commercial Companies.

The employment contracts which are signed with Members of the Management Board state that, in case of the dismissal of a Member of the Management Board and the termination of their contract prior to the time stipulated in the contract, the said Member of the Management Board shall receive compensation due to the loss of an existing source of income and to the premature termination of a contract in an amount equalling the 10 basic monthly wages. Employment contracts describe those cases in which a Member of the Management Board shall not receive the above-mentioned compensation.

In addition, employment contracts do not foresee compensation with respect to forbidding any activities which would be competitive towards KGHM. The principle of forbidding competition following termination of employment and the amount of compensation due in this regard are regulated by the parties in a separate contract.

Detailed information on wages, bonuses or benefits for supervisory and management personnel can be found in Note 33 of the financial statements.

1.2. Production results

The main objectives set forth by the Management Board with respect to production in 2008 were:

- optimal utilisation of the resource base and of the production capacity of the Company, and
- optimalisation of the copper content in ore and concentrate.

The objectives set forth required fulfilment of the following tasks:

- improving the ore selection system by:
  - selecting an appropriate size for the support pillars and the geometry of working fields in order to restrict the risk of rock collapse,
  - applying so-called partial backfill in thick ore deposits,
  - increasing the scope of selective mining (i.e. leaving a larger amount of uncrushed stone at the bottom of the mine) and utilising wheeled machines which are an appropriate height for the thickness of the ore,
- increasing the scope of drift work to prepare new working areas in the mines and improve knowledge of the deposit,
- adapting the production capacity of specific areas of the Ore Enrichment Plants to the amount and quality of ore supplied,
- improving enrichment parameters through the successive exchange of floatation equipment in specific areas of the Ore Enrichment Plants, and
- maintaining the production of concentrates in an amount and quality necessary for optimal use of the production capacity of the furnace sections of the smelters.

Mine production

Ore extraction by dry weight in 2008 was lower by 0.8 million tonnes than in 2007. The decrease in extraction in 2008 was caused by the curtailment, at the request of the National Labour Inspectorate, of extraction in the mines on days legally free from work.

There was also a decrease in copper and silver content in extracted ore, caused by work in areas having a lower content of copper ore. These factors caused a decrease in the extraction of copper in ore in comparison to 2007 by 24.3 thousand tonnes (5%) and silver by 54.7 t (4%).

The decrease in copper and silver content in extracted ore directly affected the amount of copper and silver in concentrate, which in comparison to 2007 were lower respectively by 5% and 3%.

Table 1. Production results in mining

	Unit	2006	2007	2008	Change 2007=100
Copper ore (dry weight)*	million t	31.3	30.3	29.4	97.0
of which mineral exploited from deposit**	million t	25.9	23.9	22.7	95.0
Copper content in ore	%	1.79	1.67	1.64	98.2
Copper concentrate (dry weight)	'000 t	1 945.4	1 874.9	1 865.8	99.5
Copper content in concentrate	'000 t	497.2	451.9	429.4	95.0

* *As defined by the Ruling of the Council of Ministers dated 6 April 2004 regarding the Polish Classification of Goods and Services (known as PKWiU).*
** *As defined by the Law on Mining and Geology dated 4 February 1994 with later changes and by executory provisions to the Law.*

Smelter production

Despite a decrease in mined copper production by 5% electrolytic copper production decreased by only 1.2%, mainly due to an increase in production from purchased copper-bearing materials in the form of imported concentrate, blister copper and scrap. The addition of purchased copper-bearing materials to own concentrates was aimed at effectively utilising existing production capacity.

The production of other smelter products depends on the level of electrolytic copper production, the type of materials used and on market demand.

The decrease in market demand for wire rod caused a decrease in the production of this product by 18% versus the prior year. Meanwhile the increase in refined lead production by 32% is due to the achievement of improved production parameters.

In May 2008 the Cedynia Division of KGHM Polska Miedź S.A produced 51 tonnes of oxygen-free, silver-bearing copper rod, which is characterised by higher resistance to heat and abrasion. This product is currently being sold on the market.

Table 2. Production results in smelting

	Unit	2006	2007	2008	Change 2007=100
Copper products:					
Electrolytic copper	'000 t	556.6	533.0	526.8	98.8
of which from external copper-bearing materials	'000 t	100.4	92.3	105.1	113.9
Wire rod (Contirod)	'000 t	232.2	250.9	206.2	82.2
Oxygen-free copper rod (UPCAST)	'000 t	2.1	10.9	11.8	108.3
Round billets	'000 t	18.7	19.0	20.2	106.3
Granular copper	'000 t	1.9	2.1	2.3	109.5
Other metals:					
Metallic silver	t	1 242	1 215	1 193	98.2
Metallic gold	kg	1 700	883	902	102.2
Crude lead	'000 t	21.0	21.1	23.7	112.3
Refined lead	'000 t	-	15.2	20.0	131.6

Main directions in production

The main production goals set out by the Management Board in 2009 are as follows:

- optimal utilisation of the resource base and of the production capacity of the Company,
- optimalisation of the copper content in ore and concentrate,
- continued preparation of mine drifts being realised in the direction of the Głogów Głęboki Przemysłowy deposit,
- the application of new drift preparation work technology using drift combines,
- restricting depletion and moving from mining areas with low copper content to those with high copper content,
- continued exchange of floatation machinery in the Ore Enrichment Plants,
- optimalisation of the enrichment processes in order to counter the effects of a decrease in ore quantity-quality parameters, and
- preparations to modernise the flash furnace complex in the Głogów II smelter.

1.3. Product sales structure

In comparison to the prior year, in 2008 there was an increase in the volume of copper sales and a decrease in the volume of silver sales. 537 thousand tonnes of copper were sold, i.e. an increase of 2% (10 thousand t), while copper wire rod sales decreased by 17% (43 thousand t). Silver sales amounted to 1 175 tonnes and were slightly lower versus the comparable prior period. Gold sales increased by 25% (187 kg) and amounted to 924 kg.

Table 3. Sales volume for basic products

	Unit	2006	2007	2008	Change 2007=100
Copper and copper products	'000 t	556.9	526.8	**537.3**	102.0
of which export *	'000 t	378.8	335.2	**382.6**	114.1
Silver	t	1 239	1 177	**1 175**	99.8
of which export *	t	1 145	1 088	**1 094**	100.6
Gold	kg	1 592	738	**924**	125.2
of which export *	kg	1 203	-	**348**	x

** including sales to European Union countries*

Table 4. Revenues from the sale of products (in '000 PLN)*

	2006	2007	2008	Change 2007=100
Total	**11 264 794**	**12 103 511**	**11 220 197**	**92.7**
of which export **	**7 664 946**	**7 582 119**	**7 872 270**	**103.8**
Copper and copper products	9 612 166	10 328 748	9 442 761	91.4
of which export **	6 420 149	6 281 316	6 586 294	104.9
Silver	1 270 781	1 402 819	1 348 511	96.1
of which export **	1 166 451	1 296 542	1 255 464	96.8
Gold	95 710	45 527	62 652	137.6
of which export **	72 278	-	24 605	x
Other products and services	286 137	326 417	366 273	112.2
of which export **	6 068	4 261	5 907	138.6

** Respecting impact of commodity hedging transactions*
*** including sales to European Union countries*

Revenues from the sale of KGHM Polska Miedź S.A. products amounted to PLN 11 220 197 thousand and were 7% lower than those achieved in 2007, mainly as a result of strengthening of PLN and a decrease in copper and silver prices.

Revenues from the sale of copper and copper products were lower by 9%. Revenues from silver sales were lower by 4% versus the comparable prior period. Meanwhile there was an increase in gold sales by 38%.

Revenues from the sale of products in 2008 reflect the positive result from the settlement of commodity hedging instruments in the amount of PLN 569 132 thousand (in 2007 PLN (632 762) thousand) and foreign exchange gains related to the hedging of foreign-denominated credit, settled in the financial result, which were recognised in cathode exports in the amount of PLN 10 859 thousand (in 2007 PLN 50 995 thousand). In 2008 there was no adjustment of revenues due to the realisation of currency hedging instruments (in 2007 there was a profit of PLN 146 234 thousand).

Geographical structure of product sales

In 2008 the volume of domestic sales of copper and copper products represented 36% of total copper sales, with export and European Union sales accounting for 64%. During this period, the largest foreign customers for copper produced by KGHM Polska Miedź S.A. were China, France, Germany and the Czech Republic.

During the twelve months of 2008 domestic silver sales amounted to 8% of the total volume of silver sales, while export and European Union sales accounted for 92% of sales volume. The largest foreign customers for silver were Great Britain, Belgium, Germany and the USA.

Macroeconomic sales conditions

Metals prices in 2008 decreased significantly. The collapse in prices on the commodities markets, which occurred in the second half of the year, led to a fall in copper prices of nearly 70%. The average electrolytic copper price on the London Metal Exchange (LME) amounted to 6 952 USD/t, meaning a decrease of 2.5% compared to 2007 when it amounted to 7 126 USD/t. The minimum average monthly copper price was recorded in December and amounted to 3 072 USD/t. The best month for copper producers was April, when prices varied around the average level of 8 685 USD/t.

The average annual silver price on the London Bullion Market (LBM) in 2008 amounted to 14.99 USD/troz (482 USD/kg). This means an increase of 12% compared to the average price in 2007 of 13.38 USD/troz (430 USD/kg). The minimum average monthly silver price was recorded in November at the level of 9.87 USD/troz (317 USD/kg), while the highest price was observed in March - 19.51 USD/troz (627 USD/kg).

Copper prices on the LME and silver on the LBM in the years 2006-2008 are shown in the chart below.

Chart 1. Copper prices on the LME and silver quotations on the LBMA


Copper - '000 USD/t
Silver - USD/troz
Copper
Silver
9.0
8.0
7.0
6.0
5.0
4.0
3.0
22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
2006
2007
2008

In the first half of 2008 the Polish currency strengthened versus the USD and the EUR. From July this trend reversed. The average USD/PLN (NBP) rate in 2008 amounted to 2.41 USD/PLN and was 13% lower than in the comparable prior period (2.77 USD/PLN). In 2008 the minimum PLN exchange rate versus the USD was recorded in mid-July at the level of 2.02 USD/PLN, while the maximum of 3.08 USD/PLN was recorded in November, meaning a weakening of over 50%.

Position of the Company on the copper and silver markets

In 2008 global copper mine production amounted to 15 663 thousand tonnes (estimated data from CRU International Ltd). KGHM Polska Miedź S.A. produced 429 thousand tonnes of copper in concentrate, representing 2.7% of global production. Global production of refined copper amounted to 18 229 thousand tonnes. Refined copper production in KGHM amounted to 527 thousand tonnes, representing 2.9% of global production.

During this same period global silver mine production amounted to 17 377 t (estimated data from CPM Silver Yearbook 2008). The Company produced 1 161 tonnes of silver in concentrate, representing 6.7% of global production.

1.4. Signed contracts impacting the activities of the Company

In 2008 the Company entered into the following significant contracts:

Trade contracts of the Company (value of contracts based on data current at the time contract signed):

- Contract for the sale of 8 mm copper wire rod and oxygen-free wire rod in 2008 signed on 30 January 2008 between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. The estimated value of this contract is from approx. USD 658 million (i.e. approx. PLN 1 613 million) to approx. USD 844 million (i.e. approx. PLN 2 069 million),
- Contract for the sale of copper cathodes in 2008 signed on 18 March 2008 between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. in London. The estimated value of this contract, depending on the amount of tonnage under option, is from USD 245 million (i.e. approx. PLN 553 million) to USD 306 million (i.e. approx. PLN 691 million). This contract met

the criteria to be considered a significant contract, together with other contracts entered into during the 12 months preceding its signing,

- Contract for the sale of copper cathodes in the years 2008-2009 signed on 19 March 2008 between KGHM Polska Miedź S.A. and Glencore International AG. The estimated value of this contract, depending on the amount of tonnage under option, is from USD 413 million (i.e. approx. 927 million PLN) to USD 557 million (i.e. approx. PLN 1 251 million). This contract met the criteria to be considered a significant contract, together with other contracts entered into during the 12 months preceding its signing,
- Contract for the sale of copper cathodes in the years 2009 - 2011 signed on 7 August 2008 between KGHM Polska Miedź S.A. and Wieland Werke AG. The estimated value of this contract, depending on the amount of tonnage under option, is from USD 370 million (i.e. approx. PLN 776 million) to USD 449 million (i.e. approx. PLN 942 million). This contract met the criteria to be considered a significant contract, together with other contracts entered into during the 12 months preceding its signing.

There was no instance of dependence on a single or multiple customers or suppliers. The only customer whose share in revenues from sales exceeds 10% is Tele-Fonika Kable S.A., with a share in revenues from sales of 12%.

Information on contracts for the review or auditing of the separate or consolidated financial statements

The entity entitled to audit the separate and consolidated financial statements of the Company is Ernst & Young Audit Sp. z o.o. with its registered head office in Warsaw, Rondo ONZ 1, 00-124 Warsaw.

The contract was signed on 30 April 2007 and is in force for review of the half-year financial statements and for the audit of the annual financial statements for the years 2007, 2008 and 2009.

The amount of remuneration due to the review and audit of the financial statements and remuneration for other purposes is shown in the table below:

Table 5. Remuneration of entity entitled to audit the financial statements (in '000 PLN)

	2007	2008
Ernst & Young Audit Sp. z o.o.	**1 088**	**1 206**
Due to contract for the review and audit of financial statements	978	1 068
- audit of annual financial statements	597	687
- review of financial statements	381	381
Due to other contracts	110	138
Other companies of the Ernst & Young Group in Poland	**525**	**1 485**
Of which due to tax consultancy	525	1 002

Related party transactions

In 2008 the Company entered into transactions with related entities. Among these the most significant for KGHM Polska Miedź S.A. were transactions with KGHM Polish Copper Ltd and KGHM Kupferhandlesges m.b.H. comprising the sale of copper and copper products and of silver.

Also of significance were the transactions of KGHM Metraco sp z o.o. related to the sale of Company products and to supplying the Company, among others, with scrap and chemicals, and transactions related to supply realised by PHP „Mercus" sp. z o.o. and services of POL-MIEDŹ TRANS Sp. z o. o. and PeBeKa S.A.

Following is a list of significant related party transactions.

Table 6. Related party transactions– sales ('000 PLN)

Related entity	Subject of transaction	Value of transaction
KGHM Polish Copper Ltd.	Cathode and silver sales	570 920
KGHM Metraco S.A.	sulphuric acid, nickel and copper sulphate, package waste, steel and aluminium scrap, lead, salt, cathodes, silver, gold and wire rod	352 217
KGHM Kupferhandelsges. m.b.H.	cathode and wire rod sales	320 641
„Energetyka" sp. z o.o.	sales of electricity, coal, throat gas	48 955
KGHM Ecoren S.A.	washing acid	38 430
Walcownia Metali Nieżelaznych Sp. z o.o.	cathodes	29 416
PeBeKa S.A.	rental sales, sales of materials, energy	19 261
ZANAM-LEGMET Spółka z o.o.	leasing of cloak rooms, baths, lamp rooms, other rooms	4 922

Table 7. Related party transactions – purchases ('000 PLN)

Related entity	Subject of transaction	Value of transaction
KGHM Metraco S.A.	black liquor, chemicals, coal, coke, copper scrap, transport services	916 338
PHP „MERCUS" sp. z o.o.	purchase of goods	597 358
KGHM Polish Copper Ltd.	copper concentrate, anodes, cathodes	410 629
POL-MIEDŹ TRANS Sp. z o.o.	vehicular and railway transport services; oil products	293 306
PeBeKa S.A.	services: shaft construction, mine drift work	287 269
„Energetyka" sp. z o.o.	electrical and heating energy, water, throat gas incineration services	168 430
ZANAM-LEGMET Spółka z o.o.	machinery and machine parts, boilers, repairs and servicing, machinery leasing,	163 068
CBJ sp. z o.o.	research and analysis services	32 241
PHU „Lubinpex" Sp. z o.o.	purchase of prophylactic meals and gastronomic services	21 166
KGHM CUPRUM sp. z o.o. -CBR	purchase of research and design work, opinions, expertise, geodesic measurement services, rental	17 686
INOVA Spółka z o.o.	DOTRA communications system, operation of a lamp room, continuous seismic observations, seismic equipment repair and maintenance, attestation and certification of mining machinery and equipment	15 410
MCZ S.A.	purchase of medical services based on contracts	12 466
KGHM Ecoren S.A.	copper concentrate	4 959
WM „ŁABĘDY" S.A.	grinders	2 567

1.5. Employment and remuneration

Employment

Employment in KGHM Polska Miedź S.A. at the end of 2008 was 18 635 persons, which was 2% higher than at the end of the prior year. Average annual employment in KGHM Polska Miedź S.A. amounted to 18 486 and was higher than the level of employment in 2007 by 497 persons.

The increase in employment was recorded in the mining divisions. The hiring of new workers was dictated on the one hand by the need to ensure an adequate level of employment to eliminate overtime work, and on the other to ensure staffing in newly-created sections: preparatory mining work and assembly-repair work, as well as to expand the conveyor belt system which is critical to maintaining the continuous removal of ore.

Table 8. End-of-period employment

	2006	2007	2008	Change 2007=100
Mines	11 682	11 998	12 468	103.9
Smelters	4 052	4 044	4 024	99.5
Other Divisions	2 192	2 217	2 143	96.7
KGHM Polska Miedź S.A.	**17 926**	**18 259**	**18 635**	**102.1**

Average remuneration

In 2008 the average wage excluding the annual bonus was PLN 6 550, meaning a statistical increase of 2.6% as compared to the level in 2007. The difference between the statistical increase in the average wage and the basic wage increase of 7.8% is the result of a decision respecting:

- the decrease in the number of overtime hours in the mines, and
- the hiring of additional employees in the mines with lower-than-average wages

as well as the fact that the average wage for 2007 includes remuneration which is the result of a one-time decision to allocate funds to finance additional production in the mines.

Payment of the additional annual bonus, calculated based on Company profit, amounted in 2008 to PLN 16 307/employee and was PLN 1 182 lower than the bonus paid out in 2007, which caused a decrease in the total average wages increase index.

Table 9. Average monthly remuneration (in PLN)

	2006	2007	2008	Change 2007=100
Mining divisions	7 348	8 341	8 293	99.4
Smelting divisions	5 504	6 303	6 529	103.6
Total	**6 883**	**7 842**	**7 909**	**100.9**

Relations with the trade unions

Negotiations on setting the wages increase index for 2008 in KGHM Polska Miedź S.A. did not conclude with an agreement being reached with the trade unions. Given the above, the wages increase index for 2008 was set by the Management Board of the Company at the following amounts:

- average total wage, 1.0%
- average wage excluding the annual bonus, 2.3%.

In order to achieve these amounts at 1 January 2008 basic wage rates were increased by PLN 150, which caused an increase in the average monthly wage by PLN 460, i.e. by 7.8%. On 27 February 2008 a side protocol was signed to the Collective Labour Agreement reflecting the above-mentioned changes.

In the third quarter of 2008 seven trade unions initiated collective disputes, demanding an increase in the employee table of basic wages by PLN 200 monthly, and withdrawal from the Mines Integration Project, the integration of the smelters and the separation of Data Center from the structure of KGHM Polska Miedź S.A.

On 14-16 October the trade unions carried out a strike referendum. According to representatives of the unions 14 400 employees took part in the referendum, representing 77% of the total workforce. As a result of this referendum the trade unions resolved to organise the following:

- on 29 October 2008 a public hearing at the Head Office of the Company,
- on 5 November 2008 a 24-hour strike in all Company divisions.

The dialogue with the trade unions, consisting of both negotiations and mediation, concluded on 27 October 2008 with the signing of an agreement, according to which the Management Board withdrew its plans to pursue projects to create a Combined Mines division, to consolidate the smelters and to create an IT company Teleinformatyka based on the assets of Data Center, while the trade unions withdrew their wage demands and called off plans for a strike and a public hearing. In addition it was agreed that the parties to the Collective Labour Agreement would analyse the achieved level of wages no later than in December.

Due to the domestic and global economic crisis, in the month of December, following an analysis of the wages in the Company, no additional wage payments were made.

Directional assumptions for 2009

Due to the significant change in macroeconomic conditions which have negatively impacted the Company's situation, the main goal of the Management Board in 2009 with respect to personnel policy will be to protect jobs. Consequently, no increases in wages are expected, and actions will be taken aimed at rationalisation of employment, among others by foregoing the hiring of new white-collar workers and through the voluntary resignation of employees who are entitled to take early retirement.

Negotiations with the trade unions on setting the wages increase index for 2009 had not concluded by the end of February with the reaching of an agreement. The trade unions are demanding an increase in the index to 8%, and an increase of the basic contribution to the employee retirement program to 5%, i.e. by 2 percentage points.

2. Investments and Research and Development

2.1. Investments in property, plant and equipment

In 2008 investments were financed from internal funds.

Table 10. Investment expenditures ('000 PLN)

	2006	2007	2008	Change 2007=100
Mining	536 566	666 136	879 829	132.1
Metallurgy	150 185	128 841	243 135	188.7
Other projects	22 520	33 112	16 911	51.1
Total	**709 271**	**828 089**	**1 139 875**	**137.7**

Investment activities in 2008 were primarily aimed at the replacement of equipment and development projects. The structure of realised investments is presented in the table below:

Table 11. Structure of realised investments ('000 PLN)

	2006	2007	2008	Change 2007=100	Structure (%)
Development, of which:	326 266	334 815	441 047	131.7	38.7
in mining	*230 509*	*286 309*	*385 454*	*134.6*	*33.8*
in metallurgy	*87 798*	*37 369*	*50 195*	*134.3*	*4.4*
Replacement, of which:	285 744	412 109	580 662	140.9	50.9
mining machinery	*139 027*	*190 303*	*222 204*	*116.8*	*19.5*
Modernisation	45 895	36 403	62 361	171.3	5.5
Conformatory work	25 001	24 844	41 218	165.9	3.6
Other	26 365	19 918	14 587	73.2	1.3
Total	**709 271**	**828 089**	1 139 875	137.7	100.0
of which:					
IT	*20 034*	*23 150*	*11 863*	*51.2*	*1.0*
Ecology	*31 670*	*40 014*	*45 122*	*112.8*	*4.0*

Major projects and facilities realised in 2008:

- modernisation and replacement of machinery in the mines (253 mining machines purchased),
- continued construction of the SW-4 shaft – work was carried out related to preparations for excavation of the shaft, 669 meters of drift tunnelling was carried out and 144.4 meters of the shaft was excavated,
- continued realisation of drift tunnelling to access the Głogów Głęboki-Przemysłowy mining area in accordance with the planned timetable – 8.7 thousand meters of tunnel were built (altogether since 2005 26.1 thousand meters of the planned 106.7 thousand meters). Following digging the tunnels are laid out with power, de-watering, ventilation and air conditioning lines, as well as ore transportation. In addition, testing holes are made as part of the preparations for excavation of the GG-1 shaft.
- investments related to developing the infrastructure of the mining divisions, conveyor belts and ventilation and air conditioning equipment in the mines,
- replacing equipment in the smelters,
- power and communications facilities,
- facilities related to improving and maintaining the safe operation of the Żelazny Most tailings pond, and eliminating its environmental impact,
- investments related to realisation of the project „Modernisation of pirometallurgy in the Głogów II smelter".

In addition, in 2008 the Company took decisions on realisation of the following projects:

- modernisation of pirometallurgy in the Głogów I smelter (work is underway on preparing the project for realisation)
- constructing gas-steam blocks in the powerplants in Głogów and Polkowice – each of these has two gas turbines of 15 MWe and a steam turbine of 15 MWe. Their total power of 90 MWe will assure around 25% of the Company's electrical needs.

  The development of the power generation capacity is related to the possibility of reducing the Company's electricity costs and improving the power security of the KGHM Polska Miedź S.A. Group.

Main areas of investment activities in the years 2009-2013

The main areas of investment activities in the years 2009-2013 comprise the following key activities:

1. Development and increased effectiveness of the core business:

- increasing the resource base, including maintaining the level of copper production from domestic sources by:
  - replacing production-related assets in the divisions,
  - developing the technical infrastructure of new mining regions,
  - construction of the SW-4 shaft,
  - realisation of the Głogów Głęboki Przemysłowy project, which will enable continuation of the current level of copper production over the long term, and
  - exploring the possibility of mining the Radwanice–Gaworzyce deposit.
- improving effectiveness, including restriction of basic operating costs and modernisation of production-related assets by:
  - renovation of the tailings hydrotransport installation,
  - replacing floatation machinery,
  - modernising pirometallurgy,
  - constructing gas-steam blocks,
  - more rapid exchange of mining machinery, and
  - other investments related to reducing costs, which are currently being analysed,

2. Diversification of activities and supporting the development of KGHM – increasing the production of salt associated with the copper ore, increasing the production of crude and refined lead and the production of copper from scrap.

2.2. Equity investments

At 31 December 2008 KGHM Polska Miedź S.A. directly owned shares of 20 entities. Four companies belonging to the KGHM Polska Miedź S.A. Group have their own capital groups: KGHM Ecoren S.A., PHP „MERCUS" sp. z o.o., DIALOG S.A. and POL-MIEDŹ TRANS Sp. z o.o. The equity investments of KGHM Polska Miedź S.A. in specific entities is shown in the diagram below.

EXEMPTION NUMBER: 82-4639

Diagram 2. Entities in which KGHM Polska Miedź S.A. had a direct ownership of shares at 31 December 2008


KGHM Polska Miedź S.A.
KGHM Ecoren S.A. 100%
„Energetyka" sp. z o.o. 100%
POL-MIEDŹ TRANS Sp. z o.o. 100%
PeBeKa S.A. 100%
DIALOG S.A. 100%
CBJ sp. z o.o. 100%
KGHM CUPRUM sp. z o.o. - CBR 100%
„MCZ" S.A. 100%
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges. m.b.H 100%
PHP „MERCUS" sp. z o.o. 100%
Zagłębie Lubin S.A. 100%
KGHM Metraco S.A. 100%
KGHM CONGO S.P.R.L. 99.98%
KGHM LETIA S.A. 85.45%
TUW - CUPRUM 93.8%
PCPM sp. z o.o. 82.86%
Polkomtel S.A. 24.39%
Polskie Towarzystwo Reasekuracji S.A. 11.88%
INTERFERIE S.A. 2.06%

The companies of the Group are diversified in terms of their activities. They offer products and services both related to the core business of KGHM Polska Miedź S.A. (including mine construction, the production of electrical power and heat, mining machinery and equipment and research and development) as well as services unrelated to the core business of KGHM Polska Miedź S.A., such as tourism, transportation, telecommunications and medicine.

The value of equity investments related to the acquisition and taking up of shares in 2008 amounted to PLN 793 072 thousand. The Company purchased and acquired shares in the following Group companies:

- „Energetyka" sp. z o.o.

  In June 2008 KGHM Polska Miedź S.A. acquired for cash, based on nominal value, shares in the increased share capital of „Energetyka" sp. z o.o. in the total amount of PLN 27 317 thousand. The funds obtained were used for modernisation work related to the expansion of power generation capacity. The share capital of this company following the increase amounts to PLN 248 793 thousand. The ownership percentage of KGHM Polska Miedź S.A. in the share capital of the company remained unchanged.

- PeBeKa S.A.

  In August 2008 KGHM Polska Miedź S.A. acquired for cash, based on nominal value, shares in the increased share capital of PeBeKa S.A. in the total amount of PLN 18 715 thousand, and in December 2008 - in the total amount of PLN 15 100 thousand. The funds obtained from these increases in share capital were used to purchase mining machinery.

  The share capital of this company following the increases amounts to PLN 64 638 thousand. The ownership percentage of KGHM Polska Miedź S.A. in the share capital of the company remained unchanged.

- KGHM LETIA S.A.

  In September 2008 the share capital of KGHM LETIA S.A. was increased by PLN 7 428 thousand. KGHM Polska Miedź S.A. acquired shares in the increased share capital of KGHM LETIA S.A. in the total amount of PLN 4 448 thousand covered, based on nominal value, by a contribution in kind in the form of property and documentation in the amount of PLN 4 447 thousand and cash in the amount of PLN 1 thousand.

  In 2008 the Voivodeship of Lower Silesia increased its stake in the company, covering the shares acquired, based on their nominal value, by a contribution in kind in the form of property in the amount of PLN 2 980 thousand.

  Following this increase the share capital of the company amounts to PLN 27 428 thousand. The ownership percentage of KGHM Polska Miedź S.A. in the share capital of the company changed from 94.96 % to 85.45%.

- „MCZ" S.A.

  In December 2008 KGHM Polska Miedź S.A. acquired for cash, based on nominal value, shares in the increased share capital of „MCZ" S.A. in the total amount of PLN 1 101 thousand.

  The funds obtained were used to purchase medical equipment. Following this increase the share capital of the company amounts to PLN 52 218 thousand. The ownership percentage of KGHM Polska Miedź S.A. in the share capital of the company remained unchanged.

- Polkomtel S.A.

  In December 2008 KGHM Polska Miedź S.A. acquired 980 486 ordinary registered shares of Polkomtel S.A., in the total nominal amount of PLN 98 049 thousand, representing 4.78% of the share capital of Polkomtel S.A. The purchase price of this block of shares was PLN 726 391 thousand. As a result of his transaction the percentage ownership of KGHM Polska Miedź S.A. in the share capital of this company changed from 19.61% to 24.39%. Details of this transaction were described on pages 16-17 of the report.

Capital decreases

In April 2008 there was a court registration of a decrease in the share capital of DIALOG S.A. by PLN 1 469 850 thousand, i.e. from PLN 1 959 800 thousand to PLN 489 950 thousand, through a decrease in the existing value of all company shares from PLN 100.00 to PLN 25.00 per share.

The funds arising from this decrease in share capital were used to cover losses from prior years in the amount of PLN 913 150 thousand and were allocated to reserve capital in the amount of PLN 556 700 thousand. KGHM Polska Miedź S.A. owns 100% of the company's shares.

Sale of shares

In August 2008 KGHM Polska Miedź S.A. sold shares of MINOVA-KSANTE Spółka z o.o., representing 30% of the share capital, back to this company in order to retire them. As a result of this transaction KGHM Polska Miedź S.A. no longer owns shares of MINOVA-KSANTE Spółka z o.o.

Dividends received

In 2008 KGHM Polska Miedź S.A. received dividends from the following entities:

- Polkomtel S.A. PLN 182 859 thousand,
- KGHM Ecoren S.A. PLN 30 000 thousand,
- KGHM Metraco S.A. PLN 13 209 thousand,
- KGHM Polish Copper Ltd. PLN 8 877 thousand,
- CBJ sp. z o.o. PLN 2 000 thousand,
- PTR S.A. PLN 228 thousand.

Loans and additional payments to the capital of Group companies

In 2008 KGHM Polska Miedź S.A. granted loans to the following companies:

- Zagłębie Lubin S.A. - PLN 7 000 thousand to cover obligation in arrears towards Social Insurance Institution (ZUS), interest rate based on WIBOR 1M + 1.2% annually. This loan is to be repaid by the end of 2010.
- KGHM CONGO S.P.R.L. - three loans totalling USD 265 thousand, to finance its operations, interest rate: USD 165 thousand - based on LIBOR 1M + 2% annually, USD 100 thousand - based on LIBOR 1M + 1.1% annually. Over the course of 2008 the amount of USD 25 thousand was repaid. The remaining amount will be repaid in 2009.
- Over the course of 2008 two annexes were signed to a loan agreement entered into with KGHM CONGO S.P.R.L. in June 2007. The repayment period was prolonged for individual loan instalments in the total amount of USD 500 thousand. It was determined that the loan would be repaid by the end of October 2009. The interest rate of the loan did not change and amounts to LIBOR 1M + 1% annually.

- PCPM sp. z o.o. - PLN 100 thousand to finance its operations, interest rate based on WIBOR 1M + 1.2% annually. This loan is to be repaid by the end of March 2009.

In 2008 KGHM Polska Miedź S.A. granted a returnable payment to the capital of KGHM CUPRUM Sp. z o.o. - CBR in the amount of PLN 1 500 thousand to be used for the financing of exploratory work in the region of Weisswasser.

Other equity investments

In 2008 KGHM Polska Miedź S.A. continued to invest in the AIG Emerging Europe Infrastructure Fund. The fair value of the investment in this Fund in the accounts of KGHM Polska Miedź S.A. at 31 December 2008 is PLN 11 264 thousand.

In 2008 the Company received a total amount of PLN 151 thousand from the AIG Fund, representing gains realised from the redemption of acquired shares. Simultaneously, the Company also paid a management fee of PLN 85 thousand.

Significant events after the balance sheet date

On 10 January 2009 two contracts entered into on 1 December 2003 by a subsidiary of KGHM Polska Miedź S.A. - "Energetyka" sp. z o.o. – and Polskie Górnictwo Naftowe i Gazownictwo Spółka Akcyjna (PGNiG S.A.) for the supply of natural gas for power-generation purposes to reception terminals in Żukowice and Polkowice were terminated. Negotiations are underway between KGHM Polska Miedź S.A. (as a party to the newly-negotiated contract) and PGNiG S.A., aimed at reaching agreement on disputed questions with respect to the contract for the supply of natural gas from the Kościan deposit to facilities belonging to KGHM Polska Miedź S.A.

The intention of both companies is to find a satisfactory solution for both parties and to sign a new contract in order to avoid the need to turn to the court due to the withdrawal by Energetyka sp. z o.o. from earlier contracts.

Taking the above into consideration, no financial impact is expected on the part of Energetyka sp. z o.o. and KGHM Polska Miedź S.A.

Telecom assets

Polkomtel S.A.

The carrying amount of the shares of Polkomtel S.A. at 31 December 2008 in the accounts of KGHM Polska Miedź S.A. is PLN 1 163 640 thousand.

The basic items of the company's income statement are presented below:

Table 12. Financial results of Polkomtel S.A. ('000 PLN)

	2007	2008	Change 2007=100
Sales	7 799 020	8 482 085	108.8
Operating profit	1 771 713	1 889 180	106.6
EBITDA	2 832 633	3 105 925	109.6
Profit for the period	1 358 676	1 361 239	100.2

In 2008 the company, in comparison to 2007, increased its revenues, which is related to an increase in the customer base by 1 019 thousand persons. At the end of 2008 the customer base exceeded 14 474 thousand.

On 28 March 2008 the Ordinary General Shareholders' Meeting of Polkomtel S.A. resolved to distribute profit for 2007, pursuant to which the amount of PLN 1 248 245 thousand was allocated as a shareholder dividend. Of this amount, based on a resolution of the Supervisory Board of the company, in December 2007 an interim dividend payment of PLN 315 700 thousand was made to shareholders. The remainder, PLN 932 545 thousand, was paid in two instalments: PLN 466 170 thousand in May 2008, and PLN 466 375 thousand in November 2008. KGHM Polska Miedź S.A. received a total dividend for 2007 of PLN 244 764 thousand, proportionally to its shareholding in the company.

In 2008 proceedings were concluded in the dispute respecting the „Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." entered into on 10 March 2006 between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, which had been contested by Vodafone Americas Inc. Details of this agreement were described in the current report dated 10 March 2006 and in the consolidated annual report for 2005.

On 25 March 2008 the International Court of Arbitration in Vienna issued a so-called partial verdict, followed on 6 November 2008 by a final verdict in the matter of the claim filed on 10 March 2006 by Vodafone Americas Inc. at the International Court of Arbitration of the Federal Chamber of Commerce in Vienna. In the statement of its claims, Vodafone Americas Inc. had challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders.

In these verdicts the Court of Arbitration dismissed all claims of Vodafone Americas Inc. which could have blocked acquisition by the Polish shareholders of Polkomtel S.A. of the respective portion of the shares of this company held by TDC A/S. This favourable decision for KGHM Polska Miedź S.A. confirmed the validity of the Agreement dated 10 March 2006 on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A.

As a result of these verdicts, on 21 November 2008 the District Court in Warsaw issued a decision on cancellation of the prior decision of the Court dated 24 February 2006 prohibiting, among others, sale of the shares of Polkomtel S.A held by TDC A/S. Once this decision became legally binding, the condition precedent of the "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." dated 10 March 2006 was met.

In an agreement signed on 19 November 2008, all of the shareholders of Polkomtel S.A. consented to the purchase by Vodafone Americas Inc. of shares in Polkomtel S.A. from TDC A/S, to which it was entitled, via another member of the Vodafone Group. Pursuant to this Agreement, Vodafone Americas Inc. committed to submit a request to the District Court in Warsaw respecting lifting of the injunction on the shares of Polkomtel S.A. held by TDC A/S, which was imposed by a decision of the District Court in Warsaw dated 24 February 2006 prohibiting TDC A/S from selling such shares. Once the decision of the District Court in Warsaw became legally binding, the Agreement respecting the sale of the shares of Polkomtel S.A. was able to be realised.

Finally, on 18 December 2008 KGHM Polska Miedź S.A. purchased 980 486 ordinary registered shares in Polkomtel S.A., with a nominal value of PLN 100 each, representing approx. 4.78% of the share capital of Polkomtel S.A. As a result of this transaction, the percentage ownership of KGHM Polska Miedź S.A. in the share capital of this company changed from 19.61% to 24.39%.

DIALOG S.A.

The KGHM Polska Miedź S.A. Group has prepared consolidated financial statements in accordance with IFRS since 1 January 2005. DIALOG S.A. has kept accounts and prepared financial statements in accordance with IFRS since 1 January 2008. At the moment of transition of the Group to IFRS, a given level of significance was assumed in making adjustments adapting the financial statements of subsidiaries to the principles of IFRS, which vary from the level of significance assumed for the transition of the accounts of DIALOG S.A. to IFRS. The effect of assuming other levels of significance caused a difference between the equity of DIALOG S.A. at 1 January 2008 and the equity of this company established for the consolidated financial statements of the KGHM Polska Miedź S.A. Group in the amount of PLN 5 086 thousand. Due to its low level of significance in the consolidated financial statements, this amount decreased the financial result of the current period.

Table 13. Financial data of DIALOG S.A* ('000 PLN)

	2007	2008**	Change 2007=100
Sales	496 042	548 034	110.5
Operating profit/(loss)	17 152	(305 406)	x
EBITDA	119 022	***76 301	64.1
Profit/(loss) for the period	63 372	(292 139)	x

* *included in the consolidated financial statements of KGHM Polska Miedź S.A.*
** *preliminary data, not verified by Auditor*
*** *EBITDA (EBIT adjusted by depreciation/amortisation and impairment)*

In 2008 the company recorded a loss on operating activities, mainly due to remeasurement of the company's assets, including an impairment loss on property, plant and equipment (IAS 36) of PLN 268 270 thousand.

In 2008 DIALOG S.A continued its strategy aimed at successively increasing the customer base, in both voice and internet services, leading to consistent growth in the company's revenues.

Thanks to its investments and its active search for new customers, DIALOG S.A. broke the general market trend away from fixed-line telephony, and despite strong competition from mobile operators there was an increase in the number of customers using voice services based on its own network. At the end of 2008 the company had 417.2 thousand ringing lines within its network.

Simultaneously the company increased the number of customers using services based on the Telekomunikacja Polska S.A. network by 83% during the analysed period, as compared to 2007. At the end of 2008 the company had 162.1 thousand active WLR customers.

DIALOG S.A. is dynamically expanding its base of internet customers, in particular with respect to broadband internet access. At the end of 2008 the company had 136.8 thousand internet customers, including 8.6 thousand BSA service users, meaning a change respectively by 120% and 412% (2007 = 100%).

In February 2008 DIALOG S.A. commenced sales of DIALOGmedia services, comprising digital television, video on demand, broadband internet and fixed-line telephony. At the end of 2008 the number of DIALOGmedia customers amounted to 3 500.

During the year the company also worked on introducing a new product - MVNO - thanks to which it will be offering mobile services as a so-called virtual operator. From August 2008 to January 2009 it has been testing the technical platform and services of MVNO. The company assumes implementation of this project and the commercial commencement of these services in 2009.

On 6 November 2008 DIALOG S.A. acquired 6 150 shares of PETROTEL Sp. z o.o. with a nominal value of PLN 1 000 per share, representing 75 % of the share capital of this company, based on a contingent agreement for the acquisition of shares dated 22 September 2008 entered into between PKN ORLEN S.A. and DIALOG S.A. Based on this contingent agreement, DIALOG S.A. presented an offer to the minority shareholders to acquire the remaining 2 050 shares, representing 25 % of the share capital of PETROTEL Sp. z o.o. At the turn of 2008/2009 DIALOG S.A. purchased 2 014 shares from these minority shareholders with a nominal value of PLN 1 000 per share, as a result of which the ownership percentage of DIALOG S.A. in the share capital of PETROTEL Sp. z o.o. increased to 99.56%. Simultaneously DIALOG S.A. became the owner of a modern telecommunications infrastructure valued at approx. PLN 40 million, which is currently being used by over 20 thousand fixed-line telephony customers and 10 thousand internet users in the region of Płock and its vicinity.

On 24 September 2008 the Management Board of Vivid.pl S.A., 100% owned by DIALOG S.A., submitted an application on the bankruptcy of the company. This bankruptcy was announced by the court on 29 September 2008. Vivid.pl S.A. generated losses and required regular capital injections, while its liabilities exceeded the value of the company's assets, both in respect of the owner and the company's customers.

On 4 April 2008 court registration took place of a decrease in the share capital of DIALOG S.A. by PLN 1 469 850 thousand, which was described on page 15 of this Report.

Intentions as regards other equity investments

The intentions of the Company as regards equity investments are mainly aimed at:

- investments in the areas considered by KGHM Polska Miedź S.A. as strategic - power and mining,
- realisation of investments supporting the core business,
- developing and increasing the effectiveness of Group companies, and
- actions aimed at improving the Group structure,

The Management Board of KGHM Polska Miedź S.A. have determined that power and mining are significant lines of investment. Investments in power assets involve the acquisition of new, alternative sources of energy. Investments in mining will involve the acquisition of shares in entities involved in exploration and mining assets with respect to geographical diversification of the Company's activities.

The actions of KGHM Polska Miedź S.A. related to supporting the core business assume the realisation of projects aimed at modernising extraction and copper processing technology and at reducing production costs. In carrying out these strategic intentions, those subsidiaries which provide services to the Divisions of KGHM Polska Miedź S.A. have developed investment plans aimed at these aspects.

In 2009 PeBeKa S.A. undertook actions related to increasing its productivity – expanding the range of its offered services, related to realisation of preliminary mining work. This initiative is supported by realisation of the mining equipment replacement program, partially financed by KGHM Polska Miedź S.A.

Realising the strategy of increasing value by investing in development-related areas, KGHM Polska Miedź S.A. also provides equity support to other investments by entities of the Group, aimed at strengthening their positions in the sectors in which they operate. A significant part in the realisation of these development-related plans will belong to POL-MIEDŹ TRANS Sp. z o.o., in which expenditures are planned for the realisation of investments related to developing its expertise in railway transport. KGHM Polska Miedź S.A. will allocate in this regard significant amounts over the next five years.

Realising the strategy of responsibility to the local community, KGHM Polska Miedź S.A. provides equity support to socially-important investments. The support of KGHM Polska Miedź S.A. in 2009 will involve the purchase of modern medical equipment in MCZ S.A.

Actions related to rationalising and improving the transparency of the structure of the KGHM Polska Miedź S.A. Group over the next several years will involve the disposal of portions of those entities which are either unrelated to the core business of KGHM Polska Miedź S.A. or are inefficient, as well as gaining direct supervisory control over those entities directly related to KGHM Ecoren S.A., which are significant to the functioning of the core business. It is assumed that in 2009 a special fund will be created to manage selected entities of the Group.

The financial results of KGHM Polska Miedź S.A. for 2008 enable realisation of the approved equity investment plan. Realisation of these investment projects assumes the use of internal funds.

2.3. Environmental protection

In 2008 KGHM Polska Miedź S.A., as in prior years, carried out its production tasks while endeavouring to protect the natural environment. This adherence to strict environmental standards, as determined by law, is possible thanks to the systematic modernisation of existing environmental protection equipment, as well as to new investments in this area. In 2008 the Company spent PLN 45 121 thousand on the realisation of projects related to environmental protection.

Environmental fees

Total environmental fees paid by the Divisions of KGHM Polska Miedź S.A. in 2008 amounted to PLN 68 612 thousand. The largest fees paid by the Company were for the following:

- waste storage – PLN 50 265 thousand, including PLN 47 293 thousand for the storage of floatation tailings, and
- discharge of waste water – PLN 13 768 thousand, including PLN 13 761 thousand for the drainoff of excess water from the Żelazny Most tailings pond.

In 2008, as a result of the Act on Extractive Waste coming into force, as of 15 August 2008 the obligation of the Company to calculate and pay fees for the storage of floatation tailings waste was terminated. In 2007 the amount of fees paid by KGHM in this regard amounted to PLN 72 619 thousand.

Currently, as the result of an initiative by a member of the Polish parliament, legislative work is being pursued on amending the Act on Extractive Waste, aimed at returning to the legal state prior to 15 August 2008 in order to reintroduce fees for the storage of copper ore floatation tailings waste. The mining sector is protesting against this effort and the reintroduction of a system of mining fees for the storage of extractive waste, pointing out that such fees only apply to Polish companies, and are not applied in other EU countries, and consequently result in higher production costs, which in turn cause domestic companies to be uncompetitive.

Until such time as a vote is taken in the Polish parliament on amending the Act on Extractive Waste, KGHM Polska Miedź S.A. will not incur fees for the storage of copper ore floatation tailings waste.

Legal aspect and intentions

KGHM Polska Miedź S.A. operates eight installations whose functioning depends on the possession of integrated permits. These include:

- the Głogów smelter for operating an installation for the production of metallic copper using shaft furnace and flash furnace technology, an installation for the production of precious metals, an installation for the production of lead and an installation for tailings waste - settling pond unit IV, and other installations at the smelter which do not require integrated permits,
- the Głogów smelter for operating the „Biechów industrial waste storage facility",
- the Głogów smelter for operating the „Biechów II industrial waste storage facility",
- the Legnica smelter for operating an installation for the production of refined lead.
- the Legnica smelter for an installation for the production of metallic copper from copper concentrate and of products recovered from metallurgical and electrical processes, the tailings waste facility „Polowice", a temporary storage facility for lead-bearing concentrates and other installations on the grounds of the smelter,
- the Cedynia Wire Rod Plant for an installation for the melting, continuous casting and drawing of copper rod,
- the Tailings Plant for an installation for the storage of tailings from the floatation of copper ore, and
- the Ore Enrichment Plants for an installation for the neutralisation of sulphuric acid waste.

The remaining Divisions of the Company possess environmental sector administrative decisions.

In 2008 the Głogów smelter carried out work related to building a system for managing workplace safety and hygiene. In 2009 a certifying audit of this system is planned. Acquiring a certificate attesting to the implementation of the PN 18001 standard will conclude years of work at the Głogów smelter related to acquiring an Integrated Management System. This will also conclude the stage of certification in the smelter divisions, which will function in accordance with environmental, quality and workplace safety and hygiene management systems.

The Company has achieved a high level of technical solutions which enable the operation of installations in accordance with prevailing environmental law. In the near future it will be necessary to keep up with changes in BAT (Best Available Technology) requirements and to modernise installations in such a way as to increase production without increasing environmental impact. Amongst the most important investments planned in the near term are the following:

- limiting the impact of the Żelazny Most tailings pond on the environment,
- work related to securing the Żelazny Most tailings pond,
- continued modernisation of atmospheric protection equipment at the Głogów smelter,
- continued development of the Biechów II waste storage facility,
- construction of a copper concentrate warehouse in the charge preparation section at the Głogów smelter, and
- modernisation of the sulphuric acid plant at the Legnica and Głogów smelters.

2.4. Research and Development

R&D work is financed by the Company's internal funds. In certain cases the Company makes use of public funds. Expenditures by KGHM Polska Miedź S.A. on R&D work in 2008 amounted to PLN 5 886 thousand and were at a similar level to those in 2007. R&D work in KGHM Polska Miedź S.A. is closely connected to the Company's strategy and is aimed at:

- development and expansion of the core business,
- diversifying activities, and
- supporting the development of KGHM.

Table 14. R&D expenditures ('000 PLN)

	2006	2007	2008	Change 2007=100
Mining	3 670	4 414	3 518	79.7
Smelting	2 385	1 662	2 368	142.5
Total	**6 055**	**6 076**	**5 886**	**96.9**

Apart from research conducted at its own initiative, KGHM Polska Miedź S.A. participated in realisation of the integrated project „BioMinE", as part of the 6th framework program of the European Union, consisting of research into the use of bioleaching for the recovery of useful metals from copper ore, concentrates and floatation tailings.

Another permanent part of the innovation process is expenditures on feasibility studies and analysis in the research process (academic-technical expertise), on which PLN 11 959 thousand was spent in 2008.

The main areas of research with respect to technological innovation in future years in mining will include:

- new methods for researching copper ore deposits and forecasting and managing the occurrence of associated and co-associated metals,
- optimalisation of existing applied technology for selected deposits and searching for new solutions in this regard for mining thin and/or thick deposits,
- improving safety during mining operations under conditions of associated threats,
- optimalisation of processing in terms of an increasing number of recovered useful elements and reducing costs,
- searching for possibilities to reduce production costs, improve the use of machinery and equipment and the consumption of materials and energy,
- research into technically and economically justified technologies enabling a reduction in the amount of stored waste using the hydrotechnical method,
- ensuring the safe operation of the Żelazny Most tailings pond,

and in smelting:

- research into the usefulness of new technological solutions for the smelters of KGHM, in order to reduce processing costs,
- minimalisation of the Company's environmental impact, including through the management of Pb and As which degrade the efficiency of smelter processes,
- searching for possibilities to manufacture new products.

3. Review of financial position

3.1. Balance sheet: assets

In comparison to the end of 2007, total assets increased by PLN 1 477 thousand, i.e. by 12%.

Table 15. Assets ('000 PLN)

	31.12.2007	31.12.2008	Change 2007=100	Structure (%)
Non-current assets	**7 431 425**	**8 703 565**	**117.1**	**62.6**
Property, plant and equipment	4 832 630	**5 515 028**	114.1	39.7
Intangible assets	74 830	**80 904**	108.1	0.6
Shares in subsidiaries	1 803 390	**1 795 013**	99.5	12.9
Investments in associates	438 559	**1 163 640**	×2.7	8.4
Deferred tax asset	160 781	**-**	x	x
Available-for-sale financial assets	32 935	**21 034**	63.9	0.2
Held-to-maturity investments	43 893	**59 545**	135.7	0.4
Derivative financial instruments	33 395	**6 501**	19.5	0.0
Trade and other receivables	11 012	**61 900**	×5.6	0.4
Current assets	**4 992 205**	**5 173 979**	**103.6**	**37.2**
Inventories	1 603 487	**1 446 802**	90.2	10.4
Trade and other receivables	772 279	**1 222 501**	158.3	8.8
Derivative financial instruments	81 444	**711 096**	×8.7	5.1
Cash and cash equivalents	2 534 995	**1 793 580**	70.8	12.9
Non-current assets held for sale	**-**	**23 020**	**x**	**0.2**
Total Assets	**12 423 630**	**13 900 564**	**111.9**	**100.0**

The value of property, plant and equipment increased in 2008 by PLN 682 398 thousand, and at the end of the year amounted to nearly 40% of total assets. The increase in this asset item is mainly due to realisation of the tangible investments program. Capital expenditures in 2008 amounted to PLN 1 139 875 thousand, i.e. more than twice as much as depreciation, which amounted to PLN 469 156 thousand.

In non-current assets, significant position is assets related to subsidiaries and associates. The total value of shares amounted to PLN 2 958 653 thousand, i.e. 21% of total assets at the end of 2008. The increase in the value of these shares in 2008 was PLN 716 704 thousand, and is the result of equity investments and impairment losses, including primarily:

- Polkomtel S.A. - acquisition of a block of shares from TDC Mobile International A/S (currently TDC A/S) for PLN 726 390 thousand,
- PeBeKa S.A. - acquisition of shares in the increased share capital in the total amount of PLN 33 815 thousand, (the funds from this increase in share capital were used for the purchase of mining machinery),
- Energetyka sp. z o.o. - an increase in share capital due to the expansion of power generation capacity. The amount of the increase was PLN 27 317 thousand,
- Dialog S.A. - an impairment losses on shares of PLN 75 057 thousand, accounted for by KGHM at 31 December 2008.

Available-for-sale financial assets in the amount of PLN 21 034 thousand represented shares in unlisted companies (PLN 9 770 thousand) and in the investment fund AIG (PLN 11 264 thousand). Held-to-maturity investments were all in respect of the Mine Closure Fund (PLN 59 545 thousand).

The largest item of current assets was cash and cash equivalents. In 2008 unallocated funds were mainly invested in short-term bank deposits of up to three months. In addition the Company invested in shares in investment funds, which represented up to 7% of the value of cash and cash equivalents. These assets were sold in October 2008.

The value of cash and cash equivalents amounted to PLN 1 793 580 thousand, and decreased during the year by PLN 741 415 thousand (29%), mainly due to expenditures related to the acquisition of shares, property, plant and equipment and to the payment of a shareholder dividend of PLN 1 800 000 thousand.

The value of inventories at the end of 2008 was PLN 1 446 802 thousand, including:

- semi-products and work in progress - PLN 1 061 660 thousand,
- finished goods - PLN 238 755 thousand
- material inventories – PLN 143 597 thousand.

Inventories decreased by 156 685 thousand, i.e. by 10% versus the end of 2007. Inventories fell with respect to semi-products and work in progress, and finished goods. This is related to a decrease in the volume of copper in concentrate inventories by 4 thousand t and finished goods from Cu by 10 thousand t. Also of significance was the revaluation of inventories to actual sale prices at the end of 2008. The value of inventories was written down by PLN 62 172 thousand.

An important item in the structure of current assets at the end of 2008 was current receivables in the amount of PLN 1 222 501 thousand, of which trade receivables amounted to PLN 520 436 thousand. The value of receivables increased during the year by PLN 450 222 thousand, mainly with respect to receivables due to unsettled derivative instruments (an increase by PLN 278 269 thousand) and non-financial receivables due to taxation, social and health insurance and other benefits (an increase by PLN 195 683 thousand). In this regard trade receivables decreased by PLN 37 439 thousand, i.e. by 7%.

Derivative financial instruments were measured at PLN 6 501 thousand in non-current assets and PLN 711 096 thousand in current assets.

Assets effectiveness ratios were at lower levels than in 2007:

Table 16. Assets effectiveness ratios

	2007	2008
Assets turnover ratio	1.0	0.8
Non-current assets turnover ratio	1.6	1.3
Current assets turnover ratio	2.4	2.2
Liquid assets turnover ratio	3.7	3.7

Ratios calculated based on end-of-year balances, pursuant to methodology described in Annex A.

3.2. Balance sheet: equity and liabilities

In 2008 the basic source for financing assets was equity, whose share in total assets increased from 72% in 2007 to 76% in 2008.

Table 17. Sources of financing assets ('000 PLN)

	31.12.2007	31.12.2008	Change 2007=100	Structure (%)
Equity	**8 965 949**	**10 591 292**	**118.1**	**76.2**
Share capital	2 000 000	2 000 000	100.0	14.4
Other reserves	13 783	518 748	×37.6	3.7
Retained earnings	6 952 166	8 072 544	116.1	58.1
Non-current liabilities	**1 439 396**	**1 640 668**	**114.0**	**11.8**
Trade and other payables	6 305	24 962	×4.0	0.2
Borrowings and finance lease liabilities	20 319	17 173	84.5	0.1
Derivative financial instruments	3 087	-	0.0	0.0
Deferred tax liabilities	-	31 516	x	0.2
Liabilities due to employee benefits	853 096	975 697	114.4	7.0
Provisions for other liabilities and charges	556 589	591 320	106.2	4.3
Current liabilities	**2 018 285**	**1 668 604**	**82.7**	**12.0**
Trade and other payables	1 510 841	1 476 088	97.7	10.6
Borrowings and finance lease liabilities	8 612	7 120	82.7	0.1
Liabilities due to current income tax	343 022	64 866	18.9	0.5
Derivative financial instruments	14 335	3 771	26.3	0.0
Liabilities due to employee benefits	66 199	73 289	110.7	0.5
Provisions for other liabilities and charges	75 276	43 470	57.7	0.3
Total equity and liabilities	**12 423 630**	**13 900 564**	**111.9**	**100.0**

The increase in equity by PLN 1 625 343 thousand was comprised of:

- the change in the revaluation reserve on cash flow hedging financial instruments and on available-for-sale financial assets (PLN 504 965 thousand), mainly due to the measurement and settlement of hedging transactions,
- the profit for 2008, less the dividend for 2007 (PLN 1 120 378 thousand).

Total non-current and current liabilities amounted to PLN 3 309 272 thousand, i.e. PLN 148 409 thousand lower than at the end of 2007. Their share in the structure of financing assets also decreased, as shown by the relation of liabilities to equity – a decrease from 39% to 31%.

The largest item was trade and other payables, totalling PLN 1 501 050 thousand, of which:

- trade payables 705 868 thousand,
- other payables 795 182 thousand,
  of which: taxation and social security PLN 183 613 thousand; accruals, mainly respecting the annual bonus, PLN 293 078 thousand.

During the year trade payables increased by 25%, while other payables decreased by 16%. As a result total payables in this regard remained at a similar level to the amount at the end of 2007.

A significant item is the liability due to employee benefits in the total amount of PLN 1 048 986 thousand, of which:

- the coal equivalent payment PLN 635 070 thousand,
- jubilee bonuses PLN 242 300 thousand,
- retirement and disability benefits PLN 171 616 thousand.

The prevailing part of provisions for liabilities (PLN 634 790 thousand - total non-current and current) is a revalued provision for decommissioning costs of mines and other facilities (PLN 602 925 thousand).

Ratios illustrating the financing of assets did not change significantly with respect to 2007.

Table 18. Assets financing ratios

	2007	2008
Coverage of assets by equity	0.7	0.8
Coverage of non-current assets by equity	1.2	1.2
Coverage of non-current assets by long-term capital	1.4	1.4
Coverage of current assets by current liabilities	0.4	0.3

Ratios calculated based on end-of-period balances, based on methodology described in Annex A.

Contingent and off-balance sheet receivables and liabilities

At 31 December 2008, contingent receivables of the Company amounted to PLN 9 858 thousand, most of which related to contested State budget issues, while off-balance sheet receivables amounted to PLN 25 195 thousand and related entirely to implementation of projects and inventions.

Contingent liabilities at the end of 2008 amounted to PLN 31 002 thousand, including due to:

- disputed issues, pending court proceedings PLN 14 185 thousand.
- guarantees granted PLN 7 170 thousand,
- preventive safety measures in respect of mine-related damage PLN 8 000 thousand,

Off-balance sheet liabilities in the amount of PLN 465 264 thousand comprised:

- payments due to perpetual usufruct of land PLN 382 163 thousand,
- liabilities due to implementation of projects and inventions PLN 61 706 thousand,
- an operating lease PLN 21 395 thousand.

3.3. Liquidity

Financial resources

The structure of the Company's cash and cash equivalents is presented in the table below:

Table 19. Structure of cash and cash equivalents ('000 PLN)

	31.12.2006	31.12.2007	31.12.2008	Change 2007=100
Cash in hand and at bank	368	1 628	110 904	×68
Other monetary assets, of which:	2 093 068	2 533 367	1 682 676	66.4
- monetary assets with a maturity up to 3 months	2 091 251	2 530 859	1 678 914	66.3
- interest on financial assets with a maturity up to 3 months	1 817	2 508	3 762	150.0
Total	**2 093 436**	**2 534 995**	**1 793 580**	**70.8**

Financial income from the depositing of periodically unallocated cash resources and financial investments is presented below:

Table 20. Financial income from the depositing of periodically unallocated cash and cash equivalents and short-term investments ('000 PLN)

	31.12.2006	31.12.2007	31.12.2008	Change 2007=100
On-demand bank deposits	119	266	253	95.1
Securities and participation units	4 264	14 019	14 644	104.5
Fixed term bank deposits	60 495	99 944	104 498	104.6
Total	64 877	114 229	119 395	104.5

The increase in financial income was due to the high level of cash and cash equivalents in the first half of 2008 and to the achieved market effectiveness of financial investments.

Periodically unallocated cash and cash equivalents deposited in fixed term bank deposits generated financial income in the amount of PLN 104 498 thousand.

From the investment of periodically unallocated cash and cash equivalents in securities and participation units in investment funds, the Company earned financial income of PLN 14 644 thousand.

Credit servicing in 2008

In 2008 KGHM Polska Miedź S.A. did not make use of external sources of financing in the form of bank loans.

In 2008 KGHM Polska Miedź S.A. made use of a loan received on 21 November 2003 from the Regional Fund for Environmental Protection and Water Management in Wrocław. Interest on this loan is fixed and amounts to an annual rate of 4%. Repayment on the final instalment of this loan in the amount of PLN 1 000 thousand is on 16 September 2010.

At 31 December 2008 the Company held liabilities due to the above-mentioned loan in the amount of PLN 7 012 thousand.

Credit facilities in current accounts

Until 28 March 2008 the Company held credit facilities in a current account in Bank Handlowy up to USD 10 000 thousand. Due to positive cash flow generated from operating activities and to its significant cash resources, the Company did not prolong this credit facilities.

Loans granted

In 2008 KGHM Polska Miedź S.A. granted loans to 3 Group companies: KGHM Congo S.P.R.L., Zagłębie Lubin S.A., and Polskie Centrum Promocji Miedzi Sp. z o.o.

At 31 December 2008 the Company held receivables due to loans granted in the amount of PLN 9 323 thousand.

KGHM Congo S.P.R.L.

In 2008 the Company granted the following loans:

- on 11 April 2008, in the amount of USD 25 thousand, with variable annual interest of LIBOR 1M + 1%, with repayment by 1 June 2008. The loan was repaid on 2 June 2008.
- on 4 November 2008, in the amount of USD 75 thousand, with variable annual interest of LIBOR 1M + 1%, with repayment by 30 November 2008. The loan was not repaid on time. An annex is planned which will defer repayment of the loan plus interest until 30 April 2009.
- on 23 December 2008, in the amount of USD 165 thousand, with variable annual interest of LIBOR 1M + 2%, with repayment of the loan plus interest by 30 April 2009.

In addition, in 2008 a loan agreement was in force in the amount of USD 800 thousand, granted on 19 June 2007 with a variable annual interest rate of LIBOR 1M + 1%, and a repayment date of no later than 15 October 2009. The amount of USD 300 thousand was repaid in the fourth quarter of 2007. The remainder of the loan in the amount of USD 500 thousand will be repaid in 10 monthly instalments of USD 50 thousand beginning on 15 January 2009 to 15 October 2009.

Zagłębie Lubin S.A.

On 15 April 2008 the Company granted a loan in the amount of PLN 7 000 thousand with annual interest of WIBOR 1M + 1.2%, with interest payable monthly and a repayment date for the principal of 31 December 2010.

Polskie Centrum Promocji Miedzi Sp. z o.o.

On 10 December 2008 the Company granted a loan in the amount of PLN 100 thousand, with annual interest of WIBOR 1M + 1.2 %, with interest payable monthly and a repayment date for the principal of 31 March 2009.

Financial guarantees and pledges granted

In 2008 KGHM PM S.A. granted no pledges or financial guarantees.

3.4. Income statement

Profit before income tax in 2008 amounted to PLN 3 553 629 thousand and was 24% lower than in the comparable prior period. Profit before income tax was impacted by ('000 PLN):

- profit on sales 3 392 376
- profit on other operating activities 203 988
- loss on financing activities (42 735)

Table 21. Income statement – basic items ('000 PLN)

	2007	2008	Change 2007=100
Sales	12 183 113	11 302 913	92.8
Operating costs	7 303 365	7 910 537	108.3
Profit on sales	**4 879 748**	**3 392 376**	69.5
Profit/(loss) on other operating activities	(197 714)	203 988	x
Operating profit	**4 682 034**	**3 596 364**	76.8
Profit/(loss) on financing activities	(26 504)	(42 735)	161.2
Profit before income tax	**4 655 530**	**3 553 629**	76.3
Profit for the period	**3 798 826**	**2 920 378**	76.9
EBITDA (EBIT + depreciation/amortisation)	*5 100 585*	*4 077 740*	*79.9*

In relation to 2007, the decrease in profit on sales is mainly due to the strengthening of the PLN from 2.77 do 2.41 USD/PLN (which decreased revenues by PLN 1 628 205 thousand) and the decrease in copper prices by 2.4% (which decreased revenues by PLN 667 299 thousand).

The result on sales was positively impacted by the transactions hedging copper prices (which increased revenues by PLN 1 171 778 thousand) and an increase in the volume of copper sales by 10.5 thousand tonnes (which increased revenues by PLN 214 322 thousand).

Table 22. Basic factors affecting the result on sales

	Unit	2007	2008	Change 2007=100
Sale of copper and copper products	'000 t	526.8	537.3	102.0
Silver sales	t	1 177	1 175	99.8
Average copper price on the LME	USD/t	7 126	6 952	97.5
Average silver price on the LBM	USD/troz	13.38	14.99	112.0
Average USD/PLN exchange rate per NBP	PLN/USD	2.77	2.41	87.0
Unit cost of electrolytic copper production	PLN/t	11 160	11 736	105.2
	USD/t	4 031	4 878	121.0

In 2008, 99% of sales represented revenues from the sale of products, of which: 45% - from the sale of cathodes and their constituent parts, 34% - copper wire rod, 12% - metallic silver. Revenues from the sale of products were lower by PLN 883 314 thousand, i.e. by 7% versus the comparable period.

The result on other operating activities of PLN 203 988 thousand was mainly due to the following (in '000 PLN):

- income from dividends 237 174
- loss on measurement and realisation of derivative instruments (212 001)
- foreign exchange gains 122 163
- interest on financial instruments income 112 839
- impairment losses on shares in a subsidiary (75 057)

The loss on financing activities of PLN (42 735) thousand was mainly due to the change in the level of provisions (unwinding of the discount effect) in the amount of PLN (38 091) thousand.

Profit before tax was charged by income tax in the amount of PLN 633 251 thousand. Current income taxation in the amount of PLN 576 428 thousand was increased by PLN 71 301 thousand due to temporary differences.

In accordance with the requirements of the tax law, the basis for taxation (taxable base) was established by the adjustment to profit before income tax („+" being an increase, „-" being a decrease in the profit before taxation):

Table 23. Adjustment to profit before income tax by the change in taxable base ('000 PLN)

Profit before income tax (gross)	**3 553 629**
- Income tax calculated at tax rates in force	675 190
- Non-taxable income	(111 015)
- Expenses not deductible for tax purposes	83 554
- Adjustments to current income tax from prior periods	(14 478)
Income tax expense	**633 251**

Financial ratios

The table below presents the basic ratios describing the economic activities of KGHM in the years 2007-2008:

Table 24. Basic ratios describing the economic activities of the Company

	2007	2008
Current liquidity	2.5	3.1
Quick liquidity	1.7	2.2
ROA - return on assets (%)	30.6	21.0
ROE - return on equity (%)	42.4	27.6
Debt ratio (%)	27.8	23.8
Durability of financing structure (%)	83.8	88.0

Liquidity ratios show the relationship of current assets, or their more liquid part, to current liabilities. The increase in the liquidity ratios was mainly due to a decrease in current liabilities by 17%.

The decrease in the financial result by 23% alongside the increase in total assets by 12% caused a decrease in the return on assets (ROA). The decrease in the return on equity (ROE) is due to an increase in equity by 18% alongside a decrease in the financial result.

The decrease in the debt ratio was due to an increase in the share of equity in equity and liabilities from 72% in the prior year to 76% in 2008. The increase in equity also had a major impact on increasing the durability of financing structure.

Capital market ratios.

The Company's activities are characterised by the following ratios, significant from an investor's point of view:

Table 25. Capital market ratios

		2007	2008
EPS (PLN)	Profit (loss) for the period / number of shares	18.99	14.60
P/CE	Price per share / financial surplus per share*	5.0	1.7
P/E	Price per share / earnings per share	5.6	1.9
MC/S	Market capitalisation**/ revenues from sales	1.7	0.5
P/BV	Price per share / book value per share***	2.4	0.5

** Financial surplus = profit for the period + depreciation.*
*** Market capitalisation represents total shares outstanding times share price from the last day of the year (200 million shares x PLN 105.80 in 2007; PLN 28.12 in 2008).*
**** Book value equals that of the balance sheet date.*

3.5. Operating costs

The Company's operating costs are decisively impacted by the costs of electrolytic copper production.

Table 26. The unit cost of electrolytic copper production

	Unit	2006	2007	2008	Change 2007=100
Total unit cost of copper production	PLN/t	10 497	11 160	11 736	105.2
	USD/t	3 381	4 031	4 878	121.0
of which: from own concentrates	PLN/t	8 185	9 313	10 797	115.9

The total unit cost of copper production increased by 576 PLN/t, i.e. by 5%, mainly due to:

- the increase in costs by type, of which:
  - costs of materials, fuel and energy (+432 PLN/t),
  - contracted mine preparatory work (+223 PLN/t),
  - depreciation/amortisation (+116 PLN/t),
  - labour costs, excluding actuarial provision (+79 PLN/t),
- electrolytic copper production lower by 6 thousand t (+106 PLN/t),

alongside the following factors reducing the unit cost:

- a lower value of external copper-bearing materials used (-439 PLN/t),
  The decrease in average prices for external copper-bearing materials from 19 685 PLN/t *Cu to 14 946* PLN/t *Cu (-959* PLN/t*) was partially compensated by a 13 thousand t increase in Cu volume consumption (+520* PLN/t*).*
- the favourable valuation of anode slimes (-114 PLN/t) mainly due to the increase in the price of gold by 18%.

The cost of copper production from own concentrates increased by 1 484 PLN/t, i.e. by 16%, which was primarily due to the above-mentioned increase in costs by type and the decrease in the volume of copper production from own concentrate by 4% (19 thousand t).

The cost of copper production represents 93% of total costs by type. The structure of costs by type is shown in the table below:

Table 27. Structure of costs by type (%)

	2006	2007	2008
Depreciation/Amortisation	5	6	6
Materials and energy consumption	51	45	44
including external copper-bearing materials	*32*	*23*	21
External services	12	12	13
Labour costs	27	32	31
Taxes and charges	4	4	4
Other	1	1	1

In 2008 total costs by type increased versus the prior year by PLN 549 232 thousand, i.e. by 8%, mainly due to an increase in the following costs (in '000 PLN):

- consumption of materials (excluding purchased copper-bearing materials), fuels and energy — 204 601
- external services, including mainly mine preparatory work — 150 008
- labour costs, including mainly provisions for future employee benefits — 111 079
- depreciation/amortisation — 62 825
- write-down of inventories — 60 784

alongside a decrease in the costs of purchased copper-bearing materials consumed by PLN 49 549 thousand.

3.6. Unusual events impacting the financial results of the Company

The results of the Company were impacted by decisions related to the recognition in the accounts of 2008 of the following events of an unusual character:

Table 28. Major unusual events impacting the financial results of the Company ('000 PLN)

	impact on profit before income tax
Provisions recognised or increased for future expenses and liabilities, due to:	
– revaluation of provisions for future employee benefits – retirement/disability rights, jubilee awards and coal equivalent payments	(129 691)
– revaluation of provisions for decommissioning costs of mines and other facilities	(38 802)
Measurement of long and short term financial assets	
– result of measurement and realisation of derivative instruments	(212 001)
– impairment loss on shares in a subsidiary	(75 057)
Allowances for impairment on receivables and impairment losses on property, plant and equipment (or their reversal)	
– allowances for impairment of other receivables together with interest (excess of allowances reversed over recognised)	5 033
– write-down of inventories to net realisable value	(61 095)

3.7. Risk management in the Company in 2008

In 2008 copper price hedging strategies represented approx. 35% (in 2007 25%) of sales of this metal realised by the Company. In the case of silver they amounted to approx. 32% (in 2007 6%). In the case of the currency market, hedged revenues from sales represented approx. 11% (in 2007 10%) of total revenues from sales realised by the Company.

In 2008 transactions in derivative instruments entered into on the metals market were settled with a positive result, while currency hedging transactions were settled with a negative result. The impact of all transactions in derivative instruments on the income statement amounted to PLN 367 990 thousand (in 2008: PLN (748 680) thousand), of which:

- revenues from sales were adjusted by PLN 579 991 thousand (in 2007 PLN (435 533) thousand) – being the amount transferred from revaluation reserve to profit and loss in the financial period,
- PLN (99 575) thousand (in 2007 PLN (47 165) thousand) adjusted other operating costs – loss from the realisation of derivative instruments,
- PLN (112 426) thousand (in 2007 PLN (265 982) thousand) adjusted other operating costs - loss from the measurement of derivative instruments. The adjustment of other operating costs due to the measurement of derivative transactions results mainly from changes in the time value of options which are to be settled in future periods. Due to the existing hedge accounting regulations, changes in the time value of options may not be recognised in the revaluation reserve.

In 2008, the Company implemented copper price hedging strategies of a total volume of 99 thousand tonnes and a maturity falling in the fourth quarter of 2008 and the first half of 2009. The Company made use of options. Additionally, during this period the Company implemented adjustment hedge transactions of a total volume of 24.8 thousand tonnes and a maturity falling in 2008 and 2009.

In the case of the silver market, during the analysed period no strategies were implemented to hedge the price of this metal. In 2008 adjustment hedge transactions were implemented on the silver market of a total volume of 643 thousand troz and a maturity falling in January 2008.

In the case of the forward currency market, in 2008 the Company implemented strategies hedging the USD/PLN rate for an amount of USD 1 374 million and a time horizon falling in the fourth quarter of 2008 and in 2009. The Company made use of options. During the analysed period there were no adjustment hedge transactions implemented on the currency market.

The Company remains hedged for a portion of copper sales planned in the first half of 2009 (63 thousand t), for a portion of silver sales planned in 2009 (9.6 million troz). With respect to revenues from sales (currency market) the Company holds a hedged position in 2009 of USD 924 million.

The Company continuously monitors the commodity and currency markets, and these monitoring activities are the basis for taking decisions on implementing hedging strategies.

At 31 December 2008, the fair value of open positions in derivative instruments amounted to PLN 713 826 thousand, of which PLN 717 597 thousand was in respect of the fair value of hedging instruments, while PLN (3 771) thousand was in respect of the fair value of traded derivative instruments. The fair value of transactions settled on 5 January 2009 in the amount of PLN 251 751 thousand was recognised in other financial receivables. The fair value of open positions in derivative instruments varies in dependence on changes in market conditions, and the final result on these transactions may vary significantly from the amounts described above.

At 31 December 2008, the revaluation reserve amounted to PLN 627 757 thousand, all of which respected the effective part of the amount from the measurement of transactions hedging the metals price risk.

At the end of 2007 the revaluation reserve from measurement of the effective portion of the fair value of hedging instruments amounted to PLN 9 895 thousand.

During 2008 the change in the revaluation reserve (an increase) amounted to PLN 617 862 thousand. This amount is comprised of changes in fair value during the period recognised in the revaluation reserve due to the effective portion of hedging transactions entered into, i.e. an increase in the revaluation reserve by PLN 1 197 853 thousand, and the amount transferred from the revaluation reserve to profit and loss due to the settlement of hedging transactions, a decrease in the revaluation reserve by PLN 579 991 thousand (an adjustment in plus of revenues from sales for 2008).

Details of the risk management policy in the Company together with identification of the main types of risk can be found in Notes 9, 27 and 28 of the financial statements.

3.8. Contested issues

At 31 December 2008, the total value of ongoing contested issues both by and against the Company amounted to PLN 192 856 thousand, including receivables of PLN 116 171 thousand and liabilities of PLN 76 685 thousand.

The largest proceedings being pursued by the Company at the end of 2008 related to the following:

- royalties for use of a patent from invention project nr 1/97/KGHM.

  Value of amount under dispute: PLN 42 413 thousand. The claim was filed with the Regional Court in Legnica on 26 September 2007 by 14 co-authors of invention project nr 1/97/KGHM. KGHM Polska Miedź S.A. received a summons on 14 January 2008. Each of the plaintiffs in this complaint is demanding compensation equivalent to the given plaintiff's share in the economic effects achieved.

  On 21 January 2008 the Company filed a counter claim against these same 14 project co-authors for payment of erroneously paid remuneration for the said patent in the amount of PLN 25 195 thousand due to use of invention project nr 1/07/KGHM. The court has combined both of these claims for mutual hearing. Proceedings are in progress.

By a decision of the Regional Court in Legnica dated 29 August 2008 dismissing a claim for the payment of compensation in the amount of PLN 11 839 thousand, the proceedings against KGHM Polska Miedź S.A. initiated by BOBMARK INTERNATIONAL Sp. z o. o. in Warsaw have concluded. This decision is legally binding.

Following the end of financial year 2008, on 22 January 2009 the Company received the complaint of 13 co-authors of project nr 2/97/KGHM for the payment of royalties in the amount of PLN 11 760 thousand.

4. Realisation of Company development assumptions

4.1. Company Strategy

In the second half of 2008 the Management Board of KGHM Polska Miedź S.A. began work on the development of assumptions to the Strategy of the Company for the years 2009 - 2018. The developed Strategy of KGHM Polska Miedź S.A. for the years 2009 - 2018 was approved by the Supervisory Board of the Company on 23 February 2009.

By realising the Strategy, KGHM will become a major, global copper producer and increase annual copper production to approx. 700 thousand tonnes. It is assumed that total expenditures on the realisation of new projects will amount to approx. PLN 19.8 billion over 10 years.

The Strategy for the years 2009-2018 is based on 5 pillars:

1. **Improving productivity**, aimed at halting increases in the unit cost of production, which will include, among others:

- investments in new technology, including combines for the mechanical mining of ore and the construction of a flash furnace,
- modernisation of existing infrastructure, including intensifying replacement of mining machinery,
- optimalisation of production procedures and organisation, including centralising purchasing and intensifying mine development work.

2. **Developing the resource base**, aimed at increasing the annual production of copper in concentrate to approx. 700 thousand tonnes, which assumes:

- further work on developing and mining the Głogów Głęboki–Przemysłowy deposit,
- developing the system for mining ore at depths below 1200 meters,
- investments in foreign mining assets,
- searching for new local deposits: further exploration of the possibilities of mining the region of Radwanice - Gaworzyce,
- exploring and documenting the region of Weisswasser (Germany), exploratory work in regions adjacent to the deposits of KGHM,
- intensifying the processing of scrap.

3. **Diversifying sources of revenues**, which assumes:

- continued investment in the telecoms sector,
- gradual entrance into the power sector.

The goal is for around 30 % of revenues to come from non-core business activities.

4. **Regional support**, to help solidify the importance of the Company for the region, which assumes:

- creating jobs and developing regional activities,
- developing regional entrepreneurship,
- protecting the environment as well as the health of employees and of the local community,
- supporting sport and the arts and sciences in the region.

5. **Developing organisational know-how and capabilities**, which assumes:

- introducing management mechanisms through goals,
- implementing staff development programs,
- creating a transparent Group structure.

Implementing the Strategy in the short term will improve the cost competitiveness of KGHM on global copper markets. In the mid-term (up to 10 years), as a result of development of the resource base, the Company will become a major, global copper producer. Over the long term, diversification and investment in the power sector will enable KGHM Polska Miedź S.A. to become an international copper group with diversified sources of income.

4.2. Realisation of financial forecasts for 2008

In a current report dated 27 March 2008 the Company published the Budget assumptions for 2008 approved by the Supervisory Board on the same day. The Budget assumed the achievement in 2008 of revenues from sales in the amount of PLN 11 193 million and profit for the period of PLN 2 920 million.

Details of the basic assumptions, forecast results and their realisation are presented below:

Table 29. Realisation of the projected financial results of the Company for 2008

		Budget 2008	Execution 2008	Realisation of forecast %
Sales	**million PLN**	**11 193**	**11 303**	**101.0**
Profit for the period	**million PLN**	**2 904**	**2 920**	**100.6**
Average annual copper prices	USD/t	7 100	6 952	97.9
	PLN/t	17 750	16 754	94.4
Average annual silver prices	USD/troz	15.00	14.99	99.9
USD/PLN exchange rate	USD/PLN	2.50	2.41	96.4
Electrolytic copper production	'000 t	512.0	526.8	102.9
of which from external copper-bearing materials	'000 t	93.5	105.1	112.4
Silver production	t	1 110	1 193	107.5
Unit electrolytic copper production cost	PLN/t	12 455	11 736	94.2
Capital expenditure	million PLN	1 637	1 140	69.6

Realisation of the forecast financial results despite the less favourable-than-forecast macroeconomic conditions was possible thanks to a 5.2% higher sales volume and to the hedging policy realised in 2008.

The unit cost of electrolytic copper production in 2008 amounted to 11 736 PLN/t which is 5.8% lower than assumed (12 455 PLN/t). The main reasons for the more favourable-than-forecasted level of unit cost were: the lower price of external copper-bearing materials used in production and the higher-than-planned level of electrolytic copper production.

4.3. Projected Company financial situation

On 23 February 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the Budget for 2009. The basis for preparation of the Budget were the preliminary results for 2008 and the assumptions contained in specific operating plans. The accepted Budget assumes the achievement in 2009 of revenues from sales in the amount of PLN 7 048 million and profit for 2009 of PLN 488 million.

Details of the basic assumptions of the Budget for 2009 are presented below:

Table 30. Company Budget assumptions for 2009

	Unit	2008	Budget 2009	Change 2008=100
Sales	**million PLN**	**11 303**	**7 048**	**62.4**
Profit for the period	**million PLN**	**2 920**	**488**	**16.7**
Average annual copper price	USD/t	6 952	**3 200**	46.0
	PLN/t	16 754	**9 280**	55.4
Average annual silver price	USD/troz	14.99	**10.00**	66.7
USD/PLN exchange rate	USD/PLN	2.41	**2.90**	120,3
Electrolytic copper production	'000 t	526.8	**512.3**	97.2
of which from external copper-bearing materials	'000 t	105.1	**98.5**	93.7
Silver production	t	1 193	**1 125**	94.3
Total unit cost of	PLN/t	11 736	**10 466**	89.2
electrolytic copper production	USD/t	4 878	**3 609**	74.0
Capital expenditure	million PLN	1 140	**1 235**	108.3
Equity investments	million PLN	793	**939**	118.4

The macroeconomic assumptions used result from the assumed weakness in the metals market, alongside cautious assumptions with respect to the PLN exchange rate.

The expected decrease in electrolytic copper production is mainly due to the planned maintenance halt in the Głogów smelter and a lower volume of external copper-bearing materials.

The decrease in the level of total planned unit copper production cost in 2009 (10 466 PLN/t Cu) results mainly from the lower cost of external copper-bearing materials.

The investment program assumed in the Budget is aimed at realisation of the following goals:

- replacing worn-out assets and maintaining production over the long term from domestic resources (the technical infrastructure of new mining regions),
- improving productivity through realisation of projects resulting in reducing core business costs,
- additional revenues from new production.

The main element in planned equity investments is the acquisition of a foreign mine, in order to expand the resource base of KGHM Polska Miedź S.A., along with investments in the power sector.

In addition, the Budget for 2009 includes undertaking of ad hoc actions aimed at reducing costs and increasing productivity. The Budget assumes the realisation of programs, begun in 2008, for reducing costs and increasing productivity in the main operating areas of the Company and Group. One of these is the program to centralise purchasing throughout the Group, which it is cautiously expected should in 2009 bring about savings on the order of at least PLN 200 million.

Due to the assumptions of the investment program and the anticipated global economic weakness, the Budget for 2009 assumes leaving all the profit for 2008 in the Company. During the period whilst economic conditions were positive, KGHM Polska Miedź S.A. paid an above-average dividend to its shareholders - altogether PLN 7.2 billion for the years 2005-2007, in accordance with the practice that extraordinary profits during the peak phase of the raw materials prices cycle are allocated to shareholders in the form of progressive dividends.

The final decision respecting the appropriation of profit of KGHM Polska Miedź S.A. for financial year 2008 will be made by the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.

Currently the USD/PLN exchange rate is more favourable than that assumed in the Company Budget for 2009 (3.46 USD/PLN after nearly the first three months of 2009). Worthy of note is the fact that over the last several months the variability of the USD/PLN exchange rate as well as of metals prices has increased by several times, which significantly increases the difficulty of the process of planning the financial results of the Company.

The Budget for 2009 contains prudent assumptions in terms of the USD/PLN rate as compared to current rates. Should the USD/PLN exchange rate remain at current or higher levels to the end of the financial year, with copper prices higher than that assumed in the Budget, the financial results will be better than those projected.

The sensitivity of the profit for the period projected in the 2009 Budget to basic macroeconomic factors is as follows:

- a change in the copper price by 100 USD/t would cause a change in profit for the period by PLN 84 million,
- a change in the exchange rate by PLN 0.05 would cause a change in profit for the period by PLN 70 million.

These sensitivities reflect: changes in the value of product sales of the Company, the effects of transactions hedging the price of copper, silver and the exchange rate, and changes in the value of purchased copper scrap, copper concentrates and blister copper.

Due to the use of options strategies, it may not be assumed that changes in results related to changes in prices and exchange rates will be a linear function.

5. The Company on the securities markets

5.1. Company quotations in 2008

In July 1997 KGHM Polska Miedź S.A. debuted on the Warsaw Stock Exchange. The shares of the Company are traded on the primary market in a continuous trading system, and are a component of the WIG and WIG20 indices. The Global Depositary Receipts of the Company (GDRs) have been traded since July 1997 on the London Stock Exchange.

In 2008 the main indices of the Warsaw Stock Exchange decreased in value. The WIG index decreased by 51%, and the WIG20 decreased by 48%. The share price of KGHM Polska Miedź S.A. at the close of trading on 31 December 2008 was PLN 28.12 and was 73% lower than on the last trading day of the prior year. The share price of the Company in 2008 compared to the WIG index is shown in the chart below:

Chart 2. Share price of KGHM Polska Miedź S.A. versus the WIG index in 2008


KGHM shares (PLN)
WIG index ('000 points)
120
100
80
60
40
20
60
50
40
30
20
KGHM
WIG
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII

Key share price data of KGHM Polska Miedź S.A. on the Warsaw Stock Exchange in the years 2006-2008 is presented in the following table:

Table 31. Key share price data of the Company on the Warsaw Stock Exchange

	Unit	2006	2007	2008
Number of shares issued	million	200	200	200
Closing price from the last day of trading in the year	PLN	89.00	105.80	28.12
Market value of the Company at year's end	million PLN	17 800	21 160	5 624
Highest closing price in the year	PLN	135.00	143.00	112.00
Lowest closing price in the year	PLN	63.90	79.40	21.40
Average trading volume per session	'000	813.5	730.8	1 124.3
Dividend paid in the financial year from appropriation of profit for the prior year	PLN /share	10.00	16.97	9.00

5.2. Information on the ownership structure and on the issued shares of the Company

At 31 December 2008, the share capital of the Company, in accordance with the entry in the national Court Register, amounted to PLN 2 billion and was divided into 200 million shares, series A, having a face value of PLN 10 each. All shares are bearer shares. The Company has not issued preference shares. Each share grants the right to one vote at the General Shareholders' Meeting.

In the year ended 31 December 2008 there was no change in share capital.

There is no limitation to the transferral of ownership rights to the shares of the Company or with respect to the execution of voting rights attached to the shares of the Company, other than those generally prescribed by laws in force. The Company has not issued securities which would grant special proprietary rights in respect of the Company.

THE COMPANY ON THE SECURITIES MARKETS

At 31 December 2008, the only shareholder of the Company holding at least 5% of the share capital and simultaneously granting the right to the same number of votes at the General Shareholders' Meeting was the Polish State Treasury, which - based on an announcement dated 16 May 2007 - held 83 589 900 shares, representing 41.79% of the share capital of the Company and the same number of votes at the General Shareholders' Meeting.

The remaining shareholders of the Company (including Deutsche Bank Trust Company Americas, depositary bank in the depositary receipts program) held shares representing less than 5% of the share capital – a total of 116 410 100 shares, representing 58.21% of the share capital and the same number of votes at the General Shareholders' Meeting.

The Management Board of the Company is unaware of any agreements which could result in changes in the proportion of shares held by present shareholders in the future.

At 31 December 2008, based on information held by the Company, among management and supervisory personnel only Ryszard Kurek – a member of the Supervisory Board – owned shares of KGHM Polska Miedź S.A. (10 shares with a total nominal value of PLN 100). At 31 December 2008, the members of the Management Board and Supervisory Board of the Company did not own shares of the remaining related entities of the Company.

In 2008 the Company did not buy back any of its shares and the Company does not have an employee share incentive program.

6. Report on the application of corporate governance principles

In July 2007, the Supervisory Board of the Warsaw Stock Exchange resolved the principles of corporate governance for joint-stock companies that are issuers of shares, convertible bonds or bonds with priority rights admitted to exchange trading. These corporate governance principles as described in the document "Code of Best Practice for WSE Listed Companies" represent an annex to resolution nr 12/1170/2007 of the Supervisory Board dated 4 July 2007 and which came into force on 1 January 2008. The contents of this document are available on the official website of the Warsaw Stock Exchange under the section on corporate governance (www.corp-gov.gpw.pl), as well as on the website of the Company (www.kghm.pl) under the section on corporate governance.

KGHM Polska Miedź S.A, whose shares are listed on the Warsaw Stock Exchange, has made every effort to apply the corporate governance principles described in document „Code of Best Practice for WSE Listed Companies". The Company has endeavoured at every stage of its operations to carry out all of the recommendations respecting best practice for listed companies as well as suggestions directed to management boards, supervisory boards and shareholders.

In order to realise a transparent and effective information policy, one ensuring rapid and secure access to information for shareholders, analysts and investors, the Company made the broadest possible use of both traditional as well as modern technology for the distribution of information about the Company (recommendation I.1 of the "Code of Best Practice for WSE Listed Companies").

The Company decided not to comply with the recommended on-line transmission of general shareholders' meetings due to the lack of legal uniformity in this regard, but has registered these meetings and made them available on the Company website in both Polish and English. The efforts of the Company with regard to information policy were recognised by the Warsaw Stock Exchange. The Company received a special award for best investor communications.

In accordance with principle II.1.5 of the "Code of Best Practice for WSE Listed Companies", the Company should publish on its corporate website the received basis for proposed candidates for the Company's Supervisory Board together with the professional CVs of the candidates. The experience of the Company until now is that it has not received the required information from shareholders prior to its General Shareholders' Meetings, and therefore this information was not made available on the Company's website. Until now candidates for the Supervisory Board have been presented at the General Shareholders' Meeting. The Company makes every effort to ensure that the justifying data for the candidates is made publicly available prior to the Meeting.

6.1. General Shareholders' Meeting

The General Shareholders' Meeting of KGHM Polska Miedź S.A. is the Company's highest body. It meets in either an ordinary or an extraordinary form, based on prevailing law, the Statutes of the Company and the Regulations of the General Shareholders' Meeting. The Company's corporate documents are available on its website.

The duties of the General Shareholders' Meeting include in particular:

- examining and approving the report of the Management Board on the Company's activity and the financial statements, including the financial statements of the Company's Group, for the prior financial year,
- adopting resolutions on distribution of profits or coverage of losses,
- acknowledging fulfilment of duties performed by members of the bodies of the Company,
- changing the subject of the Company's activity,
- amending the Company Statutes,
- increasing or decreasing the share capital,
- the manner and conditions for retiring shares,
- merging, splitting and transforming the Company,
- dissolving and liquidating the Company,
- issuing convertible bonds or senior bonds,
- consenting to the disposal and lease of an enterprise or of an organised part thereof, as well as the attachment of limited property rights to same,
- all decisions relating to claims for redress of damage suffered during the establishment of the Company, or from management or supervisory activities,

- purchase of the Company's own shares, which are to be offered to employees or persons who were employed by the Company or by related companies for a period of at least three years,
- establishing principles of the renumeration of members of the Supervisory Board.

The schedule of work on organising the General Shareholders' Meetings of the Company is planned in such a way as to ensure that the obligations towards shareholders are properly met and to enable them to execute their rights.

Changes in the Company Statutes are made by the General Shareholders' Meeting in the manner and form prescribed by the Code of Commercial Companies, i.e. the introduction of changes to the Company Statutes requires a resolution by the General Shareholders' Meeting and an entry in the National Court Register.

6.2. Shareholders and their rights

At 31 December 2008, the only shareholder of the Company holding at least 5% of the share capital and simultaneously granting the right to the same number of votes at the General Shareholders' Meeting was the Polish State Treasury, which - based on an announcement dated 16 May 2007 - held 83 589 900 shares, representing 41.79% of the share capital of the Company.

The remaining shareholders (including Deutsche Bank Trust Company Americas, depositary bank in the depositary receipts program) held shares representing less than 5% of the share capital - a total of 116 410 100 shares, representing 58.21% of the share capital and the same number of votes at the General Shareholders' Meeting.
The shareholders of the Company exercise their rights in the manner and within the limits prescribed by prevailing law, the Statutes of the Company and the Regulations of the General Shareholders' Meeting.

Shareholders are entitled to exercise their voting rights during General Shareholders' Meetings either personally or through a representative. Each share grants the right to one vote. There is no limitation to the transferral of ownership rights to the shares of the Company or with respect to the execution of voting rights attached to the shares of the Company, other than those generally prescribed by laws in force. The Company has not issued securities which would grant special proprietary rights in respect of the Company.

The Company has a depositary receipts program. The representative of the owners of GDRs at the General Shareholders' Meeting is the Depositary Bank, which executes its voting rights through its representative, in accordance with the instructions issued by the owners of the said GDRs and in accordance with the principles of the Depositary Agreement entered into with the Company.

6.3. Supervisory Board

The Supervisory Board of KGHM Polska Miedź S.A. is the permanent supervisory body of KGHM Polska Miedź S.A., in all of the Company's functional areas. The Supervisory Board is comprised of 7 to 10 members, appointed by the General Shareholders' Meeting, of which 3 members are elected by the Company's employees. The members of the Supervisory Board are appointed for a mutual term of office, which lasts three years. The Supervisory Board operates on the basis or prevailing law, the Statutes of the Company and the Regulations of the Supervisory Board.

On 1 January 2008 the 6th-term Supervisory Board of KGHM Polska Miedź S.A. was composed of the following persons:

- Leszek Jakubów — Chairman
- Stanisław Andrzej Potycz — Deputy Chairman
- Anna Mańk
- Remigiusz Nowakowski
- Marcin Ślęzak
- Jerzy Żyżyński

as well as the following employee-elected members:

- Józef Czyczerski — Secretary
- Leszek Hajdacki
- Ryszard Kurek

On 13 February 2008, Marcin Ślęzak submitted his resignation from membership on the Supervisory Board.

On 14 February 2008, the Extraordinary General Shareholders' Meeting dismissed the following people from the Supervisory Board: Leszek Jakubów, Anna Mańk, Remigiusz Nowakowski, Stanisław Andrzej Potycz and Jerzy Żyżyński, and appointed the following people to the Supervisory Board: Marcin Dyl, Arkadiusz Kawecki, Jacek Kuciński, Marek Panfil, Marek Trawiński and Marzenna Weresa.

At its meeting on 25 February 2008 the Supervisory Board appointed Marek Trawiński as Chairman of the Supervisory Board, Jacek Kuciński as Vice Chairman, and Marek Panfil as Secretary.

Due to the completion of the 6th-term Supervisory Board, the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. on 26 June 2008 appointed those persons to the 7th-term Supervisory Board who had served in that position until that time.

At its meeting on 21 July 2008 the Supervisory Board re-appointed the following persons to their respective functions: Chairman - Marek Trawiński, Deputy Chairman - Jacek Kuciński and Secretary - Marek Panfil.

At 31 December 2008 the 7th-term Supervisory Board was composed of the following persons:

- Marek Trawiński Chairman
- Jacek Kuciński Deputy Chairman
- Marek Panfil Secretary
- Marcin Dyl
- Arkadiusz Kawecki
- Marzenna Weresa

as well as the following employee-elected members:

- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

Supervisory Board Committees

Under the auspices of the Supervisory Board are two committees: the Auditing Committee and the Remuneration Committee. These committees assist the Supervisory Board with respect to preparing evaluations and opinions and the taking of other actions aimed at decision-making by the Supervisory Board.

The Auditing Committee is responsible for supervision in the areas of financial reporting, the internal control system, risk management and internal and external audits. The Remuneration Committee is responsible for supervising the realisation of contracts signed with the Management Board, the remuneration system and benefits paid out in the Company and Group, training and other benefits provided by the Company, as well as audits performed by the Supervisory Board in this regard.

The rights, scope of action and manner of work of these Committees are described by regulations approved by the Supervisory Board.

The specific duties and composition of the Committees are as follows:

Auditing Committee

In accordance with the Regulations of the Supervisory Board the duties of the Auditing Committee are as follows:

- supervision, on behalf of the Supervisory Board, of the process of financial reporting in the Company, including the process of reporting to the Supervisory Board,
- analysis and/or evaluation of the accounting principles applied in the Company,
- the review of transactions with parties related to the Company, and of unusual transactions,
- the analysis and monitoring of post-control conclusions arising from the risk management process,
- conduct of the process of selecting independent auditors to audit the financial statements of the Company in order to recommend their acceptance by the Supervisory Board, and participation in commercial negotiations prior to the Company signing a contract with an auditor,
- continuous co-operation with the independent auditor of the Company during the review, analysis and formulation of conclusions from the review and opinion of the auditor respecting the financial statements, the auditor's letter to the Management Board and/or Supervisory

Board, and the preparation of draft statements and evaluations required by the by-laws for Company bodies and other administrative institutions,
- providing an opinion on the internal auditing plan and the internal auditing regulations of the Company, and of changes of the director of internal auditing,
- analysis of the conclusions reached and the recommendations made by an internal audit of the Company, with monitoring of the degree of implementation of these recommendations by the Management Board of the Company,
- the monitoring of decrees and Company's regulations as regards accounting, finances and hedging against commercial and financial risks, and exposure of the Company to serious harm.

On 1 January 2008 the Auditing Committee of the Supervisory Board of KGHM Polska Miedź S.A. comprised the following Members of the Supervisory Board:
- Leszek Hajdacki
- Leszek Jakubów
- Anna Mańk
- Marcin Ślęzak

Following the changes in the composition of the Supervisory Board, at 31 December 2008 the Auditing Committee of the Supervisory Board of KGHM Polska Miedź S.A. comprised the following Members of the Supervisory Board:
- Marcin Dyl
- Marek Panfil
- Marzenna Weresa

Remuneration Committee

In accordance with the Regulations of the Supervisory Board the duties of the Remuneration Committee are as follows:
- to carry out the recruitment and employment of members of the Management Board by developing and organising draft documents and procedures to be submitted to the Supervisory Board for their acceptance,
- to develop draft agreements and samples of other documents related to the hiring of members of the Management Board, and supervision over the realisation of the contractual obligations entered into by the parties,
- to supervise realisation of the system of remuneration of the Management Board, in particular to prepare documents related to contingent pay and premiums, in order to submit recommended changes in remuneration to the Supervisory Board,
- to monitor and make periodic analyses of the remuneration system of the management staff of the Company and, if necessary, to formulate recommendations to the Supervisory Board,
- to supervise realisation of additional benefits received by the Management Board arising from labour contracts, such as: insurance, automobiles, housing, etc.

On 1 January 2008 the Remuneration Committee of the Supervisory Board of KGHM Polska Miedź S.A. comprised the following Members of the Supervisory Board:
- Remigiusz Nowakowski
- Stanisław Andrzej Potycz
- Jerzy Żyżyński

Following the changes in the composition of the Supervisory Board, at 31 December 2008 the Remuneration Committee of the Supervisory Board of KGHM Polska Miedź S.A. comprised the following Members of the Supervisory Board:
- Leszek Hajdacki
- Arkadiusz Kawecki
- Jacek Kuciński

At the end of the year the auditing and remuneration committees submit a report of their activities to the Supervisory Board. These reports, following approval by the Supervisory Board, are made available to shareholders in the materials for the General Shareholders' Meeting.

6.4. Management Board

The Management Board conducts the business of the Company and represents it externally. The duties of the Management Board include all those matters pertaining to the functioning of the Company which have not otherwise been assigned by law or the Statutes of the Company to the duties of other Company bodies. The Management Board operates based on prevailing law, the Statutes of the Company and the Regulations of the Management Board of KGHM Polska Miedź S.A. in Lubin. The authority of the Management Board to pass decisions on the issuance or redemption of shares is statutorily limited. In accordance with the Statutes of the Company, any increase in share capital or issuance of shares or bonds requires the approval of the General Shareholders' Meeting. The Management Board of the Company does not have the authority to increase the share capital or issue the shares of the Company under conditions specified in art. 444-446 of the Code of Commercial Companies.

The Management Board is comprised of 1 to 7 persons appointed for a mutual term of office. The term of office of the Management Board lasts three years. The number of members of the Management Board is set by the Supervisory Board, which appoints and dismisses the President of the Management Board, and at his request appoints and dismisses the remaining members of the Management Board, including those serving as First Vice President and as the Vice Presidents of the Management Board. The Supervisory Board appoints and dismisses the employee-elected member of the Management Board.

During the period from 1 January 2008 to 17 January 2008 the composition of the Management Board, and the respective segregation of duties, was as follows:

- Krzysztof Skóra President of the Management Board
- Ireneusz Reszczyński I Vice President of the Management Board (Sales)
- Marek Fusiński Vice President of the Management Board (Finance)
- Stanisław Kot Vice President of the Management Board (Production)
- Dariusz Kaśków Vice President of the Management Board (Development)

At its meeting on 17 January 2008, the Supervisory Board carried out the following changes in the composition of the Management Board:

- it dismissed Krzysztof Skóra from the function of President of the Management Board
- it dismissed Dariusz Kaśków from the function of Member of the Management Board
- it appointed I Vice President of the Management Board Ireneusz Reszczyński to fill the function of President of the Management Board until the appointment of the President of the Management Board of KGHM Polska Miedź S.A.

At its meeting on 17 April 2008 the Supervisory Board appointed Mirosław Krutin as at 23 April 2008 to the position of President of the Management Board.

On 23 April 2008 the Supervisory Board carried out the following changes in the composition of the Management Board:

- the following persons were dismissed from the Management Board: Ireneusz Reszczyński, Marek Fusiński and Stanisław Kot,
- the following persons were appointed to the Management Board: Herbert Wirth and Maciej Tybura.

In addition the Supervisory Board appointed Herbert Wirth as I Vice President of the Management Board.

On 24 April 2008 the Management Board of KGHM Polska Miedź S.A. passed a resolution regarding a change in the organisational structure of the Head Office. As a result the segregation of duties of the Members of the Management Board is as follows:

- Mirosław Krutin President of the Management Board
- Herbert Wirth I Vice President of the Management Board (Production)
- Maciej Tybura Vice President of the Management Board (Finance)

At 31 December 2008 there was no change in either the composition of the Management Board or in the segregation of its duties.

6.5. Description of the basic characteristics of internal control and risk management systems applied in the Company with respect to the process of preparing financial statements and consolidated financial statements

KGHM Polska Miedź S.A. uses its many years of experience in the identification, documentation, record maintenance and control of economic operations, including in-depth audit and inspection procedures supported by modern information technology used in the registration, processing and presentation of economic and financial data.

In order to ensure truth and accuracy in the keeping of accounting records of KGHM Polska Miedź S.A. and subsidiaries of the Group, based on fixed principles, and the generation on their basis of high-quality financial data for presentation, the following has been introduced for continuous use:

- an Accounting Policy for KGHM Polska Miedź S.A. and the Group and a Sector Chart of Accounts, in accordance with International Financial Reporting Standards,
- Sector Principles of Balance Sheet Depreciation of Property, Plant and Equipment and Amortisation of Intangible Assets,
- Sector Inventorisation Instructions,

and in addition, for KGHM Polska Miedź S.A.:

- Principles for Financial Management and for an Economic System,
- Documentation for an IT system for the processing of accounting data,

as well as a variety of internal procedures respecting systems for the control and evaluation of risk arising from the activities of the Company and the Group, along with the established scope and principles of financial reporting based on International Financial Reporting Standards and other legal standards.

KGHM Polska Miedź S.A. keeps accounting records in an integrated IT system. The modular structure of this system ensures a transparent segregation of duties, uniformity of accounting records and control between ledgers: special purpose ledger, general ledger and subledgers. Access to this data at various levels and in various units is available via a well-developed reporting system. The Company and its subsidiaries continuously adapts the IT information system to changing accounting principles or other legal standards, thanks to the high operational flexibility available to the IT system modules. The technical servicing of the system is ensured by the highly-experienced specialists employed by the Company. KGHM Polska Miedź S.A. has full technical documentation of the system, both in the part meant for end-users, as well as in the configuration for setting the parameters of the system and calculation algorithms. In accordance with article 10 of the Accounting Act dated 29 September 1994, documentation of the IT accounting system is periodically updated and confirmed by the head of the units, i.e. the Management Board of the Company and management boards of subsidiaries.

The Company has introduced organisational and systemic solutions with respect to ensuring the proper use and protection of systems and data, as well as secure access to data and hardware. Access to the resources of the financial and accounting system and financial reporting – separate and consolidated is limited to the respective entitlements of authorised employees solely with respect to the duties which they carry out. Control over this access is carried out at each stage of financial statements preparation, beginning with the entering of source data, through the processing of data, to the generation of output information.

One of the primary elements of control as respects the preparation of separate and consolidated financial statements of KGHM Polska Miedź S.A. is the verification of financial statements of the Company and financial statements of subsidiaries by certified auditors. The tasks of the auditors include in particular: review of the half-year financial statements and preliminary audit and final audit of the annual financial statements. Selection of the certified auditor in the key companies of the Group is carried out from amongst renowned auditing firms, guaranteeing high standards of services and the required level of independence. In KGHM the selection of the certified auditor is carried out by the Supervisory Board, and in subsidiaries by Supervisory Boards and General Shareholders' Meetings.

The body which supervises the process of financial reporting in KGHM and which cooperates with the independent auditor is the Auditing Committee, which is appointed by the Supervisory Board of the Company. In addition, based on art. 4a of the Accounting Act dated 29 September 1994, the duties of the Supervisory Board include ensuring that the financial statements and the report on the activities of the Company meet legal standards. The Supervisory Board is required to perform this duty as set out by the Code of Commercial Companies and the Statutes of the Company. This is the final stage in the verification and auditing process performed by the independent body, ensuring the truth and accuracy of the information presented in the separate financial statements and consolidated financial statements of KGHM Polska Miedź S.A.

A significant element of risk management with respect to the process of preparing financial statements of KGHM is the internal control carried out by internal auditing and internal control.

Internal auditing operates based on the „Regulations for internal auditing in KGHM Polska Miedź S.A." approved by the Management Board of the Company and on the „Code of ethics for internal auditors in KGHM Polska Miedź S.A." – developed based on International Professional Standards in Internal Auditing Practice. Amongst the basic tasks of internal auditing are the examination and evaluation of auditing mechanisms to ensure the trustworthiness and uniformity of financial data, representing the basis for the preparation of financial statements required by law, and of management reports.

The audits performed in 2008 resulted in the identification and analysis of risk in the processes reviewed. To improve the effectiveness of the processes of risk management, auditing and governance, the effectiveness of the risk management and internal auditing systems was evaluated. In 2008 an external audit was also carried out in KGHM with respect to information security.

Internal control operates based on the „Internal Control Regulations" approved by the Management Board of the Company. Internal (institutional) control is performed by a separate department. The internal control system in KGHM is based on the principle of independence and encompasses all Company processes, including those areas which directly or indirectly affect the correctness of the financial statements. Additionally, the obligation fully remains for each employee to control their own performance, and for every level of management staff to perform their control - within supervisory-related duties.

One of the most important areas of risk to which the Group is exposed is market risk. Due to the exposure of the Group to market risk (copper and silver prices and the USD/PLN exchange rate), derivative instruments to manage this risk are used.

Organisation of the process of market risk management in the Group as regards entering and realising transactions on the derivative instruments market is based on proxy authority granted by the management boards of Group companies.

Organisation of the market risk management process in the Company separates the functions of units responsible for entering transactions on the derivative instruments market from the functions of units responsible for their authorisation, settlement and the preparation of information on the measurement of these transactions. Such an organisational structure, in accordance with best practice in risk management, permits control over the process of entering into transactions and the elimination of derivative instruments transactions unauthorised by the Management Board.

The effectiveness of the control and risk management procedures in the process of preparing financial statements of KGHM Polska Miedź S.A. may be seen in the form of the high quality of these statements, as confirmed by the opinions put forth thus far by certified auditors from their auditing of the financial statements and by the high evaluations of the recipients of these statements. In addition, KGHM Polska Miedź S.A. participates in the competition The Best Annual Report organised by the Institute of Accounting and Taxation under the patronage of the Warsaw Stock Exchange, gaining leading positions amongst listed companies. For its 2007 Annual Report, KGHM Polska Miedź S.A. was awarded first place.

Annex A: Methodology of calculating ratios used in the report

Assets effectiveness ratios

Assets turnover ratio = $\frac{\text{sales}}{\text{total assets}}$

Non-current assets turnover ratio= $\frac{\text{sales}}{\text{non-current assets}}$

Current assets turnover ratio = $\frac{\text{sales}}{\text{current assets}}$

Liquid assets turnover ratio = $\frac{\text{sales}}{\text{short term receivables + cash and cash equivalents}}$

Assets financing ratios

Coverage of assets by equity = $\frac{\text{equity}}{\text{total assets}}$

Coverage of non-current assets by equity = $\frac{\text{equity}}{\text{non-current assets}}$

Coverage of non-current assets by long-term capital = $\frac{\text{equity + non-current liabilities}}{\text{non-current assets}}$

Coverage of current assets by current liabilities = $\frac{\text{current liabilities}}{\text{current assets}}$

Economic activity ratios

Current liquidity = $\frac{\text{current assets}}{\text{current liabilities}}$

Quick liquidity = $\frac{\text{current assets - inventory}}{\text{current liabilities}}$

ROA (return on assets) = $\frac{\text{profit for the period}}{\text{total assets}} \times 100$

ROE (return on equity) = $\frac{\text{profit for the period}}{\text{equity}} \times 100$

Debt ratio = $\frac{\text{total liabilities}}{\text{equity and liabilities}} \times 100$

Durability of financing structure = $\frac{\text{equity + non-current liabilities}}{\text{equity and liabilities}} \times 100$

Annex B: Current reports of the Company published in 2009 – to the date of preparation of the annual report for 2008

After the balance sheet date the Company published the following current reports:

Acquisition of shares of „Biowind" Sp. z o.o. by „Energetyka" sp. z o.o. (6 January)

On 5 January 2009 an agreement for the acquisition of the shares of the company „Biowind" Sp. z o.o. with its registered head office in Gdańsk was entered into between „Energetyka" sp. z o.o. and two physical persons. Based on this agreement, „Energetyka" sp. z o.o. acquired 1000 shares, having a total nominal value of PLN 50 thousand, representing 100% of the shares of „Biowind" Sp. z o.o. The purchase price for the shares amounts to PLN 450 thousand.

Termination of contracts for the supply of natural gas between "Energetyka" sp. z o.o. and PGNiG S.A. (9 January)

On 10 January 2009 two contracts entered into on 1 December 2003 by a subsidiary of KGHM Polska Miedź S.A. - "Energetyka" sp. z o.o. – and Polskie Górnictwo Naftowe i Gazownictwo Spółka Akcyjna (PGNiG S.A.) for the supply of natural gas for power-generation purposes to reception terminals in Żukowice and Polkowice were terminated. Final negotiations are underway between KGHM Polska Miedź S.A./"Energetyka" sp. z o.o. and PGNiG S.A. with respect to the signing of a new contract for the supply of natural gas, among others to the reception terminals in Żukowice and Polkowice. It was established that KGHM Polska Miedź S.A. will be the party to the contract for receiving natural gas.

Acquisition of shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. by KGHM Ecoren S.A. (15 January)

On 14 January 2009 an agreement for the acquisition of the shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. was signed between KGHM Ecoren S.A. and SITA POLSKA SPÓŁKA Z OGRANICZONĄ ODPOWIEDZIALNOŚCIĄ. Based on this agreement, KGHM Ecoren S.A. acquired 380 shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. having a total nominal value of PLN 380 thousand, representing 49.67% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o. The shares were acquired for PLN 2 801 thousand. Currently KGHM Ecoren S.A. owns 100% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o.

Information from the Management Board (26 January)

The Management Board of KGHM Polska Miedź S.A., with respect to erroneous information in the market newspaper Gazeta Giełdy „Parkiet" dated 24-25 January 2009 respecting the amount of Company production hedged for 2009, announced that the amount of copper production hedged for the current year has not changed in relation to the amount disclosed in the consolidated quarterly report published on 14 November 2008, and amounts to 63 thousand tonnes in the first half of 2009.

Registration of a change in the share capital of PeBeKa S.A. (27 January)

On 15 January 2009 a change in share capital was registered for PeBeKa S.A. The share capital of PeBeKa S.A. was increased by PLN 15 100 thousand. All of the newly-created shares were acquired by KGHM Polska Miedź S.A. at face value and were paid for in cash. Currently the share capital of PeBeKa S.A. amounts to PLN 64 638 thousand. KGHM Polska Miedź S.A. owns 100% of the share capital of PeBeKa S.A.

Other information published:

- Publication dates for periodic reports in 2009 (12 January) and changes to them (5 February, 16 March),
- Approval by the Supervisory Board of the Budget for 2009 and the Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018 (23 February)

Annex C: List of tables, diagrams and charts

TABLES

DIAGRAMS

CHARTS

Signatures of all Members of the Management Board			
Date	**First name, surname**	**Position/Function**	**Signature**
27 March 2009	Mirosław Krutin	President of the Management Board	
27 March 2009	Herbert Wirth	I Vice President of the Management Board	
27 March 2009	Maciej Tybura	Vice President of the Management Board	

Consolidated annual report RS 2008

(In accordance with § 82, section 2 of the Decree of the Minister of Finance dated 19 February 2009 – Journal of Laws No. 33, point 259)

for issuers of securities involved in production, construction, trade or services activities

for the financial year **2008** comprising the period from **1 January 2008** to **31 December 2008** containing the consolidated financial statements according to International Financial Reporting Standards in PLN.

publication date: 2 April 2009

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	**Metals industry**
(name of issuer in brief)	(issuer branch title per the Warsaw Stock Exchange)
59 - 301	**LUBIN**
(postal code)	(city)
M. Skłodowskiej – Curie	**48**
(street)	(number)
(48 76) 74 78 200	**(48 76) 74 78 500**
(telephone)	(fax)
IR@BZ.KGHM.pl	**www.kghm.pl**
(e-mail)	(website address)
692–000–00-13	**390021764**
(NIP)	(REGON)

Ernst & Young Audit Sp. z o.o.
(entity entitled to audit financial statements)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	year 2008 period from 1 January 2008 to 31 December 2008	**year 2007** period from 1 January 2007 to 31 December 2007	**year 2008** period from 1 January 2008 to 31 December 2008	**year 2007** period from 1 January 2007 to 31 December 2007
I. Sales	12 654 885	13 494 128	3 582 822	3 572 900
II. Operating profit	3 186 362	4 526 953	902 115	1 198 621
III. Profit before income tax	3 396 447	4 756 887	961 594	1 259 502
IV. Profit for the period	2 765 866	3 935 516	783 065	1 042 024
V. Profit for the period attributable to shareholders of the Parent Entity of the Group	2 766 179	3 934 559	783 154	1 041 771
VI. Profit for the period attributable to minority interests	(313)	957	(89)	253
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	13.83	19.67	3.92	5.21
IX. Net cash generated from operating activities	2 959 725	4 680 129	837 951	1 239 178
X. Net cash used in investing activities	(1 919 124)	(811 108)	(543 338)	(214 761)
XI. Net cash used in financing activities	(1 827 363)	(3 335 447)	(517 359)	(883 141)
XII. Total net cash flow	(786 762)	533 574	(222 746)	141 276
	At 31 December 2008	**At 31 December 2007**	**At 31 December 2008**	**At 31 December 2007**
XIII. Non-current assets	9 113 159	7 932 257	2 184 152	2 214 477
XIV. Current assets	5 856 959	5 570 957	1 403 739	1 555 265
XV. Non-current assets held for sale	29 987	184	7 187	51
XVI. Total assets	15 000 105	13 503 398	3 595 078	3 769 793
XVII. Non-current liabilities	1 849 264	1 710 812	443 213	477 614
XVIII. Current liabilities	2 167 976	2 290 977	519 599	639 580
XIX. Equity	10 982 865	9 501 609	2 632 266	2 652 599
XX. Minority interest	58 360	47 621	13 987	13 295

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S OPINION AND REPORT ON ITS AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2008

Lubin, March 2009

Ernst & Young Audit sp. z o.o.
Rondo ONZ 1
00-124 Warszawa
Tel. +48 22 557 70 00
Faks +48 22 557 70 01
warszawa@pl.ey.com
www.ey.com/pl

The Polish original should be referred to in matters of interpretation.
Translation of auditors' opinion originally issued in Polish.

INDEPENDENT AUDITORS' OPINION

To Shareholders and Supervisory Board of KGHM Polska Miedź S.A.

1. We have audited the attached consolidated financial statements of KGHM Polska Miedź S.A. Group ('the Group'), for which the parent entity is KGHM Polska Miedź S.A. ('the Company') located in Lubin at M. Skłodowskiej-Curie 48, for the year ended 31 December 2008 containing:
   - the consolidated balance sheet as at 31 December 2008 with total assets amounting to 15,000,105 thousand zlotys,
   - the consolidated income statement for the year from 1 January 2008 to 31 December 2008 with a net profit amounting to 2,765,866 thousand zlotys,
   - the consolidated statement of changes in equity for the year from 1 January 2008 to 31 December 2008 with a net increase in equity amounting to 1,481,256 thousand zlotys,
   - the consolidated cash flow statement for the year from 1 January 2008 to 31 December 2008 with a net cash outflow amounting to 786,762 thousand zlotys and
   - the summary of significant accounting policies and other explanatory notes

   ('the attached consolidated financial statements').
2. The truth and fairness[1] of the attached consolidated financial statements and the proper maintenance of consolidation documentation are the responsibility of the Company's Management Board. Our responsibility was to audit the attached consolidated financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair[2].
3. We conducted our audit of the attached consolidated financial statements in accordance with the following regulations being in force in Poland:
   - chapter 7 of the Accounting Act, dated 29 September 1994 ('the Accounting Act'),
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether these financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the attached consolidated financial statements. The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management Board, as well as evaluating the overall presentation of the attached consolidated financial statements. We believe our audit has

[1] Translation of the following expression in Polish: '*rzetelność, prawidłowość i jasność*'
[2] Translation of the following expression in Polish: '*rzetelne, prawidłowe i jasne*'

provided a reasonable basis to express our opinion on the attached consolidated financial statements treated as a whole.

4. In our opinion, the attached consolidated financial statements, in all material respects:
   - present truly and fairly all information material for the assessment of the results of the Group's operations for the year from 1 January 2008 to 31 December 2008, as well as its financial position[3] as at 31 December 2008;
   - have been prepared in all material aspects correctly, i.e. in accordance with International Financial Reporting Standards as adopted by the EU;
   - are in respect of the form and content, in accordance with the legal regulations governing the preparation of financial statements.

5. We have read the 'Directors' Report for the year from 1 January 2008 to 31 December 2008 and the rules of preparation of annual statements' ('the Directors' Report') and concluded that the information derived from the attached consolidated financial statements reconciles with these consolidated financial statements. The information included in the Directors' Report corresponds with the relevant regulations of the Decree of the Minister of Finance dated 19 February 2009 on current and periodic information published by issuers of securities and conditions for recognition as equivalent the information required by laws of non-EU member states (Journal of Laws No. 33, item 259).

on behalf of
Ernst & Young Audit sp. z o.o.
Rondo ONZ 1, 00-124 Warsaw
Reg. No. 130

Marek Musiał
Certified Auditor No. 90036/7272

Jacek Hryniuk
Certified Auditor No. 9262/6958

Warsaw, 27 March 2009

[3] Translation of the following expression in Polish: '*sytuacja majątkowa i finansowa*'

CAPITAL GROUP
KGHM Polska Miedź S.A.

LONG-FORM AUDITORS' REPORT
SUPPLEMENTING THE INDEPENDENT AUDITORS' OPINION
ON THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2008

(in thousand zlotys)

I. GENERAL NOTES

1. Background

The parent entity of the KGHM Polska Miedź S.A. Group (hereinafter 'the Group' or 'the Capital Group') is KGHM Polska Miedź S.A. ('the holding company', 'the Company').
The holding company was incorporated on the basis of a Notarial Deed dated 12 September 2001. The Company's registered office is located in Lubin at M. Skłodowskiej-Curie Street 48.
KGHM Polska Miedź S.A. has a multi-divisional organisational structure, which comprises a Head Office and 10 Divisions: 3 mines (Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine), 3 smelters (Głogów Smelter, Legnica Smelter, the Cedynia Wire Rod Plant), an Ore Enrichment Plant, a Tailings Plant, a Mine-Smelter Emergency Rescue Unit, and a Data Center.

The legal antecedent of KGHM Polska Miedź S.A. was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

The holding company is an issuer of securities as referred to in art. 4 of the Regulation (EC) No 1606/2002 of the European Parliament and of the Council of the European Union of 19 July 2002 on the application of international accounting standards (EC Official Journal L243 dated 11 September 2002, page 1, polish special edition chapter 13, title 29 page 609) and, based on the article 55.6a of the Accounting Act dated 29 September 1994 (uniform text: Journal of Laws of 2002, No. 76 with subsequent amendments – 'the Accounting Act'), prepares consolidated financial statements of the Group in accordance with International Financial Reporting Standards as adopted by the EU.

The holding company was entered in the Register of Entrepreneurs of the National Court Register under no. KRS 23302 on 29 June 2001.

The Company was issued with tax identification number (NIP) 692-000-00-13 on 14 June 1993 and statistical number (REGON) 390021764 on 11 February 2000.

The principal activities of the holding company are as follows:

- the mining of non-ferrous metals ore,
- the production of copper, precious and non-ferrous metals,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal,
- waste management,
- wholesale sales based on direct or contractual payments,
- geological and exploratory activities,
- the generation and distribution of electricity and of steam and hot water, the production of gas, and the distribution of gaseous fuels through a supply network,
- telecommunication and IT activities.

(in thousand zlotys)

The operations of the Group's subsidiaries and associates include the following activities:

- telecommunication and IT activities,
- general construction services relating to mining and production structures,
- the generation and distribution of electricity,
- transport services,
- waste management,
- the production of non-ferrous metals.

As at 31 December 2008, the Company's issued share capital amounted to 2,000,000 thousand zlotys. Equity as at that date amounted to 10,982,865 thousand zlotys.

As at 27 March 2009, the ownership structure of the Company's issued share capital was as follows:

	Number of shares	Number of votes	Par value of shares (Polish zlotys)	% of issued share capital
State Treasury	83,589,900	83,589,900	10	41.79
Others (less than 5%)	116,410,100	116,410,100	10	58.21
Total	200,000,000	200,000,000	-	100.00

There were no movements in the share capital in the reporting period.

As at 27 March 2009, the holding company's Management Board was composed of:

Mirosław Krutin	- President
Herbert Wirth	- I Vice President (Development)
Maciej Tybura	- Vice President (Finance)

There were following changes in the Company's Management Board composition during the reporting period:

Krzysztof Skóra	- President, called off on 17 January 2008;
Dariusz Kaśków	- Vice President, called off on 17 January 2008;
Ireneusz Reszczyński	- Acting President since 17 January 2008, previously I Vice President, called off on 23 April 2008;
Marek Fusiński	- Vice President (Finance), called off on 23 April 2008;
Stanisław Kot	- Vice President (Production), called off on 23 April 2008;
Mirosław Krutin	- President since 23 April 2008;
Herbert Wirth	- I Vice President (Development) since 23 April 2008;
Maciej Tybura	- Vice President (Finance) since 23 April 2008.

There were no changes in the holding company's Management Board from the balance sheet date to the date of the opinion.

(in thousand zlotys)

2. Group Structure

As at 31 December 2008, the Capital Group KGHM Polska Miedź S.A. consisted of the following subsidiaries (direct or indirect):

Entity name	Consolidation method	Type of opinion	Name of authorised entity that audited financial statements	Balance sheet date
Energetyka Sp. z o.o.	Purchase accounting	qualified	Ernst & Young Audit Sp. z o.o.	31 December 2008
KGHM CUPRUM CBR Sp. z o.o.	Purchase accounting	unqualified	PKF Consult Sp. z o.o.	31 December 2008
KGHM Polish Copper Ltd.	Purchase accounting	audit in progress	Ernst & Young LLP	31 December 2008
Centrum Badań Jakości Sp. z o.o.	Purchase accounting	unqualified	Kancelaria Biegłych Rewidentów Sp. z o.o.	31 December 2008
KGHM ECOREN S.A.	Purchase accounting	unqualified	Ernst & Young Audit Sp. z o.o.	31 December 2008
Miedziowe Centrum Zdrowia S.A.	Purchase accounting	unqualified	AUDYTOR S.A.	31 December 2008
POL-MIEDŹ TRANS Sp. z o.o.	Purchase accounting	unqualified	Ernst & Young Audit Sp. z o.o.	31 December 2008
KGHM METRACO S.A.	Purchase accounting	unqualified	Ernst & Young Audit Sp. z o.o.	31 December 2008
KGHM Kupferhandelsges.m.b.H.	Purchase accounting	audit in progress	Ernst & Young Wirtschaftsprufungsges. m.b.H	31 December 2008
Telefonia Dialog S.A.	Purchase accounting	audit in progress	Ernst & Young Audit Sp. z o.o.	31 December 2008
Zagłębie Lubin S.A.	Purchase accounting	audit in progress	Ernst & Young Audit Sp. z o.o.	31 December 2008
KGHM CONGO s.p.r.l.	Purchase accounting	unqualified	M&M Partners Congo s.p.r.l.	31 December 2008
Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	Purchase accounting	audit in progress	Ernst & Young Audit Sp. z o.o.	31 December 2008
INOVA Centrum Innowacji Technicznych Sp. z o.o	Purchase accounting	unqualified	Biuro Ekspertyz i Badania Bilansów „PIAST" Sp. z o.o.	31 December 2008
Dolnośląska Korporacja Ekologiczna Sp. z o.o.	Purchase accounting	unqualified	Biuro Ekspertyz i Badania Bilansów „Piast" Sp. z o.o.	31 December 2008
INTERFERIE S. A.	Purchase accounting	unqualified	Pricewaterhouse-Coopers Sp. z o.o.	31 December 2008
DFM Zanam - LEGMET Sp. z o.o.	Purchase accounting	unqualified	Ernst & Young Audit Sp. z o.o.	31 December 2008
WFP HEFRA S.A.	Purchase accounting	unqualified	Biuro Ekspertyz i Badania Bilansów „Piast" Sp. z o.o.	31 December 2008
Walcownia Metali Nieżelaznych Sp. z o.o.	Purchase accounting	unqualified	Biuro Usług Finansowo-księgowych i Podatkowych	31 December 2008

(in thousand zlotys)

Entity name	Consolidation method	Type of opinion	Name of authorised entity that audited financial statements	Balance sheet date
			„BANKFIRM" Sp. z o.o.	
PHP Mercus Sp. z o.o.	Purchase accounting	unqualified	PKF Consult Sp. z o.o.	31 December 2008
PHU Lubinpex Sp. z o.o.	Purchase accounting	unqualified	AUDYTOR S.A.	31 December 2008
Walcownia Metali "Łabędy" S.A.	Purchase accounting	unqualified, with an emphasis of matter	Biuro Usług Finansowo-księgowych i Podatkowych „BANKFIRM" Sp. z o.o.	31 December 2008
Avista Media Sp. z o.o.	Purchase accounting	unqualified	MDDP Audyt Sp. z o.o.	31 December 2008
PMT Linie Kolejowe Sp. z o.o.	Purchase accounting	no audit obligation	no audit obligation	31 December 2008
Petrotel Sp. z o.o.	Purchase accounting	unqualified	DGA Audyt Sp. z o.o.	31 December 2008
KGHM LETIA Legnicki Park Technologiczny S.A.	Purchase accounting	unqualified	Kancelaria Doradztwa Podatkowego i Badania Bilansów „OPINIA"	31 December 2008
Vivid.pl S.A.	Purchase accounting	bankruptcy – no audit obligation	n/a	29 September 2008

As at 31 December 2008 shares in the following associates (direct and indirect) were recognised in the Group's consolidated financial statements using the equity method:

Name and registered office	Type of activity
Polkomtel S.A.	Telecommunication activities

Details of the type and impact of changes in entities included in the consolidation as compared to the prior year may be found in Note 4 of the summary of significant accounting policies and other explanatory notes ("the additional notes and explanations") to the consolidated financial statements of the Group for the year ended 31 December 2008.

3. Consolidated Financial Statements

3.1 Auditors' opinion and audit of consolidated financial statements

Ernst & Young Audit sp. z o.o. with its registered office in Warsaw, at Rondo ONZ 1, is registered on the list of entities authorised to audit financial statements under no. 130.

Ernst & Young Audit sp. z o.o. was appointed by the Supervisory Board on 19 March 2007 to audit the Group's financial statements.

Ernst & Young Audit sp. z o.o. and the certified auditor in charge of the audit meet the conditions required to express an impartial and independent opinion on the consolidated financial statements, as defined in Art. 66, clause 2 and 3 of the Accounting Act.

(in thousand zlotys)

Under the contract executed on 30 April 2007 with the holding company's Management Board, we have audited the consolidated financial statements for the year ended 31 December 2008.

Our responsibility was to express an opinion on the consolidated financial statements based on our audit. The auditing procedures applied to the consolidated financial statements were designed to enable us to express an opinion on the consolidated financial statements taken as a whole. Our procedures did not extend to supplementary information that does not have an impact on the consolidated financial statements taken as a whole.

Based on our audit, we issued an auditors' unqualified opinion dated 27 March 2009, stating the following:

"To Shareholders and Supervisory Board of KGHM Polska Miedź S.A.

1. We have audited the attached consolidated financial statements of Capital Group KGHM Polska Miedź S.A. ('the Group'), for which the holding company is KGHM Polska Miedź S.A. ('the Company') located in Lubin at M. Skłodowskiej-Curie 48, for the year ended 31 December 2008 containing:
   - the consolidated balance sheet as at 31 December 2008 with total assets amounting to 15,000,105 thousand zlotys,
   - the consolidated income statement for the year from 1 January 2008 to 31 December 2008 with a net profit amounting to 2,765,866 thousand zlotys,
   - the consolidated statement of changes in equity for the year from 1 January 2008 to 31 December 2008 with a net increase in equity amounting to 1,481,256 thousand zlotys,
   - the consolidated cash flow statement for the year from 1 January 2008 to 31 December 2008 with a net cash outflow amounting to 786,762 thousand zlotys and
   - the summary of significant accounting policies and other explanatory notes

   ('the attached consolidated financial statements').
2. The truth and fairness[1] of the attached consolidated financial statements and the proper maintenance of consolidation documentation are the responsibility of the Company's Management Board. Our responsibility was to audit the attached consolidated financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair[2].
3. We conducted our audit of the attached consolidated financial statements in accordance with the following regulations being in force in Poland:
   - chapter 7 of the Accounting Act, dated 29 September 1994 ('the Accounting Act'),
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether these financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the attached consolidated financial statements. The audit also included assessing the accounting

[1] Translation of the following expression in Polish: '*rzetelność, prawidłowość i jasność*'
[2] Translation of the following expression in Polish: '*rzetelne, prawidłowe i jasne*'

(in thousand zlotys)

principles adopted and used and significant estimates made by the Management Board, as well as evaluating the overall presentation of the attached consolidated financial statements. We believe our audit has provided a reasonable basis to express our opinion on the attached consolidated financial statements treated as a whole.

4. In our opinion, the attached consolidated financial statements, in all material respects:
   - present truly and fairly all information material for the assessment of the results of the Group's operations for the year from 1 January 2008 to 31 December 2008, as well as its financial position[3] as at 31 December 2008;
   - have been prepared in all material aspects correctly, i.e. in accordance with International Financial Reporting Standards as adopted by the EU;
   - are in respect of the form and content, in accordance with the legal regulations governing the preparation of financial statements.
5. We have read the 'Directors' Report for the year from 1 January 2008 to 31 December 2008 and the rules of preparation of annual statements' ('the Directors' Report') and concluded that the information derived from the attached consolidated financial statements reconciles with these consolidated financial statements. The information included in the Directors' Report corresponds with the relevant regulations of the Decree of the Minister of Finance dated 19 February 2009 on current and periodic information published by issuers of securities and conditions for recognition as equivalent the information required by laws of non-EU member states (Journal of Laws No. 33, item 259).".

We conducted the audit of the consolidated financial statements during the period from 2 February 2009 to 27 March 2009. We were present at the holding company's head office from 2 February 2009 to 27 February 2009.

3.2 Representations provided and data availability

The Management Board of the holding company confirmed its responsibility for the truth and fairness[4] of the consolidated financial statements and the correctness of consolidation documentation. The Board stated that it provided us with all financial statements of the Group companies included in the consolidated financial statements, consolidation documentation and other required documents as well as all necessary explanations. We also obtained a written representation dated 27 March 2009, from the Management Board of the holding company confirming that:

- the information included in the consolidation documentation was complete,
- all contingent liabilities had been disclosed in the consolidated financial statements, and
- all material events from the balance sheet date to the date of the representation letter had been disclosed in the consolidated financial statements,

and confirmed that the information provided to us was true and fair to the best of the holding company Management Board's knowledge and belief, and included all events that could have had an effect on the consolidated financial statements.

[3] Translation of the following expression in Polish: '*sytuacja majątkowa i finansowa*'
[4] Translation of the following expression in Polish: "*rzetelność ,prawidłowość i jasność*"

(in thousand zlotys)

3.3 Consolidated financial statements for prior financial year

The consolidated financial statements of the Group for the year ended 31 December 2007 were audited by Marek Musiał, Certified Auditor No. 90036/7272, acting on behalf of acting on behalf of Ernst & Young Audit Sp. z o.o. located in Warsaw, at Rondo ONZ 1 registered in the auditors' register under the number 130. The certified auditor issued an unqualified opinion on the consolidated financial statements for the year ended 31 December 2007. The consolidated financial statements for the year ended 31 December 2007 were approved by the General Shareholders' Meeting on 26 June 2008.

The consolidated financial statements of the Group for the financial year ended 31 December 2007, together with the auditors' opinion, a copy of the resolution approving the consolidated financial statements and the Directors' Report, were filed on 3 July 2008 with the National Court Register.

The introduction to the consolidated financial statements, the consolidated balance sheet as at 31 December 2007, the consolidated profit and loss account, the statement of changes in consolidated equity and the consolidated cash flow statement for the year ended 31 December 2007, together with the auditors' opinion and a copy of the resolution approving the financial statements were published on 8 December 2008 in Monitor Polski B No. 1969.

4. Analytical Review

4.1 Basic data and financial ratios

Presented below are selected financial ratios indicating the economic or financial performance of the Group for the years 2006 – 2008. The ratios were calculated on the basis of financial information included in the financial statements for the years ended 31 December 2008 and 31 December 2007 prepared in accordance with International Financial Reporting Standards adopted by EU.

	2008	**2007**	**2006**
Total assets	15,000,105	13,503,398	13,227,869
Shareholders' equity	10,982,865	9,501,609	8,513,912
Net profit/ loss	2,765,866	3,935,516	3,479,380
Return on assets (%)	18.4	29.1	26.3
Net profit x 100 / Total assets			
Return on equity (%)	29.1	46.2	54.7
Net profit x 100 / Shareholders' equity at the beginning of the period			

(in thousand zlotys)

	2008	2007	2006
Profit margin (%)	21.9	29.2	27.0
Net profit x 100 / Sales of finished goods, goods for resale and raw materials			
Liquidity I	2.7	2.4	1.8
Current assets / Short-term creditors			
Liquidity III	1.0	1.2	0.7
Cash and cash equivalents / Short-term creditors			
Debtors days	21 days	19 days	33 days
Trade debtors x 365 / Sales of finished goods, goods for resale and raw materials			
Creditors days	33 days	31 days	32 days
Trade creditors x 365 / Costs of finished goods, goods for resale and raw materials sold			
Inventory days	69 days	84 days	83 days
Inventory x 365 / Costs of finished goods, goods for resale and raw materials sold			
Stability of financing (%)	90.4	88.2	80.6
(Equity + long-term provisions and liabilities) x 100 / Total liabilities, provisions and equity			
Debt ratio (%)	26.8	29.6	35.6
(Total liabilities and provisions) x 100 / Total assets			

(in thousand zlotys)

	2008	2007	2006
Rate of inflation:			
Yearly average	4.2%	2.50%	1.00%
December to December	3.3%	4.00%	1.40%

4.2 Comments

The following trends may be observed based on the above financial ratios:

- Return on assets at the end of 2008 was 18.4% and was lower than at the end of 2007 and 2006 when it was 29.1% and 26.3%, respectively.
- Return on equity at the end of 2008 was 29.1%, compared to 46.2% at the end of 2007 and 54.7% at the end of 2006.
- Liquidity I ratio at the end of 2008 was 2.7, compared to 2.4 at the end of 2007 and 1.8 at the end of 2006. Liquidity III ratio at the end of 2008 was 1.0, compared to 1.2 at the end of 2007 and 0.7 at the end of 2006.
- Debtors days ratio in 2008 was 21 days, compared to 19 days in 2007 and 33 days in 2006.
- Creditors days ratio in 2008 was 33 days, compared to 31 days in 2007 and 32 days in 2006.
- Inventory days ratio in 2008 was 69 days, compared to 84 days in 2007 and 83 days in 2006.
- Stability of financing in 2008 was 90.4%, compared to 88.2% at the end of 2007 and 80.6% at the end of 2006.
- Debt ratio decreased in 2008 to 26.8%, compared to 29.6% in 2007 and 35.6% in 2006.

4.3 Going concern

Nothing came to our attention during the audit that caused us to believe that the holding company is unable to continue as a going concern for at least twelve months subsequent to 31 December 2008 as a result of an intended or compulsory withdrawal from or a substantial limitation in its current operations.

In Note 1 of the additional notes and explanations to the audited consolidated financial statements for the year ended 31 December 2008, the Management Board of the holding company has stated that the financial statements of the Group entities included in the consolidated financial statements were prepared on the assumption that these entities will continue as a going concern for a period of at least twelve months subsequent to 31 December 2008 and that there are no circumstances that would indicate a threat to its continued activity.

(in thousand zlotys)

II. DETAILED REPORT

1. Completeness and accuracy of consolidation documentation

During the audit no material irregularities were noted in the consolidation documentation which could have a material effect on the audited consolidated financial statements, and which were not subsequently adjusted. These would include matters related to the requirements applicable to the consolidation documentation (and in particular eliminations relating to consolidation adjustments).

2. Accounting policies for the valuation of assets and liabilities

The Group's accounting policies and rules for the presentation of data are detailed in note 2 of the additional notes and explanations to the Group's consolidated financial statements for the year ended 31 December 2008.

3. Structure of assets, liabilities and equity

The structure of the Group's assets and equity and liabilities is presented in the audited consolidated financial statements for the year ended 31 December 2008.

The data disclosed in the consolidated financial statements reconcile with the consolidation documentation.

3.1 Goodwill on consolidation and amortisation

The method of determining goodwill on consolidation, the method on determining impairment of goodwill, were presented in note 2 of the additional notes and explanations to the consolidated financial statements.

3.2 Shareholders' funds including minority interest

The amount of shareholders' funds is consistent with the amount stated in the consolidation documentation and appropriate legal documentation. Minority shareholders' interest amounted to 58,360 thousand zlotys as at 31 December 2008. It was correctly calculated and is consistent with the consolidation documentation.

Information on shareholders' funds has been presented in note 16, 17 and 18 of the additional notes and explanations to the consolidated financial statements.

3.3 Financial year

The financial statements of all Group companies forming the basis for the preparation of the consolidated financial statements were prepared as at 31 December 2008 and include the financial data for the period from 1 January 2008 to 31 December 2008, apart from subsidiary Vivid.pl S.A. whose financial data cover the period from 1 January 2008 to 29 September 2008 (date of bankruptcy).

(in thousand zlotys)

4. Consolidation adjustments

4.1 Elimination of inter-company balances (receivables and liabilities) and inter-company transactions (revenues and expenses) of consolidated entities.

All eliminations of inter-company balances (receivables and liabilities) and inter-company transactions (revenues and expenses) of the consolidated companies reconcile with the consolidation documentation.

4.2 Elimination of unrealised gains/losses of the consolidated companies, included in the value of assets, as well as relating to dividends

All eliminations of unrealised gains/losses of the consolidated companies, included in the value of assets, as well as relating to dividends reconcile with the consolidation documentation.

5. Disposal of all or part of shares in a subordinated entity

The effects of the sale of all the shares of Minova-Ksante Sp. z o.o. were disclosed in the Group's consolidated financial statements in accordance with the appropriate legal documents and consolidation documentation.

6. Items which have an impact on the group's result for the year

Details of the items which have an impact on the Group's result for the year have been included in the audited consolidated financial statements for the year ended 31 December 2008.

7. The appropriateness of the departures from the consolidation methods and application of the equity accounting as defined in International Financial Reporting Standards as adopted by the EU

During the process of preparation of the consolidated financial statements there were no departures from the consolidation methods or application of the equity accounting

8. Additional Notes and Explanations to the Consolidated Financial Statements

The additional notes and explanations to the consolidated financial statements for the year ended 31 December 2008 were prepared, in all material respects, in accordance with International Financial Reporting Standards as adopted by the EU.

9. Directors' Report

We have read the 'Directors' Report for the period from 1 January 2008 to 31 December 2008 and the rules of preparation of annual statements' ('the Directors' Report') and concluded that the information derived from the attached consolidated financial statements reconciles with these financial statements. The information included in the Directors' Report corresponds with the relevant regulations of the Decree of the Minister of Finance dated 19 February 2009 on current and periodic information published by issuers of securities and

(in thousand zlotys)

conditions for recognition as equivalent the information required by laws of non-EU member states (Journal of Laws No. 33, item 259).

10. Conformity with Law and Regulations

We have obtained a letter of representations from the Management Board of the holding company confirming that no laws, regulations or provisions of the Group entities' Articles of Association were breached during the financial year.

11. Work of Experts

During our audit we have taken into account the results of the work of the following independent experts:

- actuaries - in the area of provisions for future employee benefits;
- lawyers - in the area of claims and litigations.

on behalf of
Ernst & Young Audit sp. z o.o.
Rondo ONZ 1, 00-124 Warsaw
Reg. No. 130

Marek Musiał
Certified Auditor No. 90036/7272

Jacek Hryniuk
Certified Auditor No. 9262/6958

Warsaw, 27 March 2009

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, March 2009

DECLARATION BY THE MANAGEMENT BOARD OF KGHM POLSKA MIEDŹ S.A. ON THE ACCURACY OF THE PREPARED CONSOLIDATED FINANCIAL STATEMENTS

According to our best judgement the annual consolidated financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and give a true, fair and clear view of the material and financial position of the KGHM Polska Miedź S.A. Group and the financial result of the Group. The annual report on the activities of the Group presents a true picture of the development and achievements, as well as the condition, of the KGHM Polska Miedź S.A. Group, including a description of the basic risks and threats.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
27 March 2009	*Mirosław Krutin*	President of the Management Board	
27 March 2009	*Herbert Wirth*	I Vice President of the Management Board	
27 March 2009	*Maciej Tybura*	Vice President of the Management Board	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, March 2009

EXEMPTION NUMBER: 82-4639

DECLARATION BY THE MANAGEMENT BOARD OF KGHM POLSKA MIEDŹ S.A. REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

The entity entitled to audit financial statements, and which has audited the annual consolidated financial statements, was selected in accordance with legal provisions. This entity, as well as the certified auditors who have carried out this audit, have met the conditions for issuing an impartial and independent audit opinion, in accordance with appropriate Polish legal provisions.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
27 March 2009	*Mirosław Krutin*	President of the Management Board	
27 March 2009	*Herbert Wirth*	I Vice President of the Management Board	
27 March 2009	*Maciej Tybura*	Vice President of the Management Board	

EXEMPTION NUMBER : 82-4639

KGHM POLSKA MIEDŹ S.A.

PRESIDENT'S LETTER

Lubin, March 2009

Dear Shareholders,

I hereby present the annual consolidated financial report containing a summation of the activities of the KGHM Polska Miedź S.A. Group in 2008. The financial and economic crisis which began in the United States spread to the rest of the world in the second half of 2008. Every company has felt its painful impact.

Sales by the KGHM Polska Miedź S.A. Group in 2008 amounted to PLN 12.7 billion. Profit for 2008 amounted to PLN 2.77 billion and were lower as compared to the prior year by 30%, i.e. PLN 1.17 billion. The greatest impact on the KGHM Polska Miedź S.A. Group was from the Parent Entity. In difficult macroeconomic conditions, much worse than assumed in budget plans, KGHM Polska Miedź S.A. ended 2008 successfully. The projected financial results were realised. Company sales amounted to PLN 11.30 billion, while profit reached PLN 2.92 billion. This was one of the best financial results in the Company's history. Significant impact on the Company's financial result came from the hedging strategies implemented in 2008.

In the past year the KGHM Polska Miedź S.A. Group made the largest investment expenditures in its history, in both tangible and equity investments. Expenditures on tangible investments by KGHM Polska Miedź S.A. reached PLN 1.14 billion. This was spent primarily on development-related tasks and on replacement. PLN 793 million was allocated for equity investment, an amount five times higher than in 2007. The largest equity investments were incurred in December 2008 due to the acquisition by KGHM Polska Miedź S.A. of 980 486 ordinary registered shares of Polkomtel S.A., representing 4.78% of the share capital of this company. The purchase price for this block of shares was PLN 726 million. As a result of this transaction the ownership share of KGHM Polska Miedź S.A. in the capital of this company changed from 19.61% to 24.39%.

In 2008 the KGHM Polska Miedź S.A. Group was expanded by two entities. In August 2008 POL-MIEDŹ TRANS Sp. z o.o. founded a company under the name PMT Linie Kolejowe sp. z o.o. In November 2008 DIALOG S.A. acquired shares in PETROTEL Sp. z o.o.

The telecom assets of KGHM Polska Miedź S.A., which include Polkomtel S.A and DIALOG S.A., have a significant impact on the results of the entire Group. Polkomtel S.A., which is consistently realising a strategy of increasing its value, year after year pays a dividend to its shareholders. DIALOG S.A. continued a strategy aimed at successive increases in its subscriber base, in both voice and internet services, and therefore at increased company revenues. Last year the company recorded a loss, despite an increase in sales of over 10%, to PLN 548 million. This loss was mainly due to impairment of the company's assets, including an impairment loss on the company's property, plant and equipment. DIALOG S.A., despite strong competition from mobile operators, increased the number of its subscribers using voice services based on its own network.

At the end of 2008 the Management Board of KGHM Polska Miedź S.A. declared power and mining as significant areas of investment. Investments in energy assets involve the acquisition of new, alternative sources of energy. Investments in mining will involve the acquisition of shares in exploratory entities and mining assets in order to geographically diversify the activities of the Company.

The actions of KGHM Polska Miedź S.A. related to supporting the core business assume the realisation of projects aimed at modernising the technology of copper extraction and processing and reducing production costs. In carrying out these strategic intentions, those subsidiaries which provide services to the Divisions of KGHM Polska Miedź S.A. have developed investment plans aimed at these aspects.

In realising the strategy of increasing its value through investing in areas unrelated to the core business of KGHM Polska Miedź S.A., the company also provides equity support to other investments by the entities of the Group, aimed at strengthening their positions in those sectors in which they operate.

Tasks related to simplifying and improving the structure of the KGHM Polska Miedź S.A. Group over the next several years will involve disposing of some entities either unrelated to the core business of KGHM Polska Miedź S.A. or which are ineffective, and assuming direct supervisory control over indirectly related entities which are significant for the functioning of the core business. The creation is assumed in 2009 of a special fund for the management of selected Group entities.

The past year was difficult and full of unforeseen events. Nonetheless, the results achieved in 2008 allow us to look toward the future with cautious optimism. The stable financial condition of the Parent Entity permits the realisation of ambitious investment plans. I am convinced that the effects of these actions will lead to a significant increase in the value of the Group, as well as satisfaction by our shareholders and investors.

Mirosław Krutin

President
of the Management Board

Lubin, 27 March 2009

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

CONSOLIDATED FINANCIAL STATEMENTS FOR 2008

Lubin, March 2009

Table of contents to the consolidated financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated balance sheet

	Note	At 31 December 2008	31 December 2007
Assets			
Non-current assets			
Property, plant and equipment	6	7 136 307	6 614 352
Intangible assets	7	151 581	119 231
Investment property	8	18 083	16 517
Investments in associates	9	1 498 116	690 096
Deferred tax assets	22	188 992	320 506
Available-for-sale financial assets	10	31 213	47 155
Held-to-maturity investments	11	59 592	43 934
Derivative financial instruments	12	6 501	33 395
Trade and other receivables	13	22 774	47 071
		9 113 159	**7 932 257**
Current assets			
Inventories	14	1 608 369	1 744 495
Trade and other receivables	13	1 469 959	925 367
Current corporate tax receivables		1 741	7 377
Derivative financial instruments	12	711 127	81 622
Cash and cash equivalents	15	2 065 763	2 812 096
		5 856 959	**5 570 957**
Non-current assets held for sale	**25**	**29 987**	**184**
TOTAL ASSETS		**15 000 105**	**13 503 398**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Parent Entity			
Share capital	16	2 000 000	2 000 000
Other reserves	17	517 456	13 118
Retained earnings		8 407 049	7 440 870
		10 924 505	**9 453 988**
Minority interest		**58 360**	**47 621**
TOTAL EQUITY		**10 982 865**	**9 501 609**
LIABILITIES			
Non-current liabilities			
Trade and other payables	19	44 289	24 762
Borrowings and finance lease liabilities	20	98 055	162 909
Derivative financial instruments	12	-	3 087
Deferred tax liabilities	22	68 182	29 804
Liabilities due to employee benefits	23	1 039 423	919 923
Provisions for other liabilities and charges	24	599 315	570 327
		1 849 264	**1 710 812**
Current liabilities			
Trade and other payables	19	1 756 752	1 646 406
Borrowings and finance lease liabilities	20	192 923	113 201
Current corporate tax liabilities		65 952	343 377
Derivative financial instruments	12	4 930	14 335
Liabilities due to employee benefits	23	83 531	77 402
Provisions for other liabilities and charges	24	63 888	96 256
		2 167 976	**2 290 977**
TOTAL LIABILITIES		**4 017 240**	**4 001 789**
TOTAL EQUITY AND LIABILITIES		**15 000 105**	**13 503 398**

The notes presented on pages 7 to 89 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated income statement

	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Sales	27	12 654 885	13 494 128
Cost of sales	28	(8 489 581)	(7 578 224)
Gross profit		**4 165 304**	**5 915 904**
Selling costs	28	(225 540)	(210 044)
Administrative expenses	28	(778 127)	(737 874)
Other operating income	30	1 043 759	1 305 377
Other operating costs	31	(1 019 034)	(1 746 410)
Operating profit		**3 186 362**	**4 526 953**
Finance costs - net	32	(57 494)	(35 159)
Share of profits of associates accounted for using the equity method	35	267 579	265 093
Profit before income tax		**3 396 447**	**4 756 887**
Income tax expense	36	(630 581)	(821 371)
Profit for the period		**2 765 866**	**3 935 516**
attributable to:			
shareholders of the Parent Entity		2 766 179	3 934 559
minority interest		(313)	957
		2 765 866	**3 935 516**
Earnings per share attributable to the shareholders of the Parent Entity during the year (PLN per share)	37		
- basic		13.83	19.67
- diluted		13.83	19.67

The notes presented on pages 7 to 89 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of changes in equity

	Note	Attributable to shareholders of the Parent Entity			Attributable to minority interest	Total equity
		Share capital	Other reserves	Retained earnings		
At 1 January 2007 as previously stated		**2 000 000**	**(431 161)**	**6 648 838**	**44 725**	**8 262 402**
Prior period error		**-**	**-**	**251 473**	**37**	**251 510**
At 1 January 2007		**2 000 000**	**(431 161)**	**6 900 311**	**44 762**	**8 513 912**
Impact of cash flow hedging valuation	34.1.9	-	567 423	-	-	567 423
Fair value losses on available-for-sale financial assets		-	(6 727)	-	-	(6 727)
Deferred tax	22	-	(116 417)	-	-	(116 417)
Total income/(expenses) recognised directly in equity		**-**	**444 279**	**-**	**-**	**444 279**
Profit for the period		-	-	3 934 559	957	3 935 516
Total recognised income/(expenses)		-	**444 279**	**3 934 559**	**957**	**4 379 795**
Dividend for 2006		-	-	(3 394 000)	-	(3 394 000)
Transactions with minority interest		-	-	-	1 902	1 902
At 31 December 2007		**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
At 1 January 2008		**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
Impact of cash flow hedging valuation	34.1.9	-	617 862	-	-	617 862
Fair value gains on available-for-sale financial assets		-	7 169	-	-	7 169
Deferred tax	22	-	(120 693)	-	-	(120 693)
Total income/(expenses) recognised directly in equity		**-**	**504 338**	**-**	**-**	**504 338**
Profit for the period		-	-	2 766 179	(313)	2 765 866
Total recognised income/(expenses)		**-**	**504 338**	**2 766 179**	**(313)**	**3 270 204**
Dividend for 2007	38			(1 800 000)	(74)	(1 800 074)
Transactions with minority interest		-	-	-	11 126	11 126
At 31 December 2008		**2 000 000**	**517 456**	**8 407 049**	**58 360**	**10 982 865**

The notes presented on pages 7 to 89 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated cash flow statement	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Cash flow from operating activities			
Profit for the period		2 765 866	3 935 516
Adjustments to profit for the period	39	1 046 072	1 673 423
Income tax paid		(852 213)	(928 810)
Net cash generated from operating activities		**2 959 725**	**4 680 129**
Cash flow from investing activities			
Purchase of shares in subsidiaries, less acquired cash and cash equivalents		(28 969)	(724)
Purchase of shares in associates		(737 686)	-
Proceeds from sale of shares in associates		8 542	-
Purchase of property, plant and equipment and intangible assets		(1 331 545)	(1 182 361)
Proceeds from sale of property, plant and equipment and intangible assets	39	17 580	20 001
Proceeds from sale of investment property		-	35 924
Purchase of held-to-maturity investments		(77 796)	(278 024)
Proceeds from sale of held-to-maturity investments		77 796	297 875
Purchase of available-for-sale financial assets		(201 862)	(210 123)
Proceeds from sale of available-for-sale financial assets		208 440	267 412
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(25 481)	(43 876)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund		9 829	32 152
Expenses connected with loans granted		(100)	-
Proceeds from repayments of loans		-	305
Interest received		1 004	867
Dividends received		183 162	265 468
Expenses connected with advances granted for purchase of property, plant and equipment and intangible assets		(14 629)	(9 732)
Other investment expenses		(7 409)	(6 272)
Net cash used in investing activities		**(1 919 124)**	**(811 108)**
Cash flow from financing activities			
Proceeds connected with transactions with minority interest		-	546
Proceeds from loans and borrowings		77 702	89 733
Repayments of loans and borrowings		(85 190)	(17 166)
Payments of liabilities due to finance leases		(4 484)	(5 501)
Interest paid		(15 317)	(9 059)
Dividends paid to the shareholders of the Parent Entity		(1 800 000)	(3 394 000)
Dividends paid to the minority interest		(74)	-
Net cash used in financing activities		**(1 827 363)**	**(3 335 447)**
Total net cash flow		**(786 762)**	**533 574**
Exchange losses on cash and cash equivalents		40 429	(42 609)
Movements in cash and cash equivalents		**(746 333)**	**490 965**
Cash and cash equivalents at beginning of the period	15	**2 812 096**	**2 321 131**
Cash and cash equivalents at end of the period	15	**2 065 763**	**2 812 096**
including restricted cash and cash equivalents		2 648	3 308

The notes presented on pages 7 to 89 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Accounting policies and other explanatory information to the consolidated financial statements prepared for 2008

1. General information

Name, registered office, business activities

KGHM Polska Miedź S.A. (the "Parent Entity") with its registered office in Lubin at ul. M.Skłodowskiej-Curie 48 is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) in the National Court Register, entry no. KRS 23302 , operating on the territory of the Republic of Poland. The Parent Entity was issued with tax identification number (NIP) 692-000-00-13 and statistical REGON number 390021764.
KGHM Polska Miedź S.A. has a multi-divisional organisational structure, which comprises its Head Office and 10 Divisions: 3 mines (Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine), 3 smelters (Głogów Smelter, Legnica Smelter, the Cedynia Wire Rod Plant), Ore Enrichment Plant, Tailings Plant, Mine-Smelter Emergency Rescue Unit and Data Center. The composition of the Group was presented in Note 5.
The shares of KGHM Polska Miedź S.A. are listed on the Stock Exchange in Warsaw and - in the form of GDRs (global depository receipts) - on the London Stock Exchange (LSE). According to the classification of the Stock Exchange in Warsaw, KGHM Polska Miedź S.A. is classified under the "metals industry" sector.

The principal activities of the Group comprise:
- mining of non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

The business activities of the Group also include:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- energy production,
- telecommunication services,
- transport services, and
- activities in the areas of research, analysis and design.

Period of operation of the Group

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The Parent Entity and subsidiaries have an unlimited period of operation.
The legal antecedent of KGHM Polska Miedź S.A. was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned joint stock company in accordance with principles set forth in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Composition of the Management Board of the Parent Entity

During the period from 1 January 2008 to 17 January 2008, the composition of the Management Board of the Parent Entity and segregation of duties were as follows:

- Krzysztof Skóra	President of the Management Board
- Ireneusz Reszczyński	I Vice President of the Management Board (Sales)
- Marek Fusiński	Vice President of the Management Board (Finance)
- Stanisław Kot	Vice President of the Management Board (Production)
- Dariusz Kaśków	Vice President of the Management Board (Development).

On 17 January 2008, the Supervisory Board recalled Krzysztof Skóra from the function of President of the Management Board and Dariusz Kaśków from the function of Vice President of the Management Board and decided that the Management Board of KGHM Polska Miedź S.A. shall be comprised of three Members. The Supervisory Board has appointed Ireneusz Reszczyński, I Vice President of the Management Board as the acting President of the Management Board until the President of the Management Board is appointed.

On 17 April 2008 the Supervisory Board of the Parent Entity appointed Mirosław Krutin to the position of President of the Management Board as of 23 April 2008.

(amounts in tables in thousand PLN, unless otherwise stated)

1. General information (continuation)

On 23 April 2008 the Supervisory Board recalled from the position of Member of the Management Board - Vice President of the Management Board: Marek Fusiński, Stanisław Kot and Ireneusz Reszczyński.
Simultaneously, the Supervisory Board has appointed Herbert Wirth to the position of Member of the Management Board – I Vice President of the Management Board (Development) and Maciej Tybura to the position of Member of the Management Board - Vice President of the Management Board (Finance).

As at the date of authorisation of these financial statements for issue, the composition of the Management Board and segregation of duties were as follows:

- Mirosław Krutin President of the Management Board
- Herbert Wirth I Vice President of the Management Board (Development)
- Maciej Tybura Vice President of the Management Board (Finance)

Authorisation of the financial statements

These financial statements were authorised for issue and signed by the Management Board of the Parent Entity on 27 March 2009.

Going concern assumption

These consolidated financial statements were prepared under the assumption that Group companies will continue as going concerns in the foreseeable future. As at the date of authorisation of these financial statements, there are no circumstances that would indicate a threat to the going concern assumption by the Group companies. However, in the company DIALOG S.A. current liabilities at 31 December 2008 exceed current assets, which could be an indication of a threat to the continuation of the activities of DIALOG S.A. This high level of liabilities in DIALOG S.A. is due to the drawing of short term bank loans, which are to be repaid at the end of April 2009. DIALOG S.A. is negotiating to refinance these loans. As a result of these discussions, the bank presented a preliminary offer to refinance this debt. In the opinion of the management board of DIALOG S.A., the company will receive long term refinancing, permitting the uninterupted continuation of its activities.

In order to fully understand the financial position and the results of the activities of the Group, these consolidated financial statements should be read jointly with the separate annual financial statements of KGHM Polska Miedź S.A. for the period ended 31 December 2008. These financial statements will be available on the website of the Parent Entity www.kghm.pl on dates consistent with the current report concerning dates of publication of the annual report and the consolidated annual report for the 2008.

2. Main accounting policies

2.1 Basis of preparing financial statements

These financial statements have been prepared in accordance with the International Financial Reporting Standards approved by the European Union using the same principles for the current and comparative periods.

These financial statements have been prepared on the historical cost basis (adjusted for the effects of hyperinflation in respect of property, plant and equipment and equity), except for available-for-sale financial assets, derivative instruments and investment property, which have been measured at fair value.

The carrying amount of recognised hedged assets and liabilities is adjusted for the changes in fair value attributable to the hedged risk.

Standards and interpretations in force applied in the Group as of 1 January 2008

IFRIC 11 "IFRS 2 - Group and Treasury Share Transactions"
Application of this interpretation has no affect on the financial statements of the Group.

IFRIC 12 "Service Concession Arrangements"
Application of this interpretation has no affect on the financial statements of the Group.

IFRIC 14 "IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"
Application of this interpretation has no affect on the financial statements of the Group.

Changes to IAS 39 „Financial instruments: recognition and measurement" and to IFRS 7 „Financial instruments: disclosures"
On 13 October 2008 the International Accounting Standards Board issued amendments to IAS 39 and to IFRS 7. These amendments permit reclassification of some financial instruments out of the fair-value-through-profit-or-loss category, if they meet certain criteria. The amendments are a reaction to the exceptional state of the global economy as a result of the crisis on the financial and capital markets, and were immediately approved for use in the European Union. These amendments were published on 31 October 2008 with a retroactive date of 1 July 2008. They are only applicable prospectively and are in effect for the preparation of financial statements for 2008, but they will not affect the financial statements of the Group for 2008.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

Application of a Standard or Interpretation prior to its coming into force.

IFRIC 13 "Customer Loyalty Programmes"
On 28 June 2007, the International Accounting Standards Board published interpretation 13 Customer Loyalty Programmes. This interpretation addresses the method of accounting for payments related to the sale of goods or services included in customer loyalty programmes. This interpretation becomes effective for periods beginning on or after 1 July 2008, although earlier application is recommended. The only company in the Group which has a customer loyalty programme is DIALOG S.A. Due to the fact that IFRIC 13 was approved for use in the European Union on 16 December 2008, the Group has decided on the earlier application of this Interpretation to the financial statements for financial year 2008. The impact of this Interpretation on the consolidated financial statements of the Group is immaterial.

Standards and Interpretations published which did not come into force by the publication date of these financial statements:

IFRS 3 "Business Combinations"
The amended IFRS 3 was issued by the International Accounting Standards Board on 10 January 2008 and replaces the currently binding IFRS 3. The amended Standard is connected with the completion of the second phase of the process of converging international and American approaches to business combinations, carried out by the IASB together with the American Financial Accounting Standards Board. The amended Standard gives more detailed guidance for application of the purchase method for business combinations. The Standard becomes effective for annual periods beginning on or after 1 July 2009 and will be applied to the accounting for business combinations effected after this date.

IAS 27 "Consolidated and Separate Financial Statements"
The amended IAS 27 was published by the International Accounting Standards Board on 10 January 2008 and replaces the currently binding IAS 27. Implementation of this standard relates to the completion of the second phase of the process of converging international and American approaches to business combinations, carried out by the IASB together with the American Financial Accounting Standards Board. IAS 27 requires the recognition of changes in the share held in a subsidiary as an equity transaction. For this reason such a change does not affect goodwill, and there is no recognition of gains or losses. The amended standard also changes the manner of recognising losses incurred by a subsidiary, exceeding the value of the investment, as well as the manner of recognising loss of control over the subsidiary. The amended Standard becomes effective for annual periods beginning on or after 1 July 2009. As these changes are to be applied prospectively, they will affect future acquisitions and transactions with minority interest.

IFRIC 15 "Agreements for the Construction of Real Estate"
On 3 July 2008 the International Accounting Standards Board issued interpretation 15 "Agreements for the Construction of Real Estate". This interpretation addresses the issue of units constructed by real estate developers (both directly and through sub-contractors) and standardises the accounting of revenues from the sale of real estate units (such as apartments or houses) prior to transfer of the risk and benefits associated with the construction of the given property.
This interpretation becomes effective for periods beginning on or after 1 January 2009, and will not affect the financial statements of the Group; This interpretation had not been approved by the European Union by the publication date of these financial statements.

IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"
On 3 July 2008 the International Accounting Standards Board issued interpretation 16 "Hedges of a Net Investment in a Foreign Operation". This interpretation addresses the issue of entities which hedge their net investment in a foreign operation, and provides guidance and clarification on when, and in what manner, such hedges may be made. The main decision eliminates the possibility of applying hedge accounting to exchange differences between the functional currency of the foreign operation and the presentation currency of the parent entity's consolidated financial statements. This interpretation is in effect for periods beginning on or after 1 October 2008, and will not affect the financial statements of the Group; This interpretation had not been approved by the European Union by the publication date of these financial statements.

"Eligible Hedged Items". An amendment to IAS 39 "Financial Instruments: Recognition and Measurement"
On 31 July 2008 the International Accounting Standards Board issued an amendment to IAS 39, "Eligible Hedged Items". This amendment clarifies the principles for qualification as well as the conditions which a financial position must meet to be qualified as hedged. The changes introduced clarify how the existing principles underlying hedge accounting should be applied in two particular situations, and in particular in a situation of (1) a one-sided risk in a hedged item (i.e. changes in the cash flows or fair value of a hedged item above or below a specified price or other variable), and (2) changes in inflation representing a portion of the cash flow of a financial hedged item. The introduction of Application Guidance was necessary due to the diversity of solutions being practiced in this regard. This amendment, which requires retrospective application, will be in effect for periods beginning on or after 1 July 2009, and will not affect the financial statements of the Group.

IFRIC 17 „Distributions of Non-cash Assets to Owners"
On 27 November 2008 the International Accounting Standards Board issued interpretation IFRIC 17 „Distributions of Non-cash Assets to Owners". This interpretation is aimed at standardising practice in the accounting treatment of distribution of non-cash assets to owners. Until now existing standards did not address how an entity should measure and account for distributions of assets other than cash when it pays dividends to its owners. The interpretation provides guidance as to when a liability should be recognised, how it and any related assets should be measured and when to cease recognition of such assets and liabilities. It also explains the resulting consequences. The interpretation is effective for annual periods beginning on or after 1 July 2009 and will not affect the financial statements of the Group.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

IFRIC 18 „Transfers of Assets from Customers"
On 29 January 2009 the International Accounting Standards Board issued interpretation IFRIC 18 „Transfers of Assets from Customers". This interpretation is aimed primarily at public utilities, as it clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water). In some cases, the entity receives cash from a customer that must be used only to acquire or construct the item of property, plant, and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services. This interpretation is applicable for assets received after 1 July 2009 for annual periods beginning on or after 1 January 2009. The interpretation will not affect the financial statements of the Group, as Group companies are not involved in activities which would involve them receiving property, plant, and equipment or cash for the construction of such assets from their customers.

IFRS 1 "First-time Adoption of International Financial Reporting Standards"
On 27 November 2008 the International Accounting Standards Board issued a revised version of IFRS 1 First-time Adoption of International Financial Reporting Standards. No essential changes have been introduced by this revision. The revision only updates the structure of the standard, and is aimed at improving its transparency. The revised standard is applicable for annual periods beginning on or after 1 July 2009.

IFRS 7 Financial Instruments: Disclosures
Amendments to IFRS 7 Financial Instruments: Disclosures were issued by the International Accounting Standards Board on 5 March 2009 and are in effect from 1 January 2009. The amendments establish a three-level hierarchy for making fair value measurements and their disclosure, and the requirement for additional disclosures concerning the relative reliability of such fair value measurements. In addition the amendments clarify and expand existing previous requirements with respect to disclosures concerning liquidity risk. The Group will apply the amendments to IFRS 7 from 1 January 2009 and will provide disclosures in its consolidated financial statements in accordance with requirements. At the date of preparation of these consolidated financial statements the amendments to IFRS 7 had not yet been approved by the European Union.

Standards and Interpretations published by 31 December 2008 which had been adopted by the European Union by the publication date of these financial statements:

IFRS 8 "Operating segments"
IFRS 8, Operating segments, was published by the International Accounting Standards Board on 30 November 2006, and replaces IAS 14, Segment Reporting and becomes effective for annual periods beginning on or after 1 January 2009. This standard introduces a management approach to segment reporting, and underlines the necessity to disclose indicators and other measures used to monitor and evaluate activities to enable the users of the financial statements to evaluate the nature and financial results of various forms of activity carried out by the Group. The Group will apply IFRS 8 beginning with the financial statements published from 1 January 2009, and will include in them informational disclosures in accordance with the management approach. As a result of an analysis of the management approach taken, it has been determined that each Group company represents a separate operating segment. However, the recognition of individual operating segments as reportable is possible upon fulfilment of a variety of formal requirements as well as upon the achievement of certain value thresholds. It is estimated that these requirements are only met by the Parent Entity, based on which the reportable segment „Production of copper, precious metals and other smelter products" has been separated, while the remaining companies of the Group will be combined into a single segment called „All other segments".

IAS 1 "Presentation of Financial Statements"
The amended IAS 1 was issued by the International Accounting Standards Board in September 2007. The standard relates to presentation of financial statements. The amended standard implements a new element of the financial statements called the statement of comprehensive income, where all items of income and expenses should be presented, including those, which so far have been recognised in equity. In addition, changes apply also to presentation of the statement of changes in equity, presentation of dividends and comparative information, if changes in accounting policies are applied retrospectively. The revisions include changes in the titles of some of the key items of the financial statements. However, companies will be entitled to retain their current terminology. The amended standard becomes effective for annual periods beginning on or after 1 January 2009.

IAS 23 "Borrowing costs"
The amended IAS 23 was published by the International Accounting Standards Board on 29 March 2007. This standard relates to the accounting treatment of borrowing costs incurred in connection with a qualifying asset. The amended IAS 23 removes the benchmark treatment that requires that borrowing costs are recognised in the profit or loss and requires them to be capitalised. The amendment introduced will affect the Group, and its impact on the financial statements will depend on the financial strategy approved by the companies of the Group for the future financing of tangible investments. The amended standard becomes operative for annual periods beginning on or after 1 January 2009.

Amended IFRS 2 "Share-based Payment"
The amended IFRS 2 was published by the International Accounting Standards Board on 17 January 2008. Amendments to IFRS 2 relates to vesting conditions to cash, other assets or equity instruments of the entity as part of the share based payment transaction. Changes in this Standard become effective for annual periods beginning on or after 1 July 2009 and will not have any effect on the financial statements of the Group.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

Amended IAS 32 „Financial Instruments: Disclosure and Presentation" and amended IAS 1 "Presentation of Financial Statements"
Financial instruments with put options and obligations arising on liquidation
The amended IAS 32 was published by the International Accounting Standards Board on 14 February 2008. The amendments related to the specific type of financial instruments, which are similar to ordinary equity instruments, but allow their holder to present them for redemption by the issuer if certain circumstances, as indicated in the Standard, had materialised. To date, in accordance with IAS 32, these types of instruments were classified as financial liabilities. The amended IAS 32 requires that such instruments not be classified as liabilities but as equity. The amended Standard becomes effective for annual periods beginning on or after 1 January 2009, and will not have any effect on the financial statements of the Group.

Amended IFRS 1 "First-time Adoption of International Financial Reporting Standards" and IAS 27, "Consolidated and Separate Financial Statements"
On 22 May 2008 the International Accounting Standards Board issued amendments to IFRS 1 and IAS 27 as the conclusion of an exposure draft titled „Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate". The amendments address the recognition of investments in a subsidiaries, jointly controlled entities or associates in the separate financial statements, and are applicable to specific (as described in the standard) types of group reorganisation, and change the definition of initial cost. As a result of this change the entity will always recognise, in the separate financial statements, dividends from subsidiary, co-controlled and associated entities in the income statement when it acquires the right to receive dividends and the acquisition cost is not adjusted. The amendments to IFRS 1 and IAS 27 will be in effect for periods beginning on or after 1 January 2009. The amendments will be applicable for future equity investments.

"Improvements to International Financial Reporting Standards"
On 22 May 2008 the International Accounting Standards Board issued the first Standard published under the IASB's annual improvements process, Improvements to IFRS. This is a collection of amendments and minor corrections which are needed, but which are not so urgent or important as to require a separate draft. Altogether they include 35 amendments, of which 15 may cause changes in presentation, recognition or measurement, while the remaining 20 are terminological or editorial changes which have no or minimal affect on accounting. Each change has an individual effective date, although most will come into effect for periods beginning on or after 1 January 2009. Adoption of the amended and improved Standards will not significantly affect the financial statements of the Group.

IFRIC 9 „Embedded Derivatives" - improvement to IFRIC 9 „Reassessment of Embedded Derivatives" and IAS 39 „Financial Instruments: Recognition and Measurement"
On 12 March 2009, the International Accounting Standards Board published amendments to IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement under the name Embedded Derivatives. The amendments introduced explain that entities who reclassify particular financial instruments in accordance with the guidelines published in October 2008 (Amendments to IAS 39 Financial Instruments: Recognition and Measurement and to IFRS 7 Financial Instruments: Disclosures) should, on the date when a financial asset is reclassified out of the 'fair value through profit or loss' category, assess the derivative instrument embedded in this asset, and account for it separately as a derivative instrument measured at fair value through profit or loss. If an entity is not able in such a situation to separately measure an embedded derivative instrument, then such reclassification cannot be performed, and the entire asset remains classified as a financial instrument measured at fair value through profit or loss. The amendments introduced to the Interpretation and Standard are to be applied retrospectively and are in force for annual periods ending on or after 30 June 2009. The Group has not reclassified any financial instruments on the basis of the amendments introduced to IAS 39 Financial Instruments: Recognition and Measurement and to IFRS 7 Financial Instruments: Disclosures in October 2008, and therefore these amendments will not affect the financial statements of the Group.

2.2 Accounting policies

2.2.1 Property, plant and equipment

The following are considered to be items of property, plant and equipment:
- assets held by the entity for use in production, supply of goods and services or for administrative purposes,
- assets which are expected to be used during more than one year,
- assets which are expected to generate future economic benefits that will flow to the entity, and
- assets, the value of which can be measured reliably.

Upon initial recognition, items of property, plant and equipment are measured at cost.

Borrowing costs incurred for the purchase or construction of an item of property, plant and equipment are not recognised in the cost. Foreign exchange differences arising from foreign currency liabilities, related to the purchase or construction of an item of property, plant and equipment, are recognised in profit or loss in the period in which they are incurred.

Upon initial recognition, in the costs of property, plant and equipment, the anticipated costs of future assets' dismantling and removal and the cost of restoring the sites on which they are located, the obligation for which an entity incurs either when the item is installed or as a consequence of having used the item for purposes other than to produce inventories are included. In particular, in the initial cost of items of property, plant and equipment, discounted decommissioning costs of assets relating to underground mining, as well as of other facilities which, in accordance with binding laws, must be liquidated upon the conclusion of activities are included.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.1 Property, plant and equipment (continuation)

Mine decommissioning costs recognised in the initial cost of an item of property, plant and equipment are depreciated in the same manner as the item of property, plant and equipment to which they relate, beginning from the moment an asset is brought into use, throughout the period set out in the asset group decommissioning plan within the schedule of mine decommissioning.

The decommissioning costs of other facilities recognised in their initial cost are amortised beginning from the moment an item of property, plant and equipment is brought into use, throughout the period of use and in accordance with the method used for the depreciation of those items of property, plant and equipment to which they have been assigned.

Property, plant and equipment acquired before 31 December 1996 and brought into use after this date, for which expenditures were incurred to the end of 1996, were restated to account for the effects of hyperinflation in accordance with IAS 29, *"Financial reporting in hyperinflationary economies"*.

As at the balance sheet date, items of property, plant and equipment are carried at cost less accumulated depreciation and impairment losses. The principles of impairment losses recognition are presented in detail in point 2.2.10.

Subsequent expenditures on items of property, plant and equipment (for example to increase the usefulness of an item, for spare parts or renovation) are recognised in the carrying amount of a given item only if it is probable that future economic benefits associated with the item will flow to the entity, and the cost of the item can be measured reliably. All other expenditures on repairs and maintenance are recognised in profit or loss in the period in which they are incurred.

Items of property, plant and equipment (excluding land) are depreciated using the straight-line method over their anticipated useful life. The residual value and useful life of an asset and the method of depreciation applied to items of property, plant and equipment are reviewed at least at the end of each financial year.

The useful lives, and therefore the depreciation rates of items of property, plant and equipment used in the production of copper, are adapted to the plans for the closure of operations.

For individual groups of assets, the following useful lives have been adopted:
- Buildings and civil engineering objects: 25 - 60 years,
- Technical equipment and machines: 4 - 15 years,
- Motor vehicles: 3 - 14 years,
- Other property, plant and equipment, including tools and instruments: 5 – 10 years.

Depreciation begins when an item of property, plant and equipment is available for use. Depreciation ceases at the earlier of the date that the asset is classified as held for sale (or included as part of a disposal group which is classified as held for sale) in accordance with IFRS 5 *"Non-current assets held for sale and discontinued operations"* or when it is derecognised upon disposal or retirement.

The basis for the calculation of depreciation is the cost of an item of property, plant and equipment less its estimated residual value.

The individual significant parts of an item of property, plant and equipment (components), whose useful lives are different from the useful life of the given asset as a whole and whose cost is significant in comparison to the cost of the item of property, plant and equipment as a whole, are depreciated separately, applying depreciation rates reflecting their anticipated useful lives.

An asset's carrying amount is written down to its recoverable amount, if the carrying amount of the asset (or a cash-generating unit to which it belongs) is greater than its estimated recoverable amount.

The asset's carrying amount includes costs of necessary regular major overhauls, including for the purpose of certification.

Specialised spare parts with a significant initial cost and an anticipated useful life of more than 1 year are recognised as an item of property, plant and equipment. Spare parts and servicing equipment whose use is restricted to only certain items of property, plant and equipment are recognised in a similar manner. Other spare parts and servicing-related equipment with an insignificant cost are recognised as inventories and accounted for in the income statement at the moment they are used.

Fixed asset is derecognised when it is sold, decommissioned or if no future economic benefits are expected to be derived from its use or disposal.

2.2.2 Intangible assets

Intangible assets include identifiable non-monetary assets without physical substance, i.e.:
- development costs,
- goodwill,
- software,
- acquired concessions, patents, licenses,
- other intangible assets, and
- intangible assets not yet available for use (under construction).

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.2 Intangible assets (continuation)

Goodwill

Goodwill represents the excess of the cost of acquisition of an entity over the fair value of the Group's interests in the identifiable net assets of the acquired subsidiary at the date of the acquisition, or of the acquired associate at the date of the acquisition of the investment. Goodwill on acquisitions of a subsidiary is recognised in intangible assets. Goodwill on acquisition of investments in associates is included in the carrying amount of such investment.

Goodwill is tested annually for impairment and carried at cost less any accumulated impairment losses.

Testing for impairment is performed and any potential impairment loss is recognised in accordance with the policies described in note 2.2.10 "Impairment of non-financial assets".

The carrying amount of goodwill relating to the entity which was disposed of enters into determination of the gain or loss on disposal of subsidiaries and associates.

Development costs

The entities of the Group carries out development projects which are primarily aimed at reducing copper production costs, increasing the production capacity of smelters and mines, improving the technical parameters of manufactured products, improving copper production technology.

An intangible asset arising from development is recognised if the entity can demonstrate:

a) the technical feasibility of completing the intangible asset so that it will be available for use or sale,

b) the intention to complete the intangible asset and use or sell it,

c) its ability to use or sell the intangible asset,

d) the manner in which the intangible asset will generate probable future economic benefits,

e) the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset, and

f) its ability to measure reliably the expenditures attributable to the intangible asset that have been incurred during its development.

Internally generated costs of development projects recognised as an item of intangible assets is the sum of expenditure incurred from the date when the intangible asset arising from development first meets the criteria for recognition.

Capitalised development costs are recognised as an intangible asset not available for use and are not amortised until the moment when the given intangible asset is completed and the decision has been taken to implement it. Such intangible assets are, however, tested annually for impairment. The amount of the impairment is recognised in the profit or loss.

Internally generated intangible assets are amortised using the straight-line method over the period of their anticipated use.

Research expenditure is recognised as an expense as incurred.

Other intangible assets

Other intangible assets are measured at cost at initial recognition.

Any borrowing costs incurred for a qualifying intangible asset are recognised in the income statement in the period in which they are incurred. Exchange differences which arise from liabilities in a foreign currency which are related to the acquisition or construction of an item of intangible assets are recognised in profit or loss in the period in which they are incurred.

At the balance sheet date intangible assets are measured at cost less any accumulated amortisation and accumulated impairment losses.

Intangible assets (excluding goodwill and intangible assets not yet available for use) are amortised using the straight-line method over their anticipated useful lives, which are as follows for the specific types of intangible assets:

- Development costs – 5 – 15 years,
- Software – 2 – 8 years,
- Licenses and patents – 2 - 5 years,
- Other intangible assets, including rights to geological information – 50 years.

The amortisation method and the amortisation rate of intangible assets are subject to review at each balance sheet date. As in the case of goodwill, intangible assets not yet available for use (under construction) are not amortised, but are tested annually for impairment. Any potential impairment loss is recognised in the income statement.

There are no intangible assets in the Group with an indefinite useful life.
The principles of impairment losses recognition are presented in detail in point 2.2.10.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.3 Investment property

Investment property is property which the Group treats as a source of income from rentals, or for capital appreciation, or both. Investment property also includes property held under an operating lease agreement, as long as it would otherwise meet the definition of investment property. Investment property (other than that held under an operating lease agreement) is initially measured at cost. Transaction costs are included in the initial measurement. The initial cost of the right to use an investment property (a property interest) held under a lease is recognised at the lower of the fair value of the property and the present value of the minimum lease payments.

On subsequent balance sheet dates investment property is measured at fair value. Any gain or loss arising from a change in the fair value of the investment property affects net profit or loss for the period in which it arises.

Investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal.

2.2.4 Investments in subsidiaries and associates

a) Subsidiaries

Subsidiaries in the consolidated financial statements of KGHM Polska Miedź S.A. are those entities which the Group has the power to govern in terms of their financial and operating policies in order to achieve benefits from their activities. Such control is exercised through ownership of the majority of the total number of votes in the governing bodies of these entities, i.e. in their management and supervisory boards. The existence and effect of potential voting rights that are currently exercisable or convertible are also considered when assessing whether the Group controls a given entity.

The purchase method is used to account for the acquisition of subsidiaries by the Group.

The carrying amount of investments held by the Parent Entity in each subsidiary is eliminated, along with the respective portion of equity of each subsidiary. The excess of the carrying amount of the investment over the fair value of the Group's interest in the identifiable net assets acquired is recognised as goodwill. The excess of the fair value of the Group's interest in the net assets acquired over the cost of acquisition is recognised directly in the income statement.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date, irrespective of the extent of any minority interest.

Inter-company transactions, balances, income, expenses and unrealised gains recognised in assets are eliminated. Unrealised losses are also eliminated, unless the transaction provides evidence of the impairment of the asset transferred. Minority interest in the net assets of consolidated subsidiaries are recognised as a separate item of equity.

Consolidation of subsidiaries is discontinued from the date on which control ceases.

The Group treats transactions with minority interest as transactions with third parties external to the Group. Disposals to minority interest result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interest give rise to goodwill, being the difference between any consideration paid and the Group's interest in the carrying amount of the net assets acquired.

b) Associates

Investments in associates, i.e. entities over which the Group has significant influence but does not control, and in which it participates in setting both the financial and operating policies of the entity, are accounted for using the equity method in the consolidated financial statements.

These investments are initially recognised at cost. The Group's net investment in an associate includes goodwill, as set at the date of acquisition, less any accumulated impairment losses.

The Group's share of post-acquisition profits or losses of associates is recognised in its profit or loss, and its share of post-acquisition movements in other equity is recognised in the respective item of the equity. The cumulative post-acquisition movements in equity are adjusted against the carrying amount of the investment. When the Group's share of losses of an associate equals or exceeds its interest in the associate, the Group discontinues recognising its share of further losses, unless it has incurred obligations or made payments on behalf of the associate.

The interest in an associate is the carrying amount of the investment in the associate under the equity method together with any long-term interests that, in substance, form part of the investor's net investment in the associate.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments

2.2.5.1 Classification of financial instruments

Financial instruments are classified into one of the following categories:

- financial assets measured at fair value through profit or loss,
- loans and receivables,
- held-to-maturity investments,
- available-for-sale financial assets,
- financial liabilities measured at fair value through profit or loss,
- other financial liabilities,
- derivative hedging instruments.

Financial instruments are classified based on their characteristics and the purpose for which they were acquired. Classification is made upon initial recognition of the financial asset or liability. Classification of derivatives depends on their purpose and on whether they qualify for hedge accounting according to the requirements of IAS 39. Derivatives are classified as hedging instruments or as instruments measured at fair value through profit or loss.

Carrying value of cash flows with a maturity period of more than 12 months of the balance sheet date is classified as non-current asset or non-current liability. Carrying value of cash flows falling due within 12 months of the balance sheet date is classified as current asset or current liability.

The following principles for the classification of financial assets and liabilities to the above specified categories were adopted:

Financial assets and liabilities measured at fair value through profit or loss

This category includes financial assets and financial liabilities held for trading and financial assets and liabilities designated at fair value through profit or loss at their initial recognition.

A financial asset is classified to this category if it is acquired principally for the purpose of selling in the near term or if it is designated by the Group upon initial recognition as at fair value through profit or loss. A financial asset or financial liability may be designated by the Group when initially recognised as at fair value through profit or loss only, if:

a) such classification eliminates or significantly reduces any inconsistency in respect of measurement or recognition (also defined as "an accounting mismatch"), that would otherwise arise from measuring assets or liabilities or recognising gains or losses using different basis; or
b) a group of financial instruments is managed properly and the performance of the group is evaluated on the fair value basis, in accordance with a documented risk management or investment strategy.

Available-for-sale financial assets and liabilities include derivative instruments, unless they have been designated as hedging instruments.

Assets and liabilities in this category are classified as current (current liabilities), if they are expected to be realised within 12 months from the balance sheet date.

Loans and receivables (L&R)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Group transfers monetary resources, delivers goods or services directly to the client, and does not intend to classify these receivables to financial assets measured at fair value through profit or loss.

Loans and receivables are classified as current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables with maturities greater than 12 months after the balance sheet date are classified as non-current assets. Loans and receivables are included in trade and other receivables.

Cash and cash equivalents are classified as loans and receivables. Cash and cash equivalents are a separate position in the balance sheet.

Held-to-maturity investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity, except for assets classified as measured at fair value through profit or loss or available for sale, as well as financial assets meeting the definition of loans and receivables.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.1 Classification of financial instruments (continuation)

Available-for-sale financial assets (AfS)

Available-for-sale financial assets are non-derivative financial assets that are either designated as 'available-for-sale' or not classified to any of the other categories. This category primarily includes financial assets which do not have a fixed maturity date and which do not meet the criteria for being included in the category of financial assets measured at fair value through profit or loss, as well as financial assets which were acquired on a secondary market and which have a fixed maturity date, but which the Group does not intend and is not able to hold until maturity.

Available-for-sale financial assets are included in non-current assets unless the Group intends to dispose of the investment within 12 months of the balance sheet date.

Other financial liabilities

Financial liabilities included in this category are those that were not classified at their initial recognition as measured at fair value through profit or loss.

Hedging instruments (HI)

Derivative instruments designated and qualifying for hedge accounting are classified into a separate category called: „Hedging instruments". The Group presents as „hedging instruments" the entire fair value of a transaction, even if the Group excludes part of change in fair value of the instrument from the effectiveness measurement.

2.2.5.2 Initial measurement and derecognition of financial instruments

Transactions respecting the purchase and sale of investments, including regular way purchases or sales, are recognised at the trade date, initially at fair value plus transaction costs, with the exception of financial assets and liabilities measured at fair value through profit or loss, which are initially recognised at fair value.

Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all of the risks and rewards of their ownership. Where substantially all of the risks and rewards of ownership have not been transferred, financial instruments are derecognised when the Group loses control over a given asset.

2.2.5.3 Measurement at the balance sheet date

Financial assets and financial liabilities measured at fair value through profit or loss, available-for-sale financial assets and hedging instruments

Available-for-sale financial assets, financial assets and financial liabilities measured at fair value through profit or loss and hedging instruments are subsequently measured at fair value. Available-for-sale financial assets, the fair value of which cannot be determined in a reliable manner and which do not have a fixed maturity date are carried at cost.
Gains and losses on financial assets which are classified as financial assets measured at fair value through profit or loss are recognised in the income statement in the period in which they arise.

Gains and losses on financial assets which are classified as available-for-sale are recognised in equity, except for impairment losses and exchange gains/losses on monetary assets and interest calculated using the effective interest rate method. When available-for-sale financial assets are derecognised, the total cumulative gains and losses which had been recognised in equity are recognised in the income statement as gains and losses.

The disposal of investments of the same type but with a different cost basis is accounted for using the FIFO method.

Loans and receivables, held-to-maturity investments

Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest rate method.

Other financial liabilities

After initial recognition, the Group measures all financial liabilities, apart from those classified as at fair value through profit or loss, at amortised cost using the effective interest rate method except for:
- financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition,

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.3 Measurement at the balance sheet date (continuation)

If the transfer of financial assets does not qualify them for derecognition because the Group retained virtually all of the risks and rewards associated with ownership of the transferred asset, then the Group continues to fully recognise the transferred asset and simultaneously recognises a financial liability in the amount of the payment received. In subsequent periods, the Group recognises all revenues received from the transferred asset and all expenditures incurred in respect of the financial liability;

- financial guarantee agreements, measured at the higher of:
  - the amount determined in accordance with note 2.2.15 Provisions, or
  - the amount initially recognised less, when appropriate, cumulative amortisation recognised according to International Accounting Standard No 18 *Revenue.*

2.2.5.4 Fair value

Fair value is considered to be the purchase price of a financial instrument or, in case of liabilities, the sales price of an instrument, unless there are any indicators that a financial instrument was not purchased at fair value.

At the balance sheet date, the fair value of financial instruments, for which an active market exists, is established based on the current bid/ask prices. If the market for a financial instrument is not active (and in relation to non-quoted securities), the Group establishes fair value using appropriate valuation techniques. Valuation techniques used include comparison with recent arm's length market transactions, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques/models which are commonly used by market participants, adjusted to the characteristics and parameters of the fair valued financial instrument and the situation of the issuer.

Estimated fair value reflects the amount recoverable or payable to close out an outstanding position at the balance sheet date. Where possible, transactions are fair valued based on market prices. In the case of purchase or sale of commodity forwards, fair value was estimated based on forwards prices for the maturity dates of specific transactions. In case of copper, the official London Metal Exchange closing prices and volatility estimates as at the balance sheet date are obtained from the Reuters news service. For silver and gold, the London Bullion Market Association fixing price at the balance sheet date is used. In the case of volatility and silver and gold forward rates, quotations given by Banks/Brokers are used. Currency interest rates and currency volatility ratios obtained from Reuters are used. Forwards and swaps on copper market are priced based on forward market curve. Silver and currency forward prices are calculated based on fixing and respective interest rates. Levy approximation to Black-Scholes model is used for Asian options pricing on commodity markets, whereas standard German-Kohlhagen model is used for currency of European option pricing.

The fair value of unquoted debt securities is established as the present value of future cash flows resulting from those instruments, discounted using the current interest rate.

The fair value of participation units held in open-end cash investment funds is determined based on the valuations quoted by those funds. Fair value of participation units held in close-end investment funds is measured based on the analysis of information included in the financial statements of the funds.

The fair values of financial instruments held by the Group are determined based solely on market prices or on valuation techniques which use as input data only observable market variables from active markets.

2.2.5.5 Impairment of financial assets

At each balance sheet date an assessment is made of whether there is objective evidence that a financial asset or a group of financial assets is impaired. The following are considered significant objective indicators (evidence of impairment): significant financial difficulty of the debtor, legal action being taken against the debtor, the disappearance of an active market for a given financial instrument, the occurrence of significant unfavourable changes in the economic, legal or market environment of the issuer of a financial instrument, and the prolonged decrease of the fair value of a financial instrument below it's amortised cost.

If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognised directly in equity – calculated as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses on equity instruments recognised in profit or loss are not reversed through profit or loss. The reversal of impairment losses on debt financial instruments is recognised in profit or loss if, in a period subsequent to the period of the recognition of the impairment loss, the fair value of these instruments increased due to events occurring after the recognition of the impairment loss.

If evidence of potential impairment of loans and receivables or of held-to-maturity investments measured at amortised cost exist, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate (i.e. the effective interest rate computed at the initial recognition for fixed interest rate assets, and the effective interest rate computed at the last revaluation for floating interest rate assets). Any impairment loss is recognised in profit or loss. The carrying amount of financial assets is determined by using a separate account for impairment losses (credit losses).

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.5 Impairment of financial assets (continuation)

Loans and receivables, as well as held-to-maturity investments which are measured at amortised cost, are individually tested for impairment at each balance sheet date. Receivables, against which no impairment allowance was made, but for which the possibility of impairment exists due to their specific credit risk (related for example to the type of activity or structure of the clients) are tested for impairment as a group (assets' portfolio).

An impairment allowance is reversed, if in subsequent periods the impairment is reduced, and this reduction may be attributed to events occurring after recognition of the impairment allowance. The reversal of an impairment allowance is recognised in profit or loss.

2.2.5.6 Embedded derivatives

Initial recognition of derivatives

Embedded derivatives are separated from host contracts and accounted for separately as at the date of transaction, if all of the following conditions are met:

- the hybrid (combined) instrument not measured at fair value, with changes in fair value recognised in profit or loss,
- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, and
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Re-assessment of contracts for possible bifurcation of embedded instruments is made whenever there is a significant change to the contract that significantly modifies cash flows arising from the contract.

These criteria in particular are deemed as being met for contracts involving metals sales or the purchase of copper-bearing materials, in which prices are set after the date of sale or purchase. In such cases the Group accounts for the embedded derivative instrument separately from the host sale/purchase contract. From the moment of bifurcation, the embedded derivative instrument is measured at fair value at each balance sheet date. From the date of bifurcation, the embedded derivative instrument is classified as a financial asset or liability measured at fair value through profit or loss. Any change in the balance of the embedded derivative instrument is accounted for as an adjustment respectively of revenues from sales or costs of sales.

2.2.5.7 Hedge accounting

Hedging, for accounting purposes, involves proportional offsetting of the effects of changes in the fair value or cash flows arising from a hedging instrument and a linked hedged item. The types of hedges include fair value hedges, cash flow hedges and hedges of net investment in foreign operations. Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as hedging instruments only for the currency risk hedging relationships.

The Group does not recognise either fair value hedges or hedges of net investment in foreign operations. Hedging instruments are designated as cash flow hedges.

Derivatives used in cash flow hedges

In a cash flow hedge, a derivative used as a hedging instrument is an instrument which:

- hedges the exposure to volatility of cash flows which is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecast transaction, and
- will affect reported profit or loss.

Gains and losses arising from changes in the fair value of the hedging instrument in a cash flow hedge are recognised as a separate item of equity, to the extent to which the change in fair value represents an effective hedge of the associated hedged item. The portion which is ineffective is recognised in the income statement as other operating income or costs. Gains or losses arising from the hedging instrument in cash flow hedges are reclassified into profit or loss in the same period or periods in which the hedged item affects profit or loss.

Hedge effectiveness is the degree to which changes in the cash flows of the hedged item that are attributable to the hedged risk are offset by changes in the cash flows of the hedging instruments.

If the hedged firm commitment or forecast future transaction subsequently results in the recognition of a non-financial asset or non-financial liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are included in the initial cost or other carrying amount of the asset or liability.

Hedge accounting includes the use of forecasted cash flow hedges. The designated hedges relate to the future transactions forecasted as assumed in the Sales Plan for a given year. These plans are prepared based on the production capacities for a given period. The Group estimates that the probability of these transactions occurring is very high, as from historical point of view, sales were always realised at the levels assumed in Sales Plans.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.7 Hedge accounting (continuation)

When entering into hedging transactions, the Group documents the relationship between hedging instruments and the hedged items, as well as the objective of entering into a particular transaction. The Group also documents its assessment, both at the date of inception of the hedge as well as on an on-going basis, of whether the derivative instruments used in hedge relationships are and will be highly effective in offsetting changes in the cash flows of the hedged items.

Discontinuation of hedge accounting

Derivative instruments cease to be accounted for as hedging instruments when they expire or are sold, terminated or settled, or when the Group revokes its designation of a given instrument as a hedging instrument. The Group may designate a new hedging relationship for a given derivative, change the intended use of the derivative, or designate it to hedge another type of risk. In such case, for cash flow hedges, gains or losses which arose in the periods in which the hedge was effective are retained in equity until the hedged item affects profit or loss.

If the hedge of a firm commitment or forecast future transaction ceases to exist, because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecast transaction will not occur, then the net gain or loss recognised in equity is immediately transferred to the income statement.

2.2.6 Inventories

Inventories consist of the following items:
- materials,
- semi-products and work in progress,
- finished goods, and
- goods for resale.

Inventory additions are measured in accordance with the following principles:
- materials and goods for resale – at cost,
- finished goods, semi-products – at actual manufacturing cost,
- work in progress – based on valuation of the work-in-progress inventories.

Inventory disposals are measured in accordance with the following principles:
- materials and goods for resale – at average cost based on the weighted average cost of a given item,
- finished goods and semi-products – by way of valuating the difference between inventories closing balance and the value of any additions, and giving due regard to the opening balance.

Inventories are measured in accordance with the following principles:
- materials and goods for resale – at average cost as set for inventory disposal,
- finished goods, semi-products and work in progress – based on cumulative actual manufacturing costs and giving due regard to the opening balance.

At the balance sheet date inventories are measured, using the above-mentioned policies, but not higher than the net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

2.2.7 Trade and other receivables

Trade receivables are recognised initially at fair value. After initial recognition, trade receivables are measured at amortised cost using the effective interest rate, less allowance for impairment, while trade receivables with the maturity period of up to 12 months from the receivable origination date are not discounted.

Impairment allowances on trade receivables are recognised when there is objective evidence that the Group will not be able to collect all amounts due. The amount of the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

The amount of the impairment allowance is recognised in the income statement.

Receivables not representing financial assets are recognised initially at their nominal value and measured at the balance sheet date at the amount due.

Receivables with a maturity period of over 12 months from the balance sheet date are classified as non-current assets. Current assets include receivables with a maturity period of up to 12 months from the balance sheet date.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.7 Trade and other receivables (continuation)

Recognised as receivables are:

- **trade receivables** – these are receivables which arise from the principal operating activities of the Group
- **other receivables**, including:
  - loans granted,
  - other financial receivables, i.e. receivables meeting the definition of financial assets,
  - other non-financial receivables, including advances for deliveries and fixed assets, assets under construction, intangible assets, shares, receivables from employees, if they are settled other than by cash payment; and
  - prepayments.

2.2.8 Cash and cash equivalents

Cash and cash equivalents includes cash in hand and in bank accounts, a vista deposits, other safe current investments with original maturities of three months or less from the date of their placement, acquisition or issuance and with high liquidity. Cash and cash equivalents also include interest on cash equivalents.

2.2.9 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale, if their carrying amount is to be recovered principally through sale transactions rather than through continuing use, under condition that they are available for immediate sale in their present condition subject only to terms that are customary for sales of such assets (or disposal groups) and their sale must be highly probable.

Before the initial classification of assets (or disposal groups) as held for sale, the carrying amount of the asset is measured in accordance with applicable standards.

At the moment of reclassification these assets are measured at the lower of carrying amount and fair value less costs to sell.

2.2.10 Impairment of non-financial assets

Goodwill and intangible assets not yet available for use, are not amortised, but are tested annually for impairment.

A depreciable asset is tested for impairment whenever an event or change in circumstances indicates that its carrying amount may not be recoverable. Amongst the fundamental and most important external indications of possible impairment for the Group companies listed on the active markets are the continuation over the long term of a situation in which the carrying amount of their net assets exceeds their market value. In addition, amongst the most significant indications are unfavorable technical, market and economic changes to the environment in which the Group companies operate, including on the destination markets for their products, as well as an increase in market interest rates and premiums for risk reflected in calculations of the discount rates used to calculate the value in use of assets of Group companies. Internal factors taken into account in determining whether assets have been impaired primarily include the substantial decrease in actual net cash flow in relation to the net cash flow from operating activities assumed in the Budget, and, with respect to individual assets, any physical damage, loss of utility and the generation of lower economic benefits from expenditures incurred on their acquisition or construction, if a given asset independently generates cash flow.
An impairment loss is recognised as the amount of the carrying value of the given asset which exceeds its recoverable amount. The recoverable amount is the higher of two amounts: fair value less costs to sell, and value in use.

For the purpose of impairment assessment, assets are grouped at the lowest level at which they generate cash inflows that are largely independent of those from other assets (cash-generating units). Cash-generating units are determined separately each time an impairment test is to be performed.

If an impairment test indicates that the recoverable amount (i.e. the higher of the asset's fair value less costs to sell and its value in use) of a given asset or cash-generating unit is lower than its carrying amount, an impairment loss is recognised as the difference between the recoverable amount and the carrying amount of a given asset or cash-generating unit. Any impairment loss is initially allocated to goodwill, if any. The remaining amount of the impairment is allocated to assets within the cash-generating units proportionally to their share of the carrying amount of the entire unit. If such allocation is made, the carrying amount of the asset may not be lower than the highest of the following amounts: fair value less costs to sell, value in use and zero.

Impairment losses are recognised in profit or loss.

Non-financial non-current assets, other than goodwill, for which an impairment loss was recognised in prior periods, are tested at each balance sheet date to determine whether there is any indication of the possibility that an impairment loss may be reversed.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.11 Equity

Equity consists of:

1. Share capital.

2. Other reserves, which consist of:
   - revaluation reserve set at the fair value of the cash flow hedging instruments in the portion reflecting an effective hedge, and adjusted by deferred tax, and
   - revaluation reserve for the re-measurement of financial assets classified as available-for-sale to fair value, adjusted by deferred tax.

3. Retained earnings, composed of:
   - undistributed profit or unabsorbed losses from previous years,
   - reserve capital created in accordance with the Code of Commercial Companies,
   - reserve capital created and used in accordance with the Statutes,
   - profit or loss for the period.

2.2.12 Liabilities

Liabilities are present obligations of the Group arising from past events, the settlement of which is expected to result in an outflow of resources embodying economic benefits.

Liabilities comprise:
- liabilities arising from bank loans, other loans (borrowings) and finance lease liabilities,
- trade payables,
- other financial liabilities, and
- other non-financial liabilities.

Current trade payables are recognised in the balance sheet at their nominal value. The carrying amount of these liabilities reflects the approximate amount representing the level of amortised cost, calculated using the effective interest rate. Current trade payables are not discounted.

Liabilities not classified as financial liabilities are measured at the amount due.

2.2.13 Accrued expenses

Accrued expenses are due and payable liabilities arising from goods received or services performed, for which the payment has not yet been made, an invoice has not been received or a formal agreement reached with the supplier, including amounts due to employees.

Accruals include:
- remuneration and the related surcharges paid on a one-off basis, relating to annual periods,
- accrued costs of local fees and taxes,
- short-term accruals for unused annual leave.

2.2.14 Deferred income

Deferred income includes mainly monetary resources received to finance the acquisition or manufacture of assets under construction or development work, which are recognised as income over the periods necessary to match them with the depreciation of the assets financed by these resources.

The value of fixed assets, assets under construction and intangible assets acquired for free as grants, is accounted for in accordance with this Policy, note no. 2, point 2.2.24 *Government grants*.

2.2.15 Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, such that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are recognised, in particular, in respect of the following:
- future costs of mine decommissioning after the conclusion of mining activities, costs of decommissioning of technological facilities in the copper smelters and other facilities (jointly: decommissioning costs) in cases where the law provides for the obligation to dismantle and remove such assets after the conclusion of mining activities and to restore the sites to their original condition,
- the effects of court proceedings and of disputed issues,
- guarantees granted.

Provisions are recognised in an amount representing the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditure expected to be required to settle the obligation.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.15 Provisions (continuation)

The provision for future decommissioning costs of mines and other facilities is recognised based on the estimated expected costs of decommissioning of such facilities and of restoring the sites to their original condition. Estimation of this provision is based on specially-prepared studies using ore exploitation forecasts (for mining facilities), and technical-economic expertise prepared either by specialist external firms or within the Parent Entity. Provisions are reviewed at the balance sheet date.

The amount of provisions set at 1 January 2004, i.e. at the transition date for application of IFRS for the purposes of preparing the consolidated financial statements, recognised in the cost of property, plant and equipment, was calculated based on the optional exemption set out in IFRS 1, *„First-time Adoption of International Financial Reporting Standards"*. Beginning from 1 January 2004, all changes arising from changes in the amount of provisions are recognised in accordance with IFRIC 1.

In accordance with IAS 1, *„Presentation of Financial Statements"* provisions are presented in the balance sheet as either current or non-current.

2.2.16 Employee benefits

The Group pays retirement benefits due to one-off retirement-disability rights, coal equivalent payments and jubilee bonuses according to the Collective Labour Agreements.

The amount of the liability due to these benefits is equal to the present value of the defined benefit obligation at the balance sheet date, and reflect actuarial gains and losses and the costs of past employment. The value of defined benefit obligations is estimated at the balance sheet date by independent actuaries using the Projected Unit Credit Method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflow using the interest rates on treasury bonds expressed in the currency of future benefit payment, with maturities similar to those of the liabilities due to be paid. According to IAS 19, the discount rate should be based on the market yields of highly liquid commercial bonds with low risk. Should there be no developed market for such bonds, and such a situation does exist in Poland, the interest rate on government bonds at the balance sheet date should be applied.

Actuarial gains and losses increase or decrease costs recognised in the income statement in the period in which they arose.

Costs of past employment related to defined benefit plans are accounted for in the income statement systematically, using the straight-line method, over the period until the benefits become vested.

The Parent Entity participates in an Employee Retirement Plan. With respect to this Plan, the Parent Entity has no legal or constructive obligation to pay any employee benefits if the related insurance firm does not have sufficient assets to cover its obligations in respect of the Plan participants after their period of employment.

2.2.17 Income taxes (including deferred tax)

Income taxes in the income statement comprise: current tax and deferred tax.

Current income tax is calculated in accordance with current tax laws.

Deferred tax is determined using tax rates and tax laws that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted on the balance sheet date.

Deferred tax liability is recognised for all taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. This liability is not discounted.

Deferred tax asset is recognised for all deductible temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax losses can be utilised.

Deferred tax assets and deferred tax liabilities are recognised irrespective of the period in which their realisation is to occur.

Deferred tax assets and deferred tax liabilities are not recognised if they arise from the initial recognition of an asset or liability in a transaction that:

- is not a business combination, and
- at the time of the transaction, affects neither the accounting profit nor taxable profit. Deferred tax liability is likewise not recognised on temporary differences arising from the initial recognition of goodwill.

Deferred tax is recognised in the income statement for a given period, unless the deferred tax:

- arises from transactions or events which are directly recognised in equity – in which case the deferred tax is also recognised in the appropriate equity item, or
- arises from a business combination – in which case the deferred tax affects goodwill or the excess of interest in the fair value of net assets over the cost of acquisition.

Deferred tax assets and deferred tax liabilities are offset if the entities of the Group have a legally enforceable right to set off current tax assets against current tax liabilities, and if the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.18 Contingent items and other off-balance sheet items

Contingent liabilities are:

a) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or
b) a present obligation that arises from past events but is not recognised because:
- it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or
- the amount of the obligation (liability) cannot be measured with sufficient reliability.

The contingent liabilities include, among others:
- guarantees and promissory notes issued for the benefit of third-parties in connection with contracts,
- liabilities due to compensation for damages arising in the course of business activities, resulting from matters which remain unresolved,
- conditionally-suspended penalties for economic use of natural environment,
- liabilities arising from implementation contracts, calculated based on future outcome, and
- other contingent liabilities arising from the contracts.

Other off-balance sheet liabilities include, among others:
- liabilities towards the State Treasury due to perpetual usufruct of land,
- liabilities towards local government entities due to payments in respect of perpetual usufruct of land acquired for a fee on a secondary market, expressed in the total amount of future minimum payments arising from contracts,
- liabilities towards other entities due to payments arising from non-cancellable operating lease contracts, expressed in the total amount of future minimum payments arising from the contract.

2.2.19 Revenues

Revenues from sales are recognised at the fair value of the consideration received or receivable, less VAT, rebates and discounts. In the case of sales for which the price is set after the date of recognition of a given sale, revenues are accounted for based on the forward prices from the date of sale. Revenues from sales which are recognised at such an amount are adjusted at each balance sheet date by any change in the fair value of embedded derivative instruments, which are separated from the host sales contract in accordance with point 2.2.5.6. Sales revenues are adjusted for the gain or loss from the settlement of derivative instruments hedging future cash flows, in accordance with the general principle that the portion of gain or loss on a derivative hedging instrument that is determined to be an effective hedge is recognised in the same item of income statement in which the gain or loss on the hedged item is recognised at the moment when the hedged item affects profit or loss.

Recognised in sales revenues are revenues arising from ordinary operating activities of the Group, i.e. revenues from sales of products, services, goods for resale and materials, reflecting any rebates granted and any other decreases in selling prices.

In addition, revenue for the given reporting period which affects the financial result of the period includes
other operating income and gains, which are indirectly related to the activities carried out, in particular:
- income and gains from investments,
- gains from the measurement and realisation of trading derivative instruments and the ineffective portion of gains from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange gains, with the exception of exchange differences arising on liabilities representing sources of finance for the Group's activities,
- reversal of impairment losses on held-to-maturity investments, available-for-sale financial assets, and loans,
- release of unused provisions, previously charged to other operating costs, and
- gains on disposal of property, plant and equipment and intangible assets,

finance income, representing primarily income related to financing of the activities of the Group, including:
- net foreign exchange gains arising exclusively on liabilities from sources of financing of the Group's activities (loans, bank loans, bonds, finance leases etc.),
- gains on realisation and re-measurement to fair value of derivative hedging instruments used to hedge liabilities financing the Group's activities.

Revenues from the sale of products, goods for resale and materials are recognised when:

- the Group has transferred to the buyer the significant risks and rewards of ownership of the goods for resale, finished goods and materials,
- the Group has ceased to have a continued involvement in the management of goods for resale, finished goods and materials sold to the extent usually associated with inventory management function, and does no longer exercise effective control over those items,
- the amount of revenue can be measured in a reliable manner,
- it is probable that the economic benefits associated with the transaction will flow to the Group, and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.19 Revenues (continuation)

Revenues from the sale of services are recognised when:

- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the Group,
- the stage of completion of the transaction at the balance sheet date can be measured reliably, and
- the costs connected with the transaction and the costs to complete the transaction can be measured reliably.

Interest income is recognised on an accruals basis, using the effective interest method.

Income from dividends is recognised when the shareholder's right to receive payment is established.

2.2.20 Costs

The Group recognises as costs any probable decrease, in the reporting period, of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of provisions and liabilities, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawal of funds by its shareholders or owners.
Costs are recognised in profit or loss based on the direct relation between costs incurred and specific income achieved, i.e. applying the matching principle, through prepayments and accruals. In the case of purchases of copper-bearing materials for which the price is set after the date of recognition of a given purchase, inventories are accounted for at the expected purchase price on the date of recognition of the inventories. Cost of sales at the balance sheet date is adjusted at each balance sheet date by any change in the fair value of embedded derivative instruments, which are separated from the host purchase contract in accordance with point 2.2.5.6.

Costs are accounted for both by type and by the cost centres, and are reported in the income statement using the costs by function (cost of sales) format as the primary cost reporting format.

The total cost of products, goods for resale and materials sold (cost of sales) comprises:
- the manufacturing cost of products sold,
- the cost of goods for resale and materials sold,
- selling costs, and
- administrative expenses.

In addition, costs for the given reporting period which affect the financial result of the period include:
other operating costs and losses, indirectly connected with operating activities, including in particular:
- losses on financial investments,
- losses from the measurement and realisation of traded derivative instruments and the ineffective portion of losses arising from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange losses, with the exception of exchange differences arising on liabilities representing sources of finance for the Group's activities,
- impairment losses on held-to-maturity investments, available-for-sale financial assets, loans and other investments,
- provisions recognised for contested issues, penalties, compensation and other costs indirectly related to operating activities,
- donations granted,
- losses on disposal of property, plant and equipment and intangible assets,

and also **finance costs** related to financing of the activities of the Group, including in particular:
- overdraft interest,
- interest on short- and long-term loans, credits and other sources of finance, including discounted liabilities,
- net foreign exchange losses arising on liabilities from sources of financing of the Group's activities,
- changes in the level of provisions arising from the approach of the time to settle the obligation (the so-called unwinding of the discount effect).

2.2.21 Foreign currency transactions and the measurement of items denominated in foreign currencies

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the Group operates, i.e. in the functional currency. The financial statements are presented in the Polish zloty (PLN), which is the functional and presentation currency of the Group.

Transactions and balances

At the moment of initial recognition, foreign currency transactions are translated into the functional currency:
- at the buy or sell exchange rate applied by the bank in which the transaction occurs, in the case of the sale or purchase of currencies and the payment of receivables or liabilities,
- at the average exchange rate set for a given currency by the NBP (National Bank of Poland) prevailing on the date of the transaction. The exchange rate prevailing on the date of the transaction is the average NBP rate announced on the last working day proceeding the transaction day.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.21 Foreign currency transactions and the measurement of items denominated in foreign currencies (continuation)

At each balance sheet date:
- foreign currency monetary items are translated at the closing rate prevailing on that date, i.e. the average exchange rate set for a given currency by the NBP,
- non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) prevailing on the transaction date, and
- non-monetary items measured at fair value in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) at the date when the fair value was determined.

Foreign exchange gains or losses arising on the settlement of a foreign currency transaction, or on the measurement and translation of foreign currency monetary assets and liabilities (other than derivatives) denominated in a foreign currency, are recognised in profit or loss. Foreign exchange gains or losses arising on the measurement and translation of foreign currency derivatives, are recognised in profit or loss as a re-measurement to fair value provided they do not represent the change in the fair value of the effective cash flow hedge or a hedge in a net investment in a foreign operation. In such a case they are recognised in equity, in accordance with hedge accounting principles.

Foreign exchange gains or losses arising on non-monetary items, such as equity instruments measured at fair value through profit or loss, are recognised as an element of changes in fair value. Exchange differences arising on non-monetary items, such as equity instruments classified as available- for-sale financial assets, are recognised in revaluation reserve at fair value.

2.2.22 Borrowing costs

Borrowing costs (i.e. costs which include interest and other costs incurred by an entity due to the borrowing of monetary items) are recognised in the costs of the period in which they are incurred.

2.2.23 Leases

A lease is classified as a finance lease if it transfers to the lessee substantially all of the risks and rewards incidental to ownership of assets. The leased asset is capitalised at the inception of the lease at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

A depreciable asset acquired in a finance lease is depreciated over the shorter of its useful life and the lease term.
Where the substantial part of the risks and rewards incidental to ownership of an asset is retained by the lessor, the lease contract is classified as an operating lease.

2.2.24 Government grants

Monetary government grants for financing assets are presented in the balance sheet as deferred income.

Government grants are not recognised until there is a reasonable assurance that the entity will comply with the conditions attaching to them, and that the grants will be received.

Monetary government grants are recognised systematically as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to equity.

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognised as income of the period in which it becomes receivable, together with disclosure of this fact.

Grants related to income are presented as income, separately from the related costs which the grants are intended to compensate. Grants are recognised as income regardless of whether they were received in the form of cash or as a decrease of liabilities.

Non-monetary grants are recognised in the accounts in their fair value.
The principles of utilisation of CO_2 are presented in note 2, point 2.2.26.

2.2.25 Segment reporting

The activities of the Group are arranged by business segment, i.e. a distinguishable component of the activities of the Group that is engaged in providing products or services, and that is subject to risks and returns that are different from those of other business segments.

Geographical segments are identified in the consolidated financial statements as a distinguishable component of the activities of the Group that is engaged in providing products or services within a particular economic environment, and that is subject to risks and returns that are different from those of components operating in other economic environments.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.25 Segment reporting (continuation)

Three business segments have been identified for internal reporting purposes:

Segment I - copper, precious metals, other smelter products – extraction, the processing of copper and precious metals, the production of non-ferrous metals, copper trade and copper promotion;

Segment II - telecommunications and IT services – the provision of telecommunications services, telecommunications, IT services;

Segment III - other sectors, comprising the activities of Group subsidiaries which are not encompassed by segments I and II.

2.2.26 Emission rights

The entities of the Group participate in a program to limit emissions of carbon dioxide based on the Kyoto protocols of 11 December 1997, which commit government bodies, including those in Poland, to control and reduce emissions of greenhouse gases. Based on signed agreements the goal was established to reduce the emissions of carbon dioxide to a specified level. As a result, the Polish government allocates emission allowances in an amount covering the permitted carbon dioxide emission limit. Emission rights are granted in accordance with the National Plan for Allocating Proprietary Rights for the emission of carbon dioxide, which is developed for each subsequent settlement period.

At inception, proprietary emission rights received without cost from the government and any associated non-monetary government subsidies (accounted for as deferred income) are measured at fair value which is equal to nominal value. Purchased proprietary rights are measured at cost. Proprietary rights represent an intangible asset. At the balance sheet date, these rights are measured at cost less any impairment. Proprietary rights received without cost are accounted for in the amount of the difference between the fair value of the rights received and the amount of the associated deferred income.

Subsidies are settled simultaneously with the redemption* of proprietary emission rights. The Group applies the principle of net liabilities to granted proprietary emission rights. In accordance with this principle a provision is recognised when actual emissions exceed the amount of rights allotted and actually held. Such liabilities are accounted for at the fair value of the proprietary emission rights which the given entity is to redeem, plus any eventual costs or penalties due to a deficit of the proprietary emission rights necessary to resolve this deficit. A provision is created to cover the product manufacturing cost. This provision is settled at the moment of redemption of the proprietary emission rights purchased by the entity for the purpose of meeting its obligations. Proprietary emission rights are settled based on the principle „first in-first out" (FIFO).

* redemption means the decision to redeem the proprietary emission rights issued by the President of the Energy Regulatory Office based on information on emissions provided by an installation's owner.

2.2.27 Earnings per share

Earnings per share for each period are calculated by dividing the profit for the given period attributable to the shareholders of the Parent Entity by an average weighted number of shares in that period.

2.2.28 Cash flow statement

Cash flows from operating activities are presented using the indirect method.

2.2.29 Capital management

The Group manages its capital in order to maintain the capacity to continue its operations, including the realisation of planned investments, in a manner enabling it to generate returns for the shareholders and benefits to other stakeholders.

In accordance with a market practice, the effective use of capital is monitored, among others, based on:
1. The equity ratio, calculated as the relation of net tangible assets (equity less intangible assets) to total assets, and
2. The ratio showing the relationship of borrowings and finance lease liabilities to EBITDA. EBITDA is operating profit plus depreciation and amortisation.

2.2.30 Customer Loyalty Programmes

Loyalty award credits which are granted to customers who participate in a Partnership Programme are accounted for as a separate component of the sales transaction in which they were granted. The fair value of the proceeds is allocated between the said loyalty award credits and the remaining elements of the sale. The amount allocated to the award credits is measured by reference to their fair value, and is accounted for as deferred income until the said credits are redeemed by the customer.

The fair value of a loyalty credit in respect of which income is deferred is determined based on the fair value of the award in terms of its redemption structure.

The value of a loyalty award credit is reviewed at the end of each calendar year.
Income is recognised at the moment an award credit is redeemed. The amount of income recognised in a given period is based on the number of credits awarded in relation to the total anticipated number of redeemed loyalty award credits, and reflects changes in the value of such award credits in subsequent years. The anticipated number of redeemed loyalty award credits is an estimate.

(amounts in tables in thousand PLN, unless otherwise stated)

3. Important estimates

3.1 Classification and measurement of financial instruments

In accordance with the guidelines of IAS 39 relating to the classification of non-derivative financial instruments with fixed or determinable payments, these assets are classified as held-to-maturity investments. In making this judgement, the intended use and possibility of holding such investments to maturity are evaluated.

Should the Group fail to hold such instruments to maturity, apart from the situation described in IAS 39, it would have to reclassify all such assets recognised in this group as available-for-sale. In such a situation, the reclassified investments would be measured at fair value, and not at amortised cost.

At each balance sheet date the Group analyses significance of the impact of bifurcated embedded derivative instruments on the financial statements. Following this analysis, the Group determined that bifurcation of these instruments at 31 December 2008 will not have a significant impact on the financial statements.

3.2 Estimation of provisions

1. Provisions for future employee benefits – retirement or disability benefits, jubilee bonuses and post-employment coal equivalent payments are estimated using actuarial methods. A change in the financial factors being the basis for estimation, i.e.
   - an increase in the discount rate by 1% and an increase by 1 % in the coal price and wages increase rate would cause an increase in the provision by PLN 1 873 thousand,
   - a decrease in the discount rate by 1% and an increase by 1 % in the coal price and wages increase rate would cause an increase in the provision by PLN 305 145 thousand,
   - an increase in the discount rate by 1% and a decrease by 1 % in the coal price and wages increase rate would cause a decrease in the provision by PLN 199 640 thousand,
   - a decrease in the discount rate by 1% and a decrease by 1 % in the coal price and wages increase rate would cause a decrease in the provision by PLN 1 901 thousand.

2. Provisions for decommissioning costs of mines and other facilities.

These provisions represent the equivalent of the estimated future decommissioning costs of mines and other facilities, discounted to present value. Revaluation of these provisions at the balance sheet date is affected by the following indicators:

a) the index of changes in prices in the construction-assembly sector published by Main Statistical Office (GUS),
b) the real discount rate calculated based on the profitability of treasury bonds with the maturities nearest to planned financial outflow (nominal discount rate) and the forecast rate of inflation.

Discount rates (nominal and inflation) are set separately for future periods, i.e. one, two and three years, and jointly for periods from the fourth year.

A 1% increase in the real discount rate used to estimate the amount of the provision for decommissioning costs of mines and other facilities would cause a decrease in the carrying amount of the provision for decommissioning costs of mines and other facilities, by PLN 142 556 thousand. However, a 1% decrease in the real discount rate would cause an increase in the carrying amount of the provision by PLN 195 085 thousand.

3. Other non-current provisions – they are estimated using parameters applied to measurement of provisions for employee benefits (Note 23).

3.3 Deferred tax assets/liabilities

The deferred tax assets/liabilities are measured using the tax rates which are expected to apply at the moment when the asset is realised or the liability is settled, based on tax laws that have been enacted or substantively enacted at the balance sheet date.

The probability of realising deferred tax assets is considered certain.

3.4 Impairment of property, plant and equipment

In accordance with IAS 36, at 31 December 2008 the Parent Entity performed an impairment test on property, plant and equipment.

For the purpose of determining value in use, an analysis of discounted cash flow was performed using an assumed average weighted cost of capital (WACC) of 11.24% and a 3% residual rate of growth. This test was performed for the Parent Entity as the sole cash generating unit (CGU) due to the inability to assign cash flow to individual Company units.

The analysis was performed for a 10-year period using projected cash flow based on the Supervisory Board-approved „Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018".

Based on approved assumptions, the calculated value in use of property, plant and equipment amounts to PLN 8 258 505 thousand, and is higher than their carrying amount by PLN 3 118 979 thousand.

(amounts in tables in thousand PLN, unless otherwise stated)

3. Important estimates (continuation)

3.4 Impairment of property, plant and equipment (continuation)

Sensitivity analysis of value in use

Residual growth rate	WACC				
	9%	**10%**	**11%**	**12%**	**13%**
-1%	8 707 224	7 293 846	6 151 677	5 215 431	4 438 704
0%	9 513 539	7 895 979	6 610 039	5 570 005	4 716 776
1%	10 521 434	8 631 920	7 160 074	5 989 048	5 041 193
2%	11 817 297	9 551 847	7 832 338	6 491 899	5 424 594
3%	13 545 116	10 734 609	8 672 669	7 106 495	5 884 676

3.5 Presentation

The Group recognises income and costs related to financial investments under other operating activities in the income statement on the grounds that these activities (in particular investments in the telecom sector) are connected with the operating activities of the Group. Detailed principles of recognition of income and costs have been described in Note 2 point 2.2.19 and 2.2.20.

(amounts in tables in thousand PLN, unless otherwise stated)

4. Composition of the KGHM Polska Miedź S.A. Group – subsidiaries

KGHM Polska Miedź S.A., as a Parent Entity of the Group, fully consolidated 26 subsidiaries in the current period. At 31 December 2008 the composition of the Group was as follows:

Entity	Head office	Scope of activities	% of share capital held	% of voting rights held
KGHM CUPRUM Spółka z o.o. – CBR	Wrocław	R&D activities	100	100
KGHM Polish Copper Ltd.	London	copper trading	100	100
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	Lubin	medical services	100	100
KGHM Ecoren S.A.	Lubin	production of other products from non-metallic mineral resources	100	100
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electricity and heat	100	100
CBJ sp. z o.o.	Lubin	technical research and analyses	100	100
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100
POL-MIEDŹ-TRANS Sp. z o.o.	Lubin	transportation services	100	100
DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100
KGHM CONGO S.P.R.L.	Lubumbashi	ore extraction services	99.98	99.98
KGHM Metraco S.A.	Legnica	trade, agency and representative services	100	100
Zagłębie Lubin Spółka Akcyjna	Lubin	participation in and organisation of professional sporting events	100	100
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	65.67	65.67
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100
DFM ZANAM - LEGMET Sp. z o.o.	Polkowice	repair and manufacture of machinery	100	100
INOVA Spółka z o.o.	Lubin	inspections and control of machinery, R&D work	100	100
DKE Spółka z o.o.	Oława	collection of municipal and industrial waste, processing, storage and utilisation of waste	50.33	50.33
WFP Hefra S.A.	Warsaw	production and sale of rust-proof, silver-plated and semi-silver-plated table settings, from man-made materials and ceramics, finished and semi-finished products and services	97.52	97.52
Walcownia Metali Nieżelaznych spółka z o.o.	Gliwice	production of sheeting	84.37	84.37
PHP "MERCUS" sp. z o.o.	Polkowice	trade, production of bundled electrical cables	100	100
PHU "Lubinpex" Sp. z o.o.	Lubin	retail trade in food items, catering services	100	100
WM "ŁABĘDY" S.A.	Gliwice	production of non-ferrous metals, products from non-ferrous metals, services	88.92	88.92
AVISTA MEDIA sp. z o. o.	Wrocław	design, implementation and servicing of IPTV systems (interactive television)	100	100
KGHM Letia S.A.	Legnica	promotion of innovation	85.45	85.45
"PMT Linie Kolejowe" sp. z o.o.	Polkowice	management over railway infrastructure	100	100
Petrotel Sp. z o.o.	Płock	telecommunication services in fixed-line telephony, internet services, technical services, equipment sales	75.06	75.06

Effect of changes in the structure of the KGHM Polska Miedź S.A. Group during the reporting period

Acquisition of shares in the newly-founded company PMT Linie Kolejowe sp. z o.o.

On 19 September 2008 the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court Register issued a decision on entering the following company into the National Court Register - Register of Entrepreneurs: PMT Linie Kolejowe sp. z o.o. with its registered head office in Polkowice. The share capital of this newly-founded entity amounts to PLN 100 thousand and is divided into 100 shares of PLN 1000 each.

POL-MIEDŹ TRANS sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) has acquired 99 shares in the newly-founded company PMT Linie Kolejowe sp. z o.o. These shares have a per-share face value of PLN 1000 and a total nominal value of PLN 99 thousand, represent 99% of the share capital of this company and grant the right to the same number of votes at the General Shareholders' Meeting. 1% of the shares of PMT Linie Kolejowe sp. z o.o. acquired a subsidiary of KGHM Polska Miedź S.A. - PHP Mercus sp. z o.o.

The carrying amount of the shares of PMT Linie Kolejowe sp. z o.o. in the accounts of POL-MIEDŹ TRANS sp. z o.o. is PLN 99 thousand, while in the accounts of PHP Mercus sp. z o.o. it amounts to PLN 1 thousand.

The shares acquired by POL-MIEDŹ TRANS sp. z o.o. and PHP Mercus sp. z o.o. for a price equal to their nominal value were entirely paid for in cash.

(amounts in tables in thousand PLN, unless otherwise stated)

4. Composition of the KGHM Polska Miedź S.A. Group – subsidiaries (continuation)

The Parent Entity of the Group indirectly became the owner of 100% of shares in PMT Linie Kolejowe sp. z o.o.

The founding of this company and its takeover of management over railway infrastructure will enable PMT Linie Kolejowe sp. z o.o. to collect fees for providing access to this infrastructure to other carriers. The result of commencing operations by PMT Linie Kolejowe sp. z o.o. will be to improve the effectiveness of the assets owned by POL-MIEDŹ TRANS sp. z o.o.

Loss of control over Vivid.pl S.A.

On 29 September 2008 the Regional Court for the City of Warsaw in Warsaw, Section X (Economic) for bankruptcy and remediary proceedings, issued a ruling upon declaration of bankruptcy of the company Vivid.pl S.A. with its registered head office in Warsaw (100% of the shares of Vivid.pl S.A. are owned by DIALOG S.A. - a subsidiary of KGHM Polska Miedź S.A.). The court appointed a court commissioner - Regional Court Judge, Arkadiusz Zagrobelny, and a receiver - Jacek Filiks. The ruling on this bankruptcy came into legal force on 10 October 2008. As a result of accounting for the loss of control over a subsidiary in the consolidated financial statements a profit was recorded on the disposal of a subsidiary in the amount of PLN 393 thousand.

Until the day of loss of control, i.e. to 29 September 2009 Vivid.pl S.A. was consolidated.

Transfer of ownership of shares of Petrotel Sp. z o.o.

On 6 November 2008 there was the transfer of ownership of 6 150 shares of Petrotel Sp. z o.o., with a face value of PLN 1 thousand per share, representing 75% of the share capital of the company, to DIALOG S.A. The transfer of ownership rights to these shares took place based on a contingent agreement for the acquisition of shares of Petrotel Sp. z o.o, entered into between PKN Orlen S.A. and DIALOG S.A. on 22 September 2008. On 23 December DIALOG S.A. acquired 5 shares from a private investor, representing 0.6 % of the share capital of Petrotel sp. z o.o.
Total cost of acquiring shares PLN 32 877 thousand. The net asset value of Petrotel sp. z o.o. measured at fair value at the acquisition date was PLN 32 933 thousand. The 75.06 % of net assets due the buyer amount to PLN 24 720 thousand. Goodwill of PLN 8 157 thousand represents the separate Petrotel brand undisclosed in the accounts of the acquired company and its customer address base. Goodwill is also related to effect of scale and synergy.
From the acquisition date to the balance sheet date, Petrotel Sp. z o.o. achieved sales of PLN 4 748 thousand and a net loss of PLN (1 022) thousand.

Change in the share capital of KGHM Letia Legnicki Park Technologiczny

On 19 November 2008 a change in share capital was registered for KGHM LETIA Legnicki Park Technologiczny spółka akcyjna. The share capital of KGHM LETIA Legnicki Park Technologiczny spółka akcyjna was increased by PLN 7 428 thousand. KGHM Polska Miedź S.A. acquired 4 448 newly-created shares having a total nominal value of PLN 4 448 thousand in return for a contribution in kind – PLN 4 447 thousand and cash – PLN 1 thousand. Currently the share capital of KGHM LETIA Legnicki Park Technologiczny spółka akcyjna amounts to PLN 27 428 thousand. As a result of registration of the increase in share capital, the share of KGHM Polska Miedź S.A. in the share capital of KGHM LETIA Legnicki Park Technologiczny spółka akcyjna changed from 94.95% to 85.45%
The share of the Group in the share capital of KGHM Letia Legnicki Park Technologiczny S.A. as a result of this transaction decreased by 9.5% in favour of minority shareholders. The profit from this sale in the amount of PLN 67 thousand was settled in other operating income.

Liquidation of KGHM Polish Copper LTD.

On 13 May 2008 the Management Board of the Parent Entity resolved to undertake actions aimed at liquidating the company KGHM Polish Copper Ltd. By the end of 2008 the significant trade contracts of KGHM Polish Copper Ltd. were taken over by the Parent Entity, while the remaining trade contracts will expire in the first months of 2009. Further actions aimed at liquidation will be made in cooperation with a consultant, following issue of the auditor's opinion on the financial statements of KGHM Polish Copper Ltd. for 2008.

(amounts in tables in thousand PLN, unless otherwise stated)

5. Information on business segments

	for the period from 1 January 2008 to 31 December 2008				
	Copper and precious metals, other smelter products	**Telecom and IT services**	**Other**	**Eliminations**	**Consolidated amount**
REVENUE					
External sales	11 397 662	550 668	706 555	-	12 654 885
Inter-segment sales	91 172	3 336	1 653 016	(1 747 524)	-
Total revenue	**11 488 834**	**554 004**	**2 359 571**	**(1 747 524)**	**12 654 885**
RESULT					
Segment result	4 576 875	(251 810)	132 549	(493 125)	3 964 489
Unallocated expenses of Group as a whole	-	-	-	-	(778 127)
Operating profit	**-**	**-**	**-**	**-**	**3 186 362**
Finance cost - net	-	-	-	-	(57 494)
Share of profit of associates	-	266 921	658	-	267 579
Profit before income tax	**-**	**-**	**-**	**-**	**3 396 447**
Income tax expense	-	-	-	-	(630 581)
Profit for the period	**-**	**-**	**-**	**-**	**2 765 866**

	At 31 December 2008				
	Copper and precious metals, other smelter products	**Telecom and IT services**	**Other**	**Eliminations**	**Consolidated amount**
OTHER INFORMATION					
Segment assets	10 079 609	925 233	1 523 664	(432 512)	12 095 994
Investments in entities accounted for using the equity method	-	1 498 116	-	-	1 498 116
Unallocated assets of Group as a whole	-	-	-	-	1 405 995
Total consolidated assets	**-**	**-**	**-**	**-**	**15 000 105**
Segment liabilities	2 892 531	60 158	394 957	(262 895)	3 084 751
Unallocated liabilities of Group as a whole	-	-	-	-	932 489
Total consolidated liabilities	**-**	**-**	**-**	**-**	**4 017 240**
	for the period from 1 January 2008 to 31 December 2008				
Capital expenditures	1 162 829	72 158	241 028	(36 351)	1 439 664
Depreciation of property, plant and equipment	478 761	108 610	80 570	(11 984)	655 957
Amortisation of intangible assets	12 582	7 439	4 704	685	25 410
Impairment of property, plant and equipment and intangible assets recognised in income statement	3 318	278 709	515	-	282 542
Other non-cash expenses, of which:	36 258	20 700	9 516	(2 203)	64 271
- provisions recognised	15 755	10 603	5 413	-	31 771

(amounts in tables in thousand PLN, unless otherwise stated)

5. Information on business segments (continuation)

for the period from 1 January 2007 to 31 December 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
REVENUE					
External sales	12 397 394	494 173	602 561	-	13 494 128
Inter-segment sales	135 430	3 943	1 480 637	(1 620 010)	-
Total revenue	**12 532 824**	**498 116**	**2 083 198**	**(1 620 010)**	**13 494 128**
RESULT					
Segment result	5 497 047	63 092	129 487	(424 798)	5 264 828
Unallocated expenses of Group as a whole	-	-	-	-	(737 875)
Operating profit	**-**	**-**	**-**	**-**	**4 526 953**
Finance cost - net	-	-	-	-	(35 159)
Share of profit of associates	-	264 191	902	-	265 093
Profit before income tax	**-**	**-**	**-**	**-**	**4 756 887**
Income tax expense	-	-	-	-	(821 371)
Profit for the period	**-**	**-**	**-**	**-**	**3 935 516**

At 31 December 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	10 029 650	1 215 920	1 364 612	(451 750)	12 158 432
Investments in entities accounted for using the equity method	-	687 665	2 431	-	690 096
Unallocated assets of Group as a whole	-	-	-	-	654 870
Total consolidated assets	**-**	**-**	**-**	**-**	**13 503 398**
Segment liabilities	2 587 784	69 253	362 468	(223 071)	2 796 434
Unallocated liabilities of Group as a whole	-	-	-	-	1 205 355
Total consolidated liabilities	**-**	**-**	**-**	**-**	**4 001 789**

for the period from 1 January 2007 to 31 December 2007

Capital expenditures	837 502	108 454	188 972	(16 551)	1 118 377
Depreciation of property, plant and equipment	416 612	97 921	73 661	(11 912)	576 282
Amortisation of intangible assets	10 168	5 892	4 743	461	21 264
Impairment of property, plant and equipment and intangible assets recognised in income statement	3 710	5 204	(991)	-	7 923
Other non-cash expenses, of which:	84 796	6 389	7 579	(2 824)	95 940
- provisions recognised	57 046	98	5 361	-	62 505

The principles of distinguishing of segments are described in note 2 point 2.2.25

Inter-segment transactions are entered into under normal market conditions which also apply in relations with parties external to the Group.

(amounts in tables in thousand PLN, unless otherwise stated)

5. Information on business segments (continuation)

Information on geographical segments

	Revenue for the period		Total assets at		Capital expenditures for the period	
	from 1 January 2008 to 31 December 2008	from 1 January 2007 to 31 December 2007	31 December 2008	31 December 2007	from 1 January 2008 to 31 December 2008	from 1 January 2007 to 31 December 2007
Poland	4 484 811	5 662 587	14 911 576	13 410 736	1 439 344	1 116 651
Germany	1 398 163	2 528 005	-	-	-	-
France	809 686	82 016	-	-	-	-
United Kingdom	955 703	722 365	71 724	68 925	-	12
Czech Republic	870 894	1 244 613	-	-	-	-
Austria	225 360	295 088	8 043	16 379	18	6
Hungary	176 711	166 685	-	-	-	-
China	1 264 188	852 220	-	-	-	-
Other countries	2 469 369	1 940 549	8 762	7 358	302	1 708
TOTAL:	**12 654 885**	**13 494 128**	**15 000 105**	**13 503 398**	**1 439 664**	**1 118 377**

The geographical breakdown of revenues from sales reflects the location of end clients. The breakdown of total assets reflects their geographical distribution. The breakdown of total capital expenditures reflects the distribution of assets.

6. Property, plant and equipment

	At	
	31 December 2008	31 December 2007
Land	19 465	20 237
Buildings and constructions	3 239 210	3 208 274
Technical equipment and machinery	2 504 965	2 475 477
Motor vehicles	139 915	129 056
Other fixed assets	60 924	52 994
Assets under construction	1 171 828	728 314
Total	**7 136 307**	**6 614 352**

(amounts in tables in thousand PLN, unless otherwise stated)

6. Property, plant and equipment (continuation)

Changes in property, plant and equipment in the period from 1 January 2007 to 31 December 2008

	Note	Land	Buildings and constructions	Technical equipment and machinery	Motor vehicles	Other fixed assets	Assets under construction	Total
At 1 January 2007								
Gross carrying amount		17 816	6 931 032	5 626 398	301 731	142 156	683 779	13 702 912
Accumulated depreciation		-	(3 728 788)	(3 435 164)	(190 479)	(93 827)	-	(7 448 258)
Impairment losses		-	(116 875)	(55 028)	(119)	(14)	(30 332)	(202 368)
Net carrying amount		**17 816**	**3 085 369**	**2 136 206**	**111 133**	**48 315**	**653 447**	**6 052 286**
Changes in 2007								
Settlement of assets under construction		3 446	219 845	715 568	34 576	10 953	(984 388)	-
Settlement of assets under construction – other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(17 618)	(17 618)
Direct purchases		-	13 499	15 313	3 781	6 961	1 051 991	1 091 545
Internally-produced		-	-	-	-	-	5 688	5 688
Reclassification from non-current assets classified as held for sale or included in a disposal group		-	-	-	454	-	-	454
Disposal		(981)	(5 226)	(17 931)	(5 311)	(3 504)	-	(32 953)
Donations and no-cost transfers		-	(179)	(2)	(176)	9	(5)	(353)
Scrapping/decommissioning or write-off		(44)	(15 245)	(192 637)	(3 599)	(5 170)	(9)	(216 704)
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		-	(4 125)	(63)	-	(27)	-	(4 215)
Other changes		-	6 751	(891)	4 047	(223)	9 835	19 519
Change in amount of provisions for costs of decommissioning		-	64 850	-	-	-	-	64 850
Transfer between groups		-	1 287	(1 287)	-	-	-	-
Depreciation	28	-	(173 347)	(367 533)	(23 988)	(11 414)	-	(576 282)
Decrease in accumulated depreciation due to scrapping, sale and other		-	14 445	189 091	8 043	7 093	-	218 672
Impairment losses	28, 31	-	(203)	(3 773)	-	-	(5 178)	(9 154)
Reversal of impairment losses	28, 30	-	-	3	-	-	2 111	2 114
Utilisation of impairment losses		-	553	3 413	96	1	12 440	16 503
At 31 December 2007								
Gross carrying amount		20 237	7 212 489	6 144 468	335 503	151 155	749 273	14 613 125
Accumulated depreciation		-	(3 887 690)	(3 613 606)	(206 424)	(98 148)	-	(7 805 868)
Impairment losses		-	(116 525)	(55 385)	(23)	(13)	(20 959)	(192 905)
Net carrying amount		**20 237**	**3 208 274**	**2 475 477**	**129 056**	**52 994**	**728 314**	**6 614 352**
Changes in 2008								
Settlement of assets under construction		-	268 308	624 800	25 879	15 691	(934 678)	-
Settlement of assets under construction – other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(3 212)	(3 212)
Direct purchases		-	1 063	18 643	2 344	5 968	1 371 533	1 399 551
Internally-produced		-	-	-	-	-	14 751	14 751
Reclassification from non-current assets classified as held for sale or included in a disposal group		-	629	63	-	27	-	719
Disposal		(16)	(6 922)	(2 698)	(6 937)	(244)	-	(16 817)
Donations and no-cost transfers		-	-	3	-	68	-	71
Scrapping/decommissioning or write-off		-	(124 680)	(282 751)	(8 044)	(8 725)	(381)	(424 581)
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		(756)	(4 154)	(10 686)	(7 994)	(99)	-	(23 689)
Gross carrying amount in a subsidiary at the date of obtaining control		-	32 193	33 377	1 120	327	2 825	69 842
Other changes		-	(5 262)	(2 655)	11 983	(731)	2 125	5 460
Change in amount of provisions for costs of decommissioning		-	37 851	-	-	-	-	37 851
Transfer between groups		-	10 479	(10 193)	-	(286)	-	-
Depreciation	28	-	(171 905)	(446 881)	(24 865)	(12 306)	-	(655 957)
Decrease in accumulated depreciation due to scrapping, sale and other		-	109 630	276 654	18 192	8 524	-	413 000
Accumulated depreciation in a subsidiary at the date of obtaining control		-	(7 093)	(20 221)	(490)	(251)	-	(28 055)
Impairment losses	26, 28, 31	-	(123 918)	(161 814)	(372)	(34)	(10 560)	(296 698)
Reversal of impairment losses	26, 28, 30	-	14 023	-	-	-	166	14 189
Utilisation of impairment losses	26	-	694	13 847	43	1	945	15 530
At 31 December 2008								
Gross carrying amount		19 465	7 421 994	6 512 371	353 854	163 151	1 202 236	15 673 071
Accumulated depreciation		-	(3 957 058)	(3 804 054)	(213 587)	(102 181)	-	(8 076 880)
Impairment losses		-	(225 726)	(203 352)	(352)	(46)	(30 408)	(459 884)
Net carrying amount		**19 465**	**3 239 210**	**2 504 965**	**139 915**	**60 924**	**1 171 828**	**7 136 307**

(amounts in tables in thousand PLN, unless otherwise stated)

6. Property, plant and equipment (continuation)

Impairment losses on property, plant and equipment are mainly in respect of the subsidiary DIALOG S.A. At 31 December 2008 impairment recognised with respect to the property, plant and equipment of DIALOG S.A., carried out based on impairment tests performed in the years 2005-2008, amounted to PLN 449 451 thousand (at 31 December 2007, PLN 185 950 thousand). At the end of 2008, as in prior years, due to the technological obsolescence and loss of utility of an asset due to new technology, DIALOG S.A. performed an impairment test. As a result of this test impairment was recognised on property, plant and equipment in the amount of PLN 268 270 thousand. For calculation purposes it was assumed that all of the assets of DIALOG S.A. represent a single cash-generating unit. The recoverable amount of this cash-generating unit was determined based on calculations of value in use. The value in use of assets was determined based on cash flow forecasts for the period 2009-2015, assumed for the creation of the long term strategy, adjusted by flows related to future investments. Individual flows were discounted using rates based on:

- the risk-free rate of 5.37% and WIBOR of 5.61% (from the end of 2008),
- a risk premium of 8.4%
- debt financing with respect to debt/capital according to the anticipated financing structure of DIALOG S.A.
- the beta ratio, reflecting financial leverage of 0.63
- the iterative method applied to standardise amounts based on pre-and post taxation flows.

As a result of applying these assumptions, the discount rate amounted to 11.21% before taxation.

Depreciation of property, plant and equipment used in production or in the provision of services was recognised in the income statement as a cost of sales in the amount of PLN 623 004 thousand (at 31 December 2007, PLN 540 393 thousand). Depreciation of other property, plant and equipment was recognised in administrative expenses in the amount of PLN 21 963 thousand (at 31 December 2007, PLN 23 906 thousand) and in selling costs in the amount of PLN 10 990 thousand (at 31 December 2007, PLN 11 983 thousand).

The KGHM Polska Miedź S.A. Group as a lessee uses the following items of property, plant and equipment under finance lease agreements

	At					
	31 December 2008			31 December 2007		
Groups of property, plant and equipment	Initial cost–capitalised finance lease	Accumulated depreciation	Net carrying amount	Initial cost–capitalised finance lease	Accumulated depreciation	Net carrying amount
Technical equipment and machinery	773	87	686	11 987	10 895	1 092
Motor vehicles	17 323	1 477	15 846	4 737	629	4 108
Total	**18 096**	**1 564**	**16 532**	**16 724**	**11 524**	**5 200**

KGHM Polska Miedź S.A. Group as a lessor leased out the following property, plant and equipment based on operating lease agreements

	At							
	31 December 2008				31 December 2007			
	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount
Land	2 349	-	-	2 349	1 855	-	-	1 855
Buildings and constructions	31 103	730	18 324	12 779	31 093	678	17 893	13 200
Technical equipment and machinery	26 085	1 420	11 388	14 697	26 659	1 390	11 390	15 269
Motor vehicles	-	-	-	-	19	-	19	-
Other property, plant and equipment	558	24	530	28	558	25	505	53
Total	**60 095**	**2 174**	**30 242**	**29 853**	**60 184**	**2 093**	**29 807**	**30 377**

Amount of collateral for the repayment of liabilities of the KGHM Polska Miedź S.A. Group established on property, plant and equipment was presented in note 21 Collateral for the repayment of liabilities.

(amounts in tables in thousand PLN, unless otherwise stated)

6. Property, plant and equipment (continuation)

Amount of compensation from parties external to the Group, recognised in profit or loss, with respect to property, plant and equipment which has been lost or impaired

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Amount of compensation recognised in profit or loss	1 949	1 865

Major investment projects recognised at 31 December 2008 under assets under construction

Construction of the SW-4 shaft	196 452
Głogów Głęboki – Przemysłowy	194 386
Pyrometallurgy modernisation	101 418
Mining region infrastructural development	97 279
Modernisation of a stadium	74 457
Modernisation of a tailings hydrotransport installation including the direct pumping of tailings	47 338
Investments in power and communications facilities	47 149
Modernisation of sulphuric acid unit	39 520
Modernisation of steam and water boilers	33 162
Conveyor belt and pipeline transport investments	25 737
Installation for the incineration of production gases	21 756
Shafts and primary equipment	18 401
Total	**897 055**

Major investment projects recognised at 31 December 2007 under assets under construction

Construction of the SW-4 shaft	153 475
Głogów Głęboki – Przemysłowy	115 496
Mining region infrastructural development	77 701
Investments in power and communications facilities	40 807
Construction of office building	32 583
Pyrometallurgy modernisation	32 159
Conformatory work	27 128
Conveyor belt and pipeline transport investments	19 320
Modernisation of steam and water boilers	17 881
Construction of the R-XI shaft	16 842
Shafts and primary equipment	14 023
Modernisation of a tailings hydrotransport installation including the direct pumping of tailings	13 393
Modernisation of a stadium	10 807
Purchase of mining machinery	10 667
Total	**582 282**

Capital commitments at the balance sheet date but not recognised in the balance sheet

	At	
	31 December 2008	**31 December 2007**
For the acquisition of property, plant and equipment	511 877	454 100
For the acquisition of intangible assets	17 141	10 835
Total capital commitments:	**529 018**	**464 935**

(amounts in tables in thousand PLN, unless otherwise stated)

6. Property, plant and equipment (continuation)

Perpetual usufruct of land

At 31 December 2008, the Group entities used land under perpetual usufruct rights comprising a total area of 6 080 ha (at 31 December 2007: 6 053 ha).

	At	
	31 December 2008	**31 December 2007**
	(ha)	**(ha)**
KGHM Polska Miedź S.A.	5 708	5 741
Subsidiaries of the Group	372	312

The Parent Entity and some Group companies received perpetual usufruct rights free of charge based on laws in force. The land held under perpetual usufruct comprises industrial terrain related to the principal activities of the Group, which also include protective zones in which environmental quality standards have been transgressed due to the activities carried out by the Group.

Due to the nature of the use of the above-mentioned land, the Parent Entity has not determined a fair value for these perpetual usufruct rights at 31 December 2008.

Total value of future minimum fees due to perpetual usufruct of land	At	
	31 December 2008	**31 December 2007**
Under one year	7 900	7 130
From one to five years	31 890	28 535
Over five years	484 438	437 063
Total:	**524 228**	**472 728**

Fees due to perpetual usufruct of land recognised in profit or loss	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Value of fees due to perpetual usufruct of land	7 717	6 874

Off-balance sheet liabilities of the Group due to the perpetual usufruct of land were estimated on the basis of annual fee rates resulting from the recent administrative decisions and the useful life of the land subject to this right.

7. Intangible assets

	At	
	31 December 2008	**31 December 2007**
Development costs	3 892	1 354
Goodwill	11 075	2 918
Software	23 796	22 137
Acquired concessions, patents, licenses	30 730	16 657
Other intangible assets	52 907	42 195
Intangible assets not yet available for use	29 181	33 970
Total	**151 581**	**119 231**

(amounts in tables in thousand PLN, unless otherwise stated)

7. Intangible assets (continuation)

Changes in intangible assets in the period from 1 January 2007 to 31 December 2008:

	Note	Development costs	Goodwill	Software	Acquired concessions, patents, licenses	Other intangible assets	Intangible assets not yet available for use	Total
At 1 January 2007								
Gross carrying amount		17 276	2 981	80 905	44 758	47 831	37 811	231 562
Accumulated amortisation		(12 732)	-	(55 921)	(27 012)	(6 066)	-	(101 731)
Impairment losses		-	(402)	(3 415)	-	-	-	(3 817)
Net carrying amount		**4 544**	**2 579**	**21 569**	**17 746**	**41 765**	**37 811**	**126 014**
Changes in 2007								
Transfer from intangible assets not yet available for use		44	-	6 972	6 242	-	(13 258)	-
Direct purchases		95	-	1 134	301	4 569	20 733	26 832
Other changes		-	339	(4)	-	(37)	(10 500)	(10 202)
Disposals		(481)	-	13	(6)	(201)	-	(675)
Liquidation or write-off		(737)	-	(2 214)	(2 621)	(2 571)	-	(8 143)
Amortisation	28	(3 118)	-	(7 539)	(7 632)	(2 975)	-	(21 264)
Decrease in accumulated amortisation due to liquidation, sale and other		1 074	-	2 016	2 627	1 645	-	7 362
Impairment losses	28, 31	(67)	-	-	-	-	(816)	(883)
Utilisation of impairment losses		-	-	190	-	-	-	190
At 31 December 2007								
Gross carrying amount		16 197	3 320	86 806	48 674	49 591	34 786	239 374
Accumulated amortisation		(14 776)	-	(61 444)	(32 017)	(7 396)	-	(115 633)
Impairment losses		(67)	(402)	(3 225)	-	-	(816)	(4 510)
Net carrying amount		**1 354**	**2 918**	**22 137**	**16 657**	**42 195**	**33 970**	**119 231**
Changes in 2008								
Transfer from intangible assets not yet available for use		4 003	-	6 235	11 486	-	(21 724)	-
Direct purchases		-	-	3 903	13 327	2 297	20 586	40 113
Other changes		(95)	-	(1 192)	927	10 349	(3 673)	6 316
Disposals		-	-	-	(5)	(982)	-	(987)
Liquidation or write-off		(570)	-	(7 497)	(4 294)	(2 452)	-	(14 813)
Gross carrying amount in a subsidiary at the date of obtaining control			8 157	1 411	2 138			11 706
Amortisation	28	(2 381)	-	(7 872)	(11 785)	(3 372)	-	(25 410)
Decrease in accumulated amortisation due to liquidation, sale and other		1 514	-	6 987	4 468	4 872	-	17 841
Accumulated amortisation in a subsidiary at the date of obtaining control				(964)	(1 801)			(2 765)
Impairment losses	26, 28, 31	-	-	(90)	(392)	-	(29)	(511)
Reversal of impairment losses	26, 28, 30	67	-	411	-	-	-	478
Utilisation of impairment losses	26	-	-	327	4	-	51	382
At 31 December 2008								
Gross carrying amount		19 535	11 477	89 666	72 253	58 803	29 975	281 709
Accumulated amortisation		(15 643)	-	(63 293)	(41 135)	(5 896)	-	(125 967)
Impairment losses		-	(402)	(2 577)	(388)	-	(794)	(4 161)
Net carrying amount		**3 892**	**11 075**	**23 796**	**30 730**	**52 907**	**29 181**	**151 581**

At 31 December 2008, the most significant item of intangible assets of the KGHM Polska Miedź S.A. Group is the documentation of geological information on the "Głogów Głęboki" deposit, included under other intangible assets, with a carrying amount of PLN 29 382 thousand (at 31 December 2007: PLN 30 029 thousand) and the established mining rights for extracting copper ore from the "Głogów Głęboki" deposit with a carrying amount of PLN 3 994 thousand (at 31 December 2007: PLN 4 080 thousand). The remaining amortisation period of both items of intangible assets is 46 years.

By a Decree of the Council of Ministers dated 27 December 2005 (Journal of Laws no. 264/2005 item 2206) the Polish government allocated emission rights to specific eligible business entities.
The amount of emission allowances allocated in the National Plan for Allocating Proprietary Rights for each calendar year in the settlement period 2008-2012 amounts to 486 196 allowances. In 2008 the operation of facilities required the utilisation of 482 552.74 allowances. The amount of unused allowances for 2008 in the amount of 4 643.26 remains for final settlement of allowances for the year 2008.

The amortisation of intangible assets utilised in the production or in the providing of services was recognised as a cost of sales in the income statement: PLN 20 290 thousand (at 31 December 2007: PLN 15 976 thousand). The amortisation of other intangible assets was recognised in administrative expenses: PLN 3 126 thousand (at 31 December 2007: PLN 3 074 thousand) and selling costs: PLN 1 994 thousand (at 31 December 2007: PLN 2 214 thousand).

(amounts in tables in thousand PLN, unless otherwise stated)

8. Investment property

	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Beginning of financial period		**16 517**	**18 853**
Changes during the financial period		**1 566**	**(2 336)**
- re-measurement to fair value	30, 31	1 566	(2 336)
End of financial period		**18 083**	**16 517**

At 31 December 2008, investment property with a value of PLN 18 083 thousand is based on the measurement carried out by a valuer at 31 December 2008.

The measurement of investment property (land) located in Lubin was carried out by an independent, professionally-qualified valuer, holding valid authorisation to perform such valuation, and was estimated using a comparative approach, by the method of comparing pairs. Selection of the approach and method was based on principles set forth in the act on property management and the decree of the Council of Ministers regarding the principles of property valuation and the principles and manner of preparing a valuation survey. Market data was used by the valuer to perform this valuation.

9. Investments in associates

	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Beginning of financial period		**690 096**	**690 074**
Share of profits of associates	35	267 579	265 093
Changes in equity due to payment of dividend for the prior and current financial year		(182 860)	(265 092)
Acquisition of shares in associates		726 391	-
Disposal of shares in associates		(3 090)	-
Other changes		-	21
End of financial period		**1 498 116**	**690 096**

Interests held by the Group in associates

	Country of incorporation	Assets	Liabilities	Sales	Profit for the period	Interest held (%)
At 31 December 2007						
Polkomtel S.A.	Poland	8 453 373	4 946 435	7 799 020	1 358 676	19.61
MINOVA-KSANTE Spółka z o.o.	Poland	9 740	1 635	16 760	3 006	30.00
		8 463 113	4 948 070	7 815 780	1 361 682	
At 31 December 2008						
Polkomtel S.A.	Poland	8 913 880	4 978 247	8 482 085	1 361 239	24.39

The shares of Polkomtel S.A., despite the fact that the share of KGHM Polska Miedź S.A. until 18 December 2008 was less than 20% (19.61%), were valued in the consolidated financial statements by the equity method. Significant influence was determined based on provisions of the shareholder agreement and the statutes of Polkomtel S.A., thanks to which KGHM Polska Miedź S.A., through its representative on the Supervisory Board, had influence on resolutions related to the operating strategy of Polkomtel S.A., which in turn affected its operating and financial policies.

On 18 December 2008 KGHM Polska Miedź S.A. acquired from TDC Mobile International A/S (TDC A/S) 980 486 ordinary registered shares in Polkomtel S.A., with a nominal value of PLN 100 each, representing approx. 4.78% for EUR 176 978 thousand. The purchase price of the shares of Polkomtel S.A. in the accounts of KGHM Polska Miedź S.A. increased by PLN 726 391 thousand. As a result of settlement of this transaction, KGHM Polska Miedź S.A. holds 24.39% of the share capital of Polkomtel S.A. The provisionally-set goodwill allocated to the investments in associates amounts to PLN 538 155 thousand. Final settlement of purchase price will be made in 2009.

(amounts in tables in thousand PLN, unless otherwise stated)

9. Investments in associates (continuation)

On 26 August 2008 the Parent Entity sold 13 500 shares of MINOVA-KSANTE Spółka z o.o. back to this company, representing 30% of the share capital of MINOVA-KSANTE Spółka z o.o. and granting the right to 30% of the votes at the General Shareholders' Meeting.

These shares were sold based on an agreement entered into between KGHM Polska Miedź S.A. and MINOVA-KSANTE Spółka z o.o. titled "Agreement for the buy-back of shares for the purpose of their retirement" dated 26 August 2008. The sale price for these 13 500 shares with a total nominal value of PLN 1 350 thousand amounts to PLN 8 542 thousand (PLN 632.75 per share).

The net value of sold shares in the consolidated financial statements amounted to PLN 3 090 thousand.

Gains from the sale of an associate recognised in consolidated income statement amounts to PLN 5 452 thousand.

Following this transaction KGHM Polska Miedź S.A. no longer owns any of the share capital of MINOVA-KSANTE Spółka z o.o.

10. Available-for-sale financial assets

	Note	At	
		31 December 2008	**31 December 2007**
Non-current available-for-sale financial assets		**31 213**	**47 155**
- shares in unlisted companies		11 417	23 952
- shares in listed companies		8 525	9 455
- treasury bonds		-	3 076
- share in the AIG investment fund		11 264	10 665
- other		7	7
Total available-for-sale financial assets:	**33.1**	**31 213**	**47 155**

11. Held-to-maturity investments

	Note	At	
		31 December 2008	**31 December 2007**
Non-current held-to-maturity investments		**59 592**	**43 934**
- debt securities		59 545	43 893
- other securities		47	41
Total held-to-maturity investments:	**33.1**	**59 592**	**43 934**

The Parent Entity is required by the Law on Geology and Mining, dated 4 February 1994 (Journal of Laws No. 228 item 1947 dated 14 November 2005) and the Decree of the Minister of the Economy of 24 June 2002 regarding the specific principles for the creation and functioning of mine closure funds (Journal of Laws No. 108, item 951) to accumulate monetary resources in a separate bank account called the Mine Closure Fund (MCF) to cover future decommissioning costs of mines and other facilities. As these funds will only be utilised in future periods, the Parent Entity has determined that, despite the fact that they are not invested in long-term financial instruments, they are in fact restricted from being used to settle liabilities within at least twelve months from the balance sheet date (IAS 1 para. 57 d.) and therefore it is more appropriate to present them under non-current assets.

Management of the MCF assets primarily involves their investment in short-term bank deposits or debt securities with a maturity of up to 1 year from the date of acquisition. MCF assets at the balance sheet date were invested mainly in short-term deposit of PLN 59 540 thousand.

Information on the fair value of held-to-maturity investments was presented in Note 33.2.

(amounts in tables in thousand PLN, unless otherwise stated)

12. Derivative financial instruments

	Note	At 31 December 2008	At 31 December 2007
Non-current assets, of which:		**6 501**	**33 395**
hedging instruments		6 501	30 308
trade instruments		-	3 087
Current assets, of which:		**711 127**	**81 622**
hedging instruments		711 096	68 075
trade instruments		31	13 547
Total assets:	33.1	**717 628**	**115 017**
Non-current liabilities, of which:		**-**	**3 087**
trade instruments		-	3 087
Current liabilities, of which:		**4 930**	**14 335**
hedging instruments		-	964
trade instruments		4 930	13 371
Total liabilities:	33.1	**4 930**	**17 422**

12. Derivative financial instruments (continuation)

TRADE DERIVATIVES			At 31 December 2008				At 31 December 2007			
	Volume/ Notional	**Avg. weighted price/ex. rate[1)]**	**Financial assets**		**Financial liabilities**		**Financial assets**		**Financial liabilities**	
Type of financial instrument	Cu ['000 t] Ag ['000 troz] Currency ['000 USD, '000 EUR]	Cu [USD/t] Ag [USD/troz] Currency [USD/PLN] [EUR/PLN]	**Current**	**Non-current**	**Current**	**Non-current**	**Current**	**Non-current**	**Current**	**Non-current**
Derivatives – Commodity contracts – Metals - Copper										
Swaps	1.35	4 039.92			(3 771)					
Options										
Purchased put options							13 369	3 087		
Written put options									(13 371)	(3 087)
TOTAL:					**(3 771)**		**13 369**	**3 087**	**(13 371)**	**(3 087)**
Derivatives – Currency contracts										
Forwards USD	4 414	2.1965 – 2.9754	31		(576)		178			
Forwards EUR	2 100	3.5787 – 4.1850			(583)					
TOTAL:			**31**		(1 159)		**178**			
Embedded derivative instruments										
Total trade derivatives			**31**		**(4 930)**		**13 547**	**3 087**	**(13 371)**	**(3 087)**

12. Derivative financial instruments (continuation)

HEDGING DERIVATIVES

Type of financial instrument	Volume/ Notional Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Avg. weighted price/ ex. rate[1] Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	Maturity date		Period of profit/loss impact		At 31 December 2008				At 31 December 2007			
							Financial assets		Financial liabilities		Financial assets		Financial liabilities	
			From	Till	From	Till	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives – Commodity contracts - Metals - Copper														
Swaps													(964)	
Options														
Collar - purchased put options	3	7 300.00	Jan 09	Mar 09	Feb 09	Apr 09	37 604							
Collar – written call options	3	9 000.00	Jan 09	Mar 09	Feb 09	Apr 09								
Purchased put options	60	6 200.00	Jan 09	June 09	Feb 09	July 09	554 031				63 140	11 951		
Synthetic put														
TOTAL:							**591 635**				**63 140**	**11 951**	**(964)**	
Derivatives – Commodity contracts - Metals - Silver														
Swaps														
Options														
Purchased put options	8 800	12.00	Jan 09	Nov 09	Feb 09	Dec 09	57 135				4 935	18 357		
Purchased put options	800	12.00	Dec 09	Dec 09	Jan 10	Jan 10		6 501						
Collars														
TOTAL:							**57 135**	**6 501**			**4 935**	**18 357**		
Derivatives – Currency contracts - PLN/USD														
Forwards														
Options														
Purchased put options	924 000	2.4334	Jan 09	Dec 09	Jan 09	Dec 09	62 326							
TOTAL:							**62 326**							
TOTAL hedging derivatives							**711 096**	**6 501**			**68 075**	**30 308**	**(964)**	

[1] The weighted average hedge contract prices/ exchange rates are aggregate amounts presented for informational purposes only. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in option instruments, in the case of which the simulation of future settlement amounts may generate one set of results when the average weighted exercise price/ exchange rate is assumed and other set of results when the calculation is based on specific exercise prices/ exchange rates of options entered into by the Parent Entity.

(amounts in tables in thousand PLN, unless otherwise stated)

13. Trade and other receivables

	Note	At 31 December 2008	At 31 December 2007
Non-current trade and other receivables			
Trade receivables		13 468	11 767
Amount retained (collateral) due to long-term construction contracts		2 063	10 963
Deposits		15 405	15 405
Other financial receivables		3 997	1 692
Impairment allowances	34.3.6	(15 453)	(11 013)
Total loans and financial receivables, net:	33.1	**19 480**	**28 814**
Other non-financial receivables		171	59
Prepayments		3 123	18 198
Impairment allowances		-	-
Total non-financial receivables, net		**3 294**	**18 257**
Non-current trade and other receivables, net:		**22 774**	**47 071**
Current trade and other receivables			
Trade receivables		767 469	738 067
Receivables due to unsettled derivative instruments	34.1.8	287 146	8 877
Loans granted		907	307
Other financial receivables		43 162	45 570
Impairment allowances	34.3.6	(49 507)	(48 839)
Total loans and financial receivables, net	33.1	**1 049 177**	**743 982**
Other non-financial receivables, including:		462 878	238 501
- taxes and other charge		422 318	201 895
Prepayments		13 944	17 114
Impairment allowances		(56 040)	(74 230)
Total non-financial receivables, net		**420 782**	**181 385**
Current trade and other receivables, net		**1 469 959**	**925 367**
Total non-current and current trade and other receivables, net		**1 492 733**	**972 438**

Receivables due to unsettled derivative instruments represent the amount of derivative instruments whose date of settlement falls on 5 January 2009 for the balance at 31 December 2008, and 3 January 2008 for the balance at 31 December 2007. These instruments were measured to fair value at the average settlement price for the month of December 2008 and of December 2007. Detailes are described in note 34.1.8.

Impairment allowances on non-financial receivables

	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Impairment allowances at the beginning of the period	**74 230**	**31 889**
Impairment allowances recognised in profit or loss	11 915	42 564
Impairment allowances reversed through profit or loss	(5 434)	(129)
Impairment allowances utilised during the period	(24 701)	(96)
Impairment allowances on costs of legal proceedings	34	11
Reversal of impairment allowances on costs of legal proceedings	(4)	(9)
Impairment allowances at the end of the period	**56 040**	**74 230**

(amounts in tables in thousand PLN, unless otherwise stated)

14. Inventories

	Note	At 31 December 2008	At 31 December 2007
Materials		201 579	189 292
Semi-finished products and work in progress		1 091 714	1 177 498
Finished products		269 796	335 226
Goods for resale		45 280	42 479
Total carrying amount of inventories		**1 608 369**	**1 744 495**

Write-down of inventories in the financial period		**For the period from 1 January 2008 to 31 December 2008**	**For the period from 1 January 2007 to 31 December 2007**
Write-down of inventories recognised in cost of sales	28	(66 576)	(4 230)
Reversal of write-down recognised in cost of sales	28	1 518	1 714

The most significant item in Group inventories were copper inventories of the Parent Entity. At 31 December 2008, in accordance with accounting principles, these copper inventories were valued at net sale price based on the LME forward curve set for the months in which a given copper sale occurs. Amount of write-down: PLN 58 381 thousand.

15. Cash and cash equivalents

	Note	At 31 December 2008	At 31 December 2007
Cash in hand		418	577
Cash at bank		202 613	86 609
Other cash		197	474
Other financial assets with a maturity of up to 3 months from the date of acquisition		1 862 535	2 724 436
Total cash and cash equivalents	**33.1**	**2 065 763**	**2 812 096**

Other financial assets with a maturity of up to 3 months from the date of acquisition include deposits in the amount of PLN 1 858 673 thousand (as at 31 December 2007: PLN 2 638 137 thousand), debt securities – there were none (at 31 December 2007: PLN 83 628 thousand) and interest accrued on financial assets in the amount of PLN 3 862 thousand (as at 31 December 2007: PLN 2 671 thousand).

Components of cash and cash equivalents presented in the cash flow statement are the same as those presented in the balance sheet.

16. Share capital

As at 31 December 2008, the Parent Entity's registered share capital, in accordance with the entry in the National Court Regsiter, amounted to PLN 2 000 000 thousand and was divided into 200 000 000 shares ("A" series), fully paid, with a nominal value of PLN 10 each. All shares are bearer shares. The Company did not issue preference shares. Each share gives right to one vote at the General Shareholders' Meeting. The Parent Entity does not have treasury shares. Subsidiaries and associates do not have shares of KGHM Polska Miedź S.A. In the years ended 31 December 2008 and 31 December 2007 there were no changes in the share capital registered or in the number of shares.

Ownership structure

At 31 December 2008, the only shareholder of the Parent Entity with shares representing at least 5% of the share capital and giving right to the same number of votes at the General Shareholders' Meeting was the State Treasury, which based on information dated 16 May 2007 held 83 589 900 shares, with a total nominal value of PLN 835 899 000, which accounts for 41.79% of the Company's share capital.

Other shareholders (including Deutsche Bank Trust Company Americas, deposit bank in a depositary receipt program) held shares in the amount below 5% of the share capital i.e. total of 116 410 100 shares with a total nominal value of PLN 1 164 101 000, which account for 58.21% of the share capital and give the same number of votes at the General Shareholders' Meeting.

In 2008 there were no changes in significant blocks of shares.

(amounts in tables in thousand PLN, unless otherwise stated)

17. Other reserves

	Note	Revaluation reserve on available-for-sale financial assets	Revaluation reserve on cash flow hedging financial instruments	Total other reserves
At 1 January 2007		**8 684**	**(439 845)**	**(431 161)**
Fair value gains on available-for-sale financial assets		13 167	-	13 167
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets		(19 894)	-	(19 894)
Impact of effective cash flow hedging transactions entered into	34.1.9	-	131 890	131 890
Amount transferred to profit or loss due to the settlement of hedging instruments	34.1.9	-	435 533	435 533
Deferred tax	22	1 082	(117 499)	(116 417)
Total income/(expenses) recognised directly in equity		**(5 645)**	**449 924**	**444 279**
At 31 December 2007		**3 039**	**10 079**	**13 118**
At 1 December 2008		**3 039**	**10 079**	**13 118**
Fair value gains on available-for-sale financial assets		7 169	-	7 169
Impact of effective cash flow hedging transactions	34.1.9	-	1 197 853	1 197 853
Amount transferred to profit or loss due to the settlement of hedging instruments	34.1.9	-	(579 991)	(579 991)
Deferred tax	22	(1 236)	(119 457)	(120 693)
Total income/(expenses) recognised directly in equity		**5 933**	**498 405**	**504 338**
At 31 December 2008		**8 972**	**508 484**	**517 456**

The revaluation reserve presented in other reserves, set in the amount of the fair value of hedging instruments in the effective portion of the hedge and the re-measurement to fair value of available-for-sale financial assets, is not subject to distribution.

Moreover, in the equity item: "Retained earnings", based on the Code of Commercial Companies, joint stock companies in the Group are required to create reserve capital against any eventual future or existing losses, to which no less than 8 percent of a given financial year's profit is to be transferred until the capital has been built up to no less than one-third of the share capital. The reserve capital created in this manner may not be employed otherwise than in covering the loss reported in the financial statements.
At 31 December 2008, the amount of this statutory reserve capital in the Group is PLN 679 826 thousand, of which PLN 660 000 thousand is in respect of the Parent Entity.

18. Transactions with minority shareholders

In 2008 transactions were carried out with minority shareholders through:
- a change in percentage ownership of the share capital of KGHM Letia S.A. due to an increase in share capital by PLN 7 428 thousand. The share of the Group in the share capital of KGHM Letia S.A. as a result of this transaction decreased by 9.5% in favour of minority shareholders.
- the acquisition by DIALOG S.A. of 75.06% of the shares of Petrotel Sp. z o.o. Minority interest at the acquisition date of 24.94% of the net assets of Petrotel sp. z o.o. was set at PLN 8 213 thousand.

	For the period from 1 January 2008 to 31 December 2008				
Type of transaction	**Cost**	**Value of net assets as at acquisition date**	**Goodwill**	**Gains from disposal**	**Transactions with minority shareholders**
Increase in the share capital of Letia S.A.	4 448	7 428	-	67	2 913
Acquisition of shares of Petrotel Sp. z o.o.	32 877	32 933	8 157	-	8 213
Total	37 325	40 361	8 157	67	11 126

(amounts in tables in thousand PLN, unless otherwise stated)

18. Transactions with minority shareholders (continuation)

In 2007 transactions with minority shareholders were as follows:

	For the period from 1 January 2007 to 31 December 2007				
Type of transaction	**Cost/ income from disposal**	**Value of net assets acquired /(disposed)**	**Goodwill/ (excess of the value of shares acquired over the cost of acquisition)**	**Loss from disposal/other operating cost**	**Transactions with minority shareholders**
Liquidation of Energetyka Spółka Specjalnego Przeznaczenia	50	(50)	-	-	-
Acquisition of shares of WM Łabędy S.A.	30 936	30 598	338	-	338
Change of indirect shares in WMN Sp. z o.o.	-	(872)	-	(872)	872
Acquisition of shares of KGHM Metraco S.A.	610	638	(28)	-	(638)
Acquisition of shares of KGHM Letia S.A.	18 990	18 990	-	-	1 010
Adjustment to minority interest capital	-	-	-	(320)	320
Total	50 586	49 304	310	(1 192)	1 902

19. Trade and other payables

	Note	At 31 December 2008	31 December 2007
Non-current trade and other payables			
Trade payables		18 942	9 281
Other financial liabilities		13 063	144
Total non-current financial liabilities (scope of MSSF7)	33.1	**32 005**	**9 425**
Deferred income		12 284	15 337
Total non-current non-financial liabilities		**12 284**	**15 337**
Total non-current trade and other payables		**44 289**	**24 762**
Current trade and other payables			
Trade payables		766 585	642 007
Payables due to unsettled derivative financial instruments	34.1.8	35 395	3 304
Other financial liabilities		67 747	44 320
Total current financial liabilities (scope of MSSF7)	33.1	**869 727**	**689 631**
Other financial liabilities (IAS 19 – Employee benefits)		156 960	160 266
Total current financial liabilities		**1 026 687**	**849 897**
Liabilities due to taxes and social security		264 678	330 608
Other non-financial liabilities		37 770	79 267
Special funds		74 034	56 212
Deferred income		24 426	7 647
Accruals		329 157	322 775
Total current non-financial liabilities		**730 065**	**796 509**
Total current trade and other payables		**1 726 752**	**1 646 406**
Total non-current and current trade and other payables		**1 801 041**	**1 671 168**

Trade payables are recognised in the balance sheet at amortised cost, using the effective interest rate, with the proviso that current trade payables are not discounted. The carrying amount of current trade payables approximates their fair value.
Accruals consist mainly of one-off remuneration paid after the approval of the annual financial statements in the amount of PLN 250 629 thousand (PLN 257 325 thousand at 31 December 2007) and settlement of unused annual leave in the amount of PLN 23 211 thousand (PLN 25 532 thousand at 31 December 2007).
Liabilities due to unsettled derivative instruments represent the amount of derivative instruments whose date of settlement falls on 5 January 2009 for the balance at 31 December 2008, and 3 January 2008 for the balance at 31 December 2007. These instruments were measured to fair value at the average settlement price for the month of December 2008 and of December 2007.

20. Borrowings and finance lease liabilities

	Note	At 31 December 2008	At 31 December 2007
Non-current borrowings and finance lease liabilities			
Bank loans		63 605	132 440
Loans		8 311	13 781
Finance lease liabilities		26 139	16 688
Total non-current borrowings and finance lease liabilities		**98 055**	**162 909**
Current borrowings and finance lease liabilities			
Bank loans		181 031	101 890
Loans		5 758	7 722
Finance lease liabilities		6 134	3 589
Total current borrowings and finance lease liabilities		**192 923**	**113 201**
Total borrowings and finance lease liabilities	**33.1**	**290 978**	**276 110**

20.1 Borrowings

Bank and other loans as at 31 December 2008

Bank loan currency	Interest rate	The value of the bank and other loans at balance sheet date (in '000) in foreign currency	in PLN	Of which payable in: 2009 (current)	2010	2011	2012-2013	2014 and beyond
EUR	Variable	2 050	8 553	1 652	1 972	819	1 637	2 473
PLN	Variable		233 188	177 845	12 002	9 337	16 956	17 048
PLN	Fixed		16 964	7 292	6 253	1 941	1 432	46
Total bank and other loans			**258 705**	**186 789**	**20 227**	**12 097**	**20 025**	**19 567**

Bank and other loans as at 31 December 2007

Bank loan currency	Interest rate	The value of the bank and other loans at balance sheet date (in '000) in foreign currency	in PLN	Of which payable in: 2008 (current)	2009	2010	2011-2012	2013 and beyond
EUR	Variable	879	3 149	774	2 146	229	-	-
PLN	Variable		237 842	100 996	107 811	5 976	7 042	16 017
PLN	Fixed		14 842	7 842	4 000	3 000	-	-
Total bank and other loans			**255 833**	**109 612**	**113 957**	**9 205**	**7 042**	**16 017**

Most of the bank loans drawn by Group companies are bank loans with variable interest rates. The majority of bank and other loans denominated in PLN are based on the WIBOR 1M reference rate, plus a bank loan margin, depending on the creditworthiness of the entity being financed, within a range of from 0.3% to 1%, with interest payable in monthly periods. Interest on bank loans denominated in EUR is mainly based on the EURIBOR 1M reference rate, plus a bank loan margin of 1%.

(amounts in tables in thousand PLN, unless otherwise stated)

20. Borrowings and finance lease liabilities (continuation)

20.1 Borrowings (continuation)

The base interest rates applied in bank loan agreements entered into by entities of the Group at the balance sheet date were as follows:

Ratio (%)	At 31 December 2008	At 31 December 2007
WIBOR 1W	5.4600	5.3200
WIBOR 1M	5.6100	5.5200
WIBOR 3M	5.8800	5.6800
EURIBOR 1M	2.6030	4.2900
EURIBOR 3M	2.8920	4.6800

The major item in borrowings is the bank loan drawn by the subsidiary DIALOG S.A. in the amount of PLN 130 652 thousand at 31 December 2008 (PLN 141 081 thousand at 31 December 2007 respectively). The bank loan agreement sets out the additional covenants which must be met by the company over the term of the loan, including the following:
- ensuring maintenance of defined financial indicators at set levels during the period of loan term (Financial Debt to EBITDA Ratio not higher than 2.50 : 1, EBITDA to Interest Ratio no lower than 3 :1, Equity not lower than PLN 900 000 thousand)
- the obligation to ensure additional collateral on the bank loan, should the Financial Debt to EBITDA Ratio be higher than 2.0: 1
- the obligation to make payments to open current accounts maintained by the lending bank throughout the loan term, so as to ensure that the annual inflow of funds to these accounts from those payments represents the equivalent of at least 50% of the revenues of the company during this period.

Based on the contracts signed, the total value of overdraft facilities at 31 December 2008 amounted to PLN 103 100 thousand (at 31 December 2007 PLN 103 000 thousand and USD 10 000 thousand respectively), of which PLN 28 580 thousand was utilised at 31 December 2008 (at 31 December 2007 PLN 45 888 thousand). Repayment dates for the overdraft facilities used fall a half year after the balance sheet date.

20.2 Finance lease liabilities

As at 31 December 2008, the carrying amount of the finance lease liabilities amounted to PLN 32 273 thousand (at 31 December 2007: PLN 20 277 thousand, respectively).
The most significant item is the commitment resulting from an agreement with the State Treasury. Based on this agreement the State Treasury provides access to geological information for a fee. This information was acquired with the purpose of preparing a licensing application to obtain a license for the extraction of ore from the Głogów Głęboki - Przemysłowy deposit. This license was granted in November 2004. Payments to the State Treasury are being made in 10 equal instalments. The last instalment will be settled on 30 June 2014. Those non interest-bearing liabilities were recognised in the accounts of the Parent Entity at a discounted amount. As the payments are in EUR, the liability is exposed to currency risk due to changes in foreign exchange rates at the date of payment. The carrying amount of the liabilities resulting from this agreement is PLN 16 903 thousand (EUR 4 051 thousand) (at 31 December 2007: PLN 15 909 thousand (EUR 4 441 thousand)), while the carrying amount of the related intangible assets at the balance sheet date amounts to PLN 29 382 thousand (at 31 December 2007: PLN 30 029 thousand).

Finance lease liabilities as at 31 December 2008

	2009 (current)	2010	2011	2012-2013	2014 and beyond	Total
Nominal value of minimum lease payments	**7 177**	**7 014**	**7 476**	**11 803**	**3 088**	**36 558**
Future finance costs due to finance leases	1 043	894	751	1 083	514	4 285
Present value of minimum lease payments	**6 134**	**6 120**	**6 725**	**10 720**	**2 574**	**32 273**

(amounts in tables in thousand PLN, unless otherwise stated)

20. Borrowings and finance lease liabilities (continuation)

20.2 Finance lease liabilities (continuation)

Finance lease liabilities as at 31 December 2007

	2008 (current)	2009	2010	2011-2012	2013 and beyond	Total
Nominal value of minimum lease payments	**3 868**	**3 634**	**3 583**	**6 861**	**5 638**	**23 584**
Future finance costs due to finance leases	279	344	413	1 002	1 269	3 307
Present value of minimum lease payments	**3 589**	**3 290**	**3 170**	**5 859**	**4 369**	**20 277**

21. Collateral for the repayment of liabilities

In order to guarantee repayment of bank and other loans drawn, the following collateral has been pledged:

- proxy rights to all present and future bank accounts of the borrowers,
- contractual mortgage on properties up to PLN 39 094 thousand,
- maximum mortgages to the total amount of PLN 51 743 thousand,
- assignment of rights under insurance policy on investments up to PLN 78 433 thousand,
- collective mortgage for land of PLN 16 500 thousand,
- blank promissory notes with a declaration of rights thereunder up to PLN 69 359 thousand,
- blank promissory notes up to PLN 15 000 thousand guaranteed by Group companies,
- statement on submitting to the enforcement regime,
- registered pledge on technical equipment and machinery, with assignment of rights under insurance policies on these machines and equipment up to PLN 4 580 thousand,
- assignment of receivables up to PLN 110 109 thousand,
- registered pledge and agreements for ownership transfer on inventories of finished products, semi-finished products, goods for resale and materials up to PLN 24 080 thousand,
- ownership transfer on tangible assets up to PLN 16 906 thousand,
- assignment of rights under property insurance agreement (assignment of rights under insurance policy against fire and other accidents for PLN 15 600 thousand and an insurance policy against theft with breaking, entering and robbery, PLN 150 thousand),
- proxy rights for the Bank to discharge liabilities to the Bank from funds in the current account and other accounts kept by the Bank.

All of the bank and other loans drawn by the Group are covered by one or more of the collaterals listed above.

At the balance sheet date collateral was established for the following assets to guarantee repayment of liabilities or contingent liabilities:

	At	
	31 December 2008	**31 December 2007**
Property, plant and equipment, including:	101 191	96 791
• Assets under construction (incl. those under a mortgage)	11 203	35 409
• Buildings and constructions	57 892	29 941
• Motor vehicles[1)]	19 689	3 626
• Technical equipment and machinery[1)]	12 407	27 815
Inventories	23 594	27 434
Trade receivables[2)]	6 440	20 363
Cash and cash equivalents	60 092	15 605
Total carrying amount of assets for which collateral was established to guarantee repayment of financial liabilities	**191 317**	**160 193**

1) incl. those used based on a finance lease
2) incl. those under a pledge or assignment of receivables

(amounts in tables in thousand PLN, unless otherwise stated)

22. Deferred tax

	Note	At 31 December 2008	At 31 December 2007
Net deferred tax asset at the beginning of the period, of which:		**290 702**	**361 930**
Deferred tax assets at the beginning of the period		320 506	388 468
Deferred tax liabilities at the beginning of the period		29 804	26 538
(Charged)/Credited to profit or loss	36	(50 156)	45 189
Decrease in equity	17	(120 693)	(116 417)
Deferred tax assets at the date of acquisition of shares in a subsidiary		957	-
Net deferred tax asset at the end of the period, of which:		**120 810**	**290 702**
Deferred tax assets at the end of the period		188 992	320 506
Deferred tax liabilities at the end of the period		68 182	29 804

Deferred tax assets prior to offsetting

	At 1 January 2007 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/ (Decrease) in equity due to change in the balance of temporary differences	At 31 December 2007 based on the rate of 19%
Exchange rate differences	16 887	(13 092)	-	3 795
Interest	13	219	-	232
Allowances for impairment of receivables	8 681	10 219	-	18 900
Short-term accruals for wages	52 158	5 903	-	58 061
Employee benefits (holidays)	4 813	(463)	-	4 350
Provision for decommissioning of mines and other facilities	87 245	17 385	-	104 630
Measurement of forward transactions	114 318	(52 936)	-	61 382
Re-measurement of hedging instruments	125 863	1 453	(117 499)	9 817
Depreciation and amortisation	64 271	40 323	-	104 594
Liabilities due to future employee benefits	175 437	12 857	-	188 294
Unpaid wages with surcharges	48 489	8 676	-	57 165
Other	100 417	(12 639)	-	87 778
Total	**798 592**	**17 905**	**(117 499)**	**698 998**

	At 1 January 2008 based on the rate of 19%	Increase due to obtaining control of a subsidiary	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/ (Decrease) in equity due to change in the balance of temporary differences	At 31 December 2008 based on the rate of 19%
Exchange rate differences	3 795	-	(3 701)	-	94
Interest	232	2	(94)	-	140
Allowances for impairment of receivables	18 900	217	(6 045)	-	13 072
Short-term accruals for wages	58 061	269	(3 737)	-	54 593
Employee benefits (holidays)	4 350	31	334	-	4 715
Provision for decommissioning of mines and other facilities	104 630	-	12 751	-	117 381
Measurement of forward transactions	61 382	-	(23 133)	-	38 249
Re-measurement of hedging instruments	9 817	-	(8 038)	(119)	1 660
Depreciation and amortisation	104 594	8	32 836	-	137 438
Liabilities due to future employee benefits	188 294	342	23 496	-	212 132
Unpaid wages with surcharges	57 165	150	(3 731)	-	53 584
Measurement of available-for-sale financial assets	-	-	-	303	303
Other	87 778	185	(505)	-	87 458
Total	**698 998**	**1 204**	**20 433**	**184**	**720 819**

(amounts in tables in thousand PLN, unless otherwise stated)

22. Deferred tax (continuation)

The amount of deductible temporary differences and unused tax losses in respect of which the Group did not recognise deferred tax assets (due to the remote possibility of their being settled in future years) amounts to PLN 176 507 thousand (at 31 December 2007: PLN 34 916 thousand).

Tax losses which may be settled in future periods by reducing taxable profit amount to PLN 161 561 thousand (at 31 December 2007: PLN 2 281 thousand). These losses expire as follows: PLN 2 549 thousand in 2009 (in 2007: PLN 1 124 thousand); PLN 950 thousand in 2011 (in 2007: PLN 768 thousand); PLN 49 649 thousand in 2012 (in 2007: PLN 389 thousand) and PLN 108 413 thousand in 2013.

The Group created deferred tax assets whose realisation depends on the future generation of taxable profit in the amount exceeding gains arising from the reversal of taxable temporary differences in the amount of PLN 13 661 thousand (at 31 December 2007: PLN 7 284 thousand). The recognition of deferred tax assets was based on current, approved financial plans and on the current activities of the Group.

Deferred tax liabilities prior to offsetting

	At 1 January 2007 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 31 December 2007 based on the rate of 19%
Exchange rate differences	9 223	(7 537)	-	1 686
Interest	878	2 345	-	3 223
Measurement of forward transactions	46 458	(36 902)	-	9 556
Re-measurement of hedging instruments	901	(867)	-	34
Depreciation/amortisation	221 738	110 441	-	332 179
Measurement of available-for-sale financial assets	1 951	-	(1 082)	869
Other	155 513	(94 764)	-	60 749
Total	**436 662**	**(27 284)**	**(1 082)**	**408 296**

	At 1 January 2008 based on the rate of 19%	Increase due to obtaining control of a subsidiary	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 31 December 2008 based on the rate of 19%
Exchange rate differences	1 686	-	(1 366)	-	320
Interest	3 223	2	(1 837)	-	1 388
Measurement of forward transactions	9 556	-	49 942	-	59 498
Re-measurement of hedging instruments	34	-	(34)	119 338	119 338
Depreciation/amortisation	332 179	-	30 549	-	362 728
Measurement of available-for-sale financial assets	869	-	-	1 539	2 408
Other	60 749	245	(6 665)	-	54 329
Total	**408 296**	**247**	**70 589**	**120 877**	**600 009**

(amounts in tables in thousand PLN, unless otherwise stated)

23. Employee benefits

A general description of the employee benefit plans is included in note 2, Main accounting policies, point 2.2.16.

Change in liabilities due to future employee benefits

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent	Other liabilities due to future employee benefits
Present value of obligations - at 1 January 2007	**950 200**	**287 515**	**192 277**	**470 138**	**270**
Interest costs	44 191	13 249	8 935	22 007	-
Current service cost	39 976	17 829	12 359	9 788	-
Past service cost	2 888	2 052	836	-	-
Benefits paid	(80 271)	(37 089)	(19 519)	(23 393)	(270)
Actuarial losses	51 302	13 814	8 952	28 536	-
Present value of obligations - at 31 December 2007	**1 008 286**	**297 370**	**203 840**	**507 076**	**-**
Past service cost unrecognised at the balance sheet date	(10 961)	-	(10 961)	-	-
Carrying amount of liabilities - at 31 December 2007	**997 325**	**297 370**	**192 879**	**507 076**	**-**
of which:					
Carrying amount of non-current liabilities	919 923	263 479	173 193	483 251	-
Carrying amount of current liabilities	77 402	33 891	19 686	23 825	-

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent
Present value of obligations - at 1 January 2008	**1 008 286**	**297 370**	**203 840**	**507 076**
Interest costs	54 919	16 030	11 134	27 755
Current service cost	41 330	18 798	11 928	10 604
Benefits paid	(83 066)	(39 445)	(17 522)	(26 099)
Actuarial (gains)/losses	115 787	4 107	(4 053)	115 733
Gains due to limitation of the employee benefit plans	(6 827)	(4 070)	(2 757)	
Liabilities due to business combination	1 800	1 378	422	
Present value of obligations - at 31 December 2008	**1 132 229**	**294 168**	**202 992**	**635 069**
Past service cost unrecognised at the balance sheet date	(9 275)	-	(9 275)	-
Carrying amount of liabilities - at 31 December 2008	**1 122 954**	**294 168**	**193 717**	**635 069**
of which:				
Carrying amount of non-current liabilities	1 039 423	259 521	174 684	605 218
Carrying amount of current liabilities	83 531	34 647	19 033	29 851

At	**Present value of employee benefits**
31 December 2008	1 132 229
31 December 2007	1 008 286
31 December 2006	950 200
31 December 2005	899 148
31 December 2004	785 397

(amounts in tables in thousand PLN, unless otherwise stated)

23. Employee benefits (continuation)

Total costs recognised in the income statement due to future employee benefits

	For the period	
Total costs recognised in the income statement	**from 1 January 2008 to 31 December 2008**	**from 1 January 2007 to 31 December 2007**
Current service cost	41 330	39 976
Interest costs	54 919	44 191
Actuarial losses	115 787	51 302
Past service cost	1 686	4 574
Gains due to limitation of the employee benefit plans	(6 827)	-
	206 895	**140 043**

The change in actuarial gains/losses is caused by a change in assumptions relating to the increase in the discount rate, increases in coal prices and increases in wages.

For purposes of re-measuring the provision at the end of the current period, the Group assumed parameters based on available forecasts of inflation, an analysis of increases in coal prices and in the lowest wage, and also based on the anticipated profitability of highly-liquid securities.

Main actuarial assumptions:	**2009**	**2010**	**2011**	**2012 and beyond**
- discount rate	6.00%	5.60%	5.50%	5.50%
- rate of increase in coal prices	13.00%	3.50%	3.50%	3.50%
- rate of increase in the lowest wage	0.00%	4.50%	4.50%	4.50%
- expected inflation	4.50%	3.50%	3.50%	3.50%
- future expected increase in wages	4.50%	4.50%	4.50%	4.50%

(amounts in tables in thousand PLN, unless otherwise stated)

24. Provisions for other liabilities and charges

		TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007		**571 910**	**459 534**	**5 287**	**22 483**	**84 606**
Provisions recognised		41 926	67	-	1 142	40 717
Changes arising from changes in provisions after updating of estimates		81 383	82 848	-	-	(1 465)
Changes in provisions due to unwinding of discount	32	26 303	24 922	226	-	1 155
Utilisation of provisions		(36 484)	(3 840)	(142)	(217)	(32 285)
Release of provisions		(8 097)	(226)	(561)	(3 765)	(3 545)
Transfer to Mine Closure Fund		(12 647)	(12 647)	-	-	-
Other		2 289	-	-	(32)	2 321
Provisions at 31 December 2007		**666 583**	**550 658**	**4 810**	**19 611**	**91 504**
of which:						
Non-current provisions		**570 327**	**527 634**	**4 272**	**-**	**38 421**
Current provisions		**96 256**	**23 024**	**538**	**19 611**	**53 083**

		TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008		**666 583**	**550 658**	**4 810**	**19 611**	**91 504**
Provisions recognised		23 156	191	1 173	13 476	8 316
Changes arising from changes in provisions after updating of estimates		42 767	39 469	(22)	-	3 320
Changes in provisions due to unwinding of discount	32	38 091	37 289	217	-	585
Utilisation of provisions		(46 702)	(9 687)	-	(1 537)	(35 478)
Release of provisions		(22 425)	(230)	(38)	(13 344)	(8 813)
Transfer to Mine Closure Fund		(14 351)	(14 351)	-	-	-
Provisions due to business combination		68	-	68	-	-
Other		(23 984)	-	-	6 783	(30 767)
Provisions at 31 December 2008		**663 203**	**603 339**	**6 208**	**24 989**	**28 667**
of which:						
Non-current provisions		**599 315**	**574 235**	**2 467**	**7 921**	**14 692**
Current provisions		**63 888**	**29 104**	**3 741**	**17 068**	**13 975**

The Group recognises provisions for decommissioning costs of mines and other facilities based on principles described in note 2, point 2.2.15.

The most significant item of provisions for other liabilities is the **provision for the costs of future decommissioning (liquidation) of mines and other technological facilities** with the carrying value of PLN 603 339 thousand (as at 31 December 2007: PLN 550 658 thousand), created in accordance with the methodology defined in the International Financial Reporting Standards.

The decommissioning schedule and estimates of decommissioning costs have been worked on since the beginning of 2001 by the subsidiary, KGHM Cuprum Sp. z o.o. CBR. Revaluations of the basic decommissioning costs originally calculated in 2001 are made periodically based on the changes of price index for the construction–assembly industry, which are published by the Main Statistical Office, taking into account movements in tangible fixed assets. The exception to the above are mine shafts. In 2006, costs of shafts liquidation were revalued due to completion of the document called "Study of the project of liquidation of the P-III and P-IV mine shafts in the Polkowice Wschodnie Region and the project of excavation of deposits located in the safety pillars of those shafts – Stage III. 1. The project of liquidation of the P-III shaft, 2. The project of liquidation of the P-IV shaft" prepared by Cuprum and securing positive opinions for those projects of the Commission for Water, Waste Management and Mine Closure- Related Threats operating by the Main Mine Office – Resolution No. 2/2007 dated 6 September 2007. Detailed information included in technical projects developed for the P-III and P-IV shafts in the Polkowice Wschodnie Region provided the basis for verification of forecasts concerning costs of liquidation of other shafts in KGHM Polska Miedź S.A.

Subsequent revaluations have been made if significant economic events have occurred which could have an impact on the amount of the provision. The 2007 revaluation related mainly to the decommissioning schedule and was due to adoption by the Ministry of Natural Environment in January 2007 certain of additions to the projects relating to copper ore deposits management at KGHM Polska Miedź S.A., which were underlying mining activities of the Parent Entity. These amended projects assume that ore excavation will continue until the year 2040.

(amounts in tables in thousand PLN, unless otherwise stated)

24. Provisions for other liabilities and charges (continuation)

The largest facility earmarked for decommissioning (restoration), which at the same time accounts for the largest share in the costs of decommissioning of all technological facilities, is the "Żelazny Most" tailings pond, together with the hydro-transportation network and cubage hydro-technical facilities. The "Żelazny Most" tailings pond is a hydro-technical facility, formed from a raised earthen embankment on lowered terrain. At the same time, it serves as the central water management facility. The area and type of this tailings pond requires (apart from restoration activities carried out on a regular basis in the form of shaping of the slope of the reservoir using biological coat) several stages of site restoration and development. This is also due to the main underlying assumption that the "Żelazny Most" tailings pond will be operational until the last working day of mines and enrichment plants. During the final stage of operating this tailings pond, transfer to the method of centralised waste dump from the currently used circumferential one would be required in order to fill in the reservoir and create the coarse-grained layer for restoration of the inside of the tailings pond. After the "Żelazny Most" tailings pond has ceased being operational, during the course of mine liquidation, the discharge of mine waters will be carried out excepting this tailings pond. According to the current plan, preparatory works for the tailings pond liquidation and its partial restoration will commence in 2025 and will last until 2037. In 2038, the main stage of the tailings pond liquidation will commence and is expected to be completed in 2047. In the meantime, i.e. from the year 2025 to 2040, pipelines and accompanying cubage hydro-technical facilities will be decommissioned. The decommissioning will be carried out by way of dismantling, scrap recovery and utilisation of concrete elements, which, after crumbling, will be used as foundation for hardening. As regards the surface of the "Żelazny Most" tailings pond, application of the non-soil restoration method was adopted as possible and reasonable solution. It is planned that trees will be planted on the whole area of waste storage yard as it is done for protective greenery, after prior preparation of the surface of the tailings pond. It is also assumed that selected types of grass and mixes thereof will be used for land restoration purposes, together with mineral additives to improve the ground, as well as special techniques of cultivation and fertilisation. The above site restoration method is comparable to those used in the EU countries. KGHM CUPRUM Sp. z o.o. CBR, in cooperation with the Natural Science University in Wrocław, are currently conducting research work in respect of this issue. The decommissioning project assumes a 10-year monitoring period for the facility.

The Parent Entity's method of estimating the required decommissioning provision is based on the prudence concept. The amount of the provision recognised in the balance sheet is the equivalent of the estimated costs of future decommissioning of individual facilities discounted to their present value. The amount of the provision is revalued by the Parent Entity at the end of each quarter by applying in the discounting model the ratios described in Note 3.2.

The balance of the decommissioning provision is adjusted for the amount transferred to the mine closure fund, which has been created based on article 26c of the act dated 27 July 2001 amending the act – Geological and Mining Law, Journal of Laws No. 110, item 1190, and calculated in accordance with principles set forth in the Decree of the Minister of Economy dated 24 June 2002 concerning detailed principles for creation and functioning of mine closure funds, i.e. 3% of the amount of depreciation of mines' fixed assets for each year. Cash transfers made to the Mine Closure Fund are invested by the Parent Entity in secure short-term securities or short-term deposits. Income from these investments increases the Fund's balance and the Parent Entity does not charge any fee for this cash management.

It is expected that decommissioning costs will be incurred by the year 2047. The provision was estimated based on the currently used technology for decommissioning of mining facilities and using the current prices and the discount rate as in the model for provisions for future employee benefits (Note 23).

(amounts in tables in thousand PLN, unless otherwise stated)

24. Provisions for other liabilities and charges (continuation)

Provisions for the facilities with the highest share in the provision for decommissioning costs of mines and other facilities at 31 December 2008

Division	Facility	
ZH	"Żelazny Most" tailings pond	118 755
ZWR	ZWR Rudna Ore Enrichment Plant	55 889
ZH	Other waste storage areas	46 859
ZWR	ZWR Polkowice Ore Enrichment Plant	46 036
ZGR	Central part of Rudna Mine (shafts: RI, RII, RV)	44 006
ZWR	ZWR Lubin Ore Enrichment Plant	36 253
ZH	Pipelines and technological facilities	28 627
ZGR	Western part of Rudna Mine (shafts: RIII, RIV, RX)	25 867
ZGL	R6 - Central (shafts: LI, LII)	20 245
ZGL	R1 – Western – Central (LIV,LV)	17 061

Provisions for the facilities with the highest share in the provision for decommissioning costs of mines and other facilities at 31 December 2007

Division	Facility	
ZH	"Żelazny Most" tailings pond	90 692
ZWR	ZWR Rudna Ore Enrichment Plant	50 239
ZH	Other waste storage areas	43 758
ZWR	ZWR Polkowice Ore Enrichment Plant	41 517
ZGR	Central part of Rudna Mine (shafts: RI, RII, RV)	39 630
ZWR	ZWR Lubin Ore Enrichment Plant	32 641
ZH	Pipelines and technological facilities	26 146
ZGR	Western part of Rudna Mine (shafts: RIII, RIV, RX)	23 295
ZGPS	Eastern part of Polkowice Mine (shafts: PIII, PIV)	20 616
ZGL	R6 - Central (shafts: LI, LII)	18 262

Provisions for disputed issues and court proceedings represent a less significant item of provisions. They are mainly relating to:
- proceedings in a dispute concerning the payment of damages for breach of contract for delivery of equipment and services of PLN 7 795 thousand,
- questioning of the amount of social insurance premiums due to the control by Social Insurance Institution (ZUS) for prior years in the amount of PLN 10 478 thousand (at 31 December 2007: PLN 16 625 thousand),
- asserting copyright in the amount of PLN 2 982 thousand for the use of an invention (at 31 December 2007: PLN 2 982 thousand),
- a non-legally binding verdict of the Court of Appeals in Wrocław in favour of PPHiU Legwro, which is demanding compensation from KGHM POLSKA MIEDŹ S.A. in the amount of PLN 1 837 thousand.

25. Non-current assets held for sale

	At	
	31 December 2008	**31 December 2007**
Non-current assets held for sale	**29 987**	**184**

At 31 December 2008 non-current assets held for sale represent:
- shares of Polskie Towarzystwo Reasekuracyjne S.A., PLN 20 000 thousand measured at fair value,
- two quartz mines, „Stanisław" and „Taczalin", and a quartz powder and crushed aggregate processing plant, all of whose activities have been discontinued, PLN 6 450 thousand,
- 5 automobiles, PLN 536 thousand,
- a civil aircraft, PLN 2 484 thousand,
- a drill, PLN 517 thousand.

The activity related to assets held for sale was discontinued in 2004, at which time their depreciation was also discontinued. As a result the only costs related to this activity in 2008 were the costs of care and maintenance of this property in the amount of PLN 785 thousand. No significant revenues were earned in this regard.

(amounts in tables in thousand PLN, unless otherwise stated)

26. Impairment losses

Impairment losses by asset class during the financial period from 1 January to 31 December 2008

	Impairment loss recognised	Impairment loss reversed	Impairment loss used
Buildings and constructions	123 918	14 023	694
Technical equipment and machinery	161 814	-	13 847
Motor vehicles	372	-	43
Other fixed assets	34	-	1
Assets under construction	10 560	166	945
Development cost	-	67	-
Software	90	411	327
Acquired concessions, patents, licenses	392	-	4
Intangible assets not yet available for use	29	-	51
Total	**297 209**	**14 667**	**15 912**

Impairment losses by segment during the financial period from 1 January to 31 December 2008

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Total consolidated amount
Impairment loss recognised	3 386	293 301	522	**297 209**
Impairment loss reversed	68	14 592	7	**14 667**
Impairment loss used	94	15 230	588	**15 912**

Impairment losses by asset class during the financial period from 1 January to 31 December 2007

	Impairment loss recognised	Impairment loss reversed	Impairment loss used
Buildings and constructions	203	-	553
Technical equipment and machinery	3 773	3	3 413
Motor vehicles	-	-	96
Other fixed assets	-	-	1
Assets under construction	5 178	2 111	12 440
Development cost	67	-	-
Software	-	-	190
Intangible assets not yet available for use	816	-	-
Total	**10 037**	**2 114**	**16 693**

Impairment losses by segment during the financial period from 1 January to 31 December 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Total consolidated amount
Impairment loss recognised	3 710	5 207	1 120	**10 037**
Impairment loss reversed	-	3	2 111	**2 114**
Impairment loss used	693	2 981	13 019	**16 693**

Impairment losses on property, plant and equipment used in the manufacture of products or in the providing of services were recognised in the income statement as costs of sales. For other property, plant and equipment impairment losses were recognised in administrative expenses. Details on the principles of accounting for impairment losses applied by the Group are described in point 2.2.10 of note 2.

Impairment losses recognised in 2008 relate to property, plant and equipment and intangible assets which will not bring expected economic benefits.

(amounts in tables in thousand PLN, unless otherwise stated)

27. Sales

Net revenues from the sale of products, goods for resale and materials (by type of activity)

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
- copper, precious metals, smelter by-products	11 231 173	12 162 500
- energy	35 657	34 447
- services	1 006 651	874 285
- mining machinery, transport vehicles for mining and other	34 408	17 179
- goods for resale	239 493	307 818
- wastes and materials	9 785	10 106
- other goods	97 718	87 793
Total	**12 654 885**	**13 494 128**

Net revenues from the sale of products, goods for resale and materials (by destination)

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
domestic	**4 484 811**	**5 662 587**
- copper, precious metals, smelter by-products	3 129 743	4 403 062
- energy	35 657	34 447
- services	948 196	809 403
- mining machinery, transport vehicles for mining and other	31 162	16 118
- goods for resale	236 598	304 107
- wastes and materials	9 785	10 106
- other goods	93 670	85 344
export	**8 170 074**	**7 831 541**
- copper, precious metals, smelter by-products	8 101 430	7 759 438
- services	58 455	64 882
- mining machinery, transport vehicles for mining and other	3 246	1 061
- goods for resale and materials	2 895	3 711
- other goods	4 048	2 449
Total	**12 654 885**	**13 494 128**

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Average copper price on LME (USD/t)	6 952	7 126
Average exchange rate (USD/PLN) per NBP	2.41	2.77

(amounts in tables in thousand PLN, unless otherwise stated)

EXEMPTION NUMBER: 82-4639

28. Costs by type

	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Depreciation of property, plant and equipment and amortisation of intangible assets	6, 7	681 367	597 546
Employee benefit costs	29	3 080 980	2 938 479
Materials and energy consumption		3 392 670	3 333 469
External services		1 802 192	1 357 858
Taxes and charges		335 860	325 764
Advertising costs and representation expenses		49 967	70 094
Property and personal insurance		14 734	15 135
Research and development costs not capitalised in intangible assets		4 883	4 256
Other costs, of which:		388 948	39 720
Impairment of property, plant and equipment, intangible assets	6, 7	286 620	4 043
Write-down of inventories	14	66 576	4 230
Allowance for impairment of trade receivables	34.3.6	21 320	14 771
Reversal of impairment of property, plant and equipment, intangible assets	6, 7	(14 501)	(3)
Reversal of write-down of inventories	14	(1 518)	(1 714)
Reversal of allowance for impairment of trade receivables	34.3.6	(12 703)	(18 363)
Losses from the disposal of financial instruments	33.3	1 608	1 142
Other operating costs		41 546	35 614
Total costs by type		**9 751 601**	**8 682 321**
Cost of goods for resale and materials sold (+), of which:		128 436	210 469
Allowance for impairment of receivables	34.3.6	1 438	789
Reversal of allowance for impairment of receivables	34.3.6	(505)	(789)
Change in inventories of finished goods and work in progress (+/-)		91 338	(1 448)
Cost of manufacturing products for internal use (-)		(478 127)	(365 200)
Total cost of sales, selling and administrative costs		**9 493 248**	**8 526 142**

29. Employee benefit costs

	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Remuneration	2 255 442	2 184 308
Costs of social security	701 709	694 399
Costs of future benefits (provisions) due to retirement benefits, jubilee awards and similar employee benefits	123 829	59 772
Employee benefit costs	**3 080 980**	**2 938 479**

(amounts in tables in thousand PLN, unless otherwise stated)

30. Other operating income

	Note	For the period	
		from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Income and gains from financial instruments classified under other operating activities, resulting from:	33.3	953 297	1 207 831
- measurement and realisation of derivative instruments		697 428	1 061 917
- gains from the disposal of financial instruments		15 695	26 863
- interest on financial instruments		128 344	118 911
- reversal of impairment losses on available-for-sale financial assets		78	100
- foreign exchange gains		108 697	-
- reversal of allowance for impairment of loans and receivables		3 055	40
Gains from the disposal of investment property		-	16 122
Increase in fair value of investment property		1 566	-
Gains from the disposal of shares in subsidiaries and associates		5 913	-
Gains from the disposal of perpetual usufruct of land		450	391
Gains from the disposal of intangible assets		2 027	-
Other interest		20 455	13 224
Dividends received		303	396
Reversal of impairment losses on assets under construction	6	166	2 111
Reversal of allowance for impairment of other non-financial receivables	13	5 434	129
Government grants and other donations received		2 520	3 334
Release of unused provisions		27 733	13 215
Surpluses identified in tangible current assets and cash and cash equivalents		7 899	7 965
Penalties and compensation received		15 812	16 236
Excess payments of property tax		-	11 210
Foreign exchange losses - non-financial		(13 631)	-
Other operating income/gains		13 815	13 213
Total other operating income		**1 043 759**	**1 305 377**

(amounts in tables in thousand PLN, unless otherwise stated)

31. Other operating costs

	Note	For the period	
		from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Costs and losses on financial instruments classified under other operating activities, resulting from:	33.3	903 878	1 557 052
- measurement and realisation of derivative instruments		891 352	1 371 505
- losses from the disposal of financial instruments		2 608	-
- interest on financial liabilities		657	2 046
- foreign exchange losses		-	182 996
- impairment losses on available-for-sale financial assets		45	131
- allowances for impairment of loans and receivables		6 661	374
- losses on measurement of non-current liabilities		2 555	-
Decrease in the fair value of investment property		-	2 336
Losses from the sale of shares in subsidiaries		-	872
Allowances for impairment of other non-financial receivables	13	11 915	42 564
Losses from the disposal of intangible assets		-	1 502
Losses on the sale of property, plant and equipment		21 626	19 996
Impairment losses on assets under construction	6	10 560	5 178
Impairment losses on intangible assets not yet available for use	7	29	816
Interest on overdue non-financial liabilities		1 801	5 699
Donations granted		11 546	9 990
Provisions for liabilities		31 771	62 505
Penalties and compensation paid		4 484	5 325
Non-culpable shortages in tangible current assets, cash and losses from fortuitous events		1 823	2 802
Other operating costs/losses		19 601	29 773
Total other operating costs		**1 019 034**	**1 746 410**

32. Net finance costs

	Note	For the period	
		from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Interest expense:	33.3	16 640	10 481
- on bank and other loans		14 339	9 640
- due to finance leases		2 301	841
Net foreign exchange gains on borrowings	33.3	2 004	(1 327)
Changes in the value of liabilities due to unwinding of discount, due to:		38 588	26 303
- measurement of financial liabilities		497	-
- measurement of provisions for decommissioning of mines	24	37 289	24 922
- measurement of other provisions	24	802	1 381
Other net finance costs		262	(298)
Total net finance costs		**57 494**	**35 159**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments

33.1 Carrying amount

At 31 December 2008

Balance sheet items

Classes of financial instruments	Note	Available-for-sale financial assets	Held-to-maturity investments	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	Total
Debt securities										**-**
Shares	10	19 942								**19 942**
Shares and participation units in investment funds	10	11 264								**11 264**
Trade receivables (net)	13				725 700					**725 700**
Cash and cash equivalents and deposits up to 3 months	11, 15		59 545		2 065 763					**2 125 308**
Other financial assets (net)	10, 11,13	7	47		342 957					**343 011**
Derivatives - Currency	12			31		(1 159)			62 326	**61 198**
Derivatives - Commodity contracts - metals	12					(3 771)			655 271	**651 500**
Trade payables	19						(785 527)			**(785 527)**
Bank and other loans	20						(258 705)			**(258 705)**
Other financial liabilities	19, 20						(116 205)	(32 273)		**(148 478)**
		31 213	**59 592**	**31**	**3 134 420**	**(4 930)**	**(1 160 437)**	**(32 273)**	**717 597**	**2 745 213**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments (continuation)

33.1 Carrying amount (continuation)

		At 31 December 2007								
		Balance sheet items								
							Other financial liabilities			
Classes of financial instruments	**Note**	Available-for-sale financial assets	Held-to-maturity investments	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortised cost	Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	**Total**
Debt securities	10, 15	3 076			83 756					**86 832**
Shares	10	33 407								**33 407**
Shares and participation units in investment funds	10	10 665								**10 665**
Trade receivables (net)	13				693 667					**693 667**
Cash and cash equivalents and deposits up to 3 months	11, 15		43 893		2 728 340					**2 772 233**
Other financial assets (net)	10, 11, 13	7	41		79 129					**79 177**
Derivatives - Currency	12			178						**178**
Derivatives - Commodity contracts - metals	12			16 456		(16 458)			97 419	**97 417**
Trade payables	19						(651 288)			**(651 288)**
Bank and other loans	20						(255 833)			**(255 833)**
Other financial liabilities	19, 20						(18 158)	(49 887)		**(68 045)**
		47 155	**43 934**	**16 634**	**3 584 892**	**(16 458)**	**(925 279)**	**(49 887)**	**97 419**	**2 798 410**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments (continuation)

33.2 Fair value

Classes of financial instruments	Note	At 31 December 2008 Carrying amount	At 31 December 2008 Fair Value	At 31 December 2007 Carrying amount	At 31 December 2007 Fair Value
		33.1		33.1	
Debt securities	10, 15	-	-	86 832	86 832
Shares	10	19 942	19 942	33 407	33 407
Shares and participation units in investment funds	10	11 264	11 264	10 665	10 665
Trade receivables (net)	13	725 700	725 700	693 667	693 667
Cash and cash equivalents and deposits up to 3 months	11, 15	2 125 308	2 125 553	2 772 233	2 772 316
Other financial assets (net)	10, 11, 13	343 011	343 011	79 177	79 177
Derivatives - Currency, of which:	12	61 198	61 198	178	178
Assets		62 357	62 357	178	178
Liabilities		(1 159)	(1 159)	-	-
Derivatives - Commodity contracts (metals), of which:	12	651 500	651 500	97 417	97 417
Assets		655 271	655 271	114 839	114 839
Liabilities		(3 771)	(3 771)	(17 422)	(17 422)
Trade payables	19	(785 527)	(785 527)	(651 288)	(651 288)
Bank and other loans	20	(258 705)	(258 705)	(255 833)	(255 833)
Other financial liabilities	19, 20	(148 478)	(148 478)	(68 045)	(68 045)

The methods and assumptions used by the Group for measuring the fair values are presented in notes 2.2.5.4 Fair value, 3 Important estimates.

The Group is unable to reliably measure the fair value of shares held in companies which are not listed on active markets, classified as available-for-sale financial assets. As a result they are disclosed in the balance sheet at cost less impairment.

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments (continuation)

33.3 Items of income, costs, profit and losses recognised in the income statement for the period by categories of financial instruments

For the period from 1 January 2008 to 31 December 2008	**Note**	Financial assets/ liabilities measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Other financial liabilities		Hedging instruments	**Total financial instruments**
						Financial liabilities measured at amortised cost	Financial liabilities due to factoring and liabilities out of the scope of IAS 39		
Interest income/(expense)	**30, 31, 32**	-	891	200	127 253	(14 996)	(2 301)	-	**111 047**
Exchange gains/(losses)	**30, 32**	-	-	6	137 107	(28 580)	(1 840)	-	**106 693**
Losses on measurement of non-current financial liabilities	**31, 32**	-	-	-	-	(3 052)	-	-	**(3 052)**
Impairment allowances	**28, 31**	-	(45)	-	(31 308)	-	-	-	**(31 353)**
Reversal of impairment allowances	**28, 30**	-	78	-	16 263	-	-	-	**16 341**
Adjustment to sales due to hedging transactions	**34**	-	-	-	-	-	-	562 520	**562 520**
Profit/(losses) from disposal of financial instruments	**28, 30, 31**	-	3 217	294	7 969	-	-	-	**11 480**
Gains on measurement and realisation of derivative instruments	**30**	697 428	-	-	-	-	-	-	**697 428**
Losses on measurement and realisation of derivative instruments	**31**	**(891 352)**	-	-	-	-	-	-	**(891 352)**
Total net gain/(loss)		**(193 924)**	**4 141**	**500**	**257 284**	**(46 628)**	**(4 141)**	**562 520**	**579 752**

For the period from 1 January 2007 to 31 December 2007	**Note**	Financial assets/liabilities measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Other financial liabilities		Hedging instruments	**Total financial instruments**
						Financial liabilities measured at amortised cost	Financial liabilities due to factoring and liabilities out of the scope of IAS 39		
Interest income/(expense)	**30, 31, 32**	-	154	569	118 188	(11 686)	(841)	-	**106 384**
Exchange gains/(losses)	**31, 32**	-	(892)	(3)	(130 964)	(51 091)	1 281	-	**(181 669)**
Impairment allowances	**28, 31**	-	(131)	-	(15 934)	-	-	-	**(16 065)**
Reversal of impairment allowances	**28, 30**	-	100	-	19 192	-	-	-	**19 292**
Adjustment to sales due to hedging transactions	**34**	-	-	-	-	-	-	(435 533)	**(435 533)**
Profit/(losses) from disposal of financial instruments	**30**	-	18 802	1 055	5 864	-	-	-	**25 721**
Gains on measurement and realisation of derivative instruments	**30**	1 061 917	-	-	-	-	-	-	**1 061 917**
Losses on measurement and realisation of derivative instruments	**31**	(1 371 505)	-	-	-	-	-	-	**(1 371 505)**
Total net gain/(loss)		**(309 588)**	**18 033**	**1 621**	**(3 654)**	**(62 777)**	**440**	**(435 533)**	**(791 458)**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments (continuation)

33.4 Transfers not qualified for de-recognition

As at 31 December 2008 the Group does not own financial assets whose transfer does not qualify for derecognition.

33.5 Failure to regulate payments and breach of contractual terms.

At 31 December 2008 DIALOG S.A. failed to adhere to one of the financial terms of a loan contract. In accordance with the contract the company is obligated to maintain a level of equity throughout the life of the loan which is no lower than PLN 900 000 thousand. This level was not met.

DIALOG S.A. repays the loan principal and interest on time. At the date of publication of this report this breach of contractual terms was not corrected, no other term was breached, the loan contract was not renegotiated, and the bank did not request additional collateral.

33.6 Situations concerning financial instruments which did not occur in the Group

The following business events and situations, which are required to be disclosed, did not occur in the Group in the periods ended 31 December 2008 and 31 December 2007:

- as at balance sheet date, Group companies did not designate a financial instrument to be measured at fair value through profit or loss (IFRS 7, par. 9, 10, 11),
- Group companies did not reclassify a financial asset in a way which would result in a change of the method of measurement (IFRS 7, par. 12),
- Group companies do not hold any collateral established on either category of assets which would improve crediting terms (IFRS 7, par. 15),
- Group companies have not issued an instrument that contains both a liability and an equity component (IFRS 7, par. 17),
- Group companies invest assets accumulated in a separate bank account kept for the Mine Closure Fund, but do not receive any fee due to those fiduciary activities (IFRS 7, par. 20.c.ii),
- Group companies did not recognise any interest income on impaired financial assets (IFRS 7, par. 20.d),
- Group companies did not identify any forecast transaction for which hedge accounting had previously been used but which is no longer expected to occur (IFRS 7, par. 23.b),
- Group companies did not make use of any hedging transactions which would subsequently result in the recognition of a non-financial asset or liability (IFRS 7, par. 23.e),
- Group companies did not use fair value hedges or hedges of net investments in foreign operations (IFRS 7, par. 24 a, 24.c),
- Group companies did not purchase any financial assets at a price different from their fair value (IFRS 7, par. 28),

34. Financial risk management

Group companies are exposed to risk in each area of their activities. Understanding those risks and the principles of their management allows the Group to better meet its objectives.

Financial risk management includes the processes of risk identification, measurement and determination of appropriate methods to deal with those risks.

The Group is predominantly exposed to the following classes of financial risk:

- Market risk:
  - Risk of changes in commodity prices (Commodity Risk),
  - Risk of changes in foreign exchange rates (Currency Risk),
  - Risk of changes in interest rates (Interest Rate Risk),
- Liquidity risk,
- Credit risk.

34. Financial risk management (continuation)

34.1 Market risk

34.1.1 Principles of market risk management

The Group has an active approach to managing its market risk exposure. The objectives of market risk management are:

- To limit fluctuations in profit before tax,
- To increase the probability of meeting budget assumptions,
- To maintain a healthy financial condition, and
- To support the process of undertaking strategic decisions relating to investing activity, with particular attention to sources of capital for this activity.

All the market risk management objectives should be considered as a whole, while their realisation is dependant primarily upon the internal situation and market conditions.

The Parent Entity applies an integrated approach to market risk management. This means a comprehensive approach to the whole spectrum of identified market risks, rather than to each of them individually. For example, hedging transactions on the commodity market are related to contracts entered into on the currency market, as hedging prices of metals directly impacts the probability of achieving planned revenues from sales, which in turn represent a hedged item for transactions dealt on the currency market. As a result, the Parent Entity has significantly greater flexibility in building hedging strategies.

The Parent Entity applies a consistent and step-by-step approach to market risk management. Over time consecutive hedging strategies are implemented on derivative instruments market, embracing an increasing share of production and sales revenues as well as an extended time horizon. Consequently, the hedging is possible against unexpected plunges in both copper and silver prices as well as rapid appreciation of the PLN versus the USD. Thanks to this approach, it is also possible to avoid engaging significant volumes or notionals at a single price level.

The Group continuously monitors metal and currency markets, which are the basis for decisions on implementing strategies on derivative instruments market.
In addition, the Parent Entity applies cash flows hedge accounting to hedge the risk of changes of commodity and currency risk.

34.1.2 Techniques for market risk management

The primary technique for market risk management is the use of strategies on derivative instruments market, as well as natural hedging.

All of the hedging strategies on derivative instruments market reflect the following factors: current and forecasted market conditions, the internal situation of the Group, suitability of derivative instruments to be applied. The Group transacts only these derivative instruments for which it has the ability to assess their value internally, using standard pricing models appropriate for a particular type of derivative, and also these which can be traded without significant loss of value with a counterparty other than the one with whom the transaction was initially entered into. In evaluating the market value of a given instrument, the Group relies on information obtained from particular market leading banks, brokers and information services.

It is permitted to use the following types of instruments:

- Swaps,
- Forwards and futures,
- Options,
- Structures combining the above instruments.

The instruments applied may be, therefore, either of standard parameters (publicly traded instruments) or non-standardised parameters (over-the-counter instruments).

34.1.3 Hedge accounting - Hedge effectiveness requirement according to IAS 39

Only the Parent Entity applies derivative instrument hedge accounting in the Group. Prior to entering a hedge transaction and throughout its life, the Parent Entity confirms and documents whether there exists, between the changes in the fair value of a hedge instrument and the changes in the fair value of the hedged position, a strong negative correlation. Hedge effectiveness is subject to constant evaluation and monitoring.

34.1.4. Measurement of market risk

The Parent Entity quantifies and describes its market risk exposure using a consistent and comprehensive measure.

Market risk management is supported by simulations (such as scenario analysis, stress-tests, backtests) and calculated risk measures. The risk measures being used are mainly based on mathematical and statistical modelling, which uses historical and current market data concerning risk factors and takes into consideration the current exposure of the Parent Entity to market risk.

Since 2007 the Parent Entity has been using "Earnings at Risk" as one of the risk measures employed in market risk management. This measure indicates the lowest possible level of pre-tax profit for a selected level of confidence (for example, with 95% confidence the pre-tax profit for a given period will be not lower than...). The EaR methodology enables the calculation of pre-tax profit incorporating the impact of changes in market prices of copper, silver and foreign exchange rates in the context of budgeted results.

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.4. Measurement of market risk (continuation)

However, due to the fact that no single risk measure possesses the ability to completely reflect reality, mainly because of underlying assumptions concerning market factors, it is customary to employ quantitative models merely as a tool supporting the decision making process and a source of additional information. Such models are not the only basis for decision making in the market risk management process.

34.1.5 Restrictions on entering into hedging transactions

Due to the risk of unexpected production cutback (for example because of "force majeure") or failure to achieve planned foreign currency revenues, which could lead to overhedging of actual market risk exposure, the Parent Entity has set a limit for the volume of production or the amount of sales revenues for a given period that may be hedged, at a level of up to 80%. The maximum time horizon within which the Parent Entity makes decisions concerning hedging of market risk is set up in accordance with technical and economic planning process, and amounts to 5 years. However, it must be emphasised that regardless of the tool used to measure market risks, the results of such measurement for long time horizons (especially above 2 years) may be subject to significant uncertainty, and therefore are treated as estimates.

34.1.6 Market risk exposure

34.1.6.1 Commodity risk

The Parent Entity is exposed to the risk of changes in market prices of copper, silver and gold. The industry standard is that the price formulas used in physical delivery contracts are based on average monthly quotations from the London Metal Exchange for copper and from the London Bullion Market for silver and gold. The commercial policy of the Parent Entity is to set the price base for physical delivery contracts as the average price of the month of dispatch (this is a typical price base, being in line with global industry standards). As a result the Parent Entity is exposed to the risk of decline in metals prices from the moment of entering into a sale contract until the moment of setting the contractual average metal price.

In a situation where a non-standard formula is used to set the sales price, the Parent Entity may enter into transactions (so-called adjustment hedge transactions) which changes the price base agreed with the customer to the average price of the month of dispatch. These transactions lead to a harmonisation of the base price applied to physical sales of products, and therefore harmonisation of the exposure to the risk of fluctuations in metals prices.

Due to the fact that the Parent Entity utilises in the production process materials purchased from external sources containing various metals, part of the sales is hedged naturally. Therefore, the analysis of the Parent Entity's exposure to the market risk should be performed on a net basis, i.e. by deducting the volume of metals contained in materials purchased from external sources from the volume of sales.

Exposure of the Group to commodity risk is presented below:

	For the period			
	from 1 January 2008 to 31 December 2008		from 1 January 2007 to 31 December 2007	
	Sales	**Purchases**	**Sales**	**Purchases**
Copper ['000 tonnes]	539	107	527	93
Silver [tonnes]	1 176	6	1 177	30

Sensitivity of the Group's financial instruments to commodity risk at the balance sheet date is presented in note 34.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk.

34.1.6.2 Currency risk

The Parent Entity is exposed to the risk of changes in currency rates, as it is generally accepted on commodities markets that physical contracts are either concluded or denominated in USD. The base (functional) currency for the Parent Entity however is the PLN. As a result, the Parent Entity receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the trade contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, the Group is also exposed to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN.

Moreover, the Group is exposed to the risk of changes in currency rates due to the fact of drawing loans and incurring other liabilities (for example from the import of goods and services) which are denominated in currencies other than the USD.

Sensitivity of the Group's financial instruments to the currency risk at the balance sheet date is presented in note 34.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.6 Market risk exposure (continuation)

34.1.6.3 Interest rate risk

The Group is exposed to interest rate risk due to:

- changes in the measurement of bank and other loans drawn, bonds purchased and bank deposits for which interest is calculated at fixed rates,
- changes in cash flow related to bank and other loans drawn, bonds purchased and bank deposits for which interest is calculated at variable rates.

As at 31 December 2008 the Group had liabilities amounting to PLN 258 705 thousand due to bank and other loans (as at 31 December 2007: PLN 255 833 thousand) based on variable and fixed interest rates.

At the balance sheet date the Group had no instruments hedging against interest rate risk.

34.1.7 Hedging exposure to market risk in the Parent Entity

In 2008 copper price hedging strategies represented approx. 35% (in 2007: 25%) of the sales of this metal realised by the Parent Entity. With respect to silver sales this figure amounted to approx. 32% (in 2007: 6%). In the case of currency market, hedged revenues from sales represented approx. 11% (in 2007: 10%) of total revenues from sales realised by the Parent Entity.

In 2008 the Parent Entity implemented copper price hedging strategies with a total volume of 99 thousand tonnes and a maturity falling in the fourth quarter of 2008 and the first half of 2009. The Parent Entity made use of options. In addition, during this period the Parent Entity implemented adjustment hedge strategies with a total volume of 24.8 thousand tonnes and a maturity falling in 2008 and 2009. In the case of the silver market, during the analysed period no strategies were implemented to hedge the price of this metal.

In 2008 adjustment hedge transactions were implemented on the silver market for a total volume of 643 thousand troz and a maturity falling in January 2008.

In the case of the forward currency market, in 2008 the Parent Entity implemented strategies hedging the USD/PLN rate for an amount of USD 1 374 million and a time horizon falling in the fourth quarter of 2008 and in 2009. The Parent Entity made use of options. During the analysed period there were no adjustment hedge transactions implemented on the currency market.

The Parent Entity remains hedged for a portion of copper sales planned in the first half of 2009 (63 thousand t), for a portion of silver sales planned in 2009 (9.6 million troz). With respect to revenues from sales (currency market) the Parent Entity holds a hedged position in 2009 of USD 924 million.

34.1.8 Impact of derivatives on the Group's balance sheet

As at 31 December 2008, the fair value of open positions in derivative instruments amounted to PLN 712 698 thousand, of which PLN 717 628 thousand relate to financial assets and PLN 4 930 thousand relate to financial liabilities.

Derivative instruments whose date of settlement was 5 January 2009 were measured at fair value and accounted for in trade and other receivables as receivables due to unsettled derivative instruments, or in trade and other liabilities as liabilities due to unsettled derivative instruments.

The fair value of these instruments is as follows:

- PLN 287 146 thousand presented as receivables due to unsettled derivative instruments (Note 13),
- PLN 35 395 thousand presented as liabilities due to unsettled derivative instruments (Note 19).

Other information concerning derivatives is presented in Note 12 Derivative financial instruments and in Note 33.2 Fair value

34.1.9 Impact of derivatives on the Group's profit or loss and equity

In 2008, the result on derivative instruments amounted to PLN 367 596 thousand. The effective portion of the change in the fair value of hedging instruments that was transferred from equity to profit or loss in the financial period amounted to PLN 579 991 thousand. Other operating costs arising from the measurement of derivative instruments amounted to PLN 113 733 thousand and from the realisation of derivative instruments, PLN 81 191 thousand. Adjustment to other operating costs arising from the measurement of derivative instruments results mainly from changes of the time value of options, which will be settled in the future periods. Due to the hedge accounting principles applied, the change in the time value of options is not recognised in the revaluation reserve.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.9 Impact of derivatives on the Group's profit or loss and equity (continuation)

The impact of derivative instruments on profit or loss is presented below:

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Impact on sales	**562 520**	**(435 533)**
Impact on other operating costs, of which:	**(194 924)**	**(309 588)**
Losses from realisation of derivative instruments	(82 191)	(43 792)
Losses from measurement of derivative instruments	(113 733)	(265 796)
Total impact of derivative instruments on profit or loss:	**367 596**	**(745 121)**

The value of adjustment to the other operating cost of the Parent Entity for 2008 due to the ineffective portion of cash flow hedges amounted to PLN 205 487 thousand (in 2007: PLN 179 995 thousand), of which PLN 107 924 thousand is a loss on measurement of hedging instruments (in 2007: PLN 154 964 thousand) and PLN 97 563 thousand is a loss on the realisation of the ineffective portion of hedging instruments (in 2007: PLN 25 031 thousand).

The Parent Entity accounts for cash flow hedging instruments according to the principles presented in note 2.2.5.7 of "Main accounting policies". Those principles require recognition in equity of the effective portion of the change in the fair value of hedging transactions during the period in which these transactions are designated as a hedge of future cash flows. The amounts accumulated in equity are subsequently transferred to profit or loss in the period in which the hedged transaction is settled.

The effectiveness of hedging instruments during the period is evaluated and measured by comparing the changes in the forward prices of hedged items with the changes in the prices of forward contracts or the changes in the intrinsic value of options, as appropriate.

The tables below present the balances and movements in equity resulting from the transfer of effective portion of the gain or loss from changes in the fair value of derivative instruments designated as hedging instruments in cash flow hedges:

AMOUNTS RECOGNISED IN EQUITY	At	
	31 December 2008	**31 December 2007**
Revaluation reserve – commodity price risk hedging transactions (copper and silver) – derivatives	**627 757**	**(964)**
Revaluation reserve – currency risk hedging transactions – foreign currency loans	**-**	**10 859**
Total revaluation reserve from hedging instruments in cash flow hedges (excluding the deferred tax effect)	**627 757**	**9 895**

Gains or (losses) on hedging instruments in cash flow hedges recognised directly in equity	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Cumulative gain or loss arising from changes in the fair value of hedging instruments in cash flow hedges at the beginning of the period	**9 895**	**(557 528)**
Amounts recognised in equity in the reporting period in respect of hedging transactions	1 197 853	131 890
Amounts transferred from equity to income statement during the financial period	(579 991)	435 533
Cumulative gain or loss arising from changes in the fair value of hedging instruments in cash flow hedges at the end of the period (excluding the deferred tax effect)	**627 757**	**9 895**

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk

The Group identifies the following major market risks to which it is exposed:

- Commodity Risk,
- Currency Risk,
- Interest Rate Risk.

Currently the Group is mainly exposed to the risk of changes in copper and silver prices and changes in the USD/PLN and EUR/PLN currency exchange rates.

For sensitivity analysis of commodity risk factors (copper and silver) the mean reverting Schwartz model (the geometrical Ornstein-Uhlenbeck process) is used, while the Black-Scholes model (the geometrical Brownian motion) is used for the USD/PLN and EUR/PLN exchange rates. Quantiles from the model at the levels of 5% and 95% have been used as potential changes in a half-year time horizon. Commodity models have been calibrated to historical prices adjusted for the effects of the PPI inflation index in the USA, while currency models have been calibrated to the current structure of forward interest rates.

Potential changes in prices and currency rates have been presented in terms of percentages of the prices and currency rates used in the fair value measurement of financial instruments at the balance sheet date. Following is a sensitivity analysis for each significant type of market risk to which the Group was exposed at the balance sheet date, showing what the impact would be on the profit for the period and equity of potential changes in specific risk factors divided by classes of financial assets and financial liabilities.

In analysing the sensitivity of the item "Derivatives – Currency" and "Derivatives – Commodity contracts" it should be noted that the Parent Entity holds a position in derivative instruments hedging future cash flows from the sale of copper and silver. It should also be noted that the Parent Entity is exposed to risk in respect of the planned volume of copper and silver sales from its own production, adjusted by its position in hedging instruments.

Currency structure of financial instruments exposed to market risk at 31 December 2008

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK Currency structure		
	['000 PLN]	['000 USD]	['000 EUR]
Shares and participation units in investment funds	11 264	3 803	-
Trade receivables (net)	296 667	82 780	12 340
Cash and cash equivalents and deposits up to 3 months	542 002	159 108	16 958
Other financial assets (net)	308 495	103 666	349
Derivatives - Currency	61 198	lack of data	lack of data
Derivatives – Commodity contracts - Metals	651 500	219 968	-
Trade payables	(97 295)	(14 040)	(13 352)
Bank and other loans	(8 553)	-	(2 050)
Other financial liabilities	(43 098)	(2 818)	(8 329)

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.10 Sensitivity analysis of the KGHM Polska Miedź S.A. Group exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 31 December 2008

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	31.12.2008 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			3.96		2.11		5.09		3.35		5 298		1 685		19.54		6.00	
			+34%		- 29%		+22%		- 20%		+83%		- 42%		+81%		-44%	
	[in '000 PLN]	[in '000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Shares and participation units in investment funds	11 264	11 264	3 084		(2 637)													
Trade receivables (net)	296 667	725 700	67 132		(57 410)		9 147		(8 244)									
Cash and cash equivalents and deposits up to 3 months	542 002	2 125 308	129 032		(110 345)		12 570		(11 330)									
Other financial assets (net)	308 495	343 011	84 070		(71 895)		259		(233)									
Derivatives – Currency	61 198	61 198	(48 662)	-	23 847	216 981	(1 706)		1 254									
Derivatives – Commodity contracts - Metals	651 500	651 500	6 297	171 887	(5 385)	(146 993)					56 489	(380 994)	(3 346)	195 213	(17 984)	(27 547)	(23 836)	110 461
Trade payables	(97 295)	(785 527)	(11 387)		9 737		(9 897)		8 920									
Bank and other loans	(8 553)	(258 705)					(1 520)		(1 370)									
Other financial liabilities	(43 098)	(148 478)	(2 285)		1 954		(6 174)		5 565									
IMPACT ON INCOME STATEMENT			227 281		(212 134)		2 679		(2 698)		56 489		(3 346)		(17 984)		(23 836)	
IMPACT ON EQUITY				171 887		69 988						(380 994)		195 213		(27 547)		110 461

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.10 Sensitivity analysis of the KGHM Polska Miedź S.A. Group exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 31 December 2007

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	31.12.2007 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			2.91 +19%		2.06 - 15%		3.96 +11%		3.31 - 8%		9 376 +41%		3 748 - 44%		18.57 +26%		8.54 -42%	
	[in '000 PLN]	[in '000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Shares and participation units in investment funds	10 665	10 665	1 680		(1 327)													
Trade receivables (net)	246 715	693 667	21 601		(17 063)		9 363		(6 823)									
Cash and cash equivalents and deposits up to 3 months	1 183 443	2 772 233	68 735		(54 294)		63 831		(46 513)									
Other financial assets (net)	10 840	79 177	1 417		(1 119)		158		(115)									
Derivatives - Currency	178	178					15		(11)									
Derivatives – Commodity contracts - Metals	97 417	97 417	15 499	(152)	(12 243)	120					(55 188)	7 331	(66 735)	567 002	(12 789)	-	(11 055)	128 457
Trade payables	(29 600)	(651 288)	(2 271)		1 794		(1 298)		945									
Bank and other loans	(3 149)	(255 833)					(269)		196									
Other financial liabilities	(22 412)	(68 045)	(815)		644		(1 473)		1 073									
IMPACT ON INCOME STATEMENT			105 846		(83 608)		70 327		(51 248)		(55 188)		(66 735)		(12 789)		(11 055)	
IMPACT ON EQUITY				(152)		120						7 331		567 002		-		128 457

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.2 Liquidity risk and capital management

The Group is exposed to financial liquidity risk, where financial liquidity is understood as the ability to settle its liabilities within given timeframes. The fact that the activities are financed using external sources (loans, borrowings, buyer's credit) increases the risk of losing liquidity in the future.

The Group must have permanent access to financial markets, and is therefore exposed to the risk of losing the ability to acquire new financing, as well as to refinance its current debt. This risk is primarily dependent on market conditions and on the evaluation of the creditworthiness of the Group.

The Group decides about the choice of investments and maturities of those investments, taking into account the maturities of its liabilities.

Due to positive cash flows from operating activities and the significant amount of cash balances in 2008, similar to 2007, the Group barely used external sources of financing.

Contractual maturities for financial liabilities as at 31 December 2008

	Contractual maturities from the balance sheet date					Total (without discounting)	Carrying amount
Financial liabilities	**Up to 3 months**	**3-12 months**	**1-3 years**	**3-5 years**	**Over 5 years**		
Trade payables	763 482	3 106	17 650	1 014	518	**785 770**	**785 527**
Loans, including bank loans	62 561	131 796	35 705	23 254	22 993	**276 309**	**258 705**
Derivatives - Currency	529	630	-	-	-	**1 159**	**1 159**
Derivatives – Commodity contracts - Metals	-	3 771	-	-	-	**3 771**	**3 771**
Other financial liabilities	87 273	23 033	18 155	14 685	10 915	**154 061**	**148 478**
Total financial liabilities by maturity	**913 845**	**162 336**	**71 510**	**38 953**	**34 426**	**1 221 070**	

Contractual maturities for financial liabilities as at 31 December 2007

	Contractual maturities from the balance sheet date					Total (without discounting)	Carrying amount
Financial liabilities	**Up to 3 months**	**3-12 months**	**1-3 years**	**3-5 years**	**Over 5 years**		
Trade payables	641 814	198	7 814	981	883	**651 690**	**651 288**
Loans, including bank loans	75 067	45 061	130 433	8 136	21 421	**280 118**	**255 833**
Derivatives – Commodity contracts - Metals		964	-	-	-	**964**	**17 422**
Other financial liabilities	46 855	4 419	6 845	6 971	5 632	**70 722**	**68 045**
Total financial liabilities by maturity	**763 736**	**50 642**	**145 092**	**16 088**	**27 936**	**1 003 494**	

Financial liabilities arising from derivatives are their intrinsic values, excluding the effects of discounting.

In 2008 the Group had overdraft facilities in the amount of PLN 103 100 thousand. At the end of December 2008 unused overdraft facilities amounted to PLN 74 520 thousand.

In 2007 the Group had overdraft facilities in the amount of PLN 103 000 thousand and USD 10 000 thousand. At the end of 2007 unused overdraft facilities amounted to PLN 57 112 thousand and USD 10 000 thousand.

The Group manages its capital in order to maintain the capacity to continue its operations, including the realisation of planned investments, in a manner enabling it to generate returns for the shareholders and benefits to other stakeholders.

In accordance with market practice, the Group monitors its capital, among others based on the *equity ratio* and the *ratio of Debt/EBITDA*. The *equity ratio* is calculated as the relation of net tangible assets (equity less intangible assets) to total assets.

The ratio of *Debt/EBITDA* is calculated as the relation of borrowings and finance lease liabilities to EBITDA (operating profit plus depreciation/amortisation).

In order to maintain financial liquidity and the capacity to acquire external financing at a reasonable cost, the Group assumes that the *equity ratio* shall be maintained at a level of not less than 0.5, and the *ratio of Debt/EBITDA* at a level of up to 2.0.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.2 Liquidity risk and capital management (continuation)

The above ratios at 31 December 2008 and 31 December 2007 are presented below:

	At	
	31 December 2008	**31 December 2007**
Equity	10 981 715	9 501 609
Less: intangible assets	151 572	119 231
Net tangible assets	10 830 143	9 382 378
Total assets	14 968 373	13 503 398
Equity ratio	**0.72**	**0.69**
Operating profit	3 184 172	4 526 953
Plus: depreciation/amortisation	681 367	597 546
EBITDA	3 865 539	5 124 499
Borrowings and finance lease liabilities	290 978	276 110
Ratio of Debt/EBITDA	**0.075**	**0.054**

Due to the low level of financial debt of the Group as at 31 December 2008, the *ratio of Debt/EBITDA* was at a safe level and amounted to 0.075.

Meanwhile the equity ratio was above the assumed minimum level and amounted to 0.72 at 31 December 2008. The increase in this ratio at 31 December 2008 versus the level at 31 December 2007 results from the fact that net tangible assets increased by 15%.

In 2008 and 2007 there were no external capital requirements imposed on the Parent Entity.

34.3 Credit risk

Credit risk is defined as the risk that counterparties of the Group will not be able to meet their contractual obligations. Exposure to credit risk is related to three main areas:

- The creditworthiness of the customers with whom physical sale transactions are undertaken,
- The creditworthiness of the financial institutions (banks/brokers) with whom, or through whom, hedging transactions are undertaken,
- The creditworthiness of the entities in which investments are made, or whose securities are purchased.

Financial instruments for which credit risk exposure with different characteristics from those mentioned above arises, are as follows:

- Cash and cash equivalents and deposits,
- Derivative instruments,
- Trade receivables,
- Loans granted,
- Debt securities and participation units in investment funds,
- Guaranties granted.

34.3.1 Credit risk related to cash and cash equivalents and deposits

All entities with which deposit transactions are entered into operate in the financial sector. These are mainly banks registered in Poland or operating in Poland as branches of foreign banks, which belong to European and American financial institutions for the most part with the highest credit ratings[1], appropriate level of equity and strong, stable market position. The maximum exposure of the Group to a single bank in respect of cash and cash equivalents amounts to 20% as at 31 December 2008.

Given the above as well as the short-term nature of those investments, the credit risk associated with cash and cash equivalents and deposits is estimated as low.

[1] By highest rating is meant a rating from AAA to AA- as determined by Standard & Poor's and Fitch, and from Aaa to Aa3 as determined by Moodys.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.3 Credit risk (continuation)

34.3.2 Credit risk related to derivative instruments

All entities with which derivative transactions are entered into operate in the financial sector. These are financial institutions (mainly banks), with the highest[1] (27.8%), medium - high[2] (55.6%) or medium[3] (16.7%) credit ratings. They have appropriate level of equity and strong and stable market position. The maximum exposure of the Group to a single entity in respect of derivative instruments amounts to 17.9 %.

Fair value of derivative instruments hedging metal prices and exchange rates entered into by the Group at 31 December 2008 amounted to [4]:

PLN 964 449 thousand (positive balance on the measurement of hedging transactions), of which:

PLN 40 325 thousand represent financial liabilities,

PLN 1 004 774 thousand represent financial assets.

Due to geographical and institutional diversification and cooperation with financial institutions having a high credit rating, the Group is not materially exposed to credit risk due to derivatives.

The Parent Entity has entered into framework agreements on the net settlement of hedging transactions in order to reduce cash flows and the credit risk to the level of positive fair value of hedging transactions with the given counterparty.

34.3.3 Credit risk related to trade and other financial receivables

Companies of the Group have been cooperating for many years with a number of geographically diversified clients. The vast majority of sales goes to EU countries, including Poland.

Geographical concentration of credit risk of the Group for trade receivables arising from sales of copper and silver:

	At					
	31 December 2008			31 December 2007		
	Poland	EU (excl. Poland)	Other Countries	Poland	EU (excl. Poland)	Other Countries
Trade receivables from sales of copper and silver	55.11%	32.84%	12.05%	55.6%	30.4%	14.0%

The Parent Entity makes the majority of its sales transactions based on prepayments. The Parent Entity monitors the creditworthiness of all its customers on an on-going basis, in particular those to whom the buyer's credit has been granted. Buyer's credit is only provided to proven, long-term customers, while sales of products to new customers are always 100% secured. The Parent Entity has secured the majority of its receivables by promissory notes[5], frozen funds on bank accounts, registered pledge[6], bank guarantees and documentary collection. In addition, the majority of contracts where customers are provided with a buyer's credit contain an ownership rights reservation clause confirmed by a date certain[7].

The total value of the Group's trade receivables as at 31 December 2008, excluding the fair value of collaterals, in respect of which the Group may be exposed to credit risk, amounts to PLN 704 295 thousand (at 31 December 2007: PLN 693 667 thousand).
The concentration of credit risk in the Parent Entity results from the fact that key clients are allowed extended terms of payment. Consequently, at 31 December 2008 the balance of receivables from 7 of the Group's largest clients, calculated as a percentage of trade receivables at the balance sheet date, represents 55% of the balance of trade receivables (at 31 December 2007: 51%). Despite this concentration of receivables from key clients (most of whom operate in the European Union), the Parent Entity believes that, given the available historical data as well as long-lasting history of cooperation, the level of credit risk is low.

---

[1] By highest rating is meant a rating from AAA to AA- as determined by Standard & Poor's and Fitch, and from Aaa to Aa3 as determined by Moodys.
[2] By medium-high rating is meant a rating from A+ to A- as determined by Standard & Poor's and Fitch, and from A1 to A3 as determined by Moodys.
[3] By medium rating is meant a rating from BBB+ to BBB- as determined by Standard & Poor's and Fitch, and from Baa1 to Baa3 as determined by Moodys.
[4] The measurement of transactions also includes the measurement of both open positions as well as transactions which were settled on 5 January 2009, which were recognised in the Group's balance sheet under other financial receivables (Note 13) and other financial payables (Note 19).
[5] In order to speed up any potential collection of receivables, each promissory note is accompanied by a notarial enforcement declaration.
[6] At the balance sheet date the Group held pledges on aggregate tangible assets or rights representing an organisational whole, whose elements (variable) are recognised in a customer's trade accounts.
[7] A trade contract clause officially certified by a notary means that the ownership of goods is transferred to the buyer only upon payment, regardless of their physical delivery.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.3. Credit risk (continuation)

34.3.3 Credit risk related to trade and other financial receivables (continuation)

The following Group companies have significant trade receivables: DIALOG S.A. PLN 78 694 thousand, KGHM Polish Copper Ltd. PLN 53 015 thousand, KGHM Metraco S.A. PLN 27 740 thousand, PeBeKa S.A. PLN 16 466 thousand, KGHM Ecoren S.A. PLN 11 101 thousand, Walcownia Metali Nieżelaznych spółka z o.o. PLN 10 723 thousand, PHP "MERCUS" sp. z o.o. PLN 11 104 thousand.

These Group companies operate in various economic sectors, such as transport, construction, trade, industrial production and telecom services, and consequently there is no concentration of credit risk in any sector. The companies of the Group, with the exception of the Parent Entity, do not enter into framework agreements of a net settlement in order to reduce exposure to credit risk, although in situations where the given entity recognises both receivables and liabilities with the same client, in practice net settlement is applied, as long as both parties accept such settlement. Due to the extensive volatility in the level of net settlement on particular balance sheet days, it is difficult in practice to determine a representative amount of such compensation.

The KGHM Polska Miedź S.A. Group believes that the maximum amount of exposure of the Group to credit risk at the balance sheet date approximates the amount of the balance of trade receivables, without taking into account the fair value of any collateral. Nevertheless, the real risk that there will be no cash inflow to the Group due to trade receivables is low.

34.3.4 Credit risk related to loans granted

In accordance with data presented in note 13, Trade and other receivables, the balance of loans granted by Group companies does not exceed 0.09 % of total loans and financial receivables at 31 December 2008 (at 31 December 2007: 0.04%) and is the maximum level of losses to which the Group is exposed should a borrower fail to execute his liabilities (without taking into account the fair value of any collateral). Due to the fact that the financial condition and financial results of Group entities are continuously monitored, the Group believes that the level of credit risk is insignificant.

34.3.5 Credit risk related to investments in debt securities and participation units in investment funds

The Group invested its free cash resources in corporate bonds issued or guaranteed by companies granted an investment rating by the respectable international rating agencies (Standard&Poor's, Moody's, Fitch). The Group has also purchased participation units in money market investment funds.

Given the above as well as the short-term nature of the investments, the Group estimates that the level of credit risk for the above investments is low.

34.3.6 Other information related to credit risk

Aging analysis of financial assets overdue as at balance sheet date, for which no impairment loss has been recognised

At 31 December 2008

	Value	Up to 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	Over 1 year
Trade receivables	**97 849**	90 212	5 847	368	326	1 096
Other financial receivables	**847**	526	283	34	1	3

At 31 December 2007

	Value	Up to 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	Over 1 year
Trade receivables	**41 818**	38 045	2 949	481	46	297
Other financial receivables	**231**	132	70	21	3	5

The Group analyses receivables primarily on an individual basis in terms of the indication and recognition of impairment allowance. Significant indicators are described in note 2.2.5.5.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.3 Credit risk (continuation)

34.3.6 Other information related to credit risk (continuation)

Changes in allowances for impairment of financial assets by asset classes are presented in the table below:

a) trade receivables (category: loans and financial receivables)

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Impairment allowance at the beginning of the period	**56 167**	**67 322**
Increase due to obtaining control of a subsidiary	1 498	-
Impairment allowance recognised in profit or loss	22 992	15 498
Impairment allowance reversed through profit or loss	(16 124)	(18 663)
Impairment allowance on foreign exchange differences	2 381	333
Impairment allowance utilised during the period	(11 164)	(8 320)
Impairment allowance on costs of legal proceedings	(493)	(3)
Decrease due to loss of control of a subsidiary	(20)	-
Impairment allowance at the end of the period	**55 237**	**56 167**

b) other financial assets (category: loans and financial receivables)

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Impairment allowance at the beginning of the period	**3 685**	**3 899**
Impairment allowance recognised in profit or loss	6 427	436
Impairment allowance reversed through profit or loss	(139)	(529)
Impairment allowance on foreign exchange differences	-	(3)
Impairment allowance utilised during the period	(338)	(132)
Impairment allowance on costs of legal proceedings	88	14
Impairment allowance at the end of the period	**9 723**	**3 685**

c) debt securities (category: available-for-sale financial assets)

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Impairment allowance at the beginning of the period	**549**	**518**
Impairment allowance recognised in profit or loss	45	131
Impairment allowance reversed through profit or loss	(78)	(100)
Impairment allowance utilised during the period	(268)	-
Impairment allowance at the end of the period	**248**	**549**

35. Share of profits/losses of associates accounted for using the equity method

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
Share of profits of associates	267 579	265 093
TOTAL	**267 579**	**265 093**

36. Income tax

Income tax	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Current income tax		594 766	859 303
Deferred income tax	22	50 156	(45 189)
Adjustments to current income tax from prior periods		(14 341)	7 257
Total		**630 581**	**821 371**

The tax on the Group's profit before tax differs in the following manner from the theoretical amount that would arise if the theoretical tax rate was applied, as a sum of profits before tax, multiplied by the income tax rate of the home country of each company and then divided by profit before tax.

	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Profit before tax	3 396 447	4 756 887
Tax calculated using the domestic rates applicable to incomes in individual countries is 19.04% (2007: 19.08%)	646 540	907 670
Non-taxable income	(119 410)	(199 196)
Expenses not deductible for tax purposes	84 885	162 028
Utilisation of previously-unrecognised tax losses	(2 236)	(55 874)
Tax losses on which deferred tax assets were not recognised	33 171	349
Deductible temporary differences on which deferred tax assets were not recognised	1 972	(863)
Adjustments to current income tax from prior periods	(14 341)	7 257
Income tax expense the average income tax rate applied was 18.57% (2007: 17.27%)	**630 581**	**821 371**

37. Earnings per share

Basic earnings/diluted earnings	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Profit attributable to shareholders of the Parent Entity	2 766 179	3 934 559
Weighted average number of ordinary shares ('000)	200 000	200 000
Basic/diluted earnings per share (PLN/share)	13.83	19.67

There are no dilutive potential ordinary shares.

38. Dividend paid and proposed for payment

In accordance with Resolution No. 5/2008 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 26 June 2008 regarding the appropriation of Parent Entity profit for financial year 2007 and setting of the right to dividend date and dividend payment date, the amount of PLN 1 800 000 thousand, representing PLN 9.00 per share, was allocated as a shareholders dividend from profit for financial year 2007.
The right to dividend date was set at 18 July 2008, and dividend payment date at 7 August 2008.
All Parent Entity shares are ordinary shares.

(amounts in tables in thousand PLN, unless otherwise stated)

39. Notes to the cash flow statement

Adjustments to profit for the period

	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Income tax from the income statement	630 581	821 371
Depreciation/amortisation	681 367	597 546
Losses on sales of property, plant and equipment and intangible assets	19 599	21 498
Gains on sales of available-for-sale financial assets and held-for-maturity investments	(3 510)	(19 857)
Gains/(losses) on disposal of shares in subsidiaries and associates	(5 913)	872
Gains on sales and change in the fair value of investment property	(1 566)	(13 786)
Impairment losses on property, plant and equipment, intangible assets available-for-sale financial assets and loans	285 633	8 261
Share of profits of associates accounted for using the equity method	(267 579)	(265 093)
Interest and share in profits (dividends)	15 672	9 674
Foreign exchange (gains)/losses	(16 585)	41 858
Change in provisions	84 399	89 595
Change in derivative instruments	2 759	139 716
Other adjustments	203	(5 121)
Changes in working capital:	(378 988)	246 889
Inventories	136 028	24 268
Trade and other receivables	(531 608)	459 269
Trade and other payables	(16 592)	(236 648)
Adjustments to profit for the period	**1 046 072**	**1 673 423**

Proceeds from sales of property, plant and equipment and intangible assets

	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Net carrying amount of sold property, plant and equipment and intangible assets and costs related to disposal	38 443	42 183
Losses on sales of property, plant and equipment and intangible assets	(19 599)	(21 498)
Change in receivables due to sales	369	(646)
Capitalised gains from the disposal of property, plant and equipment and intangible assets	(1 633)	(38)
Proceeds from sales of property, plant and equipment and intangible assets	**17 580**	**20 001**

(amounts in tables in thousand PLN, unless otherwise stated)

40. Related party transactions

As the Polish State Treasury has control over KGHM Polska Miedź S.A. and is presumed to be the parent entity of the Company, the State Treasury Companies (see the list of Companies at 30 June 2008) meet the definition of related entities. Turnover and balances with these entities have been reflected in the information presented in this note, in those items respecting other related entities.

	For the period from 1 January 2008 to 31 December 2008		
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Other transactions**
- to associates	3 134	138	8 560
- to other related entities*	56 826	44 181	596
Total sales to related entities	**59 960**	**44 319**	**9 156**

During the period from 1 January to 31 December 2008, no sales of property, plant and equipment, intangible assets and investment property to related entities of the Group were reported.

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group earned revenues (5 largest items) during the period from 1 January to 31 December 2008:

1. Zakłady Chemiczne "POLICE" S.A.	26 443
2. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	25 713
3. Fabryka Przewodów Energetycznych S.A.	13 577
4. CENTROZŁOM WROCŁAW S.A.	11 906
5. Zakłady Górniczo-Hutnicze "BOLESŁAW" S.A.	7 619

Sales to the above-mentioned entities represent around 85% of sales to the State Treasury subsidiaries. The remaining 15% represent revenues earned from 101 entities – the remaining clients of the Group related to the State Treasury.

	For the period from 1 January 2007 to 31 December 2007		
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Other transactions**
- to associates	2 514	217	18
- to key management and supervisory personnel	25	-	-
- to other related entities	54 879	20 412	1 657
Total sales to related entities	**57 418**	**20 629**	**1 675**

(amounts in tables in thousand PLN, unless otherwise stated)

40. Related party transactions (continuation)

Purchases from related entities	For the period from 1 January 2008 to 31 December 2008			
	Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property	Other transactions
- from associates	34 963	10 541	26	-
- from other related entities*	634 579	99 943	12 432	1 808
Total purchases from related entities	**669 542**	**110 484**	**12 458**	**1 808**

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group made purchases (5 largest items) during the period from 1 January to 31 December 2008:

1. EnergiaPro S.A.	554 595
2. Polskie Górnictwo Naftowe i Gazownictwo S.A.	93 449
3. NITROERG S.A.	38 263
4. "Stomil-Poznań" S.A.	12 481
5. PPUP Poczta Polska	8 664

Purchases from the above-mentioned entities represent around 96% of purchases from the State Treasury subsidiaries. The remaining 4% represent purchases from 95 entities - the remaining clients of the Group related to the State Treasury.

Purchases from related entities	For the period from 1 January 2007 to 31 December 2007			
	Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property	Other transactions
- from associates	38 738	15 592	6	-
- from other related entities	565 562	73 112	9 417	1 193
Total purchases from related entities	**604 300**	**88 704**	**9 423**	**1 193**

Remuneration of the Management Board in 2008

	Period when function served in 2008	Wages	Annual bonus, sector bonuses	Earnings from subsidiaries and associates	Benefits due to termination of employment relationship	Retirement rights	Benefits, other earnings	Total earnings in 2008
Members of the Management Board as at 31 December 2008								
Mirosław Krutin	23.04-31.12.2008	346	47	141	-	-	55	589
Maciej Tybura	23.04-31.12.2008	282	38	63	-	-	59	442
Herbert Wirth	23.04-31.12.2008	282	38	91	-	-	50	461
Dismissed Members of the Management Board *								
Krzysztof Skóra	01.01-17.01.2008	293	126	74	600	-	56	1 149
Maksymilian Bylicki	-	171	79	-	460	-	45	755
Marek Fusiński	01.01-23.04.2008	342	139	51	448	-	65	1 045
Stanisław Kot	01.01-23.04.2008	342	170	32	448	198	26	1 216
Ireneusz Reszczyński	01.01-23.04.2008	342	139	56	448	-	34	1 019
Dariusz Kaśków	01.01-17.01.2008	239	-	-	293	-	7	539
Total		**2 639**	**776**	**508**	**2 697**	**198**	**397**	**7 215**

** the item „Wages" includes wages during the termination period*

(amounts in tables in thousand PLN, unless otherwise stated)

40. Related party transactions (continuation)

Remuneration of the Management Board in 2007

	Period when function served in 2007	Wages	Annual bonus, sector bonuses	Earnings from subsidiaries and associates	Benefits due to termination of employment relationship	Retirement rights	Benefits, other earnings	Total earnings in 2007
Members of the Management Board as at 31 December 2007								
Krzysztof Skóra	01.01-31.12.2007	448	212	231	-	-	58	949
Marek Fusiński	01.01-31.12.2007	364	172	151		-	88	775
Stanisław Kot	01.01-31.12.2007	364	149	49		-	35	597
Ireneusz Reszczyński	01.01-31.12.2007	364	215	143		-	30	752
Dariusz Kaśków	06.11-31.12.2007	59	2	-		-	37	98
Dismissed Members of the Management Board *								
Maksymilian Bylicki	01.01-06.11.2007	364	172	323		-	90	949
Wiktor Błądek	-	-	10	-	83	-	-	93
Mirosław Biliński	-	-	37	-	-	-	-	37
Andrzej Krug	-	-	-	-	75	-	-	75
Robert Nowak	-	-	23	-	65	-	-	88
Sławomir Pakulski	-	-	-	-	55	-	-	55
Jarosław Andrzej Szczepek	-	-	-	-	75	-	-	75
Marek Szczerbiak	-	-	-	-	88	-	-	88
Total		**1 963**	**992**	**897**	**441**	**-**	**338**	**4 631**

** the item „Wages" includes wages during the termination period*

Remuneration of the Supervisory Board in 2008

	Period when function served in 2008	Wages for the period when function served in the Supervisory Board	Earnings from other contracts	Earnings from subsidiaries and associates	Total earnings in 2008
Marcin Dyl	14.02-31.12.2008	77	-	-	77
Arkadiusz Kawecki	14.02-31.12.2008	77	-	-	77
Jacek Kuciński	14.02-31.12.2008	87	-	-	87
Marek Panfil	14.02-31.12.2008	75	-	-	75
Marek Trawiński	14.02-31.12.2008	97	-	58	155
Marzenna Weresa	14.02-31.12.2008	75	-	-	75
Leszek Jakubów	01.01-14.02.2008	19	-	-	19
Stanisław Potycz	01.01-14.02.2008	14	-	-	14
Anna Mańk	01.01-14.02.2008	11	-	-	11
Remigiusz Nowakowski	01.01-14.02.2008	10	-	-	10
Marcin Ślęzak	01.01-13.02.2008	10	-	-	10
Jerzy Żyżyński	01.01-14.02.2008	15	-	-	15
Józef Czyczerski	01.01-31.12.2008	86	96	-	182
Leszek Hajdacki	01.01-31.12.2008	87	162	-	249
Ryszard Kurek	01.01-31.12.2008	89	134	-	223
Total		**829**	**392**	**58**	**1 279**

Remuneration of the Supervisory Board in 2007

	Period when function served in 2007	Wages for the period when function served in the Supervisory Board	Earnings from other contracts	Earnings from subsidiaries and associates	Total earnings in 2007
Adam Glapiński	11.04-10.07.2007	21	-	-	21
Adam Łaganowski	01.01-18.10.2007	61	-	-	61
Anna Mańk	11.04-31.12.2007	49	-	-	49
Stanisław Potycz	01.01-31.12.2007	76	-	-	76
Jan Sulmicki	01.01-11.04.2007	20	-	-	20
Marcin Ślęzak	01.01-31.12.2007	69	-	-	69
Jerzy Żyżyński	01.01-31.12.2007	69	-	-	69
Leszek Jakubów	18.10-31.12.2007	17	-	-	17
Remigiusz Nowakowski	18.10-31.12.2007	14	-	-	14
Józef Czyczerski	01.01-31.12.2007	69	71	-	140
Leszek Hajdacki	01.01-31.12.2007	69	167	-	236
Ryszard Kurek	01.01-31.12.2007	69	169	-	238
Total		**603**	**407**	**-**	**1 010**

(amounts in tables in thousand PLN, unless otherwise stated)

40. Related party transactions (continuation)

	At	
Trade receivables from related entities	**31 December 2008**	**31 December 2007**
- from associates	739	505
- from other related entities*	13 476	16 538
Total receivables from related entities	**14 215**	**17 043**

*State Treasury subsidiaries from whom the KGHM Polska Miedź S.A. Group at 31 December 2008 had receivables balance due to sales (5 largest items):

1. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	4 029
2. Zakłady Chemiczne "POLICE" S.A.	2 413
3. Zakłady Górniczo-Hutnicze "BOLESŁAW" S.A.	652
4. CENTROZŁOM WROCŁAW S.A.	508
5. Huta "Będzin" S.A.	329

Receivables from the above-mentioned entities represent around 88% of receivables from sales to the State Treasury subsidiaries. The remaining 12% represent receivables from sales earned from 86 entities - the remaining clients of the Group related to the State Treasury.

The amount of the allowance for impairment of receivables from related entities at the balance sheet date and the amount of the allowance concerning related entities taken to profit or loss during the period is insignificant from the point of view of the consolidated financial statements.

	At	
Trade payables towards related entities	**31 December 2008**	**31 December 2007**
- towards associates	2 176	10 463
- towards other related entities *	70 430	68 393
Total liabilities towards related entities	**72 606**	**78 856**

*State Treasury subsidiaries towards which the KGHM Polska Miedź S.A. Group at 31 December 2008 recognised trade payables (5 largest items):

1. EnergiaPro S.A.	57 114
2. NITROERG S.A.	3 903
3. Polskie Górnictwo Naftowe i Gazownictwo S.A.	3 097
4. "Stomil-Poznań" S.A.	789
5. PUPP Poczta Polska	673

Liabilities towards the above-mentioned entities represent around 96% of liabilities due to purchases from the State Treasury subsidiaries. The remaining 4% represent liabilities towards 49 entities - the remaining clients of the Group related to the State Treasury.

In addition, entities of the KGHM Polska Miedź S.A Group make with the State Treasury settlements in respect of various types of taxes and charges. These transactions have been described in other notes of the financial statements.

	At	
	31 December 2008	**31 December 2007**
Guarantees received:	**-**	**4**
- from other related entities	-	4
Guarantees granted to:	**12**	**270**
- other related entities	12	270

(amounts in tables in thousand PLN, unless otherwise stated)

41. Remuneration of the entity entitled to audit financial statements

	For the period	
	from 1 January 2008 to 31 December 2008	from 1 January 2007 to 31 December 2007
Ernst & Young Audit Sp. z o.o.	**2 989**	**2 533**
Due to contract for the review and audit of financial statements, of which:	2 153	2 111
- audit of annual financial statements	1 631	1 588
- review of financial statements	522	523
Due to other contracts	836	422
Other companies of the Ernst & Young Group in Poland	**1 882**	**803**
of which due to tax consultancy	1 399	803

42. Off-balance sheet liabilities due to operating leases

Entities of the Group have entered into operating leases agreements related to the rental of office space, space serving radio and cable networks, mining machinery, vehicles and medical and IT equipment.

Total value of future minimum payments	At	
	31 December 2008	31 December 2007
Up to one year	17 550	17 056
From one to five years	32 834	34 891
Over five years	9 462	16 213
Total:	**59 846**	**68 160**

Lease payments recognised in profit or loss	For the period	
	from 1 January 2008 to 31 December 2008	from 1 January 2007 to 31 December 2007
Value of minimum lease payments	36 380	27 133

43. Contingent items and other off-balance sheet items

	At	
	31 December 2008	31 December 2007
Contingent receivables	**54 408**	**158 816**
- contested State Budget issues	32 875	146 054
- guarantees received	21 533	12 762
Off-balance sheet receivables - inventions, implementation of projects	**25 195**	**25 195**
Contingent liabilities	**68 068**	**708 660**
- guarantees granted	15 390	30 002
- promissory note liabilities	18 094	15 501
- disputed issues, pending court proceedings	14 185	7 533
- contingent penalties	1 627	3 893
- preventive measures in respect of mine-related damages	8 000	10 000
- agreement on the acceptance of the offer and conditional transfer of shares in Petrotel sp. z o.o.	10 772	-
- agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A *	-	641 731
Off-balance sheet liabilities - disputed issues due to implementation of projects and inventions	**86 583**	**55 588**

The value of contingent assets was determined based on estimates.
* The contingent agreement for the sale of shares in Polkomtel S.A. was realised on 18 December 2008.

Potential liabilities due to offsetting of general service costs

Since 8 May 2006 Telekomunikacja Polska S.A. has been designated by the President of the Electronic Communications Office ('UKE') to provide the universal service throughout the country (49 numeral zones). The range of the universal services provided comprises:

1) connecting individual network outlets at the main location of the subscriber, excluding integrated services digital networks (ISDN);
2) maintaining the subscriber connection with the network outlet, as described in point 1), in readiness to provide telecommunications services;
3) domestic and international telephone calls, including mobile networks connections, additionally assurring fax and data transmissions and connections to the Internet;

43. Contingent items and other off-balance sheet liabilities (continuation)

4) providing information on telephone numbers and providing subscriber lists;
5) providing assistance to the handicapped;
6) providing telephone services through the use of the public equipment.

In accordance with art. 95 of the Telecommunications Act, designated companies are entitled to reimbursement of the costs of providing the universal service should they be unprofitable. The President of the UKE will set the amount of this reimbursement at the level of the net cost of providing services included in the universal service, and including only those costs which a given company would not incur if it had not been required to provide the universal service. The net amount of this cost is calculated in the manner set out in the decree of the Minister of Transportation and Construction dated 15 December 2005 regarding the manner of calculating the net cost of services included in the universal telecommunication service (Journal of Laws from 2005, No. 255, item 2141).

Telecommunication companies whose revenues from telecommunications activities exceed PLN 4 million in the calendar year for which reimbursement is due are required to participate in covering the reimbursement of costs for providing the universal service. The amount of reimbursement which a given company is required to cover can not exceed 1 % of its revenues. The share of individual companies in covering this reimbursement is determined by the President of the UKE, once the amount of the reimbursement due to a designated company is determined.
As at the date of preparation of these consolidated financial statements, neither the final amount of the above-mentioned reimbursement nor the share in it of individual telecommunications companies has been determined by the UKE. The effects of claims in this regard are accounted for in the consolidated financial statements based on probability estimates carried out by the management boards of the associate Polkomtel S.A. and the subsidiary Telefonia Dialog S.A. as telecommunication companies.

Contested State Budget issues

Legal regulations related to VAT and corporate income tax for 2008 have not been significantly changed as compared to the prior year, these changes may have resulted in significant changes in the Parent Entity's tax policy.

Despite some stabilisation of court and administrative tax judgments, tax interpretations issued by the tax office – through implemented duty of issuing individual interpretations regarding tax law problems by the Ministry of Finance, there are still areas of uncertainty and disputes. Issues regarding qualification of expenses deductible for tax purposes and determination of tax base are and still may have caused the tax risk for entities pursuing economic activity.

Tax bodies, operating within their assigned spheres of competence, are authorised to conduct controls and to examine records relating to business transactions accounted for in financial accounts within a period of 5 years from the end of the fiscal year for which a tax return was made and a financial result was calculated. Given the lack of consistent interpretation, KGHM Polska Miedź S.A. may be charged with additional taxation as well as interest.

In the opinion of the Management Board of the Parent Entity, there are no existing circumstances which would indicate the possibility of the arising of significant tax liabilities.

Contingent receivables due to contested State Budget issues regarding income taxes and VAT amounted at the balance sheet date to PLN 9 216 thousand, of which:

	PLN '000
- Personal income tax for year 2000	1 702
- Corporate income tax (lump-sum) for year 2003	1 914
- Corporate income tax for year 2002	2 496

Contingent receivables regarding contested issues on property tax on underground mining facilities amounts to PLN 2 454 thousand (as at 31 December 2007: PLN 119 628 thousand). Due to the review of a constitutional complaint by the Constitutional Tribunal, filed on 14 July 2006 by KGHM Polska Miedź S.A., with respect to the property tax on underground mining facilities and the buildings and equipment located within these facilities, the Constitutional Tribunal on 8 April 2008 issued a Decision in which it cancelled proceedings due to the inadmissibility of issuing a decree. The Company, disagreeing with this decision, on 26 May 2008 filed a complaint with the Constitutional Tribunal against this decision. The basis for filing this complaint was mainly the official position of the Minister of the State Treasury contained in a letter dated 25 March 2008, in which the State Treasury stated that it does not have a decisive impact on KGHM Polska Miedź S.A. as understood by the act on the transparency of financial relations between public bodies and public companies, which means that the Parent Entity is not in the category of public entities.

Therefore the Parent Entity is entitled, as is every other economic entity, to such rights as constitutional protection and the right of access to proceedings before the Constitutional Tribunal.

The Parent Entity withdrew complaints from administrative courts respecting the property tax on underground mining facilities for the years 2003-2007, as a result of which there was a significant decrease in the above-mentioned contingent receivables respecting property tax.

The decision of the Constitutional Tribunal does not have financial consequences for KGHM Polska Miedź S.A. due to the fact that the Parent Entity continually regulates its liabilities respecting property tax due to decisions issued by tax bodies.

In companies of the Group, appeal proceedings were continued respecting controls carried out in prior years.

(amounts in tables in thousand PLN, unless otherwise stated)

43. Contingent items and other off-balance sheet liabilities (continuation)

POL-MIEDŹ TRANS Sp. z o.o.

In 2007 the Legnica Branch of the Tax Office in Wrocław conducted a tax audit in the subsidiary POL-MIEDŹ TRANS Sp. z o.o. regarding the payment of taxes in 2004. These proceedings concluded with the issuance of two decisions on the levying of additional excise tax in the total amount of PLN 7 721 thousand.
The main complaints involve the acceptance of declarations from customers regarding the use of heating oil containing fictional personal data, and sales of heating oil in wholesale amounts, suggesting they were to be used for commercial purposes.
On 20 December 2007 the company submitted an appeal of these decisions to the Customs Office in Wrocław. The Director of the Customs Office in Wrocław overturned the decision of a body of the first instance, and ordered the matter to be re-heard. On 30 December 2008 the Tax Control Office, as the result of a further review, maintained its previous decisions and set a 14-day deadline for submitting an appeal.

Due to contested State budget issues, contingent receivables in the subsidiary POL-MIEDŹ TRANS Sp. z o.o. amount to PLN 23 658 thousand, of which:

– Excise tax	22 579
– Fee for the right of perpetual usufruct	1 079

DIALOG S.A.

DIALOG S.A. is acting as a plaintiff in a variety of proceedings involving prior years, whose subject is the exclusion from the taxable base of the property tax of telecom lines, which in the opinion of the company are not objects which are subject to this tax. At 31 December 2008 the total value of the dispute is PLN 1 711 thousand.

44. Employment structure

Average employment in the Group was as follows:

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2007 to 31 December 2007**
White-collar workers	8 747	8 428
Blue-collar workers	19 731	19 264
Total:	**28 478**	**27 692**

45. Social assets and Social Fund liabilities

The net balance of the Social Fund at 31 December 2008 amounted to PLN 1 245 thousand – Social Fund liability, and at 31 December 2007 amounted to PLN 3 643 thousand - Social Fund liability. The Group has netted the assets of the Fund with the liabilities towards the Fund.

The composition and nature of assets, liabilities and costs related to the Social Fund are presented in the table below.

	At	
Social assets and Social Fund liabilities	**31 December 2008**	**31 December 2007**
Loans granted to employees	103 116	85 762
Other receivables	222	113
Cash and cash equivalents	29 207	44 931
Social Fund liabilities	(133 790)	(134 449)
Net balance	**(1 245)**	**(3 643)**

The balance is settled in the following periods after refunding.

	For the period	
	from 1 January 2008 to 31 December 2008	**from 1 January 2008 to 31 December 2008**
Transfers made to the Social Fund during the financial period	103 750	111 076

(amounts in tables in thousand PLN, unless otherwise stated)

46. Government grants

The balance of government grants recognised in deferred income at 31 December 2008 is PLN 1 633 thousand (at 31 December 2007: PLN 1 877 thousand). The funds are from the European Union funds, as well as from other funds. These are cash grants received for the acquisition of property, plant and equipment, for the performance of development work, which result in capitalised intangible assets and for the subsidising of employee training.
The companies of the Group also receive government grants from the Voivodeship Fund for Environmental Protection and Water Management (Fundusz Ochrony Środowiska i Gospodarki Wodnej) in the form of preferential interest rates on loans, as well as annulment of loans.

47. Subsequent events

Acquisition of shares of „Biowind" Sp. z o.o. by „Energetyka" sp. z o.o.

On 5 January 2009 an agreement for the acquisition of the shares of the company „Biowind" Sp. z o.o. with its registered head office in Gdańsk was entered into between „Energetyka" sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) and two physical persons.

Based on this agreement, „Energetyka" sp. z o.o. acquired 1000 shares with a nominal value of PLN 50 each, having a total nominal value of PLN 50 thousand, representing 100% of the shares of „Biowind" Sp. z o.o. and granting 100% of the votes at the General Shareholders' Meeting of „Biowind" Sp. z o.o.

The purchase price for the shares amounts to PLN 450 thousand. The shares were paid for in cash.

The share capital of „Biowind" Sp. z o.o. amounts to PLN 50 thousand and is divided into 1000 shares with a nominal value of PLN 50 per share.

The carrying amount of the assets in the accounts of „Energetyka" sp. z o.o. is PLN 450 thousand. The acquisition of these assets was financed using the internal funds of „Energetyka" sp. z o.o. The assets acquired are of a long-term, equity investment nature.

The purchase of shares of „Biowind" Sp. z o.o., holding a lease on property (around 300 hectares) in the Warmińsko-Mazurskie Voivodeship, enables the commencement of formal procedures aimed at realising an investment related to the construction of a wind farm.

Termination of contracts with PGNiG

On 10 January 2009 two contracts entered into on 1 December 2003 by a subsidiary of KGHM Polska Miedź S.A. - "Energetyka" sp. z o.o. – and Polskie Górnictwo Naftowe i Gazownictwo Spółka Akcyjna (PGNiG S.A.) for the supply of natural gas for power-generation purposes to reception terminals in Żukowice and Polkowice (current report no. 58/2003 dated 3 December 2003) were terminated.
Final negotiations are underway between KGHM Polska Miedź S.A. and PGNiG S.A. with respect to the signing of a new contract for the supply of natural gas, among others to the reception terminals in Żukowice and Polkowice. It was established that KGHM Polska Miedź S.A. will be the party to the contract for receiving natural gas.

Sale of shares of Polskie Towarzystwo Reasekuracji S.A.

On 12 January 2009, as part of a call for the sale of shares of Polskie Towarzystwo Reasekuracji S.A. in Warsaw (PTR) announced on 8 September 2008 by Fairfax Financial Holdings Limited with its registered head office in Toronto, Canada (Fairfax), KGHM Polska Miedź S.A. sold to Fairfax 12 500 000 registered ordinary shares of Polskie Towarzystwo Reasekuracji S.A. with its registered head office in Warsaw, representing 11.88% of the share capital of PTR for the total amount of PLN 20 000 thousand, i.e. PLN 1.60 per share. As a result of this transaction the Group currently holds none of the shares of PTR.

Acquisition of shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. by KGHM Ecoren S.A.

On 14 January 2009 an agreement for the acquisition of the shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. (a direct subsidiary of KGHM Ecoren S.A.) was signed between KGHM Ecoren S.A. (a direct subsidiary of KGHM Polska Miedź S.A.) and SITA POLSKA SPÓŁKA Z OGRANICZONĄ ODPOWIEDZIALNOŚCIĄ.

Based on this agreement, KGHM Ecoren S.A. acquired 380 shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. having a total nominal value of PLN 380 thousand, representing 49.67% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o. and granting 49.67% of the votes at the General Shareholders' Meeting.

The shares were acquired for PLN 2 801 thousand and paid for in cash on the date of signing the agreement. The carrying amount of the shares acquired in the accounts of KGHM Ecoren S.A. is PLN 2 863 thousand. The acquisition of these assets was financed using the internal funds of KGHM Ecoren S.A. The assets acquired are of a long-term, equity investment nature.

Currently KGHM Ecoren S.A. owns 100% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o. and 100% of the votes at the General Shareholders' Meeting.

Approval by the Supervisory Board of the Budget for 2009 and the "Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018"

On 23 February 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the Company's Budget for 2009 as presented by the Management Board and the „Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018". For detailes of the approved documents see Report of the Management Board on the Company's Activities in the Separate Financial Statements, chapter 4, point 4.1 and 4.3.

(amounts in tables in thousand PLN, unless otherwise stated)

EXEMPTION NUMBER : 82-4639

SIGNATURES

Signatures of all Members of the Management Board			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
27 March 2009	*Mirosław Krutin*	President of the Management Board	
27 March 2009	*Herbert Wirth*	I Vice President of the Management Board	
27 March 2009	*Maciej Tybura*	Vice President of the Management Board	

Signature of person responsible for company accounting			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
27 March 2009	*Ludmiła Mordylak*	Chief Accountant of KGHM Executive Director of Accounting Services Center	

KGHM POLSKA MIEDŹ S.A.

REPORT OF THE MANAGEMENT BOARD OF THE PARENT ENTITY ON THE ACTIVITIES OF THE GROUP IN 2008

Lubin, March 2009

TABLE OF CONTENTS

1. Basic information on the KGHM Polska Miedź S.A. Group

1.1. Structure of the Group

The Parent Entity of the Group is KGHM Polska Miedź S.A.
At 31 December 2008 KGHM Polska Miedź S.A. owned, directly or indirectly, shares in 38 commercial law companies, including in:
- 30 subsidiaries,
- 2 associates,
- 6 other companies.

The equity investments of KGHM Polska Miedź S.A. in individual entities are shown in the diagram below.

Diagram 1. *Equity investments of KGHM Polska Miedź S.A. at 31 December 2008*


KGHM Polska Miedź S.A.
KGHM Ecoren S.A. 100%
PHP „MERCUS" sp. z o.o. 100%
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges.m.b.H 100%
„MCZ S.A." 100%
KGHM Metraco S.A. 100%
DIALOG S.A. 100%
„Energetyka" sp. z o.o. 100%
KGHM CUPRUM sp. z o.o. - CBR 100%
CBJ sp. z o.o. 100%
PeBeKa S.A. 100%
POL-MIEDŹ TRANS Sp. z o.o. 100%
Zagłębie Lubin S.A.* 100%
KGHM CONGO S.P.R.L. 99.98%
KGHM LETIA S.A. 85.45%
TUW - CUPRUM 93.80%
PCPM sp. z o.o. 82.86%
Polkomtel S.A. 24.39%
PTR S.A. 11.88%
INTERFERIE S.A. 2.06%
„Mercus Software" sp. z o.o. ** 100%
PHU „Lubinpex" Sp. z o.o. 100%
PHU „Mercus Bis" Sp. z o.o. 47.62%
PMT Linie Kolejowe sp. z o.o. 1%
TUW-CUPRUM 0.49%
AVISTA MEDIA Sp. z o.o. 100%
Vivid.pl S.A. in bankruptcy 100%
PETROTEL Sp. z o.o. 75.06%
INTERFERIE S.A. 2.06%
TUW-CUPRUM 1.60%
PMT Linie Kolejowe sp. z o.o. 99%
Fabryka Maszyn i Urzadzeń „FAMAK" S.A. 0.06%
INOVA Spółka z o.o. 100%
WFP Hefra SA 97.52%
DFM ZANAM-LEGMET Sp. z o.o. 100%
DKE Spółka z o.o. 50.33%
Bank Ochrony Środowiska S.A. 0.73%
INTERFERIE S.A. 61.55%
WM „ŁABĘDY" S.A. 88.92%
Telewizja Familijna S.A. in bankruptcy 11.96%
TUW-CUPRUM 0.25%
Fabryka Maszyn i Urzadzeń „FAMAK" S.A. 0.11%
Walcownia Rur Jedność Sp. z o.o. 3.14%
TUW-CUPRUM 0.25%
Huta Stalowa Wola S.A. 0.003%
TUW-CUPRUM 0.49%
Walcownia Metali Nieżelaznych Sp. z o.o. 94.88%
Fabryka Maszyn i Urzadzeń „FAMAK" S.A. 0.01%
Huta Stalowa Wola S.A. 0.009%

* 14 July 2008 change in company name (previously „Zagłębie" Lubin SSA)
** 5 September 2008 change in company name (previously PU „Mercus Serwis" Sp. z o.o.)

1.2. Changes in the structure of the Group in 2008

In 2008 the KGHM Polska Miedź S.A. Group was expanded by two subsidiaries:

- in August 2008 POL-MIEDŹ TRANS Sp. z o.o. founded a company called PMT Linie Kolejowe Sp. z o.o., with founder's capital of PLN 100 thousand, acquiring 99 % of the shares. The remaining 1 % of the share capital was acquired by another company in the Group, PHP „MERCUS" sp. z o.o. The new entity was founded for the purpose of pursuing the principle of organisational diversification of entities involved in railway transport and of those managing railway infrastructure, in accordance with the Act on railway transport.
- in November and December 2008 DIALOG S.A. acquired from PKN Orlen S.A. and from minority shareholders 75.06 % of the shares of PETROTEL Sp. z o.o. with a nominal value of PLN 6 155 thousand in order to acquire modern telecom infrastructure, currently being used by over 20 thousand fixed-line customers and 10 thousand internet users in the city and vicinity of Płock.

Over the course of 2008, all of the shares held in three companies of associate or other status were sold:

- in August 2008 KGHM Polska Miedź S.A. sold its shares in MINOVA-KSANTE Spółka z o.o., representing 30 % of the share capital, back to the company for the purpose of redemption.
- in October 2008 KGHM Ecoren S.A. sold its shares in DOL-EKO organizacja odzysku S.A., representing 19.53 % of the share capital, to Ms. Aneta Frączak.
- in July 2008 Zagłębie Lubin S.A. sold its shares in Ekstraklasa S.A., representing 5.8 % of the share capital, to Gliwicki Klub Sportowy.

In terms of assets invested, significant changes in the structure of the KGHM Polska Miedź S.A. Group include the increase of the share of KGHM Polska Miedź S.A. in Polkomtel S.A. from 19.61 % to 24.39 %. In December 2008 KGHM Polska Miedź S.A. acquired from TDC A/S 4.78% of the shares of the company based on an agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A. dated 10 March 2006.

1.3. Activities of Group Companies

Three business segments have been identified in the activities of the Group:

Segment I	-	metals (copper, precious metals), other smelter products – extraction, processing, production, trade and promotion;
Segment II	-	telecommunications,
Segment III	-	other sectors, comprising the activities of Group subsidiaries which are not encompassed by segments I and II;

The table below lists the activities of companies by segment.

Table 1. *Activities of significant Group companies, by segment*

Item	Entity	Type of activity
	Segment I	
1.	KGHM Polska Miedź S.A.	metals ore mining; the production of non-ferrous and precious metals and salt; the casting of light and non-ferrous metals; waste management; holding management activities; geological-exploratory activities, research and technical analysis; professional rescue services; telecommunications and IT services
2.	KGHM CONGO S.P.R.L	copper and cobalt extraction
3.	WMN sp. z o.o.	non-ferrous metals processing
4.	KGHM Polish Copper Ltd.	copper trading
5.	KGHM Kupferhandelsges.m.b.H.	copper trading
6.	WM „ŁABĘDY" S.A.	trading in coal, grinding mediums used in the production of copper concentrate

7.	KGHM Metraco S.A.	trading of non-ferrous metals, chemicals, copper scrap
	Segment II	
1.	DIALOG S.A.	telecommunications services
2.	PETROTEL Sp. z o.o.	telecommunications services
3.	AVISTA MEDIA sp. z o.o.	multimedia services
	Segment III	
1.	KGHM Ecoren S.A.	the production and sale of road-building materials and of rhenium compounds
2.	PeBeKa S.A.	construction of mines with infrastructure; building of roadway, railway and subway tunnels, underground construction
3.	DFM ZANAM-LEGMET Sp. z o.o.	production of mining machinery and equipment, construction machinery, machinery repairs
4.	„Energetyka" sp. z o.o.	generation, distribution and sale of electrical and heating energy, water-sewage management
5.	POL-MIEDŹ TRANS Sp. z o.o.	railway cargo transport, passenger and cargo road transport, trade in fuels
6.	PHP „MERCUS" sp. z o.o.	trade in consumer goods, production of bundled electrical cables
7.	INTERFERIE S.A.	tourism services, including holiday resorts, health spas and hotels
8.	„MCZ" S.A.	medical services
9.	KGHM CUPRUM sp. z o.o. - CBR	R&D activities
10.	CBJ sp. z o.o.	research and chemical-physical analysis
11.	INOVA Spółka z o.o.	electrical engineering, attestation and expertise, certification
12.	KGHM LETIA S.A.	sale and rental of property, promotion of scientific achievements, technology transfer
13.	TUW-CUPRUM	mutual insurance services for its members
14.	WFP Hefra SA	production and sale of rust-proof, semi-silver-plated and silverplated table settings
15.	PCPM sp. z o.o.	promotion of copper products
16.	Zagłębie Lubin S.A.	management of a football club, organisation of professional sporting events
17.	PHU „Lubinpex" Sp. z o.o.	food industry and catering services

Following is information on the activities of significant entities of the Group.

I SEGMENT

The most important entity in the Group is **KGHM Polska Miedź S.A.** A description of the activities of the Parent Entity in 2008 may be found in the KGHM Polska Miedź S.A. report (R 2008) published on 2 April 2009.

KGHM Polish Copper Ltd

This company conducts sales of the products of KGHM Polska Miedź S.A. through the London Metal Exchange, and is also involved in supplying smelting materials to KGHM Polska Miedź S.A. The activities of this company are strongly dependent on conditions on the metals market.

KGHM Kupferhandelsges.m.b.H.

This company trades in the products of KGHM Polska Miedź S.A., i.e. wire rod, cathodes and billets. The company operates in central and southern Europe. Its main business is conducted in Austria.

KGHM Metraco S.A.

KGHM Metraco S.A. is one of the strategic commercial companies of KGHM Polska Miedź S.A. It is involved in the supply of materials and raw materials which guarantee the uninterrupted operation of KGHM Polska Miedź

S.A. divisions and companies of the Group, as well as external sales of by-products of the core business of KGHM Polska Miedź S.A. The company concentrates primarily on wholesale business: finished goods from copper, precious metals and chemicals, as well as waste, scrap and raw materials and semi-products.

II SEGMENT

DIALOG S.A.

DIALOG S.A. operates in three telecom segments:

- the fixed-line voice segment,
- DLISP –internet access, data transmission and communications leasing, and
- the pay-tv segment.

In 2008 the company prepared to commence activities in a fourth market segment – mobile telephone services, which is planned in the second half of 2009.

Table 2. *Market share of DIALOG S.A. in 2008 by segment*

Market segment / ratio	national market	local market *
Fixed-line voice telephony	4.10%	23.90%
DLISP	1.70%	10.20%
Pay-tv	0.03%	0.08% **

Source: internal estimates based on Audytel, Informa, operator data

* *by local market is meant the area of eight numerical zones (formerly licensed areas)*
** *excluding TV services on the Warsaw market – specifically the Marina neighbourhood*

With respect to fixed-line telephony, in 2008 DIALOG S.A. operated on the basis of its own network infrastructure, and offered services using the Telekomunikacja Polska network (WLR). In the case of voice services using its own network, the main competitors were Telekomunikacja Polska S.A. and CaTV networks. The company also competed with substitute voice services offered by mobile network operators (PTK Centertel/Orange, Polkomtel/Plus, PTC/Era). In the WLR network, the main competitor for DIALOG S.A. was Netia, which in June 2008 took over another large competitor – Tele2 Polska. In the voice services segment in fixed-line networks, the estimated share of the local market, understood as being the area of eight numerical zones (formerly licensed areas), was nearly 24%. Taking into consideration only network areas (those in which the company possesses its own telecommunications infrastructure network, so-called last mile infrastructure) and the number of customers served by its own network, the estimated share of DIALOG S.A. in the non-corporate market at the end of 2008 was 56%, and 59% on the business market.

In the DLISP segment the largest competitor of DIALOG S.A. in 2008 was TP S.A. In internet access services using its own infrastructure, the company also competed with large cable network operators, as well as local ISP networks (local internet suppliers). With respect to internet access services using the TP S.A. network (BSA), the largest player was Netia. With respect to advanced services for business (data transmission, communications leasing), other large competitors apart from TP S.A. were Exatel, Netia and GTS Energis. Taking into consideration network areas and the number of customers served by its own infrastructure, the share of DIALOG S.A. in DSL services (broadband internet access) in the non-corporate market segment may be estimated at 30%, and the business segment at 58%.

In the pay-tv segment DIALOG S.A. competed mainly with large digital platform operators (such as Cyfrowy Polsat) and large CaTV networks (such as Multimedia Polska, UPC, Vectra), and to a lesser degree with IPTV service providers (TP S.A.). The share of the company in this segment is minimal, due to the fact that 2008 was the market debut year of DIALOGmedia.

III SEGMENT

KGHM Ecoren S.A.

This company is primarily involved in the production and sale of ammonium perrhenate, road-building material, products recovered from limestone (powder, coarse stone, key aggregate, sorbates), and slag granulate.

<u>Ammonium perrhenate</u>
Ammonium perrhenate is the company's main product. Current production capacity and the stable quality of the product enable its sale as a standard catalyser. This product is used and purchased by companies which process it into metallic rhenium for superalloy producers. Superalloys are mainly used in the aircraft industry (in the production of jet engines) and the petrochemical industry (in the production of high octane benzine or catalytic converters).

Annual global production of rhenium is around 52 tonnes, while market demand is estimated at 60-70 tonnes. The main competitors of the company are Molybdenosy Metale (Molymet) – Chile, Phelps Dodge Corp. – USA, Kazakhsmys Corp. and Zhezkazganredmet – Kazachstan.
KGHM Ecoren S.A. has a 6 % share of the rhenium production market, giving it fourth place amongst global rhenium producers. The customers of the company include Rolls-Royce plc and Johnson Matthey plc in the United Kingdom.
In 2008 the company continued to work on commencing the production of metallic rhenium and the recovery of rhenium from used superalloys.

Road-building material
The road-building material offered by KGHM Ecoren S.A. is used in the production of mineral-asphalt mixtures and for foundations. All of its products are designed for the road construction market. The company sells its products in north-western Poland. Its share in the crushed material market (this group of products includes material produced by the company) is estimated at around 2%. The customers of the company include the largest road construction companies, such as Strabag, NCC and Skanska.
Competitors of the company with respect to road-building material are crushed material mines located in the Sudety foothills and German mines in the vicinity of Dresden.

Slag granulate
Sales of slag granulate are aimed at producers of abrasives. Due to the basic uses of this product, conditions in this sector primarily depend on the situation in the ship-building industry (this product is used to clean ship hulls and steel constructions).

PeBeKa S.A.

This company is involved in:
- mining construction – this involves work on mine tunnels and shafts (including drifts; the building of shafts and foreshafts plus their outfitting);
- construction and engineering services – comprising general construction services, hydrotechnology, engineering and specialty services (including the construction of industrial facilities, tunnels and metro stations, and the construction and repair of pipelines).

PeBeKa S.A specialises in mine construction. It is the main supplier to KGHM of mine tunnel and shaft construction services.
It also plays a significant role in work associated with accessing the new deposit (Głogów Głeboki). With respect to mine work it also provides services to the German company Deutsche Steinkohle AG.
The company has built some of the stations and tunnels for the first line of the Warsaw Metro. Its contracts are carried out as part of a consortium with PRG Metro Spółka z o.o. It is currently seeking to win a contract to build a second line for the Warsaw Metro.
In 2007 PeBeKa S.A. entered a consortium with HOCHTIEF Polska Sp. z o.o. and HOCHTIEF Construction A.G., which signed a contract with Zagłębie Lubin S.A. for the turnkey design, construction and outfitting of a sport stadium in Lubin. In the first half of 2008 work began on this investment, with planned completion in the first quarter of 2010.

ZANAM-LEGMET Sp. z o.o.

This company is a producer of mining equipment, for use in methane-free, underground non-ferrous metals and salt mining tunnels. Among the products produced by the company which determine its market position are mining machinery (loaders, haulage rigs, drilling-roof bolting rigs, auxiliary machinery) as well as conveyor belts. In addition, the company produces castings, construction elements built on the basis of submitted documentation, and boilers.
The company fulfils a strategic role for the core business of KGHM Polska Miedź S.A., as a significant supplier and servicer of mining machinery and equipment. The company is the sole supplier of haulage rigs and a significant supplier of conveyor belts and steel constructions on this market.
The company also sells its products on foreign markets, but these sales are only marginal. The company has heavy competition from large Polish and foreign companies, i.e.: SANDVICK (TAMROCK) – Finland, ATLAS COPCO/WAGNER – Sweden, MINE MASTER – Poland (with GHH Fahrzeuge) and BUMAR/FADROMA – Poland.

„Energetyka" sp. z o.o.

The basic activities of the company are:
- the generation, distribution and sale of electricity,
- the generation, distribution and sale of heating energy, steam and hot water,
- the intake, purification and distribution of water, and
- the collection and treatment of waste.

„Energetyka" sp. z o.o. is the largest producer of electricity and heating energy in the former Legnica voivodeship and one the largest producers of heat in western Poland.
Electricity is produced in conjunction with heat, all of which is supplied to KGHM Polska Miedź S.A.
With respect to water-sewage management, the company primarily serves industrial customers in the former Legnica voivodeship, and is the main supplier for the divisions of KGHM Polska Miedź S.A. and companies of the Group. It also has a small share in the local market for individual customers.

„Energetyka" sp. z o.o. operates in an attractive sector with significant growth potential. Its strong position on the local market and the resources and know-how it possesses provide great opportunities for growth by expanding into new fields. On the other hand, rationalisation of heat consumption by its customers requires the modernisation of its production assets, and strict environmental standards force it to commence research into renewable energy sources.

POL-MIEDŹ TRANS Sp. z o.o.

The company offers complex services in railway and road transport and carries out wholesale and retail sales of oil-based products.
POL-MIEDŹ TRANS Sp. z o.o. is among a group of entities which fulfil a strategic role for the core business of KGHM Polska Miedź S.A. – it is the leading source of railway and road transport, and is a direct supplier of fuels to the divisions.
The company holds sixth place amongst private railway transporters, in terms of transport work and the amount of freight volume transported by the network of PKP PLK. Significant competitors of the company amongst private railway transporters are: CTL Rail, PCC Holding, Lotos Kolej, PTK Holding, Rail Polska and Freightliner PL. The company intends to expand its railway transport capacity, and therefore increase its share of services sold on the external market.
In 2008 the company gained a license for the railway transport of passengers.
In August 2008 POL-MIEDŹ TRANS Sp. z o.o. founded the company PMT Linie Kolejowe Sp. z o.o., whose activities comprise the management of railway lines and maintenance of railway infrastructure.

PHP „MERCUS" sp. z o.o.

The activities of the company comprise three main sectors:
- material logistics – mainly on behalf of the divisions of KGHM Polska Miedź S.A. and companies of the Group,
- production – bundled electrical cables and high-pressure hydraulic lines, and
- wholesale and retail sales – department stores, warehouses.

The company fulfils a strategic role for KGHM Polska Miedź S.A. as the coordinator of supply to the core business of materials and spare parts. It has a firm position as a producer and supplier of bundled electrical cables for manufacturers of household electrical goods. Its main customers of bundled electrical cables are ELECTROLUX, GENERAL ELECTRIC and PATELEC ELPENA. In 2008 the company gained the status leading supplier for the ELECTROLUX factory in Siewierz.

KGHM CUPRUM sp. z o.o. – CBR

KGHM CUPRUM sp. z o.o. - CBR is engaged in research and development work in the following sectors: geology, mining, the processing of minerals resources and environmental protection. Its activities comprise every stage of R&D work, from basic research to design, the evaluation of environmental impact, and feasibility analysis, to supervision of its execution.
The company is a contractor for most R&D investment projects realised by KGHM Polska Miedź S.A. which are involved with the core business. The company stores the technical (geological) and technological documentation of KGHM Polska Miedź S.A.
KGHM CUPRUM sp. z o.o. – CBR holds a renowned position amongst Polish R&D institutions. In 2006 it reached the second level in the classification of R&D institutions (after several years of being at the third level). This success was the result of years of effort based on improving its qualifications, promoting its know-how, taking actions both domestically and abroad, putting the results of its research to practical use, and obtaining patents, certificates etc. The classification which it held improved access to state budget research funds.
The low expenditures on R&D, from both the state budget as well as from industry, have caused the company to seek new sources for financing its activities. Great hope has been generated by EU assistance programs. The company was engaged in preparations to realise research as part of the 7th EU Framework Program and the Sector Point of Contact for the Balanced Development of the Copper and Brown Coal Extractive Industries of South-West Poland.

CBJ sp. z o.o.

CBJ sp. z o.o. operates in the analytical services sector, mainly to serve the needs of the mining and nonferrous metals smelting industries, with respect to research and physical-chemical analysis, mainly in the fields of industrial and environmental research.
The company is the main provider of industrial research and analysis for the core business of KGHM Polska Miedź S.A
In 2008 the company implemented new research methods, which enabled it to expand its range of services offered, mainly with respect to research into technology, working conditions and the environment.

1.4. Employment in the Group

The level and structure of employment in the KGHM Polska Miedź S.A. Group is presented below.

Table 3. *Average employment in the years 2007-2008*

Description	2007	2008	Change 2007=100
White collar	8 428	8 747	103.8
Blue collar	19 264	19 731	102.4
Total workers	**27 692**	**28 478**	**102.8**

The highest average level of employment in 2008, at 18 486, was recorded by the Parent Entity. Among the remaining Group companies the highest average number of employees in 2008 was recorded by:

- PeBeKa S.A. - 1 698,
- POL - MIEDŹ TRANS Sp. z o.o. - 1 477,
- ZANAM - LEGMET Sp. z o.o. - 1 078,
- DIALOG S.A. - 950,
- „Energetyka" sp. z o.o. - 801.

In 2008 average employment in the Group increased in comparison to 2007 by 786. This was mainly due to increased employment in KGHM Polska Miedź S.A. (an increase of 497, i.e. by 2%). Employment increased in the mining divisions. The hiring of new workers was dictated on the one hand by the need to ensure an adequate level of employment to eliminate overtime work, and on the other to ensure staffing in newly-created sections (preparatory mining work and assembly-repair work) as well as to expand the conveyor belt system which is critical to maintaining the continuous removal of ore.
Employment also increased in the Group due to the addition of a new entity, PETROTEL Sp. z o.o., with average employment in 2008 of 114. Among the remaining entities, the largest increase in employment was recorded by AVISTA MEDIA sp. z o.o. (an increase of 136.5% i.e. by 71), due to the development of call center services.

1.5. Relations with the trade unions in the Group

KGHM Polska Miedź S.A.

Negotiations on setting the wages increase index for 2008 in KGHM Polska Miedź S.A. did not conclude with an agreement being reached with the trade unions. The wages increase index for 2008 was set by the Management Board of the Parent Entity in the following amounts:

- average total wage - 1.0%,
- average wage excluding the additional annual bonus - 2.3%.

To achieve these indicators, at 1 January 2008 basic wage rates were increased by PLN 150, which caused an increase in the average monthly wage by PLN 460, i.e. by 7.8%. On 27 February 2008 side protocol was signed to the Collective Labour Agreement reflecting these changes.
In the third quarter of 2008 seven trade unions initiated collective disputes, demanding an increase in the employee table of basic wages by PLN 200 monthly, and withdrawal from the Mines Integration Project, the integration of the smelters and the separation of Data Center from the structure of KGHM Polska Miedź S.A.
On 14-16 October 2008 the trade unions carried out a strike referendum. According to representatives of the unions 14 400 employees took part in the referendum, representing 77% of the total workforce. As a result of this referendum the trade unions resolved to organise the following:

- on 29 October 2008 a public hearing at the Head Office of KGHM Polska Miedź S.A.,
- on 5 November 2008 a 24-hour strike in all of the divisions of KGHM Polska Miedź S.A.

The dialogue with the trade unions, consisting of both negotiations and mediation, concluded on 27 October 2008 with the signing of an agreement, according to which the Management Board withdrew its plans to pursue projects to create a Combined Mines division, to consolidate the smelters and to create an IT company Teleinformatyka based on the assets of Data Center, while the trade unions withdrew their wage demands and called off plans for a strike and a public hearing. In addition it was agreed that the parties to the Collective Labour Agreement would analyse the achieved level of wages no later than in December. Due to the domestic and global economic crisis, in the month of December, following an analysis of the wages in KGHM Polska Miedź S.A., no additional wage payments were made.

Other Group companies

In 2008 Group companies entered into agreements with the trade unions operating within the given entities, mainly respecting:
- setting the wages increase index in 2008,
- changes in the Collective Labour Agreement,
- contributions to the Social Fund.

In „MCZ" S.A. in 2008 there were unresolved collective disputes from 2007 based on national pay demands by medical personnel. During the year agreement was reached on wage increases in 2008 and on freezing wage increases in the first quarter of 2009.
In January 2008 a collective dispute was initiated by the trade unions active in INOVA Spółka z o.o. The subject of this dispute was the demand for higher wages. In August 2008 following a strike referendum, an agreement was signed which concluded the collective dispute.

1.6. Parent Entity

KGHM Polska Miedź S.A. is registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) in the National Court Register, entry no. KRS 23302. The shares of KGHM Polska Miedź S.A. are listed on the Stock Exchange in Warsaw and, in the form of GDRs (Global Depositary Receipts), on the London Stock Exchange.
KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The legal antecedent of the Parent Entity was the State-owned enterprise, Kombinat Górniczo-Hutniczy Miedzi in Lubin, transformed into a State-owned, joint stock company in accordance with principles set forth in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

1.6.1. Share capital and ownership structure of the Parent Entity

At 31 December 2008, the share capital of the Parent Entity, in accordance with the entry in the National Court Register, amounted to PLN 2 billion and was divided into 200 million shares, series A, having a face value of PLN 10 each. All shares are bearer shares. KGHM Polska Miedź S.A. has not issued preference shares. Each share grants the right to one vote at the General Shareholders' Meeting.

In the year ended 31 December 2008 there was no change in share capital.

There is no limitation to the transferral of ownership rights to the shares of the Parent Entity or with respect to the execution of voting rights attached to the shares of KGHM Polska Miedź S.A., other than those generally prescribed by laws in force. The Parent Entity has not issued securities which would grant special proprietary rights in respect of it.

At 31 December 2008, the only shareholder of the Parent Entity holding at least 5% of the share capital and simultaneously granting the right to the same number of votes at the General Shareholders' Meeting was the Polish State Treasury, which - based on an announcement dated 16 May 2007 - held 83 589 900 shares, representing 41.79% of the share capital of KGHM Polska Miedź S.A. and the same number of votes at the General Shareholders' Meeting.

The remaining shareholders of KGHM Polska Miedź S.A. (including Deutsche Bank Trust Company Americas, depositary bank in the depositary receipts program) held shares representing less than 5% of the share capital – a total of 116 410 100 shares, representing 58.21% of the share capital and the same number of votes at the General Shareholders' Meeting.

The Management Board of KGHM Polska Miedź S.A. is unaware of any agreements which could result in changes in the proportion of shares held by present shareholders in the future.

Among the management and supervisory personnel, at 31 December 2008, based on information held by the Parent Entity, only Ryszard Kurek – a member of the Supervisory Board – owned shares of KGHM Polska Miedź S.A. (10 shares with a total nominal value of PLN 100). At 31 December 2008, the members of the Management Board and Supervisory Board of KGHM Polska Miedź S.A. did not own shares of the remaining related entities of the Parent Entity.

In 2008 KGHM Polska Miedź S.A. did not buy back any of its shares and does not have an employee share incentive program.

1.6.2. Parent Entity quotations on the Securities Markets

In July 1997 KGHM Polska Miedź S.A. debuted on the Warsaw Stock Exchange. The shares of the Parent Entity are traded on the primary market in a continuous trading system, and are a component of the WIG and WIG20 indices. The Global Depositary Receipts of KGHM Polska Miedź S.A. (GDRs) have been traded since July 1997 on the London Stock Exchange.

In 2008 the main indices of the Warsaw Stock Exchange decreased in value. The WIG index decreased by 51%, and the WIG20 decreased by 48%. The share price of KGHM Polska Miedź S.A. at the close of trading on 31

December 2008 was PLN 28.12 and was 73% lower than on the last trading day of the prior year. The share price of the Parent Entity in 2008 compared to the WIG index is shown in the chart below.

Diagram 2. *Share price of KGHM Polska Miedź S.A. versus the WIG index in 2008*


KGHM shares (PLN)
WIG index ('000 pts.)
120
100
80
60
40
20
60
50
40
30
20
KGHM
WIG
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII

1.6.3. Bodies of the Parent Entity

Supervisory Board

In 2008 the 6th-term Supervisory Board of KGHM Polska Miedź S.A. began its work in the following form:
- Leszek Jakubów Chairman,
- Stanisław Andrzej Potycz Deputy Chairman,
- Anna Mańk,
- Remigiusz Nowakowski,
- Marcin Ślęzak,
- Jerzy Żyżyński

as well as the following employee-elected members:
- Józef Czyczerski Secretary,
- Leszek Hajdacki,
- Ryszard Kurek,

On 13 February 2008, Marcin Ślęzak submitted his resignation from membership on the Supervisory Board.

On 14 February 2008, the Extraordinary General Shareholders' Meeting dismissed the following people from the Supervisory Board: Leszek Jakubów, Anna Mańk, Remigiusz Nowakowski, Stanisław Andrzej Potycz and Jerzy Żyżyński, and appointed the following people to the Supervisory Board: Marcin Dyl, Arkadiusz Kawecki, Jacek Kuciński, Marek Panfil, Marek Trawiński and Marzenna Weresa.

At its meeting on 25 February 2008 the Supervisory Board appointed Marek Trawiński as Chairman of the Supervisory Board, Jacek Kuciński as Vice Chairman, and Marek Panfil as Secretary.

Due to the completion of the 6th-term Supervisory Board, the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. on 26 June 2008 appointed the following persons to the 7th-term Supervisory Board:
- Marcin Dyl,
- Arkadiusz Kawecki,
- Jacek Kuciński,
- Marek Panfil,
- Marek Trawiński,
- Marzenna Weresa,

as well as the following employee-elected members:
- Józef Czyczerski,
- Leszek Hajdacki,
- Ryszard Kurek.

At its meeting on 21 July 2008 the Supervisory Board appointed Marek Trawiński as Chairman of the Supervisory Board, Jacek Kuciński as Vice Chairman, and Marek Panfil as Secretary.

In accordance with the Statutes of KGHM Polska Miedź S.A. the members of the Supervisory Board are appointed and dismissed by the General Shareholders' Meeting.

Management Board

In 2008 the 6th-term Management Board of KGHM Polska Miedź S.A. began its work in the following form:
- Krzysztof Skóra President of the Management Board,
- Ireneusz Reszczyński I Vice President of the Management Board (Sales),
- Marek Fusiński Vice President of the Management Board (Finance),
- Stanisław Kot Vice President of the Management Board (Production),
- Dariusz Kaśków Vice President of the Management Board (Development).

At its meeting on 17 January 2008, the Supervisory Board carried out the following changes in the composition of the Management Board:
- it dismissed Krzysztof Skóra from the function of President of the Management Board,
- it dismissed Dariusz Kaśków from the function of Member of the Management Board,
- it appointed I Vice President of the Management Board Ireneusz Reszczyński to fill the function of President of the Management Board until the appointment of the President of the Management Board of KGHM Polska Miedź S.A.,
- it set the size of the Management Board of the company at three members.

Following these changes the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:
- Ireneusz Reszczyński Acting President of the Management Board
  I Vice President of the Management Board (Sales),
- Marek Fusiński Vice President of the Management Board (Finance),
- Stanisław Kot Vice President of the Management Board (Production).

At its meeting on 17 April 2008 the Supervisory Board appointed Mirosław Krutin as at 23 April 2008 to the position of President of the Management Board.
On 23 April 2008 the Supervisory Board dismissed the following persons from the Management Board: Ireneusz Reszczyński, Marek Fusiński and Stanisław Kot, and appointed the following persons to the Management Board as Vice Presidents: Herbert Wirth and Maciej Tybura. In addition Herbert Wirth was appointed as I Vice President of the Management Board.
Following the segregation of duties by the Management Board among the members of the Management Board, it was composed as follows:
- Mirosław Krutin President of the Management Board,
- Herbert Wirth I Vice President of the Management Board (Production),
- Maciej Tybura Vice President of the Management Board (Finance).

In accordance with the Statutes of KGHM Polska Miedź S.A. the members of the Management Board are appointed and dismissed by the Supervisory Board.
The authority of the Management Board to pass decisions on the issuance or redemption of shares is statutorily limited. In accordance with the Statutes of KGHM Polska Miedź S.A., any increase in share capital or issuance of shares or bonds requires the approval of the General Shareholders' Meeting. The Management Board of the Parent Entity does not have the authority to increase the share capital or issue the shares of KGHM Polska Miedź S.A. under conditions specified in art. 444-446 of the Code of Commercial Companies.
The employment contracts which are signed with Members of the Management Board state that, in case of the dismissal of a Member of the Management Board and the termination of their contract prior to the time stipulated in the contract, the said Member of the Management Board shall receive compensation due to the loss of an existing source of income and to the premature termination of a contract in an amount equalling the 10 basic monthly wages. Employment contracts describe those cases in which a Member of the Management Board shall not receive the above-mentioned compensation.
Employment contracts do not foresee compensation with respect to forbidding any activities which would be competitive towards KGHM. The principle of forbidding competition following termination of employment and the amount of compensation due in this regard are regulated by the parties in a separate contract.

1.6.4. Remuneration in the Bodies of the Parent Entity

Presented below is information on the total amount of remuneration, bonuses or benefits paid or due to management and supervisory personnel of the Parent Entity, and information on the value of remuneration and bonuses received by them due to functions performed in the bodies of subsidiaries, co-subsidiaries and associates.

Table 4. *Comparison of remuneration in the Supervisory Board of the Parent Entity in the years 2007-2008 ('000 PLN)*

Description	2007	2008
Remuneration due to service in the Supervisory Board, wages and other short-term employee benefits	**1 010**	**1 279**

Table 5. *Comparison of remuneration in the Management Board of the Parent Entity in the years 2007-2008 ('000 PLN)*

Description	2007	2008
Wages and other short-term employee benefits	4 120	4 320
Benefits due to termination of the employment relationship	441	2 895
Post-employment benefits	70	0
Total	**4 631**	**7 215**

The significant increase in Parent Entity Management Board remuneration costs in 2008 versus the prior year is mainly due to changes in the composition of the Management Board, necessitating the payment of compensation to dismissed members of the Management Board due to termination of employment.

Detailed information on remuneration, bonuses or benefits of supervisory and management personnel may be found in Note No. 40 of the Financial Statements.

2. Activities of the KGHM Polska Miedź S.A. Group in 2008

2.1. Equity investments of the Parent Entity

In 2008, KGHM Polska Miedź S.A. realised equity investments in the total amount of PLN 793 072 thousand. The Company purchased and acquired shares in the following companies.

„Energetyka" sp. z o.o.

In June 2008 KGHM Polska Miedź S.A. acquired and paid for in cash, at nominal value, shares in the increased share capital of „Energetyka" sp. z o.o. in the total amount of PLN 27 317 thousand. The funds obtained were used for modernisation work related to the expansion of electrical generation capacity. The share capital of this company following the increase amounts to PLN 248 793 thousand. The share of KGHM Polska Miedź S.A. in the share capital of the company was unchanged and amounts to 100 %.

PeBeKa S.A.

KGHM Polska Miedź S.A. acquired and paid for in cash, at nominal value, shares in the increased share capital of PeBeKa S.A. :

- in August 2008 in the total amount of PLN 18 715 thousand,
- in December 2008 in the total amount of PLN 15 100 thousand.

The funds obtained from this increase in share capital were used for the purchase of mining machinery.
The share capital of this company following the increase amounts to PLN 64 638 thousand. The share of KGHM Polska Miedź S.A. in the share capital of the company was unchanged and amounts to 100%.

KGHM LETIA S.A.

In September 2008 the share capital of KGHM LETIA S.A. was increased by PLN 7 428 thousand. KGHM Polska Miedź S.A. acquired shares in the increased share capital of KGHM LETIA S.A. in the total amount of PLN 4 448 thousand and covered, based on nominal value, by a contribution in kind in the form of property and documentation in the amount of PLN 4 447 thousand and cash in the amount of PLN 1 thousand.

In 2008 the Voivodeship of Lower Silesia increased its stake in the company, covering the shares acquired, based on their nominal value, by a contribution in kind in the form of property in the amount of PLN 2 980 thousand.
Following this increase the share capital of the company amounts to PLN 27 428 thousand. The ownership percentage of KGHM Polska Miedź S.A. in the share capital of the company changed from 94.95 % to 85.45%.

„MCZ" S.A.

In December 2008 KGHM Polska Miedź S.A. made a cash acquisition, based on nominal value, of shares in the increased share capital of „MCZ" S.A. in the total amount of PLN 1 101 thousand.
The funds obtained were used to purchase medical equipment. Following this increase the share capital of the company amounts to PLN 52 218 thousand. The ownership percentage of KGHM Polska Miedź S.A. in the share capital of the company remained unchanged and amounts to 100%.

Polkomtel S.A.

In December 2008 KGHM Polska Miedź S.A. acquired 980 486 ordinary registered shares of Polkomtel S.A., in the total nominal amount of PLN 98 049 thousand, representing approx. 4.78% of the share capital of Polkomtel S.A., based on an agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A. dated 10 March 2006, entered into between KGHM Polska Miedź S.A., PKN ORLEN S.A., Polskie Sieci Elektroenergetyczne S.A. (currently PGE Polska Grupa Energetyczna S.A.) and WĘGLOKOKS S.A., as the purchasers, and TDC Mobile International A/S (currently TDC A/S) as the seller. The purchase price of this block of shares was PLN 726 391 thousand. As a result of this transaction the percentage ownership of KGHM Polska Miedź S.A. in the share capital of this company changed from 19.61 to 24.39 %.

Other equity investments

In 2008 KGHM Polska Miedź S.A. continued to invest in the AIG Emerging Europe Infrastructure Fund. The fair value of the investment in this Fund in the accounts of KGHM Polska Miedź S.A. at 31 December 2008 is PLN 11 264 thousand.
In 2008 the company received a total amount of PLN 151 thousand from the AIG Fund, representing gains realised from the redemption of acquired shares. Simultaneously, the company also paid a management fee of PLN 85 thousand.

2.2. Equity investments of other Group companies

POL-MIEDŹ TRANS Sp. z o.o.

In August 2008 r. POL-MIEDŹ TRANS Sp. z o.o. founded a company called PMT Linie Kolejowe sp. z o.o., which was registered by the court in September 2008. The share capital of the newly-founded entity amounts to PLN 100 thousand. POL-MIEDŹ TRANS Sp. z o.o. acquired 99 shares with a nominal value of PLN 1 000 per share, with a total nominal value of PLN 99 thousand, representing 99% of the share capital of this company and granting the right to the same number of votes at the General Shareholders' Meeting. These shares were covered by cash, based on their nominal value. The remaining 1 % of the share capital was acquired by another Group company, PHP „MERCUS" sp. z o.o.
The founding of this company was aimed among others at its takeover of the management of the railway infrastructure of POL - MIEDŹ TRANS Sp. z o.o., which will enable the collection of fees for the use of this infrastructure by other carriers.

DIALOG S.A.

In November 2008 DIALOG S.A. acquired 6 150 shares in PETROTEL Sp. z o.o. with a nominal value of PLN 1 000 per share, representing 75 % of the share capital of this company, based on a contingent agreement for the acquisition of shares dated 22 September 2008 entered into between PKN ORLEN S.A. and DIALOG S.A. The purchase price of the shares was PLN 32 877 thousand. Based on this contingent agreement, DIALOG S.A. presented an offer to the minority shareholders to acquire the remaining 2 050 shares, representing 25 % of the share capital of this company. In December 2008 DIALOG S.A. purchased from these minority shareholders the first 5 shares with a nominal value of PLN 1 000 per share. The purchase price of the shares was PLN 26 thousand. Consequently, the share of DIALOG S.A. in the share capital of PETROTEL Sp. z o.o. at the end of 2008 amounted to PLN 75.06 %.

PHP „MERCUS" sp. z o.o.

In March 2008 court registration took place of an increase in the share capital of „Mercus Software" Sp. z o.o. by PLN 1 500 thousand. PHP „MERCUS" sp. z o.o. acquired all of the share in the increased share capital of the company, covering them with a contribution in kind in the form of property. The share capital of „Mercus Software" Sp. z o.o. following this increase amounts to PLN 2 200 thousand. PHP „MERCUS" sp. z o.o. owns 100 % of the shares of the company.

WM „ŁABĘDY" S.A.

In September 2008 court registration took place of an increase in the share capital of Walcownia Metali Nieżelaznych spółka z o.o. by PLN 32 800.00. WM „ŁABĘDY" S.A. acquired all of the share in the increased share capital of the company, covering them with a contribution in kind in the form of property. The share capital of Walcownia Metali Nieżelaznych spółka z o.o. following this increase amounts to PLN 43 194 thousand. Following this increase, WM „ŁABĘDY" S.A. owns 94.89 % of the shares of the company.

2.3. Other significant events in the Group

Disposal of shares

- In August 2008 KGHM Polska Miedź S.A. disposed of 13 500 shares of MINOVA-KSANTE Spółka z o.o., with a nominal value of PLN 1 350 thousand, representing 30 % of the share capital. The shares were sold to the company for the purpose of retirement. The sale price for the entire block of shares was PLN 8 542 thousand. As a result of this transaction KGHM Polska Miedź S.A. no longer owns shares of MINOVA-KSANTE Spółka z o.o.
- In October 2008 KGHM Ecoren S.A. disposed of 468 shares of DOL-EKO organizacja odzysku Spółka Akcyjna, with a nominal value of PLN 468 thousand, representing 19.53 % of the share capital. These shares were sold to Ms. Aneta Frączak. The sale price for the entire block of shares was PLN 842 thousand. As a result of this transaction KGHM Ecoren S.A. no longer owns shares of DOL-EKO organizacja odzysku Spółka Akcyjna.
- In August 2008 Zagłębie Lubin S.A. disposed of shares of Ekstraklasa S.A., with a nominal value of PLN 58 thousand, representing 5.8 % of the share capital. These shares were sold to Gliwicki Klub Sportowy at their nominal value. Sale of the shares of Ekstraklasa S.A. is related to relegation of Zagłębie Lubin S.A. to the 1st football league in the 2008/2009 season.

Decreases of share capital

In April 2008 court registration took place of a decrease in the share capital of DIALOG S.A. by PLN 1 469 850 thousand, i.e. from PLN 1 959 800 thousand to PLN 489 950 thousand, through a decrease in the then-nominal value of all existing company shares from PLN 100.00 to PLN 25.00 per share.
The funds obtained from this decrease in share capital were allocated to cover prior year losses in the amount of PLN 913 150 thousand and to reserve capital in the amount of PLN 556 700 thousand.

Bankruptcy proceedings

In September 2008 the Management Board of Vivid.pl S.A. submitted an application to the Regional Court for the City of Warsaw, Section X (Economic) for bankruptcy and remediary proceedings, announcing the bankruptcy of Vivid.pl S.A.
All of the shares of Vivid.pl S.A. are owned by DIALOG S.A. The net carrying amount of the shares of Vivid.pl S.A. in the assets of DIALOG S.A. amounted to PLN 4 279 thousand. Within a month the court announced the bankruptcy of Vivid.pl S.A. and appointed a court commissioner and a receiver. The bankruptcy came into legal force in October 2008.

Liquidation

On 13 May 2008 the Management Board of the Parent Entity resolved to undertake actions aimed at liquidating the company KGHM Polish Copper Ltd. By the end of 2008 the significant trade contracts of KGHM Polish Copper Ltd. were taken over by the Parent Entity, while the remaining trade contracts will expire in the first months of 2009. Further actions aimed at liquidation will be made in cooperation with a consultant, following issue of the auditor's opinion on the audit of financial statements of KGHM Polish Copper Ltd. for 2008.

2.4. Financing of Group companies

Loans and bank loans

In 2008 the Parent Entity granted loans to the following directly-related companies:

- Zagłębie Lubin S.A - PLN 7 000 thousand to cover obligations in arrears towards the Social Insurance Institution (ZUS), interest rate based on WIBOR 1M + 1.2% annually. This loan is to be repaid by the end of 2010.
- KGHM CONGO S.P.R.L. – three loans totalling USD 265 thousand, to finance its operations, interest rate: USD 165 thousand – based on LIBOR 1M + 2% annually, USD 100 thousand – based on LIBOR 1M + 1.1% annually. Over the course of 2008 the amount of USD 25 thousand was repaid. The remaining amount will be repaid in 2009.
  Over the course of 2008 two annexes were signed to a loan agreement entered into with KGHM CONGO S.P.R.L. in June 2007. The repayment period was prolonged for individual loan instalments in the total amount of USD 500 thousand. It was determined that the loan would be repaid by the end of October 2009. The interest rate of the loan did not change and amounts to LIBOR 1M + 1% annually.
- PCPM sp. z o.o. - PLN 100 thousand to finance its operations, interest rate based on WIBOR 1M + 1.2% annually. This loan is to be repaid by the end of March 2009.

KGHM Ecoren S.A. in 2008 granted a loan to the subsidiary WFP Hefra S.A. of PLN 3 939 thousand to finance its operations. Interest was set at the variable lombard credit rate. The loan is to be repaid by the end of 2009.

Among Group companies, in 2008 a significant bank loan was drawn by „Energetyka" sp. z o.o. The company drew a bank loan from PKO BP S.A. in Warsaw in the amount of PLN 50 000 thousand, to be used for the modernisation of two boilers. The bank loan was granted for a ten-year period, with interest of WIBOR 1M + 0.97 % annually.

Guarantees

KGHM Ecoren S.A. also granted a civil law guarantee to a loan drawn by WFP Hefra S.A. in Raiffeisen Bank Polska S.A. of PLN 2 000 thousand. The upper limit of the guarantee is PLN 2 200 thousand, with collateral of a blank promissory note with a declaration of rights thereunder, provision 0.2 %. By the end of 2008 the guarantee expired due to earlier-than-planned repayment of the loan.

Payments to capital

In 2008 KGHM Polska Miedź S.A. granted a returnable payment to the capital of KGHM CUPRUM Sp. z o.o. – CBR in the amount of PLN 1 500 thousand to be used for the financing of exploratory work in the region of Weisswasser. The date for returning this payment was set at the end of December 2009.

2.5. Dividends received

In 2008 KGHM Polska Miedź S.A. received dividends from the following entities:

– Polkomtel S.A.	PLN 182 859 thousand,
– KGHM Ecoren S.A.	PLN 30 000 thousand,
– KGHM Metraco S.A.	PLN 13 209 thousand,
– KGHM Polish Copper Ltd.	PLN 8 877 thousand,
– CBJ sp. z o.o.	PLN 2 000 thousand,
– PTR S.A.	PLN 228 thousand.

In 2008 PHP „MERCUS" sp. z o.o. received a dividend from its subsidiary PHU „Lubinpex" Sp. z o.o. in the amount of PLN 806 thousand.

2.6. Information on contracts of significance

Trade contracts

In 2008 the Parent Entity entered into the following significant trade contracts (value of contracts based on data current at the time contract signed):

- Contract for the sale of 8 mm copper wire rod and oxygen-free wire rod in 2008 signed on 30 January 2008 between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. The estimated value of this contract is from approx. USD 658 million (i.e. approx. PLN 1 613 million) to approx. USD 844 million (i.e. approx. PLN 2 069 million),

- Contract for the sale of copper cathodes in 2008 signed on 18 March 2008 between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. in London. The estimated value of this contract, depending on the amount of tonnage under option, is from USD 245 million (i.e. approx. PLN 553 million) to USD 306 million (i.e. approx. PLN 691 million). This contract met the criteria to be considered a significant contract, together with other contracts entered into during the 12 months preceding its signing,
- Contract for the sale of copper cathodes in the years 2008-2009 signed on 19 March 2008 between KGHM Polska Miedź S.A. and Glencore International AG. The estimated value of this contract, depending on the amount of tonnage under option, is from USD 413 million (i.e. approx. PLN 927 million) to USD 557 million (i.e. approx. PLN 1 251 million). This contract met the criteria to be considered a significant contract, together with other contracts entered into during the 12 months preceding its signing,
- Contract for the sale of copper cathodes in the years 2009 - 2011 signed on 7 August 2008 between KGHM Polska Miedź S.A. and Wieland Werke AG. The estimated value of this contract, depending on the amount of tonnage under option, is from USD 370 million (i.e. approx. PLN 776 million) to USD 449 million (i.e. approx. PLN 942 million). This contract met the criteria to be considered a significant contract, together with other contracts entered into during the 12 months preceding its signing.

There was no instance of dependence by KGHM Polska Miedź S.A. on a single or multiple customers or suppliers. The only customer whose share in revenues from sales exceeds 10% is Tele-Fonika Kable S.A., with a share in revenues from sales of 12%.

Information on contracts for the review or auditing of financial statements and other contracts entered into with the entity entitled to audit

The entity entitled to audit the separate and consolidated financial statements of the Parent Entity is Ernst & Young Audit Sp. z o.o. with its registered head office in Warsaw, Rondo ONZ 1, 00-124 Warsaw. The contract with Ernst & Young Audit Sp. z o.o. was signed on 30 April 2007, and is in force for review of the half-year financial statements and for the audit of the annual financial statements for the years 2007, 2008 and 2009.

Ernst & Young Audit sp. z o.o. was also selected to audit the financial statements of the following subsidiaries: KGHM Ecoren S.A., DIALOG S.A., „Energetyka" sp. z o.o., KGHM Metraco S.A., PeBeKa S.A., POL-MIEDŹ TRANS Sp. z o.o., ZANAM-LEGMET Sp. z o.o. and Zagłębie Lubin S.A.

The amount of remuneration due for the review and audit of the financial statements and remuneration for other purposes is shown in the table below.

Table 6. *Remuneration of the entity entitled to audit financial statements (in '000 PLN)*

Company	2007	2008
Ernst & Young Audit Sp. z o.o.	**2 989**	**2 533**
Due to contract for the review and audit of financial statements, of which:	2 153	2 111
- audit of annual financial statements	1 631	1 588
- review of financial statements	522	523
Due to other contracts	836	422
Other companies from the Ernst & Young Group in Poland	**1 882**	**803**
of which due to tax consultancy	1 399	803

2.7. Activities of major Group entities

Among the most important entities of the Group are:

- KGHM Polska Miedź S.A – the Parent Entity,
- Polkomtel S.A., in which KGHM Polska Miedź S.A. owns 24.39% of the share capital – consolidated using the equity method, and
- DIALOG S.A. – a subsidiary in which KGHM Polska Miedź S.A. owns 100% of the share capital. The results of this company have a direct impact on the consolidated financial statements of the KGHM Polska Miedź S.A. Group.

KGHM Polska Miedź S.A.

The financial results and description of activities of the Parent Entity in 2008 can be found in the KGHM Polska Miedź S.A. report published on 2 April 2009.

Polkomtel S.A.

At 31 December 2008, the carrying amount of the shares of Polkomtel S.A. in the financial statements of KGHM Polska Miedź S.A. was PLN 1 163 640 thousand.
The basic items of the company's income statement are presented below:

Table 7. *Financial results of Polkomtel S.A. ('000 PLN)*

	2007	2008	Change 2007=100
Sales	7 799 020	8 482 085	108.8
Operating profit	1 771 713	1 889 180	106.6
EBITDA	2 832 633	3 105 925	109.6
Profit for the period	1 358 676	1 361 239	100.2

In 2008 the company, in comparison to 2007, increased its revenues, which is related to an increase in the customer base by 1 019 thousand persons. At the end of 2008 the customer base exceeded 14 474 thousand.
On 28 March 2008 the Ordinary General Shareholders' Meeting of Polkomtel S.A. resolved to distribute profit for 2007, pursuant to which the amount of PLN 1 248 245 thousand was allocated as a shareholder dividend. Of this amount, based on a resolution of the Supervisory Board of the company, in December 2007 an interim dividend payment of PLN 315 700 thousand was made to shareholders. The remainder, PLN 932 545 thousand, was paid in two instalments: PLN 466 170 thousand in May 2008, and PLN 466 375 thousand in November 2008. KGHM Polska Miedź S.A. received a total dividend for 2007 of PLN 244 764 thousand, proportionally to its shareholding in the company.
In 2008 proceedings were concluded in the dispute respecting the „Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." entered into on 10 March 2006 between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, which had been contested by Vodafone Americas Inc. Details of this agreement were described in the current report dated 10 March 2006 and in the annual report for 2005.
On 25 March 2008 the International Court of Arbitration in Vienna issued a so-called partial verdict, followed on 6 November 2008 by a final verdict in the matter of the claim filed on 10 March 2006 by Vodafone Americas Inc. at the International Court of Arbitration of the Federal Chamber of Commerce in Vienna. In the statement of its claims, Vodafone Americas Inc. had challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders.
In these verdicts the Court of Arbitration dismissed all claims of Vodafone Americas Inc. which could have blocked acquisition by the Polish shareholders of Polkomtel S.A. of the respective portion of the shares of this company held by TDC A/S. This favourable decision for KGHM Polska Miedź S.A. confirmed the validity of the Agreement dated 10 March 2006 on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A.
As a result of these verdicts, on 21 November 2008 the District Court in Warsaw issued a decision on cancellation of the prior decision of the Court dated 24 February 2006 prohibiting, among others, sale of the shares of Polkomtel S.A held by TDC A/S. Once this decision became legally binding, the condition precedent of the "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." dated 10 March 2006 was met.
In an agreement signed on 19 November 2008, all of the shareholders of Polkomtel S.A. consented to the purchase by Vodafone Americas Inc. of shares in Polkomtel S.A. from TDC A/S, to which it was entitled, via another member of the Vodafone Group. Pursuant to this Agreement, Vodafone Americas Inc. committed to submit a request to the District Court in Warsaw respecting lifting of the injunction on the shares of Polkomtel S.A. held by TDC A/S, which was imposed by a decision of the Court dated 24 February 2006 prohibiting TDC A/S from selling such shares. Once the decision of the District Court in Warsaw became legally binding, the Agreement respecting the sale of the shares of Polkomtel S.A. was able to be realised.
Finally, on 18 December 2008 KGHM Polska Miedź S.A. purchased 980 486 ordinary registered shares in Polkomtel S.A., with a nominal value of PLN 100 each, representing approx. 4.78% of the share capital of Polkomtel S.A. As a result of this transaction, the percentage ownership of KGHM Polska Miedź S.A. in the share capital of this company changed from 19.61% to 24.39%.

DIALOG S.A.

The KGHM Polska Miedź S.A. Group has prepared consolidated financial statements in accordance with IFRS since 1 January 2005. DIALOG S.A. has kept accounts and prepared financial statements in accordance with IFRS since 1 January 2008. At the moment of transition of the Group to IFRS, a given level of significance was assumed in making adjustments adapting the financial statements of subsidiaries to the principles of IFRS, which vary from the level of significance assumed for the transition of the accounts of DIALOG S.A. to IFRS. The effect of assuming other levels of significance caused a difference between the equity of DIALOG S.A. at 1 January 2008 and the equity of this company established for the consolidated financial statements of the KGHM Polska Miedź S.A. Group in the amount of PLN 5 086 thousand. Due to its low level of significance in the consolidated financial statements, this amount decreased the financial result of the current period.

Table 8. *Financial data of DIALOG S.A* ('000 PLN)*

	2007	2008**	Change 2007=100
Sales	496 042	548 034	110.5
Operating profit/(loss)	17 152	(305 406)	x
EBITDA	119 022	***76 301	64.1
Profit/(loss) for the period	63 372	(292 139)	x

* *included in the consolidated financial statements of KGHM Polska Miedź S.A.*
** *preliminary data, not verified by Auditor*
*** *EBITDA (EBIT adjusted by depreciation/amortisation and impairment)*

In 2008 the company recorded a loss on operating activities, mainly due to remeasurement of the company's assets, including an impairment loss on property, plant and equipment (IAS 36) of PLN 268 270 thousand.

In 2008 DIALOG S.A continued its strategy aimed at successively increasing the customer base, in both voice and internet services, leading to consistent growth in the company's revenues.

Thanks to its investments and its active search for new customers, DIALOG S.A. broke the general market trend away from fixed-line telephony, and despite strong competition from mobile operators there was an increase in the number of customers using voice services based on its own network. At the end of 2008 the company had 417.2 thousand ringing lines within its network.

Simultaneously the company increased the number of customers using services based on the Telekomunikacja Polska S.A. network by 83% during the analysed period, as compared to 2007. At the end of 2008 the company had 162.1 thousand active WLR customers.

DIALOG S.A. is dynamically expanding its base of internet customers, in particular with respect to broadband internet access. At the end of 2008 the company had 136.8 thousand internet customers, including 8.6 thousand BSA service users, meaning a change respectively by 120% and 412% (2007 = 100%).

In February 2008 DIALOG S.A. commenced sales of DIALOGmedia services, comprising digital television, video on demand, broadband internet and fixed-line telephony. At the end of 2008 the number of DIALOGmedia customers amounted to 3 500.

During the year the company also worked on introducing a new product – MVNO – thanks to which it will be offering mobile services as a so-called virtual operator. From August 2008 to January 2009 it has been testing the technical platform and services of MVNO. The company assumes implementation of this project and the commercial commencement of these services in 2009.

On 6 November 2008 DIALOG S.A. acquired 6 150 shares of PETROTEL Sp. z o.o. with a nominal value of PLN 1 000 per share, representing 75 % of the share capital of this company, based on a contingent agreement for the acquisition of shares dated 22 September 2008 entered into between PKN ORLEN S.A. and DIALOG S.A. Based on this contingent agreement, DIALOG S.A. presented an offer to the minority shareholders to acquire the remaining 2 050 shares, representing 25 % of the share capital of PETROTEL Sp. z o.o. At the turn of 2008/2009 DIALOG S.A. purchased 2 014 shares from these minority shareholders with a nominal value of PLN 1 000 per share, as a result of which the ownership percentage of DIALOG S.A. in the share capital of PETROTEL Sp. z o.o. increased to 99.56%. Simultaneously DIALOG S.A. became the owner of a modern telecommunications infrastructure valued at approx. PLN 40 million, which is currently being used by over 20 thousand fixed-line telephony customers and 10 thousand internet users in the region of Płock and its vicinity.

On 24 September 2008 the Management Board of Vivid.pl S.A., 100% owned by DIALOG S.A., submitted an application on the bankruptcy of the company. This bankruptcy was announced by the court on 29 September 2008. Vivid.pl S.A. generated losses and required regular capital injections, while its liabilities exceeded the value of the company's assets, both in respect of the owner and the company's customers.

On 4 April 2008 court registration took place of a decrease in the share capital of DIALOG S.A. by PLN 1 469 850 thousand, which was described on page 15 of this Report.

2.8. Research and development

The highest research and development expenditures in the Group in 2008 were incurred by the Parent Entity. They were financed primarily by the internal funds of KGHM Polska Miedź S.A., and in certain cases through the use of public funds.
Expenditures by KGHM Polska Miedź S.A. on R&D projects in 2008 amounted to PLN 5 886 thousand and were at a similar level to those in 2007. R&D work in the Parent Entity was closely connected to the company's strategy and was aimed at:

- development and expansion of the core business,
- diversifying activities, and
- supporting the development of KGHM Polska Miedź S.A.

Apart from research conducted at its own initiative, KGHM Polska Miedź S.A. participated in realisation of the integrated project „BioMinE", as part of the 6th framework program of the European Union, consisting of research into the use of bioleaching for the recovery of useful metals from copper ore, concentrates and floatation tailings.
Another permanent part of the innovation process is expenditures on feasibility studies and analysis in the research process (academic-technical expertise), on which PLN 11 959 thousand was spent in 2008.

The main areas of research with respect to technological innovation in future years in mining will include:
- new methods for researching copper ore deposits and forecasting and managing the occurrence of associated and co-associated metals,
- optimalisation of existing applied technology for selected deposits and searching for new solutions in this regard for mining thin and/or thick deposits,
- improving safety during mining operations under conditions of associated threats,
- optimalisation of processing in terms of an increasing number of recovered useful elements and reducing costs,
- searching for possibilities to reduce production costs, improve the use of machinery and equipment and the consumption of materials and energy,
- research into technically and economically justified technologies enabling a reduction in the amount of stored waste using the hydrotechnical method,
- ensuring the safe operation of the Żelazny Most tailings pond,

and in smelting:
- research into the usefulness of new technological solutions for the smelters of KGHM Polska Miedź S.A., in order to reduce processing costs,
- minimalisation of the company's environmental impact, including through the management of Pb and As which degrade the efficiency of smelter processes,
- searching for possibilities to manufacture new products.

Amongst the remaining entities of the Group, important research and development work was realised by the following entities:

DIALOG S.A.

In 2008 DIALOG S.A. performed R&D work related to preparations for the introduction of new services: internet television (IPTV) and mobile television using an external operator's infrastructure (MVNO). Total expenditures in this regard amounted to PLN 1 590 thousand.

IPTV internet television services, representing one of the strategic projects aimed at ensuring the permanent growth and competitive advantage of the company in the future (this service was commercially initiated in February 2008). Internet television services are significant from the point of view of growth of the fixed-line telephony services platform in order to minimise the tendency of customers to switch over from fixed lines to mobile phones. The expenditures allocated to R&D work on IPTV in 2008 amounted to PLN 287 thousand.

MVNO mobile telephony services are a second strategic project realised in 2008. In August 2008 multilevel technical tests began on the MVNO platforms and services, which were concluded in January 2009. Expenditures related to MVNO which were recognised under R&D work in 2008 amounted to PLN 1 303 thousand.

INOVA Sp. z o.o.

The company spent PLN 479 thousand on R&D work. This work involved the development of a new range of transformer stations.

KGHM Ecoren S.A.

In 2008 the company spent around PLN 214 thousand on R&D work. The most important work includes:
- R&D work titled „Technology for the recovery of thallium or the management of waste containing thallium" to assist the management of waste from the Legnica smelter lead refinery,
- R&D work titled „Molybdenum mass balance in the copper smelter production lines of KGHM Polska Miedź S.A.",
- development work on the use of electric furnace slag for the production of road building material and pre-fabricated construction materials; the result of this work was the development of technology for the production of crushed material from electric furnace slag,
- R&D work titled „Research into the utility of tailings waste from the copper ore floatation process in KGHM Polska Miedź S.A. for the production of hydraulic binders",
- R&D work titled „Possibilities of utilising waste slag from the electric furnace of the Głogów II smelter as a raw material in the production of casting materials".

2.9. Changes in organisation and management in the Group

In 2008 changes were made to the compositions of company bodies. The number of members of management boards was reduced to the minimum necessary to ensure their proper functioning.

In addition the following events took place in the Group with respect to organisation and management:

- the assumption by DIALOG S.A. from the subsidiary AVISTA MEDIA Sp. z o.o. of authority over the management, maintenance and development of the IPTV platforms (internet television),
- the creation by KGHM Ecoren S.A. – based on the assets of the subsidiary WFP Hefra S.A. – of a Galvanisation Division,
- with respect to IT systems: in the companies ZANAM-LEGMET Sp. z o.o. and „Energetyka" sp. z o.o. the integrated IT system Microsoft Dynamice AX was implemented; in PeBeKa S.A. the integrated IT system SAP was implemented for the servicing of business processes.

In 2008 work was performed in Group companies with respect to the implementation of an information security management system.

3. Financial position

3.1. Entities consolidated

KGHM Polska Miedź S.A. – as the Parent Entity of the Group, fully consolidated 26 subsidiaries, and accounted for the shares of the associate Polkomtel S.A. using the equity method.

Table 9. *Subsidiaries consolidated at 31 December 2008*

Item	COMPANY	Percentage of share capital owned	Share capital	
1	2	4	3	
1.	KGHM Ecoren S.A.	100.00%	213 322	'000 PLN
2.	DIALOG S.A.	100.00%	489 950	'000 PLN
3.	"Energetyka" sp. z o.o.	100.00%	248 793	'000 PLN
4.	PeBeKa S.A.	100.00%	64 638	'000 PLN
5.	POL-MIEDŹ TRANS Sp. z o.o.	100.00%	140 418	'000 PLN
6.	KGHM Metraco S.A.	100.00%	2 545	'000 PLN
7.	PHP „MERCUS" sp. z o.o.	100.00%	10 733	'000 PLN
8.	CBJ sp. z o.o.	100.00%	2 918	'000 PLN
9.	KGHM CUPRUM sp. z o.o. - CBR	100.00%	8 507	'000 PLN
10.	„MCZ" S.A.	100.00%	52 218	'000 PLN
11.	Zagłębie Lubin S.A.	100.00%	113 689	'000 PLN
12.	ZANAM-LEGMET Sp. z o.o.	100.00%	35 970	'000 PLN
13.	INOVA Spółka z o.o.	100.00%	6 600	'000 PLN
14.	PHU „Lubinpex" Sp. z o.o.	100.00%	4 225	'000 PLN
15.	PMT Linie Kolejowe Sp. z o.o.	100.00%	100	'000 PLN
16.	AVISTA MEDIA Sp. z o.o.	100.00%	10 000	'000 PLN
17.	KGHM Polish Copper Ltd.	100.00%	2 000	'000 GBP
18.	KGHM Kupferhandelsges. m.b.H.	100.00%	254	'000 USD
19.	KGHM CONGO S.P.R.L.	99.98%	17 150	'000 EUR
20.	WFP Hefra S.A.	97.52%	3 525	'000 PLN
21.	WM "ŁABĘDY" S.A.	88.92%	54 704	'000 PLN
22.	KGHM LETIA S.A.	85.45%	27 428	'000 PLN
23.	PETROTEL Sp. z o.o.	75.06%	8 200	'000 PLN
24.	INTERFERIE S.A.	65.67%	72 821	'000 PLN
25.	WMN Sp. z o.o.	84.37%	43 194	'000 PLN
26.	DKE Spółka z o.o.	50.33%	765	'000 PLN

3.2. Balance sheet: assets

The structure of the assets of the KGHM Polska Miedź S.A. Group is dominated by the assets of the Parent Entity.

Table 10. *Consolidated balance sheet – Assets ('000 PLN)*

ASSETS	31 December 2007	31 December 2008	Structure %	Change 2007=100
1	2	3	4	5
Non-current assets	**7 932 257**	**9 113 159**	**60.8**	**114.9**
Property, plant and equipment	6 614 352	7 136 307	47.6	107.9
Intangible assets	119 231	151 581	1.0	127.1
Investment property	16 517	18 083	0.1	109.5
Investments in associates	690 096	1 498 116	10.0	x2.2
Deferred tax assets	320 506	188 992	1.3	59.0
Available-for-sale financial assets	47 155	31 213	0.2	66.2
Held-to-maturity investments	43 934	59 592	0.4	135.6
Derivative financial instruments	33 395	6 501	0.0	19.5
Trade and other receiveables	47 071	22 774	0.2	48.4
Current assets	**5 570 957**	**5 856 959**	**39.0**	**105.1**
Inventories	1 744 495	1 608 369	10.7	92.2
Trade and other receiveables	925 367	1 469 959	9.8	158.9
Current corporate tax receivables	7 377	1 741	0.0	23.6
Derivative financial instruments	81 622	711 127	4.7	x8.7
Cash and cash equivalents	2 812 096	2 065 763	13.8	73.5
Non-current assets held for sale	**184**	**29 987**	**0.2**	**x163**
TOTAL ASSETS	**13 503 398**	**15 000 105**	**100.0**	**111.1**

Property, plant and equipment was the largest item in assets. At the end of 2008 they represented 48% of total assets. Their value increased during the year by PLN 521 955 thousand, mainly due to the investment program realised by the Parent Entity. Capital expenditures incurred by KGHM Polska Miedź S.A. in 2008 amounted to PLN 1 139 875 thousand and were twice that of depreciation/amortisation. Most of these expenditures were related to replacement. The most important tasks realised involved the replacement of mine machinery, continued work on the SW4 shaft, and continued development of drift tunnels to access the Głogów Głęboki deposit.

Significant investments realised by other Group companies include modernisation of a sport stadium by Zagłębie Lubin S.A., with expenditures of PLN 65 936 thousand incurred in 2008.

In non-current assets, the largest increase was recorded by investments in associates. Their value increased due to the acquisition by KGHM Polska Miedź S.A. of a block of 4.78 % of the shares of Polkomtel S.A., for PLN 726 391 thousand.

The largest item in current assets is cash and cash equivalents. Around 90% of this amount represent bank deposits with a maturity of up to 3 months. The value of cash and cash equivalents decreased in 2008 by PLN 746 333 thousand, mainly due to the payment of a shareholder dividend by the Parent Entity in the amount of PLN 1 800 000 thousand.

Among current assets the largest increase, by almost 9 times, was recorded in derivative financial instruments. At the end of 2008 they were measured at PLN 711 127 thousand. These are mainly copper price hedging instruments.

An important item, and the second in terms of increase, among current assets was current receivables. Around 50 % of this amount represent trade receivables. The value of receivables increased during the year by PLN 544 592 thousand, mainly with respect to unsettled derivative instruments in the Parent Entity (an increase by PLN 278 269 thousand) and non-financial receivables due to taxation and other benefits (an increase by PLN 220 423 thousand).

3.3. Balance sheet: equity and liabilities

Table 11. *Consolidated balance sheet – Equity and liabilities ('000 PLN)*

EQUITY AND LIABILITIES	31 December 2007	31 December 2008	Structure %	Change 2007=100
1	2	3	4	5
EQUITY	**9 501 609**	**10 982 865**	**73.2**	**115.6**
Share capital	2 000 000	2 000 000	13.3	100.0
Other reserves	13 118	517 456	3.4	x39.4
Retained earnings	7 440 870	8 407 049	56.0	113.0
Equity attributable to shareholders of the Parent Entity	**9 453 988**	**10 924 505**	**72.8**	**115.6**
Minority interest	**47 621**	**58 360**	**0.4**	**122.6**
Non-current liabilities	**1 710 812**	**1 849 264**	**12.3**	**108.1**
Trade and other payables	24 762	44 289	0,3	178.9
Borrowings and finance lease liabilities	162 909	98 055	0.7	60.2
Derivative financial instruments	3 087	-	-	x
Deferred tax liabilities	29 804	68 182	0.5	x2.3
Liabilities due to employee benefits	919 923	1 039 423	6.9	113.0
Provisions for other liabilities and charges	570 327	599 315	4.0	105.1
Current liabilities	**2 290 977**	**2 167 976**	**14.5**	**94.6**
Trade and other payables	1 646 406	1 756 752	11.7	106.7
Borrowings and finance lease liabilities	113 201	192 923	1.3	170.4
Current corporate tax liabilities	343 377	65 952	0.4	19.2
Derivative financial instruments	14 335	4 930	0.0	34.4
Liabilities due to employee benefits	77 402	83 531	0.6	107.9
Provisions for other liabilities and charges	96 256	63 888	0.4	66.4
TOTAL LIABILITIES	**4 001 789**	**4 017 240**	**26.8**	**100.4**
TOTAL EQUITY AND LIABILITIES	**13 503 398**	**15 000 105**	**100.0**	**111.1**

In 2008 the share of equity in the structure of equity and liabilities increased by 3 %. Their value during the year increased by PLN 1 481 256 thousand.

Equity was impacted by:

- an increase in the revaluation reserve on cash flow hedging financial instruments and on available-for-sale financial assets by PLN 504 338 thousand,
- the profit for 2008 of PLN 2 765 866 thousand,
- payment of the dividend for 2007 by the Parent Entity of PLN 1 800 000 thousand.

Total liabilities at the end of 2008 did not substantially change in comparison to the prior period. The largest item was current trade and other payables, as follows:
- trade payables – PLN 766 585 thousand,
- other payables – PLN 990 167 thousand,
  of which: taxation and social insurance, PLN 264 678 thousand; accruals, PLN 329 157 thousand, mainly respecting the annual bonus in the Parent Entity.

A significant item in non-current liabilities is the liability due to employee benefits in the amount of PLN 1 039 423 thousand, which includes the coal equivalent payment, jubilee bonuses and retirement and disability benefits.

Liabilities due to borrowings increased in 2008 by 4.4 %. The largest item within borrowings is the borrowing of the subsidiary DIALOG S.A. in the amount of PLN 130 652 thousand (at the end of 2007, PLN 141 081 thousand).

3.4. Income statement

Table 12. *Consolidated income statement ('000 PLN)*

INCOME STATEMENT	2007	2008	Change 2007=100
1	2	3	4
Sales	13 494 128	12 674 885	93.8
Costs of sales	(7 578 224)	(8 489 581)	112.0
Gross profit	**5 915 904**	**4 165 304**	**70.4**
Selling costs	(210 044)	(225 540)	107.4
Administrative expenses	(737 874)	(778 127)	105.5
Other operating income	1 305 377	1 043 759	80.0
Other operating costs	(1 746 410)	(1 019 034)	58.4
Operating profit	**4 526 953**	**3 186 362**	**70.4**
Finance costs - net	(35 159)	(57 494)	163.5
Share in profits of associates accounted for using the equity method	265 093	267 579	100.9
Profit before income tax	**4 756 887**	**3 396 447**	**71.4**
Income tax expense	(821 371)	(630 581)	76.8
Profit for the period	**3 935 516**	**2 765 866**	**70.3**
attributable to:			
shareholders of the Parent Entity	3 934 559	2 766 179	70.3
minority interest	957	(313)	(32.7)
Earnings per share attributable to shareholders of the Parent Entity during the year *(PLN per share)*			
- basic	**19.67**	**13.83**	**70.3**
- diluted	**19.67**	**13.83**	**70.3**

The decrease in gross profit for 2008 is due to the decrease in revenues alongside higher costs.

The sales revenues of the Group in 2008 were lower compared to those in 2007 by PLN 839 243 thousand. This was mainly due to the strengthening of the PLN and the decrease in copper prices.

Costs of sales increased during the analysed period by PLN 911 357 thousand. This increase was mainly in respect of external services (an increase by PLN 444 334 thousand) and the impairment of fixed assets (an increase by PLN 282 577 thousand).

The impairment of property, plant and equipment is mainly in respect of the subsidiary DIALOG S.A. At 31 December 2008 impairment losses on property, plant and equipment in DIALOG S.A., recognised on the basis of tests for impairment performed in 2005 and on impairment recognised in the years 2006-2008 due to the withdrawal from use of MGW and DECT radio equipment and the write-off of unrealised project documentation, amounted to PLN 449 451 thousand (at 31 December 2007 respectively, PLN 185 950 thousand).

Other operating activities did not affect a change of the financial result.

The share in profit of associates valued by the equity method caused an increase in profit for the period of PLN 267 579 thousand.

Finally, profit for 2008 decreased versus the prior year by 30 %, i.e. by PLN 1 169 650 thousand.

Table 13. *Structure of the profit for the period of the KGHM Polska Miedź S.A. Group ('000 PLN)*

Name of entity	Profit for 2008
KGHM Polska Miedź S.A.	**2 920 378**
subsidiaries	**(247 518)**
of which:	
- KGHM Ecoren S.A.	24 126
- KGHM Metraco S.A.	9 726
- DFM ZANAM-LEGMET Sp. z o.o.	5 113
- POL-MIEDŹ TRANS Sp. z o.o.	7 719
- CBJ sp. z o.o.	2 744
- PHP „MERCUS" sp. z o.o.	4 381
- Zagłębie Lubin S.A.	(11 046)
- DIALOG S.A.	(292 139)
Associates - attributable to the Group	**267 579**
of which:	
- Polkomtel S.A.	267 579
Consolidation adjustment	(174 260)
Profit for the period attributable to shareholders of the Parent Entity	**2 766 179**

3.5. Structure of Group sales

The largest share in Group sales is held by the segment of activities which involve the extraction and processing of copper and precious metals, the production of non-ferrous metals, trade and copper promotion.
A significantly lower amount of sales is generated by the segment of telecom and IT services.

Diagram 3. *Sales by segment in 2008*


90%
Copper and precious metals, other smelter products
Telecom and IT services
6%
Other
4%

3.6. Sales markets – geographical structure

The largest portion, i.e. 35 %, of revenues from the sale of products, goods for resale and services achieved by the KGHM Polska Miedź S.A. Group, comes from the domestic market. The largest foreign recipients of the products, goods for resale and services offered by the Group are Germany at 11 % and the Czech Republic at 7%.

Diagram 4. *Sales by market in 2008*


China
10%
Austria
2%
Hungary
1%
Czech Republic
7%
France
6%
United Kingdom
8%
Germany
11%
Other countries
20%
Poland
35%

During the analysed period, in comparison to the sales structure in 2007, the following were clearly significant:

- a decrease in sales on the Polish market from 42 % to 35 %,
- a decrease in sales on the German market from 19 % to 11 %.

3.7. Financial ratios of the KGHM Polska Miedź S.A. Group

Basic ratios describing the economic activities of the Group are presented below:

Table 14. *Financial ratios*

Ratios	31 December 2007	31 December 2008
1. Liquidity ratios		
- quick liquidity (multiple)	1.7	2.0
- current liquidity (multiple)	2.4	2.7
2. Profitability ratios		
- ROA - return on assets (%)	29.1	18.4
- ROE - return on equity (%)	41.4	25.2
3. Equity and liabilities ratios		
- debt ratio (%)	29.6	26.8
- durability of financing structure ratio (%)	83.0	85.5

Liquidity ratios show the relationship of current assets, or their more liquid part, to current liabilities. The increase in the liquidity ratios was mainly due to an increase in current assets by 5% alongside a decrease in current liabilities by 5%.

The decrease in the profitability ratios was due to the decrease in profit for the period by 30% and the increase in total assets by 11%.

The decrease in the debt ratio was due to an increase in the share of equity in the structure of equity and liabilities by 3 %.

The increase in equity also led to an improvement in the durability of the financing structure.

3.8. Risk management

The KGHM Polska Miedź S.A. Group is exposed to the following types of financial risk:
- market risk,
- liquidity risk, and
- credit risk.

The main goal of risk management is to minimise variability in profit before taxation, increase the probability of achieving budget plans, keep the companies in a good financial condition and support the process of undertaking strategic decisions as respects investments, with due regard to the sources for financing such investments.

The Group identifies the following main market risks to which it is exposed:
- the commodity risk,
- the currency risk, and
- the interest rate risk.

The KGHM Polska Miedź S.A. Group actively manages that risk to which it is exposed. The main technique applied in managing market risk is the use of hedging strategies with derivative instruments. Natural hedging is also used.

The following types of instruments are used:
- swaps,
- forwards and futures,
- options, and
- structures combining the above instruments.

At the balance sheet date the Group did not possess interest rate risk hedging instruments.

Risk management in the Parent Entity

In 2008 copper price hedging strategies represented approx. 35% (in 2007 25%) of sales of this metal realised by the Parent Entity. In the case of silver sales they amounted to approx. 32% (in 2007 6%). In the case of the currency market, hedged revenues from sales represented approx. 11% (in 2007 10%) of total revenues from sales realised by the Parent Entity.

In 2008 KGHM Polska Miedź S.A. implemented copper price hedging strategies of a total volume of 99 thousand tonnes and a maturity falling in the fourth quarter of 2008 and the first half of 2009. The Parent Entity made use of options. Additionally, during this period the Parent Entity implemented adjustment hedge transactions of a total volume of 24.8 thousand tonnes and a maturity falling in 2008 and 2009. In the case of the silver market, during the analysed period no strategies were implemented to hedge the price of this metal.

In 2008 adjustment hedge transactions were implemented on the silver market of a total volume of 643 thousand troz and a maturity falling in January 2008.

In the case of the forward currency market, in 2008 the Parent Entity implemented strategies hedging the USD/PLN rate for an amount of USD 1 374 million and a time horizon falling in the fourth quarter of 2008 and in 2009. KGHM Polska Miedź S.A. made use of options. During the analysed period there were no adjustment hedge transactions implemented on the currency market.

The Parent Entity remains hedged for a portion of copper sales planned in the first half of 2009 (63 thousand t), for a portion of silver sales planned in 2009 (9.6 million troz). With respect to revenues from sales (currency market) the Parent Entity holds a hedged position in 2009 of USD 924 million.

Risk management in the other companies of the KGHM Polska Miedź S.A. Group

Metraco S.A.

Metraco S.A. is exposed to currency risk related to changes in exchange rates of currencies such as the EUR and USD. The company's core business is performed on the domestic market (79% of total sales realised in 2008), however, due to the significant impact of exchange differences generated on export-related financial operations (12% of total sales realised in 2008), these settlements are hedged by entering into forward transactions. The company does not apply hedge accounting. The derivative instruments used by the company are measured at fair value. The gains and losses generated by changes in the fair value of hedged positions and hedging instruments are recognised directly in profit or loss for the given financial period. The result on hedging transactions in 2008 amounts to PLN 4 017 thousand.

KGHM Ecoren S.A.

The company is an exporter of ammonium perrhenate. By entering into currency transactions with foreign customers, it is exposed to negative exchange rate fluctuations. In accordance with company regulations, i.e. the procedure for hedging the transactions of KGHM Ecoren S.A. against currency risk, since the start of 2008 the company has begun to enter into hedging transactions. The result on hedging instruments in 2008 was PLN (2 105) thousand.

Impact of derivative instruments on the balance sheet of the Group

At 31 December 2008, the fair value of open positions in derivative instruments amounted to PLN 712 698 thousand, of which financial assets represented PLN 717 628 thousand, and financial liabilities PLN 4 930 thousand.

Derivative instruments with a settlement date of 5 January 2009 were measured at fair value and were accounted for under trade and other receivables as receivables due to unsettled derivative instruments, or under trade and other payables as a liability due to unsettled derivative instruments.

The fair value of these instruments is as follows:

- PLN 287 146 thousand accounted for as a receivable due to unsettled derivative instruments,
- PLN 35 395 thousand accounted for as a liability due to unsettled derivative instruments.

Impact of derivative instruments on the financial result and equity of the Group

In 2008 the result on derivative instruments amounted to PLN 367 596 thousand. The effective part of the amount from the measurement of hedging instruments transferred from equity to profit or loss in the financial period amounted to PLN 579 991 thousand. Other operating costs due to the measurement of derivative instruments amounted to PLN (113 733) thousand, and costs due to the realisation of derivative instruments amounted to PLN (81 191) thousand. The adjustment of other operating income and costs due to the measurement of derivative instruments is mainly due to changes in the time value of options which are settled in future periods. Due to the hedge accounting principles applied, the change in the time value of options is not transferred to the revaluation reserve.

3.9. Forecast financial situation of the Group

Forecasts of the Group results are not prepared. The projected results of the Parent Entity are prepared and published. On 23 February 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the Budget for 2009. The basis for preparation of the Budget were the preliminary results for 2008 and the assumptions contained in specific operating plans. The accepted Budget assumes the achievement in 2009 of revenues from sales in the amount of PLN 7 048 million and profit for 2009 of PLN 488 million.

<u>Important assumptions of the forecast</u>

Macroeconomic factors:

- average annual electrolytic copper price of 3 200 USD/t,
- average annual metallic silver price of 10.00 USD/troz (322 USD/kg),
- average annual exchange rate of 2.90 PLN/USD.

Internal factors:

- electrolytic copper production of 512 thousand t, including 98 thousand t from external copper-bearing materials,
- metallic silver production of 1 125 t,
- total unit cost of electrolytic copper production of 10 466 PLN/t,
- capital expenditure of PLN 1 235 million,
- equity investments of PLN 939 million.

The macroeconomic assumptions used result from the assumed weakness in the metals market, alongside cautious assumptions with respect to the PLN exchange rate.

The expected decrease in electrolytic copper production is mainly due to the planned maintenance halt in the Głogów smelter and a lower volume of external copper-bearing materials.
The decrease in the level of total planned unit copper production cost in 2009 (10 466 PLN/t Cu) results mainly from the lower cost of external copper-bearing materials.

The investment program assumed in the Budget is aimed at realisation of the following goals:

- replacing worn-out assets and maintaining production over the long term from domestic resources (the technical infrastructure of new mining regions),
- improving productivity through realisation of projects resulting in reducing core business costs,
- additional revenues from new production.

The main element in planned equity investments is the acquisition of a foreign mine, in order to expand the resource base of KGHM Polska Miedź S.A., along with investments in the power sector.
In addition, the Budget for 2009 includes undertaking of ad hoc actions aimed at reducing costs and increasing productivity. The Budget assumes the realisation of programs, begun in 2008, for reducing costs and increasing productivity in the main operating areas of the Company and Group. One of these is the program to centralise purchasing throughout the Group, which it is cautiously expected should in 2009 bring about savings on the order of at least PLN 200 million.

Due to the assumptions of the investment program and the anticipated global economic weakness, the Budget for 2009 assumes leaving all the profit for 2008 in the company. During the period whilst economic conditions were positive, KGHM Polska Miedź S.A. paid an above-average dividend to its shareholders - altogether PLN 7.2 billion for the years 2005-2007, in accordance with the practice that extraordinary profits during the peak phase of the raw materials cycle are allocated to shareholders in the form of progressive dividends.

The final decision respecting the appropriation of profit of KGHM Polska Miedź S.A. for financial year 2008 will be made by the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.

The subsidiaries follow unified principles for budgeting and planning. The structure of annual budgets and five year plans is based on separate centers of responsibility. The plans of Group entities are evaluated based on their conformance with the Strategy of the Parent Entity and Group, from which in turn arise basic questions associated with the directions of equity investment, the development of specific areas of activities and with the dividend policy. A significant role in Group planning is played by the effective management of cash flow, the optimal financing of current activities, risk management and controlling costs.
Execution of these plans is continuously monitored by the supervisory boards of these entities as well as by the equity supervision unit of the Parent Entity. The KGHM Polska Miedź S.A. Group also applies unified reporting principles. The specific financial and economic condition of Group entities is evaluated on a quarterly basis, with monthly monitoring.
Planning and budgeting in Group entities is supported by the integrated IT systems which have been implemented in these companies.

3.10. Intentions of the Parent Entity as regards equity investments

The intentions of KGHM Polska Miedź S.A. as regards equity investments are mainly aimed at:

- investments in the areas considered by KGHM Polska Miedź S.A. as strategic - energy and mining,
- realisation of investments supporting the core business,

- the development and increased effectiveness of Group entities.
- actions aimed at simplification the Group structure,

The Management Board of KGHM Polska Miedź S.A. has declared that energy and mining are significant directions for investment. Investments in energy assets involve the search for new, alternative sources of energy. Investments in mining will involve the acquisition of shares in exploratory entities and mining assets in order to geographically diversify the activities of the company.

The actions of KGHM Polska Miedź S.A. related to supporting the core business assume the realisation of projects aimed at modernising the technology of copper extraction and processing and reducing production costs. In carrying out these strategic intentions, those subsidiaries which provide services to the Divisions of KGHM Polska Miedź S.A. have developed investment plans aimed at these aspects.

In 2009 PeBeKa S.A. carried out actions aimed at increasing productivity – increasing the range of services provided, related to realising preparatory mine work. Supporting this initiative is realisation of a program for the replacement of mining equipment, co-financed by KGHM Polska Miedź S.A.

In realising the strategy of increasing its value through investing in development-related areas, KGHM Polska Miedź S.A. also provides equity support to other investments by the entities of the Group, aimed at strengthening their positions in those sectors in which they operate. A significant part in the realisation of development-related investment plans will be played by POL-MIEDŹ TRANS Sp. z o.o., in which expenditures are planned for realising investments aimed at increasing its expertise in railway transport. KGHM Polska Miedź S.A. will allocate significant amounts towards this goal over the next five years.

Realising its strategy with respect to the local community, KGHM Polska Miedź S.A. provides equity support to investments of social importance. Support by KGHM Polska Miedź S.A. in 2009 will involve the purchase of modern medical equipment in MCZ S.A.

Tasks related to simplifying and improving the structure of the KGHM Polska Miedź S.A. Group over the next several years will involve disposing of some entities unrelated to the core business of KGHM Polska Miedź S.A. and assuming direct supervisory control over entities directly related to KGHM Ecoren S.A. which are significant for the functioning of the core business. The creation is assumed in 2009 of a special fund for the management of selected Group entities.

The financial results of KGHM Polska Miedź S.A. for 2008 enable the realisation of the approved equity investment plan. In order to realise investment projects the use of internal funds is assumed.

4. Corporate governance

In July 2007, the Supervisory Board of the Warsaw Stock Exchange resolved the principles of corporate governance for joint-stock companies that are issuers of shares, convertible bonds or bonds with priority rights admitted to exchange trading. These corporate governance principles as described in the document "Code of Best Practice for WSE Listed Companies" represent an annex to resolution nr 12/1170/2007 of the Supervisory Board dated 4 July 2007 and which came into force on 1 January 2008. The contents of this document are available on the official website of the Warsaw Stock Exchange under the section on corporate governance (www.corp-gov.gpw.pl), as well as on the website of KGHM Polska Miedź S.A. (www.kghm.pl) under the section on corporate governance.

KGHM Polska Miedź S.A., whose shares are listed on the Warsaw Stock Exchange, has made every effort to apply the corporate governance principles described in document „Code of Best Practice for WSE Listed Companies". The company has endeavoured at every stage of its operations to carry out all of the recommendations respecting best practice for listed companies as well as suggestions directed to management boards, supervisory boards and shareholders.
In order to realise a transparent and effective information policy, one ensuring rapid and secure access to information for shareholders, analysts and investors, the company made the broadest possible use of both traditional as well as modern technology for the distribution of information about the company (recommendation I.1 of the "Code of Best Practice for WSE Listed Companies"). The company decided not to comply with the recommended on-line transmission of general shareholders' meetings due to the lack of legal uniformity in this regard, but has registered these meetings and made them available on the company website in both Polish and English. The efforts of the company with regard to information policy were recognised by the Warsaw Stock Exchange. The company received a special award for best investor communications.

In accordance with principle II.1.5 of the "Code of Best Practice for WSE Listed Companies", the company should publish on its corporate website the received basis for proposed candidates for the Supervisory Board together with the professional CVs of the candidates. The experience of the company until now is that it has not received the required information from shareholders prior to its General Shareholders' Meetings, and therefore this information was not made available on the company's website. Until now candidates for the Supervisory Board have been presented at the General Shareholders' Meeting. The company makes every effort to ensure that the justifying data for the candidates is made publicly available prior to the Meeting.

4.1. General Shareholders' Meeting

The General Shareholders' Meeting of KGHM Polska Miedź S.A. is the company's highest body. It meets in either an ordinary or an extraordinary form, based on prevailing law, the Statutes of the company and the Regulations of the General Shareholders' Meeting. The company's corporate documents are available on its website.
The duties of the General Shareholders' Meeting include in particular:

- examining and approving the report of the Management Board on the company's activity and the financial statements, including the financial statements of the company's group, for the prior financial year,
- adopting resolutions on distribution of profits or coverage of losses,
- acknowledging fulfilment of duties performed by members of the bodies of the company,
- changing the subject of the company's activity,
- amending the company Statutes,
- increasing or decreasing the share capital,
- the manner and conditions for retiring shares,
- merging, splitting and transforming the company,
- dissolving and liquidating the company,
- issuing convertible bonds or senior bonds,
- consenting to the disposal and lease of an enterprise or of an organised part thereof, as well as the attachment of limited property rights to same,
- all decisions relating to claims for redress of damage suffered during the establishment of the company, or from management or supervisory activities,
- purchase of the company's own shares, which are to be offered to employees or persons who were employed by the company or by related companies for a period of at least three years,
- establishing principles of the remuneration of members of the Supervisory Board.

The schedule of work on organising the General Shareholders' Meetings of the company is planned in such a way as to ensure that the obligations towards shareholders are properly met and to enable them to execute their rights.

Changes in the company Statutes are made by the General Shareholders' Meeting in the manner and form prescribed by the Code of Commercial Companies, i.e. the introduction of changes to the company Statutes requires a resolution by the General Shareholders' Meeting and an entry in the National Court Register.

Shareholders and their rights

The shareholders of KGHM Polska Miedź S.A. exercise their rights in the manner and within the limits prescribed by prevailing law, the Statutes of the company and the Regulations of the General Shareholders' Meeting.

Shareholders are entitled to exercise their voting rights during General Shareholders' Meetings either personally or through a representative. Each share grants the right to one vote. There is no limitation to the transferral of ownership rights to the shares of the company or with respect to the execution of voting rights attached to the shares of the company, other than those generally prescribed by laws in force. The company has not issued securities which would grant special proprietary rights in respect of the company.

KGHM Polska Miedź S.A. has a depositary receipts program. The representative of the owners of GDRs at the General Shareholders' Meeting is the Depositary Bank, which executes its voting rights through its representative, in accordance with the instructions issued by the owners of the said GDRs and in accordance with the principles of the Depositary Agreement entered into with the company.

The ownership structure of KGHM Polska Miedź S.A. is presented on page 11 of this report.

4.2. Supervisory Board

The Supervisory Board of KGHM Polska Miedź S.A. is the permanent supervisory body of KGHM Polska Miedź S.A., in all of the company's functional areas. The Supervisory Board is comprised of 7 to 10 members, appointed by the General Shareholders' Meeting, of which 3 members are elected by the company's employees. The members of the Supervisory Board are appointed for a mutual term of office, which lasts three years. The Supervisory Board operates on the basis or prevailing law, the Statutes of the company and the Regulations of the Supervisory Board.

The changes in the composition of the Supervisory Board in 2008 are described on page 11 of this report.

Supervisory Board Committees

Under the auspices of the Supervisory Board are two committees: the Auditing Committee and the Remuneration Committee. These committees assist the Supervisory Board with respect to preparing evaluations and opinions and the taking of other actions aimed at decision-making by the Supervisory Board.

The Auditing Committee is responsible for supervision in the areas of financial reporting, the internal control system, risk management and internal and external audits. The Remuneration Committee is responsible for supervising the realisation of contracts signed with the Management Board, the remuneration system and benefits paid out in the company and Group, training and other benefits provided by the company, as well as audits performed by the Supervisory Board in this regard.
The rights, scope of action and manner of work of these Committees are described by regulations approved by the Supervisory Board. The specific duties and composition of the Committees are as follows:

Auditing Committee

In accordance with the Regulations of the Supervisory Board the duties of the Auditing Committee are as follows:

- supervision, on behalf of the Supervisory Board, of the process of financial reporting in the company, including the process of reporting to the Supervisory Board,

- analysis and/or evaluation of the accounting principles applied in the company,
- the review of transactions with parties related to the company, and of unusual transactions,
- the analysis and monitoring of post-control conclusions arising from the risk management process,
- conduct of the process of selecting independent auditors to audit the financial statements of the company in order to recommend their acceptance by the Supervisory Board, and participation in commercial negotiations prior to the company signing a contract with an auditor,
- continuous co-operation with the independent auditor of the company during the review, analysis and formulation of conclusions from the review and opinion of the auditor respecting the financial statements, the auditor's letter to the Management Board and/or Supervisory Board, and the preparation of draft statements and evaluations required by the by-laws for company bodies and other administrative institutions,
- providing an opinion on the internal auditing plan and the internal auditing regulations of the company, and of changes of the director of internal auditing,
- analysis of the conclusions reached and the recommendations made by an internal audit of the company, with monitoring of the degree of implementation of these recommendations by the Management Board of the company,
- the monitoring of decrees and company's regulations as regards accounting, finances and hedging against commercial and financial risks, and exposure of the company to serious harm.

On 1 January 2008 the Auditing Committee of the Supervisory Board of KGHM Polska Miedź S.A. comprised the following Members of the Supervisory Board:
- Leszek Hajdacki,
- Leszek Jakubów,
- Anna Mańk,
- Marcin Ślęzak.

Following the changes in the composition of the Supervisory Board, at 31 December 2008 the Auditing Committee of the Supervisory Board of KGHM Polska Miedź S.A. comprised the following Members of the Supervisory Board:
- Marcin Dyl,
- Marek Panfil,
- Marzenna Weresa.

Remuneration Committee

In accordance with the Regulations of the Supervisory Board the duties of the Remuneration Committee are as follows:
- to carry out the recruitment and employment of members of the Management Board by developing and organising draft documents and procedures to be submitted to the Supervisory Board for their acceptance,
- to develop draft agreements and samples of other documents related to the hiring of members of the Management Board, and supervision over the realisation of the contractual obligations entered into by the parties,
- to supervise realisation of the system of remuneration of the Management Board, in particular to prepare documents related to contingent pay and premiums, in order to submit recommended changes in remuneration to the Supervisory Board,
- to monitor and make periodic analyses of the remuneration system of the management staff of the company and, if necessary, to formulate recommendations to the Supervisory Board,
- to supervise realisation of additional benefits received by the Management Board arising from labour contracts, such as: insurance, automobiles, housing, etc.

On 1 January 2008 the Remuneration Committee of the Supervisory Board of KGHM Polska Miedź S.A. comprised the following Members of the Supervisory Board:
- Remigiusz Nowakowski,
- Stanisław Andrzej Potycz,
- Jerzy Żyżyński.

Following the changes in the composition of the Supervisory Board, at 31 December 2008 the Remuneration Committee of the Supervisory Board of KGHM Polska Miedź S.A. comprised the following Members of the Supervisory Board:
- Leszek Hajdacki,
- Arkadiusz Kawecki,
- Jacek Kuciński.

At the end of the year the Auditing and Remuneration Committees submit a report of their activities to the Supervisory Board. These reports, following approval by the Supervisory Board, are made available to shareholders in the materials for the General Shareholders' Meeting.

4.3. Management Board

The Management Board conducts the business of the company and represents it externally. The duties of the Management Board include all those matters pertaining to the functioning of the company which have not otherwise been assigned by law or the Statutes to the duties of other company bodies. The Management Board operates based on prevailing law, the Statutes of the company and the Regulations of the Management Board of KGHM Polska Miedź S.A. in Lubin. The authority of the Management Board to pass decisions on the issuance or redemption of shares is statutorily limited. In accordance with the Statutes of the company, any increase in share capital or issuance of shares or bonds requires the approval of the General Shareholders' Meeting. The Management Board of the company does not have the authority to increase the share capital or issue the shares of the company under conditions specified in art. 444-446 of the Code of Commercial Companies.

The Management Board is comprised of 1 to 7 persons appointed for a mutual term of office. The term of office of the Management Board lasts three years. The number of members of the Management Board is set by the Supervisory Board, which appoints and dismisses the President of the Management Board, and at his request appoints and dismisses the remaining members of the Management Board, including those serving as First Vice President and as the Vice Presidents of the Management Board. The Supervisory Board appoints and dismisses the employee-elected member of the Management Board.

The changes in the composition of the Management Board in 2008 and the segregation of duties are described on page 12 of this report.

4.4. Description of the basic characteristics of internal control and risk management systems with respect to the process of preparing financial statements and consolidated financial statements applied in the Group

KGHM Polska Miedź S.A.

KGHM Polska Miedź S.A. uses its many years of experience in the identification, documentation, record maintenance and control of economic operations, including in-depth audit and inspection procedures supported by modern information technology used in the registration, processing and presentation of economic and financial data.

In order to ensure truth and accuracy in the keeping of accounting records of KGHM Polska Miedź S.A. and subsidiaries of the Group, based on fixed principles, and the generation on their basis of high-quality financial data for presentation, the following has been introduced for continuous use:

- an Accounting Policy for KGHM Polska Miedź S.A. and the Group and a Sector Chart of Accounts, in accordance with International Financial Reporting Standards,
- Sector Principles of Balance Sheet Depreciation of Property, Plant and Equipment and Amortisation of Intangible Assets,
- Sector Inventorisation Instructions,

and in addition, for KGHM Polska Miedź S.A.:

- Principles for Financial Management and for an Economic System,
- Documentation for an IT system for the processing of accounting data,

as well as a variety of internal procedures respecting systems for the control and evaluation of risk arising from the activities of the company and the Group, along with the established scope and principles of financial reporting based on International Financial Reporting Standards and other legal standards.

KGHM Polska Miedź S.A. keeps accounting records in an integrated IT system. The modular structure of this system ensures a transparent segregation of duties, uniformity of accounting records and control between ledgers: special purpose ledger, general ledger and subledgers. Access to this data at various levels and in various units is available via a well-developed reporting system. The company and its subsidiaries continuously adapts the IT information system to changing accounting principles or other legal standards, thanks to the high operational flexibility available to the IT system modules. The technical servicing of the system is ensured by the highly-experienced specialists employed by the company. KGHM Polska Miedź S.A. has full technical documentation of the system, both in the part meant for end-users, as well as in the configuration for setting the parameters of the system and calculation algorithms. In accordance with article 10 of the Accounting Act dated 29 September 1994, documentation of the IT accounting system is periodically updated and confirmed by the head of the units, i.e. the Management Board of the company and management boards of subsidiaries.

The company has introduced organisational and systemic solutions with respect to ensuring the proper use and protection of systems and data, as well as secure access to data and hardware. Access to the resources of the financial and accounting system and financial reporting – separate and consolidated is limited to the respective entitlements of authorised employees solely with respect to the duties which they carry out. Control over this access is carried out at each stage of financial statements preparation, beginning with the entering of source data, through the processing of data, to the generation of output information.

One of the primary elements of control as respects the preparation of separate and consolidated financial statements of KGHM Polska Miedź S.A. is the verification of financial statements of the company and financial statements of subsidiaries by certified auditors. The tasks of the auditors include in particular: review of the half-year financial statements and preliminary audit and final audit of the annual financial statements. Selection of the certified auditor in the key companies of the Group is carried out from amongst renowned auditing firms, guaranteeing high standards of services and the required level of independence. In KGHM the selection of the certified auditor is carried out by the Supervisory Board, and in subsidiaries by Supervisory Boards and General Shareholders' Meetings.

The body which supervises the process of financial reporting in KGHM and which cooperates with the independent auditor is the Auditing Committee, which is appointed by the Supervisory Board of the company. In addition, based on art. 4a of the Accounting Act dated 29 September 1994, the duties of the Supervisory Board include ensuring that the financial statements and the report on the activities of the company meet legal standards. The Supervisory Board is required to perform this duty as set out by the Code of Commercial

Companies and the Statutes of the company. This is the final stage in the verification and auditing process performed by the independent body, ensuring the truth and accuracy of the information presented in the separate financial statements and consolidated financial statements of KGHM Polska Miedź S.A.
A significant element of risk management with respect to the process of preparing financial statements of KGHM is the internal control carried out by internal auditing and internal control.

Internal auditing operates based on the „Regulations for internal auditing in KGHM Polska Miedź S.A." approved by the Management Board of the company and on the „Code of ethics for internal auditors in KGHM Polska Miedź S.A." – developed based on International Professional Standards in Internal Auditing Practice. Amongst the basic tasks of internal auditing are the examination and evaluation of auditing mechanisms to ensure the trustworthiness and uniformity of financial data, representing the basis for the preparation of financial statements required by law, and of management reports.

The audits performed in 2008 resulted in the identification and analysis of risk in the processes reviewed. To improve the effectiveness of the processes of risk management, auditing and governance, the effectiveness of the risk management and internal auditing systems was evaluated. In 2008 an external audit was also carried out in KGHM with respect to information security.

Internal control operates based on the „Internal Control Regulations" approved by the Management Board of the company. Internal (institutional) control is performed by a separate department. The internal control system in KGHM is based on the principle of independence and encompasses all company processes, including those areas which directly or indirectly affect the correctness of the financial statements. Additionally, the obligation fully remains for each employee to control their own performance, and for every level of management staff to perform their control - within supervisory-related duties.

One of the most important areas of risk to which the Group is exposed is market risk. Due to the exposure of the Group to market risk (copper and silver prices and the USD/PLN exchange rate), derivative instruments to manage this risk are used.
Organisation of the process of market risk management in the Group as regards entering and realising transactions on the derivative instruments market is based on proxy authority granted by the management boards of Group companies.

Organisation of the market risk management process in the company separates the functions of units responsible for entering transactions on the derivative instruments market from the functions of units responsible for their authorisation, settlement and the preparation of information on the measurement of these transactions. Such an organisational structure, in accordance with best practice in risk management, permits control over the process of entering into transactions and the elimination of derivative instruments transactions unauthorised by the Management Board.

The effectiveness of the control and risk management procedures in the process of preparing financial statements of KGHM Polska Miedź S.A. may be seen in the form of the high quality of these statements, as confirmed by the opinions put forth thus far by certified auditors from their auditing of the financial statements and by the high evaluations of the recipients of these statements. In addition, KGHM Polska Miedź S.A. participates in the competition The Best Annual Report organised by the Institute of Accounting and Taxation under the patronage of the Warsaw Stock Exchange, gaining leading positions amongst listed companies. For its 2007 Annual Report, KGHM Polska Miedź S.A. was awarded first place.

Other Group companies

The companies of the KGHM Polska Miedź S.A. Group, as well as the Parent Entity, register, process and present economic and financial data based on their own procedures for the identification, documentation and control of economic operations.

The Accounting Policy approved by KGHM Polska Miedź S.A., based on International Financial Reporting Standards, requires the entities of the Group, with respect to the preparation of data packets for the preparation of the consolidated financial report. Each company prepares its own principles of economic and financial management, account plans and principles of inventorisation.

In addition, the companies apply their own internal procedures with respect to control systems and the evaluation of risk related to their activities.

The scope and principles of financial reporting are set in consultation with the Parent Entity.

The decided majority of Group entities maintain their accounts within an integrated IT system. Some companies are preparing to implement such systems. Documentation of the IT accounting system is periodically verified and updated.

The companies implement organisational and systemic solutions with respect to ensuring the proper use and protection of systems and data, as well as secure access to data and hardware. These entities develop their own security policies in the form of internal access to resources, the granting of rights, and of control over each stage of preparation of their financial statements.

All of the Group's companies have supervisory boards, which in accordance with art. 4a of the Accounting Act dated 29 September 1994, are responsible for ensuring the conformance of the financial statements and the reports on the activities of the company with the laws in force.

Internal control in the Group's companies functions on the basis of regulations approved by the management boards of the entities. In most companies, internal control has an institutional character, i.e. it is realised by a separate organisational unit. The companies themselves regulate their internal control systems, depending on the scale of activities and the needs of the management board. Control activities have a direct or indirect impact on the veracity of the financial statements.

The companies of the Group are exposed, in a similar way as is the Parent Entity, to various types of risk. Amongst the most important are market risks (copper and silver prices and the USD/PLN and EUR/PLN exchange rates). The companies most exposed to currency risk make use of derivative financial instruments to manage this risk.

5. Subsequent events

Acquisition of shares of „Biowind" Sp. z o.o. by Energetyka Sp. z o.o.

On 5 January 2009 an agreement for the acquisition of the shares of the company „Biowind" Sp. z o.o. with its registered head office in Gdańsk was entered into between „Energetyka" sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) and two physical persons.

Based on this agreement, „Energetyka" sp. z o.o. acquired 1000 shares with a nominal value of PLN 50 each, having a total nominal value of PLN 50 thousand, representing 100% of the shares of „Biowind" Sp. z o.o. and granting 100% of the votes at the General Shareholders' Meeting of „Biowind" Sp. z o.o.

The purchase price for the shares amounts to PLN 450 thousand. The shares were paid for in cash.

The share capital of „Biowind" Sp. z o.o. amounts to PLN 50 thousand and is divided into 1000 shares with a nominal value of PLN 50 per share.

The carrying amount of the assets in the accounts of „Energetyka" sp. z o.o. is PLN 450 thousand. The acquisition of these assets was financed using the internal funds of „Energetyka" sp. z o.o. The assets acquired are of a long-term, equity investment nature.

The purchase of shares of „Biowind" Sp. z o.o., holding a lease on property (around 300 hectares) in the Warmińsko-Mazurskie Voivodeship, enables the commencement of formal procedures aimed at realising an investment related to the construction of a wind farm.

Termination of contracts with PGNiG

On 10 January 2009 two contracts entered into on 1 December 2003 by a subsidiary of KGHM Polska Miedź S.A. - "Energetyka" sp. z o.o. - and Polskie Górnictwo Naftowe i Gazownictwo Spółka Akcyjna (PGNiG S.A.) for the supply of natural gas for power-generation purposes to reception terminals in Żukowice and Polkowice were terminated (current report no. 58/2003 dated 3 December 2003).
Final negotiations are underway between KGHM Polska Miedź S.A. and PGNiG S.A. with respect to the signing of a new contract for the supply of natural gas, among others to the reception terminals in Żukowice and Polkowice. It was established that KGHM Polska Miedź S.A. will be the party to the contract for receiving natural gas.

Acquisition of shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. by KGHM Ecoren S.A.

On 14 January 2009 an agreement for the acquisition of the shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. (a direct subsidiary of KGHM Ecoren S.A.) was signed between KGHM Ecoren S.A. (a direct subsidiary of KGHM Polska Miedź S.A.) and SITA POLSKA SPÓŁKA Z OGRANICZONĄ ODPOWIEDZIALNOŚCIĄ.

Based on this agreement, KGHM Ecoren S.A. acquired 380 shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. having a total nominal value of PLN 380 thousand, representing 49.67% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o. and granting the right to 49.67% of the votes at the General Shareholders' Meeting.

The shares were acquired for PLN 2 801 thousand and paid for in cash on the date of signing the agreement. The carrying amount of the shares acquired in the accounts of KGHM Ecoren S.A. is PLN 2 863 thousand. The acquisition of these assets was financed using the internal funds of KGHM Ecoren S.A. The assets acquired are of a long-term, equity investment nature.

Currently KGHM Ecoren S.A. owns 100% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o. and 100% of the votes at the General Shareholders' Meeting.

Approval by the Supervisory Board of the Budget for 2009 and the „Strategy of KGHM Polska Miedź S.A. for the years 2009-2018"

On 23 February 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the company's Budget for 2009 as presented by the Management Board as well as the „Strategy of KGHM Polska Miedź S.A. for the years 2009-2018". Details of the approved documents are presented in the Report of the Management Board on the Company's Activities in 2008.

6. Annexes

6.1. Methodology of calculating ratios used in the report

$$\text{ROE} = \frac{\text{profit for the period}}{\text{equity}} \times 100$$

$$\text{ROA} = \frac{\text{profit for the period}}{\text{total assets}} \times 100$$

$$\text{Quick liquidity} = \frac{\text{current assets - inventory}}{\text{current liabilities}}$$

$$\text{Current liquidity} = \frac{\text{current assets}}{\text{current liabilities}}$$

$$\text{debt ratio} = \frac{\text{total liabilities}}{\text{equity and liabilities}} \times 100$$

$$\text{Durability of financing structure} = \frac{\text{equity + non-current liabilities}}{\text{equity and liabilities}} \times 100$$

6.2. List of tables

6.3. List of diagrams

Signatures of all Members of the Management Board			
Date	First name, surname	Position/Function	Signature
27 March 2009	*Mirosław Krutin*	President of the Management Board	[signature]
27 March 2009	*Herbert Wirth*	I Vice President of the Management Board	[signature]
27 March 2009	*Maciej Tybura*	Vice President of the Management Board	[signature]